upbound™

2023 Proxy Statement

2022 Annual Report



UPBOUND GROUP, INC.
5501 Headquarters Drive
Plano, Texas 75024

Dear Fellow Stockholder:

It is our pleasure to invite you to attend the 2023 Annual Meeting of Stockholders (the "2023 Annual Meeting") of Upbound Group, Inc. (formerly known as Rent-A-Center, Inc.). The 2023 Annual Meeting will be held on Tuesday, June 6, 2023, at 8:00 a.m., Central Time, at the Upbound Group, Inc. Field Support Center, which is located, along with our principal executive offices, at 5501 Headquarters Drive, Plano, Texas 75024.

In connection with the 2023 Annual Meeting, the attached Notice of Annual Meeting and Proxy Statement describe the business items we plan to address at the meeting. We also plan to have a question and answer session during which our stockholders will have the opportunity to ask questions of management regarding our business.

In accordance with the Securities and Exchange Commission's "Notice and Access" model, we are furnishing proxy materials to our stockholders via the Internet. On or about April 25, 2023, we began mailing a Notice of Internet Availability of Proxy Materials detailing how to access the proxy materials electronically and how to submit your proxy via the Internet. The Notice of Internet Availability of Proxy Materials also provides instructions on how to request and obtain paper copies of the proxy materials and proxy card or voting instruction form, as applicable. We believe this process provides our stockholders with a convenient way to access the proxy materials and submit their proxies online, while allowing us to reduce our environmental impact as well as the costs of printing and distribution.

Your vote is very important so we encourage you to review the information contained in the proxy materials and submit your proxy, regardless of the number of shares you own. It is important that beneficial owners of our common stock instruct their brokers on how they want to vote their shares. Please note that you will need the control number provided on your Notice of Internet Availability of Proxy Materials in order to submit your proxy online.

We look forward to seeing you on June 6, 2023.

Sincerely,

/s/ Jeffrey Brown	/s/ Mitchell Fadel
Jeffrey Brown	Mitchell Fadel
Chairman of the Board	*Chief Executive Officer and Director*



Notice of 2023 Annual Meeting of Stockholders

Tuesday, June 6, 2023
8:00 a.m., Central Time

The 2023 annual meeting of stockholders of Upbound Group, Inc. (formerly known as Rent-A-Center, Inc.) will be held on Tuesday, June 6, 2023, at 8:00 a.m., Central Time, at the Upbound Group, Inc. Field Support Center, which is located, along with our principal executive offices, at 5501 Headquarters Drive, Plano, Texas 75024, for the following purposes:

1. To elect or re-elect the seven directors nominated by our board of directors;

2. To ratify the Audit & Risk Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2023;

3. To conduct an advisory vote approving the compensation of the named executive officers for the year ended December 31, 2022, as set forth in the proxy statement;

4. To approve an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan; and

5. To transact other business that properly comes before the meeting and any adjournments or postponements thereof.

The foregoing items of business are more fully described in the proxy statement which is attached to, and made a part of, this notice. Our board of directors has fixed the close of business on April 11, 2023 as the record date for determining the stockholders entitled to receive notice of, and to vote at, the 2023 Annual Meeting and at any and all adjournments or postponements thereof.

We are using the "Notice and Access" method of furnishing proxy materials to our stockholders via the Internet. Instructions on how to access and review the proxy materials on the Internet can be found on the Notice of Internet Availability of Proxy Materials (the "Notice") mailed to stockholders of record on or about April 25, 2023. The Notice also contains instructions on how to receive a paper copy of the proxy materials.

Your vote is important, and whether or not you plan to attend the 2023 Annual Meeting, please vote as promptly as possible. We encourage you to vote via the Internet, as it is the most convenient and cost-effective method of voting. You may also vote by telephone or by mail (if you receive paper copies of the proxy materials or request a paper proxy card). Instructions regarding all three methods of voting are included in the Notice, the proxy card and the proxy statement.

Thank you in advance for voting and for your support of Upbound Group, Inc.

By Order of the Board of Directors,

/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President – General Counsel
and Corporate Secretary
Upbound Group, Inc.
5501 Headquarters Drive, Plano, Texas 75024
April 25, 2023

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 6, 2023**

This Notice of Annual Meeting, the proxy statement and our annual report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K") (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *investor.upbound.com*, in the "Financials and Filings — Annual Reports and Proxies" subsection. Additionally, you may access the Notice of Annual Meeting, the proxy statement and the 2022 Form 10-K at *www.proxyvote.com*.

Table of Contents

Proxy Statement
For the Annual Meeting of Stockholders
To Be Held on June 6, 2023

This proxy statement is furnished in connection with the solicitation of proxies by Upbound Group, Inc. (formerly known as Rent-A-Center, Inc.) on behalf of its board of directors (the "Board"), for the 2023 annual meeting of stockholders of the Company (the "2023 Annual Meeting"). In this proxy statement, references to "Upbound", the "Company", "we", "us", "our" and similar expressions refer to Upbound Group, Inc., unless the context of a particular reference provides otherwise. Although we refer to our website and other websites in this proxy statement, the information contained on our website or other websites is not a part of this proxy statement. The Notice of Internet Availability of Proxy Materials (the "Notice") is being mailed on or about April 25, 2023 to stockholders of record as of April 11, 2023.

SUMMARY

This summary highlights certain information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For information regarding our 2022 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K").

Meeting Information

Date & Time: 8:00 a.m., Central Time, on Tuesday, June 6, 2023, or at such other time to which the meeting may be adjourned or postponed. References in this proxy statement to the 2023 Annual Meeting also refer to any adjournments, postponements or changes in time or location of the meeting, to the extent applicable.

Location: Upbound Group, Inc. Field Support Center, 5501 Headquarters Drive, Plano, Texas 75024

Eligibility to Vote: You can vote if you were a stockholder of record at the close of business on April 11, 2023 by following the instructions set forth in this proxy statement.

Overview of Proposals

Proposal	Board Vote Recommendation
One: Election of Directors	FOR each Director Nominee
Two: Ratification of Auditors	FOR
Three: Advisory Vote on Executive Compensation	FOR
Four: Approval of an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan	FOR

Board Information

Board Nominees

The following table provides summary information about each director nominee who is nominated for election or re-election at the 2023 Annual Meeting. Each director nominee will serve a one-year term expiring at the 2024 annual meeting of stockholders and until their successors are elected and qualified. As previously disclosed, Mr. Silver's service on the Board ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies and, accordingly, Mr. Silver is not one of the director nominees. Upon Mr. Silver's resignation, the Board was reduced to seven members. Additional information about each nominee, including the Board's diversity and skills matrix, can be found under "Proposal One: Election of Directors" below.

Name	Age	Director Since	Independent	Committee Memberships	Other Public Company Boards
Jeffrey Brown (Chairman)	62	2017	Yes	Audit & Risk (chair)	Medifast, Inc.
Mitchell Fadel	65	2017	—	—	—
Christopher Hetrick	44	2017	Yes	Compensation (chair) Nominating and Corporate Governance	—
Harold Lewis	62	2019	Yes	Audit & Risk Compensation	—
Glenn Marino	66	2020	Yes	Audit & Risk Nominating and Corporate Governance	—
Carol McFate	70	2019	Yes	Audit & Risk Nominating and Corporate Governance (chair)	Argo Group International Holdings, Ltd
Jen You	41	2022	Yes	Compensation	—

Independent Directors

Other than our Chief Executive Officer ("CEO"), all members of the Board are independent as determined in accordance with applicable rules of Nasdaq and the Securities and Exchange Commission (the "SEC") and as determined by our Board.

Board Leadership Structure; Independent Chairman

Our Board separates the roles of Chairman and Chief Executive Officer. Mr. Brown serves as Chairman and Mr. Fadel serves as our Chief Executive Officer.

Board Diversity

Our Board includes a range of individuals with diverse backgrounds and experiences, including both gender and ethnic diversity.

Corporate Governance

General

Our Board has established corporate governance practices designed to serve the best interests of our Company and our stockholders, including:

- a code of business conduct and ethics applicable to all of our Board members and employees;

- a majority voting standard in non-contested elections for directors;

- annual elections for all directors;

- a policy for the submission of complaints or concerns relating to accounting, internal accounting controls or auditing matters; and

- procedures regarding stockholder communications with our Board and its committees.

Director Compensation

Under our current compensation program, our non-employee directors receive annual retainers, which are payable in cash unless the applicable director has elected to receive all or a portion of such amount in the form of deferred stock units ("DSUs"), as well as an annual DSU award under the Upbound Group, Inc. 2021 Long-Term Incentive Plan (the "2021 Plan") with a grant date value of $132,500. In addition, non-employee directors may elect to defer cash dividends otherwise payable on DSUs into additional DSUs. The Company provides a 25% matching contribution on deferrals of cash retainers and cash dividends into DSUs.

Mr. Fadel, our Chief Executive Officer and our only employee director, is not entitled to receive compensation for his service as a director.

Executive Compensation

Program Objectives

The objectives of our executive compensation program are to:

- attract, retain and motivate senior executives with competitive compensation opportunities;

- balance short-term and long-term strategic goals;

- align our executive compensation program with the core values identified in our mission statement; and

- reward achievement of our financial and non-financial goals.

The Company's compensation philosophy focuses on ensuring a competitive target total direct compensation (base salary, annual incentive opportunity and long-term incentive compensation opportunity) based on market data for compensation paid at similarly situated public companies in the retail and consumer finance sectors, which include companies in the Company's Peer Group (as described under "Compensation Discussion and Analysis" below). The Committee ultimately exercises discretion to finalize pay levels based on numerous factors, including tenure, experience, historical performance and responsibilities.

The following are the primary forms of compensation currently utilized by the Compensation Committee in compensating our named executive officers:

- base salary, which is paid in cash;

- annual incentive compensation, which (to the extent earned for a particular year) is paid in cash and, for 2022, was based on (1) consolidated adjusted EBITDA, (2) Acima segment revenues, and (3) Rent-A-Center segment same store sales. For purposes of the annual incentive compensation, consolidated adjusted EBITDA is calculated as net earnings before interest, taxes, stock-based compensation, depreciation and amortization, and the impacts of the annual incentive compensation expense, as adjusted for certain gains and charges we view as extraordinary, unusual or non-recurring in nature and which we believe do not reflect our core business activities ("Adjusted EBITDA"); and

- long-term incentive compensation, which consists of (1) restricted stock units which vest one-third each year over a three-year period, and (2) performance stock units which vest based solely on a relative total shareholder return metric over a three-year measurement period.

Pay for Performance; Relative Total Shareholder Return

Our executive compensation program directly links a substantial portion of executive compensation to our financial and stock price performance through both annual and long-term incentives.

For the 2022 annual cash incentive program, based on Company performance, no named executive officer received a bonus plan payout.

In 2020, our Compensation Committee granted eligible executive officers performance-based restricted stock units based on our relative Total Shareholder Return ("TSR") as compared to the S&P 1500 Specialty Retail Index over a three-year measurement period, which ended December 31, 2022. Our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ranked us 38 out of 55 companies in the S&P 1500 Specialty Retail Index, which resulted in the vesting of 50% of the performance-based restricted stock units that were granted.

Equity Ownership Guidelines

We believe that our Board and our management should have a significant financial stake in the Company to ensure that their interests are aligned with those of our stockholders. To that end, our directors, Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents are subject to equity ownership guidelines.

Hedging and Pledging Restrictions

Our insider trading policy prohibits our directors, officers and employees from engaging in hedging, monetization or options transactions related to our securities or transactions involving any derivative security of the Company or similar instruments.

Our insider trading policy also prohibits the holding of securities of the Company in a margin account or pledging securities of the Company as collateral for a loan, in each case unless they are treated as non-marginable by the brokerage firm.

Clawback Policy

Our Board has adopted a clawback policy that allows the Company to seek recoupment, repayment and/or forfeiture of any annual or long-term cash, equity or equity-based incentive or bonus compensation outstanding and unpaid or paid and received during the three-year period preceding the date of a clawback event (as described under "Compensation Discussion and Analysis — Policies and Risk Mitigation — Clawback Policy").

On October 26, 2022, the SEC adopted final rules directing national securities exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation. In response, Nasdaq proposed revised listing standards in February 2023. Our Board will address any clawback policy revisions required by Nasdaq prior to their effective date.

QUESTIONS AND ANSWERS ABOUT THE 2023 ANNUAL MEETING AND VOTING PROCEDURES

Who may vote?

Stockholders of record as of the close of business on April 11, 2023, the record date for the 2023 Annual Meeting, may vote at the meeting. Each share of common stock entitles the holder to one vote per share. As of April 11, 2023, there were 55,932,444 shares of our common stock outstanding, which were held by 41 holders of record. Most of our stockholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- Stockholder of record: If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and the Notice was sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the company or to vote at the 2023 Annual Meeting. If you requested to receive printed proxy materials, we have enclosed a proxy card for you to use. You may also vote on the Internet, or by telephone.

- Beneficial owner: If your shares are held in an account in the name of a brokerage firm, bank, broker-dealer, trust or other similar organization (i.e., in street name), like the vast majority of our stockholders, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you must instruct the broker or other nominee how to vote your shares.

What constitutes a quorum?

The holders of at least a majority of our outstanding shares of common stock entitled to vote at the 2023 Annual Meeting must be present or represented by proxy at the 2023 Annual Meeting to have a quorum. Any stockholder present at the 2023 Annual Meeting or represented by proxy, but who abstains from voting, and "broker non-votes" will be counted for purposes of determining whether a quorum exists. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

How do I vote?

You cannot vote your shares of common stock unless you are present at the meeting or you have previously given your proxy before the applicable deadline. If you are a registered stockholder, you may vote your shares or submit a proxy in one of the following convenient ways:

Voting Method	Description of Process
By Internet	You may submit a proxy electronically on the Internet, by visiting the website shown on the Notice or proxy card and following the instructions.
By Telephone	If you request paper copies of the proxy materials by mail, you may submit a proxy by telephone, by calling the toll-free telephone number shown on the Notice or proxy card and following the instructions.
By Mail	If you request paper copies of the proxy materials by mail, you may submit a proxy by signing, dating and returning a paper proxy card in accordance with its instructions. The Notice provides instructions on how to request a paper proxy card and other proxy materials.
In Person	By properly and timely completing and delivering a company ballot to the inspector of election at the 2023 Annual Meeting, prior to the closing of the polls.

If you are voting on the Internet prior to the 2023 Annual Meeting or by telephone, your voting instructions must be received by 11:59 p.m., Eastern Time, on June 5, 2023, unless you are a participant in our 401(k) plan, in which case your voting instructions must be received by 11:59 p.m., Eastern Time, on June 1, 2023.

If your shares are held in street name, you will receive instructions from your bank, broker or other holder of record that you must follow in order for your shares to be voted.

How will the proxies be voted?

The Board has appointed Mr. Bryan Pechersky, Executive Vice President — General Counsel and Corporate Secretary, and Mr. Fahmi Karam, Executive Vice President — Chief Financial Officer, as the management proxyholders for the 2023 Annual Meeting. All properly executed proxies, unless revoked as described below, will be voted by a management proxyholder at the meeting in accordance with your directions on the proxy. If a properly executed proxy does not provide instructions, the shares of common stock represented by your proxy will be voted:

Proposal	Board Recommendation
One: Election of Directors	"FOR" each of the Board's nominees for director
Two: Ratification of the Audit & Risk Committee's Selection of Ernst & Young LLP	"FOR" the ratification of the Audit & Risk Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for 2023
Three: Advisory Vote on Executive Compensation	"FOR" the resolution approving, on an advisory basis, the compensation of the named executive officers for the year ended December 31, 2022, as set forth in this proxy statement
Four: Approval of an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan	"FOR" the resolution approving an amendment to the 2021 Long-Term Incentive Plan

As of the date of this proxy statement, the Board is not aware of any other business or nominee to be presented or voted upon at the 2023 Annual Meeting. Should any other matter requiring a vote of stockholders properly arise, the management proxy holders will use their discretion to vote the proxies in accordance with their best judgment in the interests of the Company. Unless otherwise stated, all shares represented by your completed, returned, and signed proxy will be voted as described above.

How do I revoke my proxy if desired?

If you are a registered stockholder, you may revoke your proxy by timely following one of the processes set forth below.

Revocation Method	Description of Process
New Proxy Card	Deliver a signed proxy, dated later than the first one, which proxy must be received by the Company prior to the vote at the 2023 Annual Meeting
New Internet/Telephone Proxy	Vote at a later time on the Internet or by telephone, if you previously voted on the Internet or by telephone, which vote must be submitted prior to the deadline set forth above
New Vote at 2023 Annual Meeting	Attend the meeting and vote in person or by proxy (attending the meeting alone will not revoke your proxy)
Written Notice to the Company	Deliver a signed, written revocation letter, dated later than the previously submitted proxy, to Bryan Pechersky, Executive Vice President — General Counsel & Corporate Secretary, at 5501 Headquarters Drive, Plano, TX 75024, which letter must be received by the Company on the business day prior to the 2023 Annual Meeting

If you are a street name stockholder and you submit a voting instruction form, you may change your vote by submitting new voting instructions to your bank, broker or other holder of record in accordance with the procedures of such bank, broker or other holder of record.

How many votes must each proposal receive to be adopted?

The table below summarizes, for each voting item, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the stockholder of record if the beneficial owner has not provided voting instructions). The Board recommends a vote "FOR" each of the proposals below.

Proposal	Required Vote for Approval	Impact of Broker Non-Votes and Abstentions
One: Election of Directors	Under our bylaws, directors are elected by a majority of the votes cast in uncontested elections. Accordingly, the numbers of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. In contested elections, the vote standard would be a plurality of votes cast. Each share may be voted for each of the nominees, but no share may be voted more than once for any particular nominee.	Broker non-votes and abstentions will not affect the outcome of the vote.
Two: Ratification of the Audit & Risk Committee's Selection of Ernst & Young LLP	A majority of the votes cast is required to ratify Ernst & Young LLP as our independent registered public accounting firm.	Certain brokers have discretionary authority in the absence of timely instructions from their customers to vote on this proposal. Abstentions will not affect the outcome of the vote.
Three: Advisory Vote on Executive Compensation	The affirmative vote of the holders of a majority in voting power of the shares of common stock present or represented by proxy and entitled to vote at the meeting is required to approve the advisory resolution on executive compensation.	Broker non-votes will not affect the outcome of the vote. Because abstentions are counted as shares present and entitled to vote on the proposal, each abstention will have the same effect as a vote "against" this proposal.
Four: Approval of an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan	The affirmative vote of the holders of a majority in voting power of the shares of common stock present or represented by proxy and entitled to vote at the meeting is required to approve an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan.	Broker non-votes will not affect the outcome of the vote. Because abstentions are counted as shares present and entitled to vote on the proposal, each abstention will have the same effect as a vote "against" this proposal.

A representative of Broadridge Financial Services, Inc. will tabulate the votes and act as inspector of elections.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers, holding shares on behalf of beneficial owners, or customers, do not receive voting instructions from the customers. Brokers holding shares of record for customers generally are not entitled to vote on certain "non-routine" matters unless they receive voting instructions from their customers. In the event that a broker does not receive voting instructions for these matters, a broker may notify us that it lacks voting authority to vote those shares. These broker non-votes refer to votes that could have been cast on the matter in question by brokers with respect to uninstructed shares if the brokers had received their customers' instructions. These broker non-votes will be included in determining whether a quorum exists.

Your broker is not permitted to vote your uninstructed shares in respect of "non-routine" matters, including Proposal One (election of directors), Proposal Three (advisory vote on executive compensation) or Proposal Four (approval of an amendment to the Upbound Group, Inc. 2021 Long-Term Incentive Plan). As a result, if you hold your shares in street name and you do not instruct your broker how to vote, no votes will be cast on your behalf in respect of the foregoing matters. However, if you hold your shares in street name and you do not instruct your broker how to vote in respect of certain "routine" matters, including Proposal Two (ratification of auditors), your broker might be entitled to vote your shares.

To be certain your shares are voted in the manner you desire, you should instruct your bank or broker how to vote your shares.

Who is soliciting my proxy?

The Board is soliciting your proxy and we will bear the cost of soliciting proxies. Proxies may be solicited by telephone, electronic mail, personal interview or other means of communication. We will reimburse banks, brokers, custodians, nominees and fiduciaries for reasonable expenses they incur in sending proxy materials to you if you are a beneficial holder of our shares. We have engaged Saratoga Proxy Consulting LLC, a proxy solicitation firm, to assist in the solicitation of proxies for which we will pay a fee in the amount of $10,000 and will also reimburse Saratoga Proxy Consulting LLC for reasonable and customary out-of-pocket expenses incurred in performing such services.

PROPOSAL ONE: ELECTION OF DIRECTORS

Nominees for Director at the 2023 Annual Meeting

Currently, the number of directors constituting our entire Board is seven, each of whom is elected at the annual meeting of stockholders to serve one-year terms expiring at the following annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Our Board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated seven sitting directors to be elected or re-elected as directors by our stockholders. As noted above, Mr. Silver's service as a director ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.

The qualifications necessary for a board nominee and the Nominating and Corporate Governance Committee's process for evaluating prospective board members is discussed under "Director Nominations — Qualifications" below. Specific experience and relevant considerations with respect to each nominee are set forth in each candidate's respective biography below.

Each nominated director has agreed to stand for election or re-election; however, should any of them become unable or unwilling to accept such nomination, the shares of common stock voted for that nominee by proxy will be voted for the election of a substitute nominee as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy. If any nominee is unable to serve his or her full term, the Board may reduce the number of directors or designate a substitute to serve until the subsequent annual meeting of stockholders. Our Board has no reason to believe that any of the director nominees will be unable or unwilling to serve as a director, and, to the knowledge of the Board, each intends to serve the entire term for which election is sought.

Our Board recommends that you vote "FOR" each of the director nominees.



Jeffrey Brown

Chairman of the Board; Independent Director
Age: 62
Director Since: 2017
Committees Served: Audit & Risk (chair)
Gender: Male
Ethnicity: Caucasian

Mr. Brown is the Chief Executive Officer and founding member of Brown Equity Partners, LLC ("BEP"), which provides capital to management teams and companies needing equity capital. Prior to founding BEP in 2007, Mr. Brown served as a founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley & Brown from 1993 to 2007. Mr. Brown has worked at Hughes Aircraft Company, Morgan Stanley & Company, Security Pacific Capital Corporation and Bank of America Corporation.

In his 37 years in the investment business, Mr. Brown has served on over 50 boards of directors, including the boards of directors of ten public companies. Since June 2017, Mr. Brown has served as a director of Upbound Group, Inc., and is currently its Chairman. Since June 2015, Mr. Brown has served as the Lead Director of Medifast, Inc., where he also serves as chairman of the Audit Committee and is a member of the Executive Committee. Mr. Brown previously served as a director for companies such as Outerwall Inc., Midatech Pharma PLC and Nordion, Inc.

We believe Mr. Brown's extensive public and private company board experience, significant transactional experience and strong financial experience, provide valuable perspectives and leadership to the Board as we pursue our strategic growth objectives.



Mitchell Fadel

Director; Chief Executive Officer
Age: 65
Director Since: 2017
Committees Served: N/A
Gender: Male
Ethnicity: Caucasian; Middle Eastern

Mr. Fadel has served as one of our directors since June 2017 and was named Chief Executive Officer on January 2, 2018. Mr. Fadel was self-employed prior to joining the Company after most recently serving as President — U.S. Pawn for EZCORP, Inc., a leading provider of pawn loans in the United States and Mexico, from September 2015 to December 2016. Prior to that, Mr. Fadel served as President of the Company (beginning in July 2000) and Chief Operating Officer (beginning in December 2002) each until August 2015, and also as a director of the Company from December 2000 to November 2013. From 1992 until 2000, Mr. Fadel served as President and Chief Executive Officer of the Company's subsidiary Rent-A-Center Franchising International, Inc. f/k/a ColorTyme, Inc. Mr. Fadel's professional experience with the Company also includes previously serving as a Regional Director and a District Manager.

As our Chief Executive Officer, Mr. Fadel's day-to-day leadership provides him with intimate knowledge of our operations that are a vital component of our Board discussions. In addition, Mr. Fadel brings 30 years of experience in and knowledge of the rent-to-own industry, including his previous tenure as our President and Chief Operating Officer, to the Board. We believe Mr. Fadel's service as our Chief Executive Officer creates a critical link between management and our Board, enabling our Board to perform its oversight function with the benefit of management's perspectives on our business.



Christopher Hetrick

Independent Director
Age: 44
Director Since: 2017
Committees Served: Compensation (chair); Nominating and Corporate Governance
Gender: Male
Ethnicity: Caucasian

Mr. Hetrick has been the Director of Research at Engaged Capital since co-founding the firm in 2012. His responsibilities include managing the research process from idea generation through value realization as well as developing and overseeing the analyst team. Prior to Engaged Capital, Mr. Hetrick spent more than ten years with Relational Investors, a former $6 billion activist equity fund. Mr. Hetrick began his career with Relational and eventually became the firm's senior consumer analyst overseeing over $1 billion in consumer sector investments.

We believe that Mr. Hetrick's extensive investment experience in a broad range of industries including consumer retail as well as his expertise in corporate strategy, capital allocation, executive compensation and investor communications provide valuable perspectives to our Board.



Harold Lewis

Independent Director
Age: 62
Director Since: 2019
Committees Served: Audit & Risk; Compensation
Gender: Male
Ethnicity: African American

Mr. Lewis brings over 30 years of experience in financial services and mortgage lending. Mr. Lewis currently serves as the President and Chief Operating Officer of BSI Financial Services, a financial services company in the mortgage industry. From August 2018 until June 2019, he served as the CEO of Renovate America, Inc., a national home improvement fintech company focused on energy efficient home improvement lending. From 2016 to 2018, Mr. Lewis was a senior advisor for McKinsey & Company, a worldwide management consulting firm. From 2012 to 2015 he served as President and COO of Nationstar Mortgage, one of the largest mortgage servicers in the country. In that position, he grew Nationstar's servicing platform from $30 billion to $400 billion and mortgage origination portfolio from $1.8 billion to $25 billion while also building and managing Nationstar's relationship with the newly created industry regulator, the Consumer Financial Protection Bureau. Prior to Nationstar Mortgage, he held C-Suite and senior executive positions at Citi Mortgage, Fannie Mae, Resource Bancshares Mortgage Group and Nations Credit, among others.

We believe that Mr. Lewis' significant financial technology knowledge, broad experience with a similar customer demographic as our company and consumer finance regulatory experience provides our Board with an important resource across our businesses.



Glenn Marino

Independent Director
Age: 66
Director Since: 2020
Committees Served: Audit & Risk; Nominating and Corporate Governance
Gender: Male
Ethnicity: Caucasian

Mr. Marino was appointed to the Board in February 2020. Mr. Marino brings 40 years of experience in the consumer retail finance industry, most recently serving as Executive Vice President, CEO — Payment Solutions and Chief Commercial Officer of Synchrony Financial, Inc., a $21 billion financial services company, from 2014 until 2018. Prior to the spin-off in 2014 of Synchrony by General Electric Corporation, Mr. Marino was an executive with the North American retail finance business of General Electric, serving as CEO — Payment Solutions and Chief Commercial Officer from 2012 to 2013, and CEO — Sales Finance from 2001 to 2011. From 1999 to 2001, Mr. Marino served as CEO of Monogram Credit Services, a joint venture between GE and BankOne (now JPMorgan Chase & Co.). Prior to that, Mr. Marino held various roles of increasing responsibility in finance, business development, credit risk, and marketing with General Electric and Citibank.

We believe Mr. Marino's extensive knowledge in retail finance, business development, and banking and his consumer finance regulatory experience provide a valuable perspective to our Board as we continue to pursue our strategic growth objectives.



Carol McFate

Independent Director
Age: 70
Director Since: 2019
Committees Served: Audit & Risk; Nominating and Corporate Governance (chair)
Gender: Female
Ethnicity: Caucasian

Ms. McFate served from 2006 until 2017 as the Chief Investment Officer of Xerox Corporation, a multinational document provider of multifunction document management systems and services, managing retirement assets for North American and United Kingdom plans. Previously, Ms. McFate served in various finance and treasury roles for a number of prominent insurance and financial services companies, including XL Global Services, Inc., a U.S.-based subsidiary of XL Capital Ltd., a leading Bermuda-based global insurance and reinsurance company, American International Group, Inc., an American multinational property & casualty insurance, life insurance, and financial services provider, and Prudential Insurance Company of America, an American Fortune Global 500 and Fortune 500 company whose subsidiaries provide life insurance, investment management and other financial products and services to both retail and institutional customers through the U.S. and in over 30 other countries. Ms. McFate is a Chartered Financial Analyst. Ms. McFate also serves as a director and member of the Audit Committee and Human Resources Committee and as the chair of the Investment Committee of Argo Group International Holdings, Ltd.

Ms. McFate brings over 40 years of global corporate finance experience and a varied viewpoint to the Board which we believe supports us in our strategic initiatives and enhances our long-term vision, sustainable growth and shareholder value.



Jen You

Independent Director
Age: 41
Director Since: 2022
Committees Served: Compensation
Gender: Female
Ethnicity: Asian

Ms. You was appointed to the Board in January 2022. Ms. You is an accomplished technology executive. Ms. You currently serves as Head of Product for Uber Rides, a leading global mobility as a service provider, where she leads a global product organization building consumer experiences and reimagining mobility in over 80 countries around the world. Prior to her current position, Ms. You served as VP Growth for RippleX Platform, a provider of technology infrastructure, tools, services, programs and support for creation on the XRP Blockchain Ledger (XRPL), from April 2020 to January 2021; VP Technology Products, Growth & Monetization Strategy, for WeWork, a provider of flexible shared workspaces, from October 2018 to April 2020; and VP Product & Operations for UnitedMasters, a leading digital content distribution company, from December 2016 to August 2018. Prior to that, she served in various product and business roles at Facebook (now Meta), a leading social media platform, from 2012 to 2016. In 2020, Ms. You led the launch of a new open-source payment protocol called PayID reaching over 125 million consumers globally, and launched the Open Payments Coalition, a consortium of the world's largest wallets and exchanges collaborating to make payments more open and interoperable for all consumers.

Ms. You's extensive knowledge in technology products and platforms, including in the consumer space, along with her strong background and leadership skills, provide a valuable addition to our Board as we continue to implement digital solutions for consumers and merchants across our business.

Board Diversity and Skills Matrix

The matrix below summarizes certain of the key experiences, qualifications, skills, and attributes that our director nominees possess and bring to the Board to enable effective oversight. This matrix is intended to provide a summary of our director nominees' qualifications and is not a comprehensive list of each director nominee's strengths or contributions to the Board. Please refer to each director's biographical information above in this proxy statement for additional information.

Skills and Experience	Brown	Fadel	Hetrick	Lewis	Marino	McFate	You
Lease-to-Own, Retail or Consumer Finance Industry Experience	✓	✓	✓	✓	✓		
Franchise		✓					
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
International	✓	✓			✓	✓	✓
Finance and Capital Markets Transactions	✓	✓	✓	✓	✓	✓	
Consumer Technology Products	✓	✓		✓	✓		✓
M&A	✓	✓	✓		✓		
Risk Management	✓	✓	✓	✓	✓	✓	
Corporate Strategy	✓	✓	✓	✓	✓	✓	✓
Tenure and Independence							
Tenure	2017	2017	2017	2019	2020	2019	2022
Independence	✓		✓	✓	✓	✓	✓
Board Diversity Matrix							
Demographics							
Age	62	65	44	62	66	70	41
Gender Identity	M	M	M	M	M	F	F
African American or Black				✓			
Alaskan Native or Native American							
Asian							✓
Hispanic or Latinx							
Native Hawaiian or Pacific Islander							
Caucasian	✓	✓	✓		✓	✓	
Two or More Races or Ethnicities							
LGBTQ+							

Our Nominating and Corporate Governance Committee believes that diversity is one of many attributes to be considered when selecting candidates for nomination to serve as one of our directors. While the Nominating and Corporate Governance Committee has not established a formal policy regarding diversity in identifying director nominees, we believe that it is important that our directors understand the diverse populations that we serve. Indeed, Board membership should reflect diversity in its broadest sense, including persons diverse in background, geography, age, perspective, gender, and ethnicity and the Nominating and Corporate Governance Committee strives to ensure that the candidate pool reflects these attributes.

CORPORATE GOVERNANCE

General

Our Board has established corporate governance practices designed to serve the best interests of our Company and our stockholders. In this regard, our Board has, among other things, adopted:

- a code of business conduct and ethics applicable to all members of our Board, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller;

- separation of the Chairman and Chief Executive Officer roles;

- a majority voting standard in non-contested elections for directors;

- annual elections for all directors;

- a policy for the submission of complaints or concerns relating to accounting, internal accounting controls or auditing matters;

- provisions in our bylaws regarding director candidate nominations and other proposals by stockholders;

- written charters for its Audit & Risk Committee, Compensation Committee, and Nominating and Corporate Governance Committee;

- procedures regarding stockholder communications with our Board and its committees; and

- policies regarding the entry by our Company and its subsidiaries into transactions with certain persons related to our Company.

Our Board intends to monitor developing standards in the corporate governance area and, if appropriate, modify our policies and procedures with respect to such standards. In addition, our Board will continue to review and modify our policies and procedures as appropriate to comply with any new requirements of the SEC or Nasdaq and taking into consideration any feedback received from our stockholders.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics applicable to all members of our Board, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller. The Code of Business Conduct and Ethics forms the foundation of a compliance program we have established as part of our commitment to responsible business practices that includes policies, training, monitoring and other components covering a wide variety of specific areas applicable to our business activities and employee conduct. A copy of the Code of Business Conduct and Ethics is published on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. We intend to make all required disclosures concerning any amendments to, or waivers from, this Code of Business Conduct and Ethics on our website.

Structure of the Board

Independent Chairman

Our Board separates the roles of Chairman and Chief Executive Officer. Mr. Brown serves as Chairman and Mr. Fadel serves as our Chief Executive Officer. The Board believes that the separation of the roles of Chairman and Chief Executive Officer at this time is appropriate in light of Mr. Fadel's tenure as Chief Executive Officer and is in the best interests of the Company's stockholders. Separating these positions aligns the Chairman role with our independent directors, enhances the independence of our Board from management and allows our Chief Executive Officer to focus on developing and implementing our strategic initiatives and supervising our day-to-day business operations. Our Board believes that Mr. Brown is well situated to serve as Chairman because of his experience serving on the boards of directors of other public companies, including as lead director of MediFast, Inc. Mr. Brown works closely with Mr. Fadel to set the agenda for Board meetings and to coordinate information flow between the Board and management.

Our Board understands that there is no single, generally accepted approach to providing Board leadership and that, given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary based on the situation. Our Board will review its determination to separate the roles of Chairman and Chief Executive Officer periodically or as circumstances and events may require.

Independent Directors

As part of the Company's corporate governance practices, and in accordance with Nasdaq rules, the Board has established a policy requiring a majority of the members of the Board to be independent. In January 2023, each of our non-employee directors completed a questionnaire which inquired as to their relationship (and the relationships of their immediate family members) with us and other potential conflicts of interest. Taking into account our review of the responses to this questionnaire process and such other due consideration and diligence as it deemed appropriate, in March 2023, our Board met to discuss the independence of those non-employee directors. Following such discussions and based on the recommendations of the Nominating and Corporate Governance Committee, our Board determined that the following directors are "independent" as defined under Nasdaq rules: Jeffrey Brown, Christopher Hetrick, Harold Lewis, Glenn Marino, Carol McFate and Jen You. The Board also previously determined that former director Mr. Silver was an "independent director" as defined by the Nasdaq listing rules.

The table below includes a description of categories or types of transactions, relationships or arrangements, if any, considered by our Board in reaching its determination that the directors are independent.

Name	Independent	Transactions/Relationships/Arrangements
Jeffrey Brown	Yes	None
Christopher Hetrick	Yes	Employee of Engaged Capital, LLC, a stockholder that beneficially owns 3,604,216 shares of the Company (based on a Schedule 13D filed by Engaged Capital, LLC with the SEC on December 9, 2022). The Board did not deem this ownership by Mr. Hetrick's employer to impair his independence.
Harold Lewis	Yes	None
Glenn Marino	Yes	None
Carol McFate	Yes	None
Jen You	Yes	None

Committees of the Board

The standing committees of the Board during 2022 included the (1) Audit & Risk Committee, (2) Compensation Committee, and (3) Nominating and Corporate Governance Committee. Each of the standing committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. From time to time, the Board may also appoint special committees for specific matters.

The following table provides membership and meeting information for the Board and each of the Board's standing committees during 2022 for our current and former directors and also reflects changes to committees as of the date of this proxy statement:

Name	Independent[1]	Audit & Risk Committee[2]	Compensation Committee	Nominating and Corporate Governance Committee
Jeffrey Brown	Yes	Chair	—	—
Mitchell Fadel	No	—	—	—
Christopher Hetrick	Yes	—	Chair	Member
Harold Lewis	Yes	Member	Member	—
Glenn Marino	Yes	Member	—	Member
Carol McFate	Yes	Member	—	Chair
B.C. Silver[4]	Yes	—	Former Member	Former Member
Jen You	Yes	—	Member[3]	—
Number of Committee Meetings in 2022	—	9	6	6

(1) The Board has determined whether the director is independent as described above under "Independent Directors".
(2) The Board has determined that Mr. Brown is an "audit committee financial expert" as defined by SEC rules and that each of Mr. Lewis, Mr. Marino and Ms. McFate meets the financial sophistication requirements for Nasdaq audit committee members.
(3) Ms. You was appointed to the indicated committee in March 2022.
(4) As noted above, Mr. Silver's service as a director ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.

CORPORATE GOVERNANCE

Audit & Risk Committee

The Audit & Risk Committee assists the Board in fulfilling its oversight responsibilities by reviewing risks relating to accounting matters, financial reporting, legal and regulatory compliance, and other enterprise-wide risks. To satisfy these oversight responsibilities, our Audit & Risk Committee reviews, among other things:

* the financial reports and other financial information provided by us to the SEC or the public;

* our systems of controls regarding finance, accounting, legal compliance and ethics that management and the Board have established;

* our independent auditor's qualifications and independence;

* the performance of our internal audit function and our independent auditors;

* the efficacy and efficiency of our auditing, accounting and financial reporting processes generally; and

* our risk management practices, including cybersecurity risk management.

The Audit & Risk Committee has the direct responsibility for the appointment, compensation, retention and oversight of our independent auditors, and reviews our internal audit department's reports, responsibilities, budget and staffing. In addition, the Audit & Risk Committee meets regularly with our Chief Financial Officer, the head of our internal audit department, our independent auditors and management (including regularly scheduled executive sessions with the head of our internal audit department and our independent auditors). The Audit & Risk Committee also oversees compliance with our Code of Business Conduct and Ethics.

The Audit & Risk Committee pre-approves all audit and non-audit services provided by our independent auditors, other than *de minimis* exceptions for non-audit services that may from time to time be approved by the Audit & Risk Committee. The Audit & Risk Committee may delegate pre-approval authority to one or more of its members from time to time or may adopt specific pre-approval policies and procedures; however, any such pre-approvals must in all cases be presented for ratification by the Audit & Risk Committee at its next scheduled meeting.

The Board has adopted a charter for the Audit & Risk Committee, which can be found on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. The Audit & Risk Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

Compensation Committee

The Compensation Committee, among other things:

* discharges the Board's responsibilities with respect to all forms of compensation of our Chief Executive Officer, Chief Financial Officer, and each of our Executive Vice Presidents, including assessing the risks associated with our executive compensation policies and practices and employee benefits;

* administers our equity incentive plans;

* reviews and discusses with our management the Compensation Discussion and Analysis to be included in our annual proxy statement, Annual Report on Form 10-K or information statement, as applicable, and makes a recommendation to the Board as to whether the Compensation Discussion and Analysis should be included in our annual proxy statement, Annual Report on Form 10-K or any information statement, as applicable; and

* recommends to the Board the form and amount of director compensation and conducts a review of such compensation from time to time, as appropriate.

The Board has adopted a charter for the Compensation Committee, which can be found on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. In addition, the Compensation Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of our executive officers in the compensation process are described in the section "Compensation Discussion and Analysis — Compensation Process" below in this proxy statement.

Pursuant to its charter, the Compensation Committee has the authority, to the extent it deems necessary or appropriate, to retain compensation consultants, independent legal counsel or other advisors and has the sole authority to approve the fees and other retention terms with respect to such advisors. From time to time, the Compensation Committee has engaged compensation consultants to advise it on certain matters. See the section "Compensation Discussion and Analysis — Compensation Process" below in this proxy statement for more information. In addition, the Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to delegate matters to a sub-committee composed of members of the Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee manages risks associated with corporate governance and potential conflicts of interest and assists the Board in fulfilling its responsibilities by, among other things:

- identifying individuals believed to be qualified to become members of the Board, consistent with criteria approved by the Board;

- recommending to the Board candidates for election or re-election as directors, including director candidates submitted by the Company's stockholders;

- recommending members of the Board to serve on committees;

- overseeing, reviewing and making periodic recommendations to the Board concerning our corporate governance policies;

- directing the succession planning efforts for the Chief Executive Officer and reviewing management's succession planning process with respect to our other senior executive officers; and

- overseeing the public reporting regarding our environmental, social, governance and sustainability ("ESG") initiatives.

The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at *https://investor.upbound.com/corporate-governance/governance-documents*. In addition, the Nominating and Corporate Governance Committee reviews, updates and assesses the adequacy of its charter on an annual basis, and may recommend any proposed modifications to its charter to the Board for its approval, if and when appropriate.

Board and Committee Self-Evaluations

Each year, the Board and its committees perform a rigorous self-evaluation. The Nominating and Corporate Governance Committee oversees the process. The evaluations solicit input from directors regarding the performance and effectiveness of the Board, its committees and its members and provide an opportunity for directors to identify areas of potential enhancements. Individual director responses are submitted through a third-party firm engaged by the Company to administer the evaluation process and report the results, which are compiled for review and discussion by the Board and its committees. The Board believes this process is effective to evaluate the Board, its committees and the contributions of its members, and identify opportunities for continuous improvement.

Board Oversight

General Risk Oversight

Our Board takes an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board and the relevant committees receive regular reports from members of senior management on areas of material risk to the Company, including operational, financial, strategic, competitive, reputational, cybersecurity, legal and regulatory risks. The Board also meets with senior management annually for a strategic planning session and discussion of the key risks inherent in our short- and long-term strategies, and also receives periodic updates on our strategic initiatives throughout the year. In addition, our Board has delegated the responsibility for oversight of certain risks to its standing committees, as discussed in this proxy statement. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire Board is regularly informed through committee reports concerning such risks and, in general, all independent directors regularly attend committee meetings regardless of membership on that committee and the full Board is provided with all Board and standing committee meeting materials.

Cybersecurity Oversight

The Board maintains oversight of the Company's cybersecurity risk through regular updates from management and third-party resources. Specifically, the Audit & Risk Committee receives updates from management, including the Company's Chief Technology and Digital Officer and Chief Information Security Officer, regarding the status of ongoing projects to strengthen our defenses against cybersecurity events and reviews risks relevant to cybersecurity and existing controls in place to mitigate the risk and impacts of cybersecurity incidents. The Audit & Risk Committee's oversight of cybersecurity risk management includes regular executive sessions with the Company's Chief Technology and Digital Officer and Chief Information Security Officer. Among other controls, the Company maintains an incident response policy and plan designed to provide for timely, consistent responses to actual or attempted data and security incidents impacting the Company, and requires third-party and other risk compliance attestations.

In December 2022, seven of our directors and certain members of the management team participated in an offsite cybersecurity training program hosted by Ernst & Young LLP at its Dallas, Texas cyber center. In January 2023, the Board conducted cybersecurity training for all directors led by a third-party firm.

Environmental, Social and Governance Initiatives Oversight

Our Board recognizes that ESG issues are of increasing importance to our investors, as well as our employees and customers, and that being a responsible corporate citizen helps drive shareholder value. Our Board is committed to maintaining strong ESG practices and integrating ESG initiatives into our operations and strategic business objectives. Our Nominating and Corporate Governance Committee assists the Board in overseeing the Company's ESG initiatives and reporting. In the second quarter of 2023, we published our second annual ESG report, to communicate the Company's ESG accomplishments, programs and objectives. As described further in our ESG Report, our ESG initiatives cover a wide range of areas of importance to our Company and our stakeholders and are driven by our core values and mission. This includes ensuring the health and safety of our employees, customers and communities and serving our communities by providing household and other durable goods to underserved cash and credit constrained customers and offering an affordable and flexible way to furnish a home and obtain access to other essential items without incurring a long-term debt obligation or accessing credit. In addition, our employees are offered competitive pay and benefits and paid time off, and we have a long-standing history of promoting from within to support our employees in advancing their careers and professional development. Our charitable giving efforts are aligned with our desire to help the underserved, including hunger relief, family and youth empowerment, and disaster relief. We put our values into action by supporting causes that give families peace of mind and offer children opportunities that will help them reach their potential. We also strive to operate our retail stores efficiently to conserve the environment by optimizing our fleet of vehicles, implementing energy efficient lighting, recycling, and leasing energy efficient products.

Our company and our Board firmly believe we are able to effect positive social and environmental change, enhance business results and improve the well-being of our employees through our robust ESG program.

Director Compensation

Cash Compensation

The following table provides an overview of the directors' 2022 annual retainers:

Position	2022 Annual Retainer
All Non-Employee Directors (including the Chairman)	$ 77,500
Chairman of the Board	$ 175,000
Chair of the Audit & Risk Committee	$ 27,500
Other members of the Audit & Risk Committee	$ 15,000
Chair of the Compensation Committee	$ 25,000
Other members of the Compensation Committee	$ 10,500
Chair of the Nominating and Corporate Governance Committee	$ 20,000
Other members of the Nominating and Corporate Governance Committee	$ 10,000

Directors are reimbursed for their expenses in attending Board and committee meetings.

Mr. Fadel, as an employee of the Company, is not entitled to receive any compensation for his service as a director.

DSU Deferral Awards

Under the current compensation program, retainers may be paid in a combination of cash or DSUs at each non-employee director's election. Deferred fees are matched 25% by the Company, and the total deferred fees and matching contributions are converted into an equivalent value of DSUs. Deferred fees plus matching contributions are converted to DSUs based on the closing price of Upbound common stock on the trading day immediately preceding the date on which the DSUs are granted. Currently, the Board's practice is to pay cash retainers and issue DSUs in respect of any deferred cash retainers on a quarterly basis. In addition, non-employee directors may elect to defer cash dividends otherwise payable on DSUs into additional DSUs. Deferred cash dividends are matched 25% by the Company, and the total deferred cash dividends and matching contributions are converted into an equivalent value of DSUs.

Annual DSU Awards

Our non-employee directors receive an annual award of DSUs on the first business day of each year pursuant to the 2021 Plan. Annual DSU Awards are not eligible for the matching contribution.

The annual DSU award to our non-employee directors for 2022 was valued at $132,500, which was an increase of $12,500 from the value awarded in 2021.

Description of DSUs

Each DSU is fully vested and non-forfeitable at the time of award and represents the right to receive one share of common stock of the Company. Those shares of common stock are not issued to a director until that director ceases to be a member of the Board and, therefore, cannot be sold until such time. The DSUs do not have voting rights. The holder of a DSU is entitled to receive cash dividend equivalent payments with respect to the shares underlying such DSU if, as and when any cash dividend is declared by the Board with respect to our common stock.

Director Stock Ownership Guideline

Our Board has adopted a guideline providing that each non-employee member of the Board should hold at least $400,000 in our common stock by the later of (1) December 1, 2025 and (2) five years after the date of their original election or appointment to the Board, and to hold such equity interest for so long as such member continues as a director. Moreover, because non-employee members of the Board receive equity compensation in the form of DSUs, they are required to retain 100% of their equity compensation until they cease to be a member of the Board and are issued shares of common stock in respect of their DSUs.

Non-employee members of the Board may satisfy the ownership requirements in the equity ownership guidelines with common stock owned directly or indirectly (including as a result of fully vested awards from previous grants), shares of our common stock held through any Company benefit plan in which non-employee directors are eligible to participate, DSUs and unvested time-based restricted stock awards or restricted stock units.

Director Compensation for 2022

The following table sets forth certain information regarding the compensation of our non-employee directors during 2022.

Name	Fees Earned or Paid in Cash[1]		DSUs[2]	Other Compensation[3]		Total	
Jeffrey Brown	$	—	$ 499,698	$	79,954	$	579,652
Christopher Hetrick	$	—	$ 284,060	$	46,902	$	330,962
Harold Lewis	$	103,000	$ 132,494	$	15,990	$	251,484
Glenn Marino	$	20,500	$ 243,154	$	14,021	$	277,675
Carol McFate	$	56,252	$ 208,526	$	18,780	$	283,558
B.C. Silver[4]	$	98,000	$ 132,494	$	6,591	$	237,085
Jen You	$	—	$ 211,944	$	—	$	211,944

(1) Includes annual retainers paid in cash to each non-employee director with respect to services rendered in 2022. For directors who elected to defer cash fees into DSUs, those deferred amounts are included in the DSUs column to the extent such DSUs were awarded in 2022.

(2) Reflects the grant date fair value calculated pursuant to Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718 of DSUs granted to each director in fiscal 2022, as follows:

- Each director was granted 2,758 DSUs in January 2022, representing the $132,500 annual grant for service in fiscal 2022. Upon joining the Board, Ms. You was granted 2,941 DSUs on January 26, 2022 representing the $132,500 annual grant for service in fiscal 2022.

- During fiscal 2022, Messrs. Brown, Hetrick and Marino and Mses. McFate and You were granted 15,561, 6,394, 4,690, 3,251, and 6,960 DSUs, respectively, in lieu of quarterly cash retainers and dividends payable in respect of the fourth quarter of 2021 through and including the third quarter of 2022. Such amounts (and the table above) exclude DSUs that were awarded to such persons in January 2023 in lieu of quarterly cash retainers payable in respect of the fourth quarter of 2022.

(3) Represents dividend equivalents paid in cash in respect of vested DSUs.

(4) As noted above, Mr. Silver's service as a director ended upon his resignation on January 28, 2023, which was not due to any disagreement with the Company on any matters relating to the Company's operations, practices or policies.

Director Compensation for 2023

At its December 2022 meeting, the Compensation Committee conducted its annual review of the non-employee director compensation program. As a result of its review, the Compensation Committee recommended, and the Board approved, retaining the same compensation program elements and amounts for 2023 as in 2022.

Director Nominations

Director Nominees

Under our bylaws, only persons who are nominated in accordance with the procedures set forth in our bylaws are eligible for election as, and to serve as, members of our Board. Under our bylaws, nominations of persons for election to our Board may be made at a meeting of our stockholders (1) by or at the direction of our Board or (2) by any stockholder, provided they comply with the provisions of Article I, Sections 3 and 4 of our bylaws. The Board has delegated the screening and recruitment process for Board members to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee selects individuals it believes are qualified to be members of the Board, and recommends those individuals to the Board for nomination for election or re-election as directors. From time to time, the Nominating and Corporate Governance Committee may engage a consultant to conduct a search to identify qualified candidates. The Nominating and Corporate Governance Committee then undertakes the evaluation process described below for any candidates so identified.

In 2021, the Nominating and Governance Committee engaged Daversa Partners to assist the Board in finding an additional candidate to consider to join the Board. As a result of that process, the Board appointed Ms. You as an additional director in January 2022.

Qualifications

The goal of the Nominating and Corporate Governance Committee is to nominate qualified individuals with the objective of having membership on the Board that combines diverse business and industry experience, skill sets and other leadership qualities, represents diverse viewpoints and enables the Company to pursue its strategic objectives. The Nominating and Corporate Governance Committee also believes that members of the Board should possess character, judgment, skills (such as an understanding of the retail, lease-to-own or consumer finance industries, business management, finance, accounting, marketing, operations and strategic planning), diversity of viewpoints, background, experience and other demographics and experiences with businesses and other organizations of a comparable size and industry. The Nominating and Corporate Governance Committee also considers the interplay of the candidate's experience with the experience of the other Board members, the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. In addition, the Nominating and Corporate Governance Committee considers the composition of the current Board and the Board's needs when evaluating the experience and qualification of director candidates. The Nominating and Corporate Governance Committee evaluates whether certain individuals possess the foregoing qualities and recommends to the Board candidates for nomination to serve as our directors. This process is the same regardless of whether the nominee is recommended by one of our stockholders.

Advance Resignation Policy

As a condition to nomination by the Nominating and Corporate Governance Committee of an incumbent director, a nominee shall, upon request by the Board or the Company's Corporate Secretary, submit an irrevocable offer of resignation to the Board, which resignation shall become effective in the event that (a) such nominee is proposed for re-election and is not re-elected at a meeting of the stockholders in which majority voting applies and (b) the resignation is accepted by the Board by the vote of a majority of the directors, not including any director who has not been re-elected.

Stockholder Nominations

In addition to nominees by or at the direction of our Board, the Nominating and Corporate Governance Committee will consider candidates for nomination proposed by a stockholder in the same manner and based on the same criteria as other candidates considered by the Nominating and Corporate Governance Committee as described above under "Qualifications." The proposing stockholder must provide notice and information on the proposed nominee to the Nominating and Corporate

Governance Committee through the Corporate Secretary in accordance with the provisions of Article I, Sections 3 and 4 of our bylaws relating to direct stockholder nominations.

Director Attendance

Board Meetings and Executive Sessions

During 2022, our Board met seven times. All of our directors attended more than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the Board committees on which they serve.

In addition to full Board executive sessions, our independent directors meet in executive session at each regularly scheduled quarterly meeting of the Board. Executive sessions are chaired by our Chairman of the Board.

Annual Meeting of Stockholders

Each member of the Board is expected to attend our 2023 Annual Meeting unless circumstances prevent attendance. All of our directors then serving as directors attended the Company's 2022 annual meeting of stockholders, other than Ms. You who was unable to attend due to other circumstances.

Procedures for Reporting Accounting Concerns

The Audit & Risk Committee has established procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (2) the submission by our employees, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. These procedures are posted on our website at *https://investor.upbound.com/corporate-governance/governance-documents*.

Communications with the Board

Our Board has established a process by which stockholders and other interested parties may communicate with our Board, Board committees or individual directors. Stockholders or other interested parties may contact our Corporate Secretary by any one of the below methods. The Corporate Secretary will forward such communications to the Board, committees or individual directors, as applicable. However, the Corporate Secretary is not required to forward communications if it is determined the communication is (1) unrelated to the duties and responsibilities of the Board, (2) unduly hostile, threatening or illegal, or (3) obscene or otherwise deemed inappropriate.



By telephone:
972-624-6210



By mail:
Upbound Group, Inc.
Attn: Corporate Secretary
5501 Headquarters Drive
Plano, TX 75024



By e-mail:
Upbound.Board@upbound.com

Related Person Transactions

Policy on Review and Approval of Transactions with Related Persons

The Board has adopted a written statement of policy and procedures for the identification and review of transactions involving us and "related persons" (our directors and executive officers, stockholders owning five percent or greater of our outstanding stock, and immediate family members of any of the foregoing). Our directors and executive officers are required to provide notice to our general counsel of the facts and circumstances of any proposed transaction involving amounts greater than $120,000 involving them or their immediate family members that may be deemed to be a related person transaction. Our general counsel, in consultation with management and our outside counsel, as appropriate, will then assess whether the proposed related person transaction requires approval pursuant to the policy and procedures. If our general counsel determines that any proposed, ongoing or completed transaction involves an amount in excess of $120,000 and is a related person transaction, the Nominating and Corporate Governance Committee must be notified for consideration at the next regularly scheduled meeting of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has reviewed and determined that each of the following related person transactions are to be deemed pre-approved by the Nominating and Corporate Governance Committee: (1) employment agreements related to executive officers if (a) the related compensation is reported in our proxy statement or (b) the executive officer is not an immediate family member of another "related person" and the Compensation Committee approved, or recommended to the Board for approval, such compensation, (2) any compensation paid to a director if the compensation is reported in our proxy statement, (3) transactions where all of our stockholders receive proportional benefits and (4) any transaction with a "related person" involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority. The Nominating and Corporate Governance Committee will approve or ratify, as applicable, only those related person transactions that are in, or are not inconsistent with, our best interests and those of our stockholders.

Reportable Transactions with Related Persons

The Company has not been a participant in any transaction since January 1, 2022 in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, nominees for director or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest that is reportable pursuant to Item 404(a) of Regulation S-K.

Investor Outreach

In 2022, our Board and management determined to formally establish an active dialogue with our largest stockholders regarding our corporate governance and other practices, to supplement our traditional investor relations outreach program. We initiated a program of periodic investor outreach to ensure that our Board and management understand and consider the issues that matter most to our stockholders. Senior members of management reached out to institutional investors holding approximately 40% of our outstanding common stock and participated in meetings with investors who accepted our request for a meeting. The meetings covered both general and Upbound-specific topics, including executive compensation, corporate governance practices and ESG initiatives. Through this program, we have received helpful input, and we consider such input as we review potential adjustments to our executive compensation, corporate governance practices and ESG initiatives.

While we expect to maintain our investor outreach program, we do not expect that we will always be able to address all of our stockholders' feedback. However, we seek to optimize our corporate governance by continually refining our relevant policies, procedures and practices to align the needs of the Company with evolving regulations and best practices, issues raised by our stockholders, and otherwise as circumstances warrant.

PROPOSAL TWO:
RATIFICATION OF THE SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Risk Committee has selected Ernst & Young LLP ("E&Y") as our independent registered public accounting firm for the fiscal year ending December 31, 2023. E&Y served as our independent registered public accounting firm in 2022, 2021 and 2020.

The Audit & Risk Committee reviews and pre-approves both audit and all permissible non-audit services provided by our independent registered public accounting firm, as described in "Corporate Governance — Structure of the Board — Audit & Risk Committee" in this proxy statement, and accordingly, all services and fees in 2022 provided by E&Y were pre-approved by the Audit & Risk Committee. The Audit & Risk Committee has considered whether the provision of services, other than services rendered in connection with the audit of our annual financial statements, is compatible with maintaining E&Y's independence. The Audit & Risk Committee has determined that the rendering of non-audit services by E&Y during the year ended December 31, 2022, was compatible with maintaining such firm's independence.

Our Board has directed that we submit the selection of our independent registered public accounting firm for ratification by our stockholders at the 2023 Annual Meeting. Stockholder ratification of the selection of E&Y as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of E&Y to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit & Risk Committee will reconsider whether or not to continue the retention of E&Y. Even if the selection is ratified, the Audit & Risk Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interests and those of our stockholders. The Audit & Risk Committee annually reviews the performance of our independent registered public accounting firm and the fees charged for their services. Based upon the Audit & Risk Committee's analysis of this information, the Audit & Risk Committee will determine which registered independent public accounting firm to engage to perform our annual audit each year.

Representatives of E&Y will attend the 2023 Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from stockholders.

Our Board recommends that you vote "FOR" the proposal to ratify the selection of E&Y as our independent registered public accounting firm.

Principal Accountant Fees and Services

The aggregate fees billed by E&Y for the years ended December 31, 2022 and December 31, 2021, for the professional services described below, are as follows:

	2022	2021
Audit Fees[1]	$ 1,920,775	$ 2,419,085
Audit-Related Fees[2]	$ —	$ —
Tax Fees[3]	$ 60,034	$ 47,130
All Other Fees	$ —	$ —

(1)   Represents the aggregate fees billed by E&Y for (a) professional services rendered for the audit of our annual financial statements for the years ended December 31, 2022 and December 31, 2021, (b) the audit of management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 and December 31, 2021, and (c) reviews of the financial statements included in our Quarterly Reports on Form 10-Q and in our 2021 Long-Term Incentive Plan Form S-8 filed with the SEC.
(2)   Represents the aggregate fees billed by E&Y, if any, for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under the caption "Audit Fees."
(3)   Represents the aggregate fees billed by E&Y for 2022 and 2021 for professional services rendered for tax compliance, tax advice and tax planning. These services comprise engagements related to federal and international tax compliance and planning.

AUDIT AND RISK COMMITTEE REPORT

The material in this Report is not "soliciting material", is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing.

In accordance with its written charter adopted by the Board, the Audit & Risk Committee assists the Board in fulfilling its oversight responsibilities by, among other things, reviewing the financial reports and other financial information provided by the Company to any governmental body or the public.

In discharging its oversight responsibilities, the Audit & Risk Committee obtained from the independent registered public accounting firm a formal written statement describing all relationships between the firm and the Company that might bear on the auditors' independence consistent with the applicable requirements of the Public Company Accounting Oversight Board, discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit & Risk Committee also discussed with management, the internal auditors and the independent auditors the integrity of the Company's financial reporting processes, including the Company's internal accounting systems and controls, and reviewed with management and the independent auditors the Company's significant accounting principles and financial reporting issues, including judgments made in connection with the preparation of the Company's financial statements. The Audit & Risk Committee also reviewed with the independent auditors their audit plans, audit scope and identification of audit risks.

The Audit & Risk Committee discussed with the independent auditors the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC, and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the consolidated financial statements of the Company.

The Audit & Risk Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 with management and the independent auditors. Management is responsible for the Company's financial reporting process, including its system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act), and for the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles. The independent auditor is responsible for auditing those financial statements, and expressing an opinion on the effectiveness of internal control over financial reporting. The Audit & Risk Committee's responsibility is to monitor and review these processes. The members of the Audit & Risk Committee are "independent" as defined by SEC and Nasdaq rules, and our Board has determined that Mr. Jeffrey Brown is an "audit committee financial expert" as defined by SEC rules.

The Audit & Risk Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits, including internal control testing under Section 404 of the Sarbanes-Oxley Act. The Audit & Risk Committee periodically meets with the Company's internal and independent auditors, with and without management present, and in private sessions with members of senior management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit & Risk Committee also periodically meets in executive session.

In reliance on the reviews and discussions referred to above, the Audit & Risk Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

AUDIT & RISK COMMITTEE

Jeffrey Brown, Chairman
Harold Lewis
Glenn Marino
Carol McFate

EXECUTIVE OFFICERS

The Board appoints our executive officers annually and updates the executive officer positions as needed throughout the year. Each executive officer serves at the behest of the Board and until their successors are appointed, or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information with respect to our executive officers as of the date of this proxy statement. Mr. Fadel's biographical information is set forth above under "Proposal One: Election of Directors." Mr. Aaron Allred served as the Company's Executive Vice President — Acima, through December 31, 2022. Mr. Allred transitioned to an employee Advisor position in January 2023 and, therefore, is no longer an executive officer of the Company.



Anthony Blasquez

Executive Vice President — Rent-A-Center Business
Age: 47
Gender: Male
Ethnicity: Hispanic/Latino

Mr. Blasquez was named Executive Vice President — Rent-A-Center Business effective as of June 1, 2020. In such role, Mr. Blasquez focuses on improving the Rent-A-Center omni-channel business, which includes impacting performance from both e-commerce and the traditional store business. Mr. Blasquez has been with Upbound for 25 years and has served in every field operations position in the Company, most recently Divisional Vice President of Operations from 2015 to 2020 prior to being promoted to his current position.



Ann Davids

Executive Vice President — Chief Customer and Marketing Officer
Age: 54
Gender: Female
Ethnicity: Caucasian

Ms. Davids was named Executive Vice President — Chief Customer and Marketing Officer effective as of February 21, 2018. Ms. Davids currently leads Upbound's customer experience and omni-channel e-commerce innovation, along with marketing and merchandising. Ms. Davids served as Senior Vice President — Chief Customer and Marketing Officer for Direct General/ National General Insurance from 2013 to 2018 with responsibility for the web channel development as well as marketing strategy and execution. Prior to 2013, Ms. Davids served as our chief marketing officer for 15 years.



Sudeep Gautam

Executive Vice President — Chief Technology and Digital Officer
Age: 52
Gender: Male
Ethnicity: Asian

Mr. Gautam was named Executive Vice President — Chief Technology and Digital Officer on January 16, 2023. Mr. Gautam has over 20 years of experience in leveraging technology in driving large-scale digital transformations, most recently in the private equity space with a focus on technology startups, specializing in driving disruptive digital solutions. Prior to this, Mr. Gautam was the Chief Digital Officer and member of the Executive Committee at Raytheon Technologies/Pratt & Whitney, one of the world's largest jet-engine manufacturers, where he drove a company-wide digital transformation initiative. During the course of his career, he also held senior executive positions at Hewlett-Packard, Capgemini and Cognizant. Mr. Gautam received his Bachelor of Engineering in computer science from Bangalore University and a Master of Business Administration degree from the University of Texas at Dallas. He is also a graduate of the Executive Management Program from The Wharton School and a graduate of Thayer Leadership at the United States Military Academy at West Point.



Fahmi Karam

Executive Vice President — Chief Financial Officer
Age: 43
Gender: Male
Ethnicity: Asian

Mr. Karam was named Executive Vice President — Chief Financial Officer effective October 31, 2022. Mr. Karam has over 20 years of experience in finance and accounting, most recently as the Chief Financial Officer of Santander Consumer USA since September 2019. Mr. Karam previously served as Santander's Head of Pricing and Analytics from May 2018 to September 2019 and as Executive Vice President, Strategy and Corporate Development from September 2015 to May 2018. Prior to his roles at Santander, Mr. Karam spent 12 years at JP Morgan Investment Bank, where he ended serving as an Executive Director. Prior to JP Morgan, Mr. Karam served as a Senior Associate at Deloitte Audit Assurance Services for two years. Mr. Karam received his Bachelor's degree and Master of Accounting from Baylor University, and he is a Certified Public Accountant.



Tyler Montrone

Executive Vice President — Acima
Age: 42
Gender: Male
Ethnicity: Caucasian

Mr. Montrone has served as our Executive Vice President — Acima since February 20, 2023. From July 2022 through February 2023, Mr. Montrone served as Acima's Chief Development Officer, and he previously served as Acima's SVP, Assistant General Counsel/Compliance Officer from February 2021 through June 2022 and Chief Legal and Compliance Officer of Acima from March 2016 through February 2021. Mr. Montrone earned both his Bachelor of Science in accounting and Masters in Taxation from Weber State University, and he also earned a Juris Doctor from the University of Arkansas.



Bryan Pechersky

Executive Vice President — General Counsel & Corporate Secretary
Age: 52
Gender: Male
Ethnicity: Caucasian

Mr. Pechersky was named Executive Vice President — General Counsel & Corporate Secretary effective as of June 1, 2020. Mr. Pechersky oversees our legal department and government affairs program. Prior to joining Upbound, Mr. Pechersky served from 2010 through 2019 as Executive Vice President, General Counsel and Corporate Secretary for Cloud Peak Energy Inc., a publicly traded mining and logistics supplier to U.S. and Asian utilities. From 2007 to 2010, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a publicly traded worldwide, direct and targeted marketing company. From 2005 to 2007, Mr. Pechersky was Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a publicly traded global movie and game entertainment retailer. From 2004 to 2005, Mr. Pechersky was Deputy General Counsel and Secretary for Unocal Corporation, a publicly traded international energy company acquired by Chevron Corporation in 2005. Prior to these positions, from 1996 to 2004, Mr. Pechersky was a capital markets, mergers and acquisitions and litigation attorney for Vinson & Elkins L.L.P., a leading global law firm. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska of the U.S. District Court for the Southern District of New York in 1995 and 1996.



Transient Taylor

Executive Vice President — Chief Human Resources Officer and Chief Diversity Officer
Age: 57
Gender: Male
Ethnicity: African American

Mr. Taylor has served as our Executive Vice President — Chief Human Resources Officer since July 2021 and as our Chief Diversity Officer since May 2022. From 2008 through 2021, Mr. Taylor served on the executive leadership team as the CHRO/CPO for Bumble, Mr. Cooper and Travelocity. Mr. Taylor has a demonstrated track record of leading the Human Resources function, establishing human resources strategy, and optimizing culture and people practices. Additionally, from 2001 to 2008, Mr. Taylor led the human resources function for retail-focused companies, such as Alliance Data and The Home Depot. He has directed human resources integration for multiple merger and acquisition efforts and also served as a key enabler for several transformational change initiatives. Mr. Taylor earned both his Bachelor and Master degrees from West Virginia University.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

We are committed to maintaining a strong pay-for-performance culture. The compensation program is reviewed annually in order to assure that its objectives and components are aligned with the Company's strategic goals and culture, and also that it incentivizes short- and long-term profitability and ethical business conduct in accordance with our values.

This Compensation Discussion and Analysis ("CD&A") describes key features of our executive compensation program, summarizes the 2022 cash and equity incentive compensation received by our named executive officers, highlights the strong pay for performance alignment of our executives' compensation with our financial, operating and stockholder returns and provides additional context to the data presented in the compensation tables included below in this proxy statement. The term "executive officers" means our senior executives who are listed above under the heading "Executive Officers" and also includes our CEO, Mr. Fadel. The term "named executive officers" means the seven current and former executive officers identified in the table below.

Named Executive Officer	Title
Mitchell Fadel	Chief Executive Officer
Fahmi Karam	Executive Vice President — Chief Financial Officer
Maureen Short[1]	Former Executive Vice President — Chief Financial Officer
Aaron Allred[2]	Former Executive Vice President — Acima
Bryan Pechersky	Executive Vice President — General Counsel and Corporate Secretary
Transient Taylor	Executive Vice President — Chief Human Resources Officer and Chief Diversity Officer
Jason Hogg[3]	Former Executive Vice President — Acima

(1)   As previously disclosed, Ms. Short departed the Company effective September 28, 2022.
(2)   As previously disclosed, Mr. Allred transitioned to an employee Advisor position effective January 1, 2023.
(3)   As previously disclosed, Mr. Hogg departed the Company effective March 28, 2022.

Please read the entirety of this CD&A and remaining compensation sections in this proxy statement for further details regarding the matters summarized below.

Executive Compensation Program Overview

Decisions with respect to compensation of our executive officers, including our Chief Executive Officer and other named executive officers, are made by our Compensation Committee, which is comprised solely of independent directors. Our Compensation Committee has identified four primary objectives for our executive compensation program, which guide the decisions it makes with respect to the amount and type of compensation paid to our named executive officers. The objectives of our executive compensation program are to:

• attract, retain and motivate senior executives with competitive compensation opportunities;

• balance short-term and long-term strategic goals;

• align our executive compensation program with the core values identified in our mission statement; and

• reward achievement of our financial and non-financial goals.

The executive compensation program consists of a mix of three primary components, described below, which we believe appropriately rewards our executive officers for their overall contribution to company performance, contains a substantial portion of at-risk, performance-based compensation and aligns our executives' interests with those of our stockholders with the ultimate objective of increasing long-term stockholder value.

The pay ultimately realized is highly variable and dependent primarily on (1) our financial and operational performance, (2) individual executive performance and (3) our multi-year relative TSR performance.

COMPENSATION DISCUSSION AND ANALYSIS

The three primary components of our executive compensation program are:

Component	Overview
Base Salary	Competitive base salaries are determined in large part through in-depth comparative analyses of comparable positions at companies in our Peer Group and other similarly situated public companies in the retail and consumer finance sectors, taking into account the individual's experience, responsibilities, competencies and individual performance, in addition to the market data.
Annual Incentive Opportunity	Opportunity for an annual cash incentive award to align our executives with annual corporate and individual performance achievements. For 2022, the ultimate payout amount was based on (1) Consolidated Adjusted EBITDA (50% weighting), (2) Rent-A-Center segment same store sales (25% weighting), and (3) Acima segment revenues (25% weighting). The targeted achievement levels take into account the rigorous goals included in our annual operating budget which is approved by the Board. Each executive officer's target annual incentive opportunity takes into account market data from the Peer Group and other similarly situated public companies in the retail and consumer finance sectors.
Long-Term Incentive Compensation Opportunity	Long-term incentive plan and equity ownership guidelines to align our executives with longer term performance achievement and stockholder returns over time. The long-term incentive awards granted in February 2022 consisted of (1) time-based restricted stock units (weighted 30%) that vest pro rata over a three-year period and (2) performance-based stock units (weighted 70%) that vest solely based on the satisfaction of our performance based on our three-year TSR compared to the S&P 1500 Specialty Retail Index.

Compensation Program Design and Governance Policies

In addition to our three primary components of executive compensation, our executive compensation program includes other features that we believe are consistent with strong governance practices, including:

What We Do

- **Transparent Compensation Program**: Maintain a transparent executive compensation program that is understandable both to our stockholders and employees and is not overly complex or subject to constantly changing features

- **Compensation Aligned with Performance**: A substantial percentage of both cash and equity compensation is at-risk and variable based on company performance

- **Multi-Year Equity Vesting**: Three-year full vesting for all executive equity awards (restricted stock units vest pro rata annually over three years; performance stock units cliff vest after three years based on relative TSR performance)

- **Annual SOP Vote**: Annual say-on-pay stockholder vote regarding our executive compensation program to receive regular feedback from our investors

- **Annual Program Risk Assessment**: Our Compensation Committee performs annual risk assessments of our compensation program

- **Investor Outreach**: Outreach program to the company's large institutional investors regarding executive compensation and ESG-related topics

- **Independent Compensation Consultant**: Engagement by the Compensation Committee of an independent compensation consultant to conduct a formal evaluation of, and advise the Compensation Committee with respect to, the compensation arrangements for our Chief Executive Officer, as well as provide guidance with respect to the compensation of our senior executives

- **Rigorous Target Setting**: Rigorous performance targets for our annual cash incentive and long-term incentive compensation programs

- **Total Reward Statement Review**: Regular review by the Compensation Committee of total reward statements for the Chief Executive Officer and other executives to evaluate multi-year cash and equity compensation awards as part of making compensation determinations

- **Ownership Guidelines**: Equity ownership guidelines for our directors, Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents

- **Clawback Policy**: Incentive compensation is subject to clawback, as described further in this proxy statement

What We Do Not Do	
• **No Hedging or Pledging Stock**: Insider Trading Policy that prohibits derivative transactions involving our common stock and pledging stock	• **No Repricing Options**: We do not reprice stock options without stockholder approval (and as of 2021, we no longer grant stock options)
• **No Gross-ups**: Employee benefits are provided without tax gross-ups (other than certain relocation-related expenses)	• **No Dividends Paid on Unvested Equity**: No prospective payment of dividends on unvested equity awards
• **No Excessive Perquisites**: We provide only limited perquisites, as described in this CD&A	

2022 Company Performance Highlights

As described further in our year-end 2022 earnings announcement and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Form 10-K, highlights of our 2022 results and significant accomplishments are described below:

- **Trends and Developments**

  ◦ Strong macroeconomic headwinds during 2022 as less affluent households faced high inflation and pressure on income and cash balances. Demand for home durable goods was negatively impacted by significant demand pulled forward during the stimulus era.

  ◦ Lease portfolio values decreased year-over-year for both Rent-A-Center and Acima due to lower applications, tighter underwriting, and lower lease renewal rates.

  ◦ Past due rates and losses increased during the year, but stabilized with changes in account management and underwriting.

  ◦ Announced our new parent company name, Upbound Group, Inc., in conjunction with adopting an enterprise organization structure to accelerate integration between businesses and leverage best practices.

  ◦ Added several key business leaders to the team with strong backgrounds, including Chief Financial Officer, Chief Technology & Digital Officer and internal promotions.

- **Financial Performance**

  ◦ 2022 consolidated revenues of $4.2 billion, -11.2% compared to 2021 on a pro forma basis.*

  ◦ 2022 GAAP operating profit and Adjusted EBITDA[1] declined compared to 2021 on a pro forma basis, primarily due to higher loss rates and lower revenue.*

  ◦ 2022 GAAP Diluted EPS and Non-GAAP Diluted EPS[1] declined compared to 2021.

- **Returned Capital to Shareholders**: Returned $154 million to shareholders through a total annual dividend per share of $1.36 and share repurchases.

2022 Executive Compensation Highlights

Highlights of our 2022 executive compensation program are discussed below:

- **Continued High Percentage of At-Risk, Variable Performance-Based Compensation**:   Targeted direct compensation (base salary, target annual incentive compensation and target long-term incentive compensation) for our Chief Executive Officer was 85% at-risk (performance-based) for the year ended December 31, 2022. This represents the Chief Executive Officer's target annual incentive compensation and target long-term incentive compensation as a percentage of his total target direct compensation.

- **Maintained Rigorous Annual Incentive Award Targets**:   In establishing the 2022 annual cash incentive plan targets for each metric, the Compensation Committee considered sensitivities to the key business drivers of Adjusted EBITDA, Rent-A-Center segment same store sales, and Acima segment revenues to establish rigorous threshold, target and maximum performance levels.

- **Annual Financial Performance Resulted in 0% Bonus Plan Payouts**:   As a result of our Company's annual financial performance in 2022 and the rigorous bonus plan targets established by the Compensation Committee, none of our named executive officers received a bonus plan payout for the 2022 performance year.

- **Maintained Weighting of Performance Stock Units in Long-Term Incentive Program at 70%**:   In 2022, the Compensation Committee maintained the performance stock unit weighting as in 2021, resulting in grants of time-vested restricted stock units (30%) and performance-based restricted stock units (70%), thereby including substantial weighting to the Company's relative TSR performance under the long-term incentive program.

- **Three-Year Stock Price Performance Resulted in 50% Vesting of 2020 Performance-Based Stock Units**:   Our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2022, ranked us 38 out of 55 companies in the S&P 1500 Specialty Retail Index, which resulted in the vesting of 50% of the performance-based stock units that were granted in 2020.

- **Strong Stockholder Say-on-Pay Approval**:   In June 2022, we held a stockholder advisory vote on the compensation of our named executive officers, referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 98% of the shares of common stock present and entitled to vote at the meeting cast in favor of our proposal, which our Compensation Committee believed conveyed a general endorsement of our executive compensation program and related compensation actions.

_____

(1)   *Non-GAAP financial measure.*
*   *Pro forma results and metrics represent estimated financial results and metrics as if the acquisition of Acima had been completed on January 1, 2021. The pro forma results and metrics may not necessarily reflect the actual results of operations or metrics that would have been achieved had the acquisition been completed on January 1, 2021, nor are they necessarily indicative of future results of operations or metrics.*

2023 Executive Compensation Program

In February 2023, the Compensation Committee conducted its annual review of the executive compensation program to ensure the program remains aligned with the Company's executive compensation philosophy and strategic objectives. In general, the Compensation Committee determined it was appropriate to retain the same overall structure in 2023 as in 2022 taking into account feedback from the Compensation Committee's independent compensation consultant, comparisons to peer group compensation programs, the strong say-on-pay approval from stockholders, and other factors.

Severance Arrangements

We have an employment agreement with Mr. Fadel and executive transition agreements with our other named executive officers who are current employees (other than Mr. Allred) to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer. The Compensation Committee believes that such severance arrangements assist us in recruiting and retaining top-level talent. In addition, formalizing our severance practices benefits us (1) by providing us with certainty in terms of our obligations to an eligible executive in the event that our relationship with him or her is severed and (2) by virtue of the non-competition, non-solicitation and release provisions in our loyalty agreements, which inure to our benefit in the event that an eligible executive severs employment with us.

For a more detailed description of the severance arrangements which apply to our named executive officers, please see "Termination of Employment and Change-in-Control Arrangements" below.

Employee Benefits and Limited Perquisites

Our named executive officers are eligible to participate in the benefit plans generally available to all of our employees, which include health, dental, life insurance, vision and disability plans, all of which the Compensation Committee believes are commensurate with plans of other similarly situated public companies in the retail industry. In addition, we will pay for the cost of an executive physical examination for each named executive officer each year and we do not gross up our executives for any taxes related to the cost of perquisites. Our named executive officers were eligible in 2022 to participate in our 401(k) Retirement Savings Plan and our Deferred Compensation Plan. The Deferred Compensation Plan allows our executive officers to defer certain compensation to help save for their longer term financial objectives on a tax-deferred basis.

The Compensation Committee has determined it is beneficial to offer the above-described employee benefits and limited perquisites in order to attract and retain our named executive officers by offering compensation opportunities that are competitive with those offered by similarly situated public companies in the retail industry. In determining the total compensation payable to our named executive officers for a given fiscal year, the Compensation Committee will examine such employee benefits and perquisites in the context of the total compensation which our named executive officers are eligible to receive. However, because such employee benefits and perquisites that are available to our named executive officers represent a relatively small portion of their total compensation, the availability of such items does not materially influence the decisions made by the Compensation Committee with respect to other elements of the total compensation to which our named executive officers are entitled or awarded.

For a description of the employee benefits and perquisites received by our named executive officers in 2022, please see "Compensation Tables — All Other Compensation" below.

Compensation Process

The Compensation Committee typically begins the process of determining the amount and mix of total compensation to be paid to our senior executives, including our named executive officers, in December of each year and finalizes the amounts the following February. This enables the Compensation Committee to examine and consider our performance during the previous year in establishing the current year's compensation. During the Compensation Committee's annual review of the executive compensation program, the Compensation Committee primarily considers market and Peer Group data (as described below), input provided by the Compensation Committee's independent compensation consultant and by our Human Resources department, and input of the Chief Executive Officer other than with respect to his own compensation. The Compensation Committee also considers experience, responsibilities, competencies and individual performance.

Historically, the Compensation Committee has retained annually a compensation consultant to conduct a formal evaluation of, and advise it with respect to, the compensation arrangements for our Chief Executive Officer, as well as provide guidance with respect to the compensation of our senior executives, including our other named executive officers. For the 2022 fiscal year, the Compensation Committee reviewed the executive compensation analysis conducted by Korn Ferry, which identified the Peer Group (as defined below), pursuant to its engagement by the Compensation Committee to assist the committee with compensation decisions for the 2022 fiscal year.

The Compensation Committee considered executive compensation practices of the following similarly situated public companies (the "Peer Group") for the purpose of evaluating our 2022 compensation arrangements for our senior executives:

2022 Peer Group			
Aaron's, Inc.	Big Lots Inc.	Brinker International Inc.	Conn's
FirstCash, Inc.	H&R Block, Inc.	La-Z-Boy Incorporated	OneMain Holdings
Sally Beauty, Inc.	Santander Consumer USA Holdings Inc.	The Western Union Company	PROG Holdings

The following criteria were considered in the selection of companies for this Peer Group:

- U.S.-based public companies with a similar business focus as ours, including both consumer finance and retail (particularly home furnishings, appliances and other retail organizations with which we compete for customers in a similar demographic);

- Companies with annual revenue similar to us (generally 0.5 to 2.0 times our revenue, based on the most recent available financial information at the time of the analysis); and

- Competitors for executive talent.

In late 2022, the Compensation Committee considered the above criteria in reviewing the Peer Group to be used for 2023 benchmarking purposes, and determined to remove Santander Consumer USA Holdings, Inc. because the company was no longer publicly traded and add Bread Financial Holdings, Inc.

Various members of the Compensation Committee have significant professional experience in the consumer finance and retail industries, as well as with respect to the executive compensation practices of large publicly traded companies. This experience provides a frame of reference within which to evaluate our executive compensation program relative to general economic conditions and our progress in achieving our short-term and long-term goals.

As discussed above, the Compensation Committee has engaged Korn Ferry as its independent compensation consultant, and in such role, Korn Ferry provides ongoing advisory services to the Compensation Committee on various aspects of its overall compensation practices.

Forms of Compensation

The following forms of compensation are currently utilized by the Compensation Committee in compensating our named executive officers:

- base salary, which is paid in cash;

- annual incentive compensation, which is paid in cash;

- long-term incentive compensation, which consists of restricted stock units and performance-based stock units;

- severance arrangements; and

- employee benefits, including limited perquisites, with no tax gross-ups (other than for certain relocation-related expenses).

Base Salary

The base salary for each of our named executive officers represents the guaranteed portion of their total compensation and is determined annually by the Compensation Committee. Base salaries help to achieve our goal of maintaining a competitive program that will attract and retain talent needed for our long-term success.

At the beginning of each year, the Compensation Committee considers whether adjustments should be made to the annual base salaries for our named executive officers. During the Compensation Committee's review of the then-current base salaries, the Compensation Committee primarily considers market data, including from the Peer Group, input provided by our Executive Vice President — Chief Human Resources Officer, input of the Chief Executive Officer (other than with respect to his own base salary), individual performance, our financial performance, the experience, responsibilities and competencies of the named executive officer, and each named executive officer's compensation in relation to our other executive officers.

In early 2022, based on the consideration of these factors, the Compensation Committee approved the base salaries of our Chief Executive Officer and other named executive officers. The Compensation Committee did not adjust the 2022 base salary for Mr. Fadel or Mr. Hogg. The Compensation Committee determined to increase the base salary for Mr. Pechersky and Ms. Short as part of the annual compensation review process in light of the executive's experience, responsibilities, competencies and individual performance, in addition to market data. Mr. Allred became an executive officer of the Company in March 2022 and his base salary as an executive officer was established by the Committee in connection with his promotion in 2022, as described in the section "Compensation Discussion and Analysis — Executive Changes" below in this proxy statement. Mr. Karam joined the Company in October 2022 and his base salary was established by the Committee in connection with his hiring. The following table sets forth the annual base salaries of the named executive officers for 2022 who are current employees and, if the executive was a named executive officer, provides a comparison to the previous year:

Name[1]	2021 Base Salary	2022 Base Salary
Fadel	$ 1,100,000	$ 1,100,000
Karam[2]	$ —	$ 1,000,000
Allred[2]	$ —	$ 500,000
Pechersky	$ 365,000	$ 375,950
Taylor[2]	$ —	$ 406,016

(1) The base salary is not shown for Ms. Short because she departed the Company effective September 28, 2022 and is not a current employee. Ms. Short's base salary was increased from $500,000 to $515,000 in 2022.
(2) 2021 base salary is not shown for Messrs. Karam, Allred and Taylor because they were not named executive officers for 2021.

Annual Cash Incentive Compensation

The Compensation Committee maintains an annual incentive compensation program for our named executive officers that provides for awards in the form of a cash bonus. These cash bonuses provide our named executive officers with short-term financial rewards based upon achievement of specified short-term objectives, which the Compensation Committee believes will ultimately increase the value of our Company by aligning our executive compensation with the achievement of annual performance objectives, as well as help us attract and retain our named executive officers by providing attractive compensation opportunities.

Under our annual cash incentive program, target cash bonus eligibility is established at a pre-determined percentage of the named executive officer's base salary, with such percentage amount set in accordance with the named executive officer's position and responsibilities with us. The ultimate payouts pursuant to our annual cash incentive program for prior year performance are typically approved by the Compensation Committee in February at the same time that all compensation (including base salaries, target annual cash incentive compensation, and target long-term incentive compensation) for our named executive officers for the current year is reviewed and approved. This timing enables the Compensation Committee to evaluate the named executive officer's performance during the prior year, as well as determine performance targets for the new fiscal year in light of the previous year's performance. Payouts under the plan may range from 0% to 200% of target compensation.

The annual cash incentive program for 2022 included three financial performance metrics focused on annual top line revenue performance and profitability:

- **Adjusted EBITDA** — The Compensation Committee included an Adjusted EBITDA target in the annual cash incentive program because it believes Adjusted EBITDA generally represents an accurate indicator of our core financial performance and profitability over a one-year period of time, while excluding the impact of items such as interest, depreciation and stock-based compensation expense, which can vary significantly and other adjustments that are not considered to reflect the performance of our core business operations.

- **Rent-A-Center Segment Same Store Sales** — The Compensation Committee included a same store sales target in 2022, which reflects its belief that a portion of the cash bonus opportunity should be based on our revenue performance, but takes into account potential impacts to the Company's revenues in light of the Company's refranchising transactions and other changes in our store count.

- **Acima Segment Revenue** — For our Acima business, the Compensation Committee determined that revenue performance was an appropriate metric for top line performance of this business segment, rather than invoice volumes which are considered to be a leading indicator to future revenues.

The financial performance targets for the 2022 annual cash incentive program were established in February 2022 following a review of our financial projections developed pursuant to our strategic plan and objectives for 2022. In setting the performance targets under the 2022 annual cash incentive program, the Compensation Committee considered the level of actual achievement of the targets for the 2021 annual cash incentive program, the level of the Company's anticipated investment in its strategic initiatives for 2022, sensitivities for the key business drivers that may impact achievement of the targets and the Compensation Committee's goal to ensure a rigorous target-setting process. Based upon that review, the Compensation Committee established the following threshold, target and maximum payout achievement levels for each metric in the 2022 annual cash incentive program:

Metric	Performance Levels
Adjusted EBITDA	Threshold — Less than $553 million Target — $650 million Maximum — Greater than or equal to $747 million
Rent-A-Center Segment Same Store Sales	Threshold — Less than -3.0% growth Target — 0% growth Maximum — Greater than or equal to 3% growth
Acima Segment Revenues	Threshold — Less than $2,273 million Target — $2,525 million Maximum — Greater than or equal to $2,778 million

The target cash incentives in 2022 for each of the named executive officers who are current employees are set forth below:

Officer	2022 Target Cash Incentives as a Percentage of Base Salary
Fadel	135%
Allred	100%
Karam	N/A[1]
Pechersky	60%
Taylor	60%

(1) Mr. Karam joined the Company in October 2022 and was not eligible for an annual bonus in 2022, as described in the section "Compensation Discussion and Analysis — Executive Changes" below in this proxy statement.

In February 2023, the Compensation Committee determined the level of achievement against the targets for purposes of the named executive officers' 2022 bonus plan:

Metric	Weighting (% of total bonus opportunity)	2022 Performance	Percent of 2022 Target Achieved	Payout for 2022 (% of Target)
Adjusted EBITDA[1]	50%	$459 million	71%	0%
Rent-A-Center Segment Same Store Sales	25%	-4.4%	0%	0%
Acima Segment Revenues	25%	$2,110 million	84%	0%

(1)   Adjusted EBITDA is a non-GAAP financial measure calculated as net earnings before interest, taxes, stock-based compensation, depreciation and amortization, as adjusted for certain gains and charges we view as extraordinary, unusual or non-recurring in nature and which we believe do not reflect our core business activities. In reviewing our actual 2022 performance relative to the performance targets, the Compensation Committee determined that it would be appropriate, consistent with past practices, to adjust Adjusted EBITDA to exclude the impact of the bonus payout itself. No other adjustments were made to Adjusted EBITDA.

As a result, none of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year. Refer to the column "Non-Equity Incentive Plan Compensation" in the table appearing in the section "Compensation Tables — Summary Compensation Table" below in this proxy statement, for additional information.

Long-Term Incentive Compensation

Our equity incentive plans are administered by the Compensation Committee and are designed to enable the Compensation Committee to provide incentive compensation to our employees in the form of stock options, restricted stock and stock unit awards, other equity awards, and performance-based equity awards. The Compensation Committee believes that awarding our named executive officers non-cash, long-term equity incentive compensation, primarily in the form of long-term incentive awards which may increase or decrease in value depending on the satisfaction by us of pre-determined performance measures and/or an increase or decrease in the value of our common stock, more effectively aligns their interests with those of our stockholders. The Compensation Committee also believes that such awards will provide our named executive officers with an incentive to remain in their positions with us, since the determination as to whether a particular measure for our performance and/or an increase in the value of our common stock has been satisfied is typically made over an extended period of time.

Recent long-term incentive awards were made to our named executive officers pursuant to the 2021 Plan. Under the terms of the 2021 Plan, awards may be granted at times and upon vesting and other conditions as determined by the Compensation Committee, and may be made in the form of stock options, restricted stock and stock unit awards, other equity awards, and performance-based equity awards.

- **Restricted Stock Units** — The restricted stock units granted by our Compensation Committee vest ratably over three years. Awards of time-based restricted stock units provide our named executive officers with a minimum level of value while also providing an additional incentive for such individuals to remain in their positions with us.

- **Performance Stock Units** — Awards of performance-based stock units provide an additional incentive for our named executive officers to remain in their positions with us in order to realize the benefit of such award and also focus them on a performance metric which the Compensation Committee considers beneficial to increasing the long-term value of our Company.

The Compensation Committee determines the timing of the annual grants of equity awards to our named executive officers as well as the terms and restrictions applicable to such grants. The Compensation Committee approves, generally in February of each year, the annual grant to our executive officers in conjunction with its review and determination of each executive officer's compensation for the current year. Grants may also be made in connection with commencement of employment or promotions.

The target equity award values in 2022 for each of the named executive officers who are current employees are set forth below:

Officer	2022 Target Equity Award Values as a Percentage of Base Salary
Fadel	415%
Allred	200%
Karam	N/A[1]
Pechersky	90%
Taylor	90%

(1)   Mr. Karam joined the Company in October 2022 and a 2022 target equity award value was not established as a specific percentage of his base salary, as described in the section "Compensation Discussion and Analysis — Executive Changes" below in this proxy statement.

The long-term incentive compensation awards for 2022 were comprised of two vehicles, with greater emphasis on the portion of the long-term incentive award which is contingent on relative stock price performance:

2022 LTIP Award Types

Award Type	Weighting
Performance Stock Units	70%
Restricted Stock Units	30%

The Compensation Committee has adopted a relative TSR metric over a three-year measurement period as the vesting condition for grants of performance stock units under our long-term incentive compensation program. The Compensation Committee made this decision in order to tie the performance of our common stock to executive compensation and because the Compensation Committee believes that a relative measure is a more appropriate basis for measuring long-term performance than an absolute measure. The Compensation Committee also took into consideration the fact that our annual cash incentive program includes an annual Adjusted EBITDA metric. The Compensation Committee selected a three-year period over which to measure relative TSR based upon the time period utilized with respect to awards made by similarly situated public companies in the retail industry, as well as upon its belief that a three-year measurement period was appropriate to place an emphasis on our relative TSR over an extended period of time, as opposed to the single year measure which is utilized in our annual cash incentive program.

The Compensation Committee selected the S&P 1500 Specialty Retail Index as the comparison group for measuring our relative TSR over the applicable measurement period. The Compensation Committee selected this comparison group because it includes many of the Company's peers, represents the overall retail environment, and, in the determination of the Compensation Committee, was comprised of the companies most similar, in terms of operations and scope of operations, to the Company. The Compensation Committee adopted the following payout ranges applicable to the 2022 awards of performance-based restricted stock units:

Performance Stock Unit Payout Chart

UPBD's TSR Percentile Rank in the S&P 1500 Specialty Retail Index		Payout
>=	<	
90%	100%	200%
80%	90%	175%
70%	80%	150%
60%	70%	125%
50%	60%	100%
40%	50%	75%
30%	40%	50%
25%	30%	25%
0%	25%	0%

See the columns "Stock Awards" and "Option Awards" in the table appearing in the section "Compensation Tables — Summary Compensation Table" and the column "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table appearing in the section "Compensation Tables — Grants of Plan-Based Awards" below in this proxy statement for threshold, target, and maximum amounts payable to our named executive officers under the 2021 long-term incentive performance-based awards.

In February 2023, the Compensation Committee determined the level of achievement of the minimum TSR condition with respect to the performance-based awards made in 2020, with a three-year measurement period. The Compensation Committee reviewed the Company's relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the period January 1, 2020 through December 31, 2022, and determined that our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2022, ranked us 38 out of 55 companies in the S&P 1500 Specialty Retail Index, or the 31st percentile, which resulted in the vesting of 50% of the performance-based restricted stock units that were granted in 2020.

Executive Changes

Mr. Karam joined the Company in October 2022. Pursuant to Mr. Karam's offer letter from the Company, Mr. Karam's base salary was set at $1,000,000, and he received a one-time Long Term Incentive Plan award valued at $2,500,000 in

February 2023. In addition, starting in February 2024, Mr. Karam will be eligible to participate in the Company's Long Term Incentive Program with an annual award amount equal to 100% of his base salary and, starting in March 2024 (for the 2023 fiscal year), Mr. Karam will have an annual incentive bonus target opportunity equal to 60% of his base salary. Mr. Karam also received a sign on bonus pursuant to his offer letter of $1,000,000, 50% of which was paid in 2022 and the remaining 50% of which was paid in 2023. In addition, pursuant to his offer letter, Mr. Karam was granted a sign on restricted stock unit ("RSUs") award with a grant date value of $2,000,000 that will vest over three years from the grant date in equal yearly installments. The Compensation Committee took into account the responsibilities of the role of CFO, Mr. Karam's experience and market data in determining Mr. Karam's compensation under his offer letter, and, in determining the sign on bonus, considered that Mr. Karam joined the Company late in 2022 and would not be eligible for a 2022 annual incentive bonus and, in determining the sign on RSU award, considered that he forfeited equity awards from a previous employer.

Mr. Allred served as the Company's Executive Vice President — Acima, through December 31, 2022. Mr. Allred transitioned to an employee Advisor position in January 2023.

Mr. Hogg departed the Company as an involuntary termination without cause effective March 28, 2022. In connection with his departure, Mr. Hogg was entitled to receive the payments and benefits provided by his existing Executive Transition Agreement, subject to the terms and conditions of the agreement, as described in the section "Compensation Tables — Summary Compensation Table" below in this proxy statement.

Ms. Short departed the Company as an involuntary termination without cause effective September 28, 2022. In connection with her departure, Ms. Short was entitled to receive the payments and benefits provided pursuant to the existing Executive Transition Agreement between Ms. Short and the Company, subject to the terms and conditions of the agreement, as described in the section "Compensation Tables — Summary Compensation Table" below in this proxy statement.

Say-on-Pay Results

In June 2022, we held a stockholder advisory vote on the compensation of our named executive officers, referred to as a say-on-pay vote. Our stockholders approved the compensation of our named executive officers, with approximately 98% of the shares of common stock present and entitled to vote at the meeting cast in favor of our proposal. As noted above, our Compensation Committee believed this strong support expressed by our stockholders indicated a general endorsement of our compensation philosophy and pay-for-performance culture. Accordingly, the compensation decisions for the remaining 2022 fiscal year and early 2023 compensation decisions were made keeping in mind this support. As a result, our Compensation Committee retained the same executive compensation structure, with an emphasis on short- and long-term incentive compensation that aligns our executives with value creation for our stockholders.

Termination of Employment and Change-in-Control Arrangements

Arrangements with Mr. Fadel

Disability or Death

Pursuant to Mr. Fadel's employment agreement, if we terminate Mr. Fadel's employment due to his disability or death, Mr. Fadel will be entitled to receive:

* unpaid but earned base salary through the date of termination;

* a pro rata bonus calculated based upon Mr. Fadel's bonus amount from the previous year; and

* continued health insurance coverage for Mr. Fadel and Mr. Fadel's spouse and covered dependents for up to 24 months.

For Cause

If we terminate Mr. Fadel's employment for "cause," or if Mr. Fadel terminates his employment with us for any reason other than death, disability or "good reason," Mr. Fadel will be entitled to receive his unpaid but earned base salary through the date of termination (reduced by amounts owed by Mr. Fadel to us or our affiliates).

Without Cause/For Good Reason

If Mr. Fadel's employment is terminated by us without "cause" (as defined in the employment agreement) or by Mr. Fadel for "good reason," Mr. Fadel will be entitled to receive:

* unpaid but earned base salary through the date of termination;

* a pro rata bonus calculated based upon Mr. Fadel's bonus amount from the previous year;

- two times the sum of Mr. Fadel's (x) highest annual rate of salary during the previous 24 months and (y) his target cash bonus amount for the calendar year in which the termination occurs, payable in equal monthly installments over a period of 24 months; and

- continued health insurance coverage for Mr. Fadel and Mr. Fadel's spouse and covered dependents for up to 24 months.

Change-in-Control

If we terminate Mr. Fadel's employment without "cause" or if Mr. Fadel terminates his employment for "good reason," within the period beginning six months prior to a change in control or, if such change in control results in a person beneficially owning 40% or more of the voting power of the Company or is pursuant to a consolidation, merger or reorganization (subject to certain exceptions), beginning on the date of the definitive agreement pursuant to which the change in control is consummated and ending on the first anniversary of the date of the change in control, then Mr. Fadel will be entitled to receive in a lump sum the same aggregate severance payments and benefits as described above for a termination not in connection with a change in control.

The Compensation Committee or the Board may condition the payment of severance or benefits on the execution and delivery by Mr. Fadel of a general release in favor of us, our affiliates and our officers, directors, and employees, provided that no such release will be required for the payment to Mr. Fadel of accrued compensation.

If payments would subject Mr. Fadel to excise tax under Section 4999 of the Internal Revenue Code (the "Code"), or the Company would be denied a deduction under Section 280G of the Code, then the amounts otherwise payable to Mr. Fadel will be reduced by the minimum amount necessary to ensure Mr. Fadel will not be subject to such excise tax and the Company will not be denied any such deduction.

Mr. Fadel is also subject to a Loyalty and Confidentiality Agreement which provides non-competition, non-solicitation and release provisions for the benefit of the Company that remain in effect during the period of employment and an additional period of two years thereafter.

Arrangements with Named Executive Officers Other Than Mr. Fadel

We have in place executive transition agreements with each of our named executive officers who are current executive officers other than Mr. Fadel, whose agreement is described above. Each executive transition agreement has similar terms and is intended to provide certain payments and benefits upon an involuntary termination of the named executive officer's employment or the occurrence of certain other circumstances that may affect the named executive officer. Prior to January 1, 2023, we had an executive transition agreement with Mr. Allred. His executive transition agreement was replaced by his transition agreement, which provides that he is no longer eligible to receive severance in connection with any future separation from the Company.

Termination Not in Conjunction with a Change in Control

Without Cause

If the named executive officer's employment is terminated without "cause" the named executive officer will be entitled to receive:

- unpaid but earned base salary through the date of such termination;

- unless such termination occurs prior to April 1, a pro rata bonus calculated based upon the annual bonus the named executive officer would have earned for the calendar year of termination, as determined in the Company's sole discretion and paid in a lump sum in cash in the normal course upon the Company's completion of annual bonus calculations (such amount, the "Pro Rata Bonus");

- 1.5x of the named executive officer's highest annual rate of salary during the 24 months preceding such termination, payable in equal monthly or more frequent installments by no later than the second December 31 following the calendar year of such termination; and

- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for up to 18 months.

Disability or Death

If the named executive officer's employment is terminated due to disability or death, the named executive officer will be entitled to receive:

- unpaid but earned base salary through the date of termination;

- the Pro Rata Bonus applicable to such named executive officer; and

- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for up to 12 months.

For Cause

If the named executive officer's employment is terminated for "cause" or if the named executive officer terminates his or her employment for any reason other than disability or death the named executive officer will be entitled to receive his or her unpaid but earned base salary through the date of termination (reduced by amounts owed by the named executive officer to us or our affiliates).

Termination in Conjunction with a Change in Control

If the named executive officer's employment is terminated within 24 months following a change in control of us without "cause" or by the named executive officer for "good reason," the named executive officer will be entitled to receive the same severance payments and benefits as described above (not in connection with a change in control) with respect to a termination without "cause," with the following modifications:

- 2.0x of the named executive officer's highest annual rate of salary during the 24 months preceding such termination, payable in a lump sum in cash within 10 business days following the later of such termination or the change in control; and

- continued health insurance coverage for the named executive officer and the named executive officer's spouse and covered dependents for an extended period of up to 24 months.

If the named executive officer's employment is terminated in connection with a change in control due to disability or death, or for "cause" or without "good reason," the named executive officer will be entitled to receive the same severance payments and benefits as described above (not in connection with a change in control) with respect to a termination due to disability or death or for "cause," respectively. If payments would subject the named executive officer to excise tax under Section 4999 of the Code, or the Company would be denied a deduction under Section 280G of the Code, then the amounts otherwise payable to the named executive officer will be reduced by the minimum amount necessary to ensure the named executive officer will not be subject to such excise tax and the Company will not be denied any such deduction.

Under each of the executive transition agreements, a "change in control" would generally occur upon any of the following:

- any person becomes the beneficial owner of 40% or more of the combined voting power of our then outstanding voting securities;

- a consolidation, merger or reorganization of us, unless (i) our stockholders immediately prior to such transaction own at least a majority of the voting power of the outstanding voting securities of the resulting entity, (ii) the members of our Board immediately prior to the execution of the agreement providing for such a transaction constitute a majority of the board of directors of the surviving corporation or of its majority stockholder, and (iii) no person beneficially owns more than 40% of the combined voting power of the then outstanding voting securities of the surviving corporation other than a person who is (a) us or a subsidiary of us, (b) an employee benefit plan maintained by us, the surviving corporation or any subsidiary, or (c) the beneficial owner of 40% or more of the combined voting power of our outstanding voting securities immediately prior to such transaction;

- individuals who constitute our entire Board (the "Incumbent Board") cease to constitute a majority of our Board, provided that anyone who becomes a director and whose appointment or nomination for election was approved by at least two-thirds of our directors at the time shall be considered as though such individual were a member of the Incumbent Board; or

- a complete liquidation or dissolution of us, or a sale or other disposition of all or substantially all of our assets (other than to an entity described in the second bullet point above).

Loyalty and Confidentiality Agreements executed in connection with our executive transition agreements provide non-competition, non-solicitation and release provisions for the benefit of the Company that remain in effect during the period of employment and an additional period of two years thereafter.

Arrangements with Respect to Long-Term Incentive Plans

RSUs

Pursuant to restricted stock unit award agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, then any unvested restricted stock units will vest on the date of such termination of employment. In addition, upon the termination of the award holder's employment or other service with us for any reason other than disability or death, any unvested restricted stock units will thereupon terminate and be canceled.

PSUs

Pursuant to performance stock unit award agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, then any unvested performance stock units will vest on a pro-rata basis at target (as determined by the Compensation Committee) on the date of such termination of employment. In addition, upon the termination of the award holder's employment or other service with us for any reason other than disability or death, any unvested performance stock units will thereupon terminate and be canceled.

Options

Pursuant to stock option agreements under the 2021 Plan, if the award holder's employment with us is terminated because of death or disability, any options that are vested and exercisable on the date of termination will remain exercisable for 12 months thereafter, but not beyond the term of the agreement. If the award holder's employment is terminated by us for "cause," then the options (whether or not then vested and exercisable) will immediately terminate and cease to be exercisable. If the award holder's employment with us is terminated for any other reason, any options that are vested and exercisable as of the date of termination will remain exercisable for three months thereafter, but not beyond the term of the agreement.

"Double Trigger" Change-in-Control Provisions

The 2021 Plan provides for double-trigger vesting of awards upon a qualifying termination in connection with a change in control. If an award holder's employment or other service is terminated by the Company or any successor entity thereto without "cause" or by the award holder for "good reason" (as each such term is defined in the applicable award agreement or an award holder's executive transition agreement or employment agreement, if applicable) upon or within two (2) years after a "change in control" (as defined in the 2021 Plan), (1) each award granted to such award holder prior to such change in control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment or other service, and (2) any shares deliverable pursuant to stock units will be delivered promptly (but no later than fifteen (15) days) following such termination.

As of the change in control date, any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level through the change in control date for all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the change in control in accordance with the original vesting and/or performance period and subject to the provisions of clause (1) in the paragraph above.

Under the 2021 Plan, a "change in control" means the occurrence of any of the following:

(i) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the then outstanding securities of the Company eligible to vote for the election of the members of the Board (the "Company Voting Securities"), unless (A) such person is the Company, (B) such person is an employee benefit plan (or a trust which is a part of such a plan) which provides benefits exclusively to, or on behalf of, employees or former employees of the Company, (C) such person is the award holder, an entity controlled by the award holder or a group which includes the award holder, or (D) such person acquired such securities in a Non-Qualifying Transaction (as defined in clause (iv) below);

(ii) during any period of not more than twelve (12) months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the Company's proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iii) any dissolution or liquidation of the Company or any sale or the disposition of all or substantially all of the assets or business of the Company; or

(iv) the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination; (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity); and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this clause (iv) will be deemed to be a "Non-Qualifying Transaction").

Policies and Risk Mitigation

Compensation-Related Risk

The Compensation Committee believes that the design of our compensation programs, including our executive compensation program, does not encourage our executives or employees to take unnecessary and excessive risks and that the risks arising from these programs are not reasonably likely to have a material adverse effect on us. The Compensation Committee considered the following factors in making that determination:

- The allocation among the components of direct annual compensation provides an appropriate balance between annual and long-term incentives and between fixed and performance-based compensation.

- The performance measures and the multi-year vesting features of the long-term equity incentive compensation component encourage participants to seek sustainable growth and value creation.

- Inclusion of share-based compensation through the long-term equity incentive compensation component encourages appropriate decision-making that is aligned with the long-term interests of our stockholders.

- Our annual cash incentive program and the awards of restricted stock with performance-based vesting contain provisions with respect to our achievement of the applicable performance target such that each participant may receive either (1) an additional payout pursuant to such award in the event that we exceed the applicable performance target, or (2) none or only a portion of the target payout pursuant to such award in the event that we approach, yet fail to achieve, the target level of performance.

- The various governance policies we have adopted to align the interests of our top management with those of our stockholders and to motivate sustainable growth, including equity ownership guidelines, hedging and pledging restrictions and our Clawback Policy, as described below.

- We maintain a values-driven, ethics-based culture supported by a strong tone at the top.

Equity Ownership Guidelines

We believe that our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents should have a meaningful financial stake in the Company to ensure that their interests are aligned with those of our stockholders. To that end, in December 2020, the Board adopted new equity ownership guidelines to define our expectations for our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents, which replaced our prior equity ownership guidelines. Under these new guidelines, our Chief Executive Officer, executive vice presidents, senior vice presidents and vice presidents are expected to own shares of our common stock having a value equal to a designated multiple of his or her annual base salary by the later of (1) December 1, 2025 and (2) five years after the date on which he or she was appointed to his or her position.

Executive Positions	Ownership Requirement
Chief Executive Officer	5 times annual base salary
Executive Vice President	3 times annual base salary

Shares of our common stock that count toward meeting the foregoing equity ownership requirements include:

- shares of our common stock directly or indirectly beneficially owned outright, including as a result of fully vested awards from previous grants to the executive by the Company;

- shares of our common stock held through any Company benefit plan, including the Company's 401(k) plan, Non-Qualified Deferred Compensation Plan or any employee stock purchase plan; and

- unvested time-based restricted stock awards or restricted stock units granted to the executive by the Company.

Neither (i) performance-based stock awards or performance stock units, nor (ii) unexercised stock options (whether vested or unvested) count toward meeting the equity ownership requirements.

Hedging and Pledging Restrictions

Our insider trading policy prohibits our directors, officers and employees, and members of their households, certain of their family members and certain other natural or legal persons or entities (i) whose management responsibilities are discharged by, (ii) who are directly or indirectly controlled by or (iii) whose economic interests are substantially equivalent to those of any of the foregoing persons, from engaging in hedging, monetization or options transactions related to our securities or transactions involving any derivative security of the Company or other financial instruments that provide the economic equivalent of ownership of our common stock or an opportunity, whether direct or indirect, to profit from any change in the value of our common stock, such as prepaid variable forward contracts, puts, calls, equity swaps, credit default swaps and collars.

In addition, our insider trading policy prohibits (i) short sales of any securities of the Company, including through any "sale against the box" (sales with delayed delivery) and (ii) the holding of securities of the Company in a margin account or pledging securities of the Company as collateral for a loan, in each case unless they are treated as non-marginable by the brokerage firm.

Clawback Policy

Our Board has adopted a compensation recovery ("clawback") policy, which provides that, in the event of a restatement of our financial statements due to our material noncompliance with any financial reporting requirement under the U.S. federal securities laws (other than restatements of financial results that are the direct result of changes in accounting standards) (a "clawback event"), we may seek recoupment, repayment and/or forfeiture of all or any portion of any annual or long-term cash, equity or equity-based incentive or bonus compensation outstanding and unpaid or paid and received during the three-year period preceding the date of the clawback event.

On October 26, 2022, the SEC adopted final rules directing national securities exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation. In February 2023, Nasdaq proposed new listing standards pursuant to such rules. Our Board will address any clawback policy revisions required by the final listing standards prior to their effective date.

Compensation Committee Interlocks and Insider Participation

Messrs. Hetrick, Lewis and Silver and Ms. You each served as members of the Compensation Committee for all or a portion of 2022. Each such member or former member (in the case of Mr. Silver) is independent and no member of the Compensation Committee (1) has ever been employed by us, as an officer or otherwise, or (2) has or had any relationships requiring disclosure in this proxy statement pursuant to Item 404(a) of Regulation S-K.

In addition, during 2022, none of our executive officers served as a member of the compensation or similar committee or as a member of the board of directors of any other entity having an executive officer that also served on the Compensation Committee or Board of Upbound.

Section 162(m)

Section 162(m) of the Code generally prohibits a federal income tax deduction to public companies for compensation over $1,000,000 paid to a "covered employee." A "covered employee" includes (a) the Chief Executive Officer, (b) the Chief Financial Officer, (c) the three other most highly compensated executive officers, and (d) any individual who was a covered employee for any taxable year beginning after December 31, 2016. The Compensation Committee is not limited to paying compensation that is fully deductible and may determine it is appropriate to provide compensation that may exceed deductibility limits in order to recognize performance, meet market demands, retain key executives, and take into account other appropriate considerations.

Compensation Committee Report

The material in this Report is not "soliciting material", is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 (the "Securities Act") or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language in such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with our management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement on Schedule 14A related to the 2023 Annual Meeting, for filing with the SEC.

COMPENSATION COMMITTEE

Christopher Hetrick, Chairman
Harold Lewis
Jen You

COMPENSATION TABLES

The following compensation tables in this proxy statement have been prepared pursuant to SEC rules. Although some amounts (e.g., salary, bonus and non-equity incentive plan compensation) represent actual dollars paid to a named executive officer, other amounts are estimates based on certain assumptions about future circumstances (e.g., payments upon termination of a named executive officer's employment) or may represent dollar amounts recognized for financial statement reporting purposes in accordance with accounting rules, but do not represent actual dollars received by the named executive officer (e.g., dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Summary Compensation Table

The following table summarizes the compensation earned by our named executive officers in fiscal year 2022, as well as the compensation earned by such individuals in each of fiscal year 2021 and fiscal year 2020, if serving as a named executive officer during that time. Except for a one-time signing bonus for Mr. Karam, our named executive officers were not entitled to receive payments that would be characterized as "Bonus" payments for purposes of the Summary Compensation Table for 2022, 2021 and 2020.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Mitchell Fadel	2022	$ 1,100,000	$ —	$ 5,116,846	$ —	$ —	$ 63,204	$ 6,280,050
Chief Executive Officer	2021	$ 1,078,846	$ —	$ 8,687,619	$ —	$ 1,900,800	$ 65,496	$ 11,732,761
	2020	$ 998,077	$ —	$ 4,882,607	$ 829,998	$ 2,430,000	$ 77,268	$ 9,217,950
Fahmi Karam[4]	2022	$ 153,846	$ 500,000	$ 1,999,992	$ —	$ —	$ —	$ 2,653,838
Chief Financial Officer								
Maureen Short[5]	2022	$ 392,981	$ —	$ 750,432	$ —	$ —	$ 262,480	$ 1,405,893
Former Chief Financial Officer	2021	$ 487,578	$ —	$ 1,236,993	$ —	$ 384,000	$ 40,783	$ 2,149,354
	2020	$ 434,665	$ —	$ 636,749	$ 108,237	$ 476,580	$ 42,391	$ 1,698,623
Aaron Allred[6][7]	2022	$ 515,000	$ —	$ 1,120,895	$ —	$ —	$ 22,594	$ 1,658,490
Former Executive Vice President - Acima								
Bryan Pechersky[6]	2022	$ 373,634	$ —	$ 379,255	$ —	$ —	$ 272,555	$ 1,025,443
Executive Vice President - General Counsel and Corporate Secretary	2021	$ 361,827	$ —	$ 625,168	$ —	$ 256,960	$ 36,104	$ 1,280,059
Transient Taylor[6][7]	2022	$ 404,744	$ —	$ 809,600	$ —	$ —	$ 14,386	$ 1,228,730
Executive Vice President - Chief Human Resources Officer and Chief Diversity Officer								
Jason Hogg[8]	2022	$ 158,654	$ —	$ 1,751,386	$ —	$ —	$ 569,778	$ 2,479,818
Former Executive Vice President - Acima	2021	$ 619,711	$ —	$ 2,973,540	$ —	$ 800,000	$ 21,685	$ 4,414,936
	2020	$ 311,538	$ —	$ 3,499,998	$ —	$ 1,080,000	$ 297,931	$ 5,189,467

(1) The amounts reflected in this column are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for each award of stock option, restricted stock unit and performance stock unit awards in 2022, 2021 and 2020 to the applicable named executive officer. Assumptions used in the calculation of these amounts are included in Note O to our audited financial statements for our fiscal year ended December 31, 2022, included in our 2022 Form 10-K and our Annual Reports on Form 10-K for prior years.

   For performance stock unit awards granted in February 2022, the maximum performance shares payable, and corresponding maximum aggregate value based on the grant date fair value of such awards, are (i) 293,334 shares and $7,494,684 for Mr. Fadel, (ii) 0 shares and $0 for Mr. Karam, (iii) 43,020 shares and $1,099,161 for Ms. Short, (iv) 64,258 shares and $1,641,792 for Mr. Allred, (v) 21,742 shares and $555,508 for Mr. Pechersky, (vi) 23,480 shares and $599,914 for Mr. Taylor and (vii) 100,402 shares and $2,565,271 for Mr. Hogg.

(2) Represents the cash awards which were payable under our annual cash incentive program with respect to services for the year indicated. None of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in this proxy statement.

(3) For 2022, represents the compensation as described in the "All Other Compensation" table below.

(4) Mr. Karam joined the Company and was named Executive Vice President — Chief Financial Officer effective as of October 31, 2022, as described in the section "Compensation Discussion and Analysis — Executive Changes" in this proxy statement. His compensation is

COMPENSATION TABLES

shown for 2022 only since he was not a named executive officer in 2021 or 2020. Mr. Karam received a sign on bonus pursuant to his offer letter of $1,000,000, 50% of which was paid in 2022 and the remaining 50% of which was paid in 2023.

(5) As previously disclosed, Ms. Short departed from the Company effective as of September 28, 2022.

(6) 2020 compensation is not shown for Messrs. Allred, Pechersky and Taylor because they were not named executive officers for 2020.

(7) 2021 compensation is not shown for Messrs. Allred and Taylor because they were not named executive officers for 2021.

(8) As previously disclosed, Mr. Hogg departed from the Company effective as of March 28, 2022.

All Other Compensation

The following table provides information regarding each component of compensation for 2022 included in the All Other Compensation column in the Summary Compensation Table above.

Name	Company Matching Contributions[1]	Value of Insurance Premiums[2]	Relocation[3]	Other[4]	Severance[5]	Total
Mitchell Fadel	$ 25,594	$ 34,142	$ —	$ 3,468	—	$ 63,204
Fahmi Karam	$ —	$ —	$ —	$ —	—	$ —
Maureen Short	$ 20,338	$ 14,577	$ —	$ 9,421	$218,144	$262,480
Aaron Allred	$ —	$ 22,594	$ —	$ —	—	$ 22,594
Bryan Pechersky	$ 11,116	$ 18,595	$239,286	$ 3,557	—	$272,555
Transient Taylor	$ 5,365	$ 9,020	$ —	$ —	—	$ 14,386
Jason Hogg	$ —	$ 5,686	$ —	$ —	$564,092	$569,778

(1) Represents contributions or other allocations made by us to our 401(k) Retirement Savings Plan and/or Deferred Compensation Plan.

(2) Represents premiums paid by the Company for medical, long-term disability and life insurance.

(3) Represents payments and benefits, including approximately $93,756 in tax reimbursement by the Company, in connection with Mr. Pechersky's relocation in accordance with the terms of his offer letter and Company practice.

(4) Represents fees paid by us for an annual executive physical examination.

(5) Represents severance payments and benefits to which Ms. Short and Mr. Hogg are entitled in accordance with the terms and conditions of their executive transition agreements for a termination "without cause". Ms. Short is entitled to receive total cash severance of $945,290 with $218,144 of this amount paid in 2022 and continuation of medical benefits valued at $1,692 in 2022. Mr. Hogg is entitled to receive total cash severance of $1,128,185 with $564,092 of this amount paid in 2022 and continuation of medical benefits valued at $8,649 in 2022. The remainder of their respective severance entitlements are scheduled to be paid in 2023, subject to the former executive's continued compliance with restrictive covenants.

Grants of Plan-Based Awards

The table below sets forth information about plan-based awards granted to the named executive officers during 2022 under the 2022 annual cash incentive program and the 2021 Plan.

Name	Grant Date	Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Closing Price on Grant Date	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Maximum	Threshold	Target	Maximum					
Mitchell Fadel													
Short-Term Incentive	—	2/10/22	$148,500	$1,485,000	$2,970,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	47,143	—	—	$29.39	$29.05
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	146,667	293,334	—	—	—	$29.39	$25.55
Fahmi Karam													
Short-Term Incentive[4]	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted Stock Units[4]	11/4/22	9/15/22	—	—	—	—	—	—	94,073	—	—	$21.22	$21.26
Performance Stock Units	—	—	—	—	—	—	—	—	—	—	—	—	—
Maureen Short													
Short-Term Incentive	—	2/10/22	$ 30,900	$ 309,000	$ 618,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	6,914	—	—	$29.39	$29.05
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	21.510	43.020	—	—	—	$29.39	$25.55
Aaron Allred													
Short-Term Incentive	—	2/10/22	$ 50,000	$ 500,000	$1,000,000	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	10,327	—	—	$29.39	$29.05
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	32,129	64,258	—	—	—	$29.39	$25.55
Bryan Pechersky													
Short-Term Incentive	—	2/10/22	$ 22,557	$ 225,570	$ 451,140	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	3,494	—	—	$29.39	$29.05
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	10,871	21,742	—	—	—	$29.39	$25.55
Transient Taylor													
Short-Term Incentive	—	2/10/22	$ 24,361	$ 243,610	$ 487,220	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	3,774	—	—	$29.39	$29.05
Restricted Stock Units	7/1/22	6/2/22	—	—	—	—	—	—	20,566	—	—	$19.75	$19.45
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	11,740	23,480	—	—	—	$29.39	$25.55
Jason Hogg													
Short-Term Incentive[5]	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted Stock Units	2/25/22	2/10/22	—	—	—	—	—	—	16,136	—	—	$29.39	$29.05
Performance Stock Units	2/25/22	2/10/22	—	—	—	—	50,201	100,402	—	—	—	$29.39	$25.55

(1) These columns show the potential value of the payout of the annual cash incentive bonuses for 2022 performance for each named executive officer if the threshold, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company performance. The actual amount of the annual cash incentive bonuses paid for 2022 performance is shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column. None of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in this proxy statement.

(2) Represents performance-based restricted stock units that vest depending on our relative TSR performance over a three-year measurement period as compared to the S&P 1500 Specialty Retail Index and if the named executive officer remains an employee through the end of such measurement period. The issuance of the stock underlying the performance-based restricted stock units granted to our named executive officers will range from a minimum of zero shares if our relative TSR performance is below the 25th percentile, to the maximum number of shares if our relative TSR performance ranks at least the 90th percentile.

(3) Represents restricted stock units that vest ratably over a three-year period of continuous employment with us from February 25, 2022.

(4) Mr. Karam joined the Company and was named Executive Vice President — Chief Financial Officer effective as of October 31, 2022, as described in the section "Compensation Discussion and Analysis — Executive Changes" in this proxy statement. Mr. Karam received a sign on bonus pursuant to his offer letter of $1,000,000, 50% of which was paid in 2022 and the remaining 50% of which was paid in 2023.

(5) As previously disclosed, Mr. Hogg departed from the Company effective as of March 28, 2022 and was not eligible for a short-term incentive payment in 2022. Accordingly, no short-term incentive performance levels are shown for Mr. Hogg.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding stock options and restricted stock units held by the named executive officers that were outstanding at December 31, 2022.

Name	OPTION AWARDS				STOCK AWARDS	
	Number of Securities Underlying Unexercised Options - Exercisable	Number of Securities Underlying Unexercised Options - Unexercisable	Option Exercise Price	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Mitchell Fadel	80,197	0	$ 8.22	2/23/28	33,508[5]	$ 775,605
	56,270	18,757[2]	$20.87	4/1/29	16,747[6]	$ 377,645
	60,496	60,495[3]	$24.77	2/26/30	47,143[7]	$1,063,075
	—	—	—	—	134,015[8]	$3,022,038
	—	—	—	—	77,768[9]	$1,753,668
	—	—	—	—	146,667[10]	$3,307,341
Fahmi Karam	—	—	—	—	94,073[11]	$2,121,346
Maureen Short	—	—	—	—	—	—
Aaron Allred	—	—	—	—	3,668[6]	$ 82,713
	—	—	—	—	10,327[7]	$ 232,874
	—	—	—	—	17,036[9]	$ 384,162
	—	—	—	—	32,129[10]	$ 724,509
Bryan Pechersky	5,000	5,000[4]	$26.62	7/1/30	1,205[6]	$ 27,173
	—	—	—	—	3,494[7]	$ 78,790
	—	—	—	—	5,596[9]	$ 126,190
	—	—	—	—	10,871[10]	$ 245,141
Transient Taylor	—	—	—	—	1,364[12]	$ 30,758
	—	—	—	—	3,774[7]	$ 85,104
	—	—	—	—	20,566[13]	$ 463,763
	—	—	—	—	6,332[9]	$ 142,787
	—	—	—	—	11,740[10]	$ 264,737
Jason Hogg	—	—	—	—	—	—

(1) *Calculated by reference to the closing price for shares of our common stock on the Nasdaq Global Select Market on December 30, 2022, which was $22.55.*

(2) *These options to purchase shares of our common stock vested on April 1, 2023.*

(3) *These options to purchase shares of our common stock vest in equal parts on each of February 26, 2023 and February 26, 2024.*

(4) *These options to purchase shares of our common stock vest in equal parts on each of July 1, 2023 and July 1, 2024.*

(5) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 26, 2020.*

(6) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 26, 2021.*

(7) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from February 25, 2022.*

(8) *Represents the number of shares of our common stock that vested and became issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2022, so long as the named executive officer remained an employee through December 31, 2022. Our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ended December 31, 2022, ranked at the 31 percentile, which resulted in 50% of the shares vesting.*

(9) *Represents the number of shares of our common stock that will vest and become issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ending December 31, 2023, so long as the named executive officer remains an employee through December 31, 2023.*

(10) Represents the number of shares of our common stock that will vest and become issuable pursuant to the performance-based restricted stock unit awards based on our relative TSR performance as compared to the S&P 1500 Specialty Retail Index for the three-year period ending December 31, 2024, so long as the named executive officer remains an employee through December 31, 2024.

(11) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from November 1, 2022.

(12) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from July 1, 2021.

(13) Represents the number of shares of our common stock that will vest and become issuable pursuant to the time-based restricted stock unit awards upon the named executive officer's completion of three years of continuous employment with us from July 1, 2022.

Option Exercises and Stock Vested

The following table reflects certain information with respect to options exercised by our named executive officers during the 2022 fiscal year, as well as applicable stock awards that vested during the 2022 fiscal year:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Mitchell Fadel	—	—	310,159	$11,537,634
Fahmi Karam	—	—	—	—
Maureen Short	—	—	—	—
Aaron Allred	—	—	1,807	$ 53,108
Bryan Pechersky	—	—	594	$ 17,458
Transient Taylor	—	—	671	$ 12,977
Jason Hogg	—	—	—	—

Non-Qualified Deferred Compensation

The Upbound Group, Inc. Deferred Compensation Plan is an unfunded, non-qualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007. The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in our 401(k) Retirement Savings Plan. We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a two-year graded vesting schedule based on the participant's years of service with us. For 2022, we made matching contributions to the Deferred Compensation Plan of 50% of the employee's contribution to the plan up to an amount not to exceed 6% of such employee's compensation, which is the same matching policy as under our 401(k) Retirement Savings Plan. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan.

The following table provides information for the named executive officers regarding contributions, earnings and balances for our Deferred Compensation Plan:

Name	Executive Contributions in FY 2022[1]	Registrant Contributions in FY 2022[1][2]	Aggregate Earnings in FY 2022	Aggregate Withdrawals/ Distributions	Aggregate Balance at FYE 2022[3]
Mitchell Fadel	$ 64,731	$ 17,452	$ 31,509	—	$ 519,399
Fahmi Karam	—	—	—	—	—
Maureen Short	$ 194,245	$ 15,763	$ 88,139	—	$ 924,808
Aaron Allred	—	—	—	—	—
Bryan Pechersky	$ 24,934	$ 1,966	$ 4,689	—	$ 49,272
Transient Taylor	—	—	—	—	—
Jason Hogg	—	—	—	—	—

(1) The entirety of the executive contributions and registrant contributions are reported in the "Summary Compensation Table" above as compensation of the named executive officer for the year ended December 31, 2022.

(2) Represents matching contributions or other allocations made by us under our Deferred Compensation Plan which amount was also reported as compensation in the table appearing in the section "Compensation Tables — Summary Compensation Table" above in this proxy statement.

(3) Of these amounts, the following aggregate amounts are reported in the "Summary Compensation Table" above as compensation of the named executive officer for the years ended December 31, 2022, 2021 and 2020: Mr. Fadel — $257,388; Ms. Short — $639,180; and Mr. Pechersky — $54,414.

No Pension Benefits

We do not sponsor or maintain any plans that provide for specified retirement payments or benefits, such as tax-qualified defined benefit plans or supplemental executive retirement plans.

Potential Payments and Benefits Upon Termination Without a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made under the severance agreements to the named executive officers who are current employees, as well as the amounts our named executive officers would receive upon the exercise of the equity and cash awards held by them on December 31, 2022, the last day of our fiscal year 2022, assuming that:

- each named executive officer's employment with us was terminated on December 31, 2022, and was not in connection with an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above;

- amounts payable to each named executive officer would not subject such person to excise tax under Section 4999 of the Code and the Company would not be denied a deduction under Section 280G of the Code;

- the base salary earned by each named executive officer for his or her services to us through December 31, 2022 has been fully paid to such named executive officer;

- the Board determined that the annual bonus for 2022 that would have been earned by each of Messrs. Fadel, Allred, Karam, Pechersky and Taylor was equal to the actual bonus awarded to such named executive officer for 2022 (reflecting that none of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in this proxy statement, and Mr. Karam's sign on bonus in connection with his joining the Company);

- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested performance stock units, at the target level of performance, and restricted stock units at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2022, which was $22.55; and

- any outstanding equity-based awards held by our named executive officers that vested prior to December 31, 2022 were exercised and distributed prior to December 31, 2022.

Name[1]	Cash Severance Payout	Continuation of Medical Benefits[2]	Acceleration of Outstanding Awards	Total Termination Benefits
Mitchell Fadel				
Termination by Us without "Cause" or by Mr. Fadel for "Good Reason"	$5,585,800	$28,200	—	$5,614,000
Termination by Us for "Cause" or by Mr. Fadel without "Good Reason"	—	—	—	—
Termination due to Mr. Fadel's disability or death	$1,900,800	$28,200	$7,489,915	$9,418,915
Termination by Mr. Fadel for Reason other than disability, death or for "Good Reason"	—	—	—	—
Fahmi Karam				
Termination by Us without "Cause" or by Mr. Karam for "Good Reason"	$1,500,000	—	—	$1,500,000
Termination by Us for "Cause" or by Mr. Karam without "Good Reason"	—	—	—	—
Termination due to Mr. Karam's disability or death	—	—	$2,121,346	$2,121,346
Termination by Mr. Karam for Reason other than disability or death or for "Good Reason"	—	—	—	—

Name[1]	Cash Severance Payout	Continuation of Medical Benefits[2]	Acceleration of Outstanding Awards	Total Termination Benefits
Aaron Allred[3]				
Termination by Us without "Cause" or by Mr. Allred for "Good Reason"	$750,000	$29,412	—	$779,412
Termination by Us for "Cause" or by Mr. Allred without "Good Reason"	—	—	—	—
Termination due to Mr. Allred's disability or death	—	$19,608	$813,198	$832,806
Termination by Mr. Allred for Reason other than disability or death or for "Good Reason"	—	—	—	—
Bryan Pechersky				
Termination by Us without "Cause" or by Mr. Pechersky for "Good Reason"	$563,925	$29,412	—	$593,337
Termination by Us for "Cause" or by Mr. Pechersky without "Good Reason"	—	—	—	—
Termination due to Mr. Pechersky's disability or death	—	$19,608	$271,818	$291,426
Termination by Mr. Pechersky for Reason other than disability or death or for "Good Reason"	—	—	—	—
Transient Taylor				
Termination by Us without "Cause" or by Mr. Taylor for "Good Reason"	$609,025	—	—	$609,025
Termination by Us for "Cause" or by Mr. Taylor without "Good Reason"	—	—	—	—
Termination due to Mr. Taylor's disability or death	—	—	$763,047	$763,047
Termination by Mr. Taylor for Reason other than disability or death or for "Good Reason"	—	—	—	—

(1)   Maureen Short and Jason Hogg each departed the Company as an involuntary termination without cause during 2022 and were each entitled to receive the payments and benefits provided by their existing Executive Transition Agreements, as described in the section "Compensation Tables — Summary Compensation Table" in this proxy statement. Accordingly, they are not included in this table.

(2)   The amounts listed herein reflect the value of medical insurance coverage that would be extended to a named executive officer following termination; provided, however, such named executive officer would continue to be responsible for normal employee premium contributions.

(3)   Prior to January 1, 2023, we had an executive transition agreement with Mr. Allred. His executive transition agreement was replaced by his transition agreement, which provides that he is no longer eligible to receive severance in connection with any future separation from the Company.

Potential Payments and Benefits Upon Termination With a Change in Control

The following table provides quantitative disclosure of the estimated payments that would be made under the employment or severance agreements to our named executive officers who are current employees, as of December 31, 2022, the last day of our fiscal year 2022, assuming that:

• each named executive officer's employment with us was terminated and an event which constituted a "change in control" or an "exchange transaction" under any agreement or plan described above both occurred on December 31, 2022;

• amounts payable to each named executive officer would not subject such person to excise tax under Section 4999 of the Code and the Company would not be denied a deduction under Section 280G of the Code;

• the base salary earned by each named executive officer for his or her services to us through December 31, 2022 has been fully paid to such named executive officer;

• the Board determined that the annual bonus for 2022 that would have been earned by each of Messrs. Fadel, Allred, Karam, Pechersky and Taylor was equal to the actual bonus awarded to such named executive officer for 2022 (reflecting that none of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in this proxy statement, and Mr. Karam's sign on bonus in connection with his joining the Company);

- with respect to equity-based awards awarded pursuant to the 2021 Plan and certain prior equity plans, the Board does not direct such outstanding awards to be converted into awards with respect to shares of stock following the change in control or exchange;

- any outstanding equity-based awards held by our named executive officers that vested prior to December 31, 2022 were exercised and distributed prior to December 31, 2022; and

- to the extent not otherwise terminated in connection with the named executive officer's termination, each of our named executive officers sold the shares of our common stock underlying their previously unvested equity-based awards (at the target level of performance for performance stock units) at the closing price for shares of our common stock on the Nasdaq Global Select Market on December 31, 2022.

Name[1]	Cash Severance Payout	Continuation of Medical Benefits[2]	Acceleration of Outstanding Awards	Total Termination Benefits
Mitchell Fadel				
Termination by Us without "Cause" or by Mr. Fadel for "Good Reason"	$5,585,800	$28,200	$11,554,641	$17,168,641
Termination by Us for "Cause" or by Mr. Fadel without "Good Reason"	—	—	—	—
Termination due to Mr. Fadel's disability or death	$1,900,800	$28,200	$11,554,641	$13,483,641
Fahmi Karam				
Termination by Us without "Cause" or by Mr. Karam for "Good Reason"	$2,000,000	—	$ 2,121,346	$ 4,121,346
Termination by Us for "Cause" or by Mr. Karam without "Good Reason"	—	—	—	—
Termination due to Mr. Karam's disability or death	—	—	$ 2,121,346	$ 2,121,346
Aaron Allred[3]				
Termination by Us without "Cause" or by Mr. Allred for "Good Reason"	$1,000,000	$39,216	$ 1,424,258	$ 2,463,474
Termination by Us for "Cause" or by Mr. Allred without "Good Reason"	—	—	—	—
Termination due to Mr. Allred's disability or death	—	$19,608	$ 1,424,258	$ 1,443,866
Bryan Pechersky				
Termination by Us without "Cause" or by Mr. Pechersky for "Good Reason"	$ 751,900	$39,216	$ 477,293	$ 1,268,409
Termination by Us for "Cause" or by Mr. Pechersky without "Good Reason"	—	—	—	—
Termination due to Mr. Pechersky's disability or death	—	$19,608	$ 477,293	$ 496,901
Transient Taylor				
Termination by Us without "Cause" or by Mr. Taylor for "Good Reason"	$ 812,033	—	$ 987,149	$ 1,799,182
Termination by Us for "Cause" or by Mr. Taylor without "Good Reason"	—	—	—	—
Termination due to Mr. Taylor's disability or death	—	—	$ 987,149	$ 987,149

(1) Maureen Short and Jason Hogg each departed the Company as an involuntary termination without cause during 2022 and were each entitled to receive the payments and benefits provided by their existing Executive Transition Agreements, as described in the section "Compensation Tables — Summary Compensation Table" in this proxy statement. Accordingly, they are not included in this table.

(2) The amounts listed herein reflect the value of medical insurance coverage that would be extended to a named executive officer following termination; provided, however, such named executive officer would continue to be responsible for normal employee premium contributions.

(3) Prior to January 1, 2023, we had an executive transition agreement with Mr. Allred. His executive transition agreement was replaced by his transition agreement, which provides that he is no longer eligible to receive severance in connection with any future separation from the Company.

Equity Compensation Plan Information

The following table sets forth certain information concerning all equity compensation plans previously approved by our stockholders and all equity compensation plans not previously approved by our stockholders as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plan[2]
Equity compensation plans approved by security holders	854,339	$ 22.29	2,799,854
Equity compensation plans not approved by security holders	—	—	—
Total	854,339	$ 22.29	2,799,854

(1)   Reflects the weighted-average exercise price of outstanding options as of December 31, 2022. The weighted average grant date fair value of outstanding restricted stock units and performance stock units as of December 31, 2022 was $36.10.

(2)   Pursuant to the terms of the plans, when an optionee leaves our employ, unvested options granted to that employee terminate and become available for re-issuance. Vested options not exercised within 90 days from the date the optionee leaves our employ terminate and become available for re-issuance.

CEO Pay Ratio

This section sets forth our reasonable estimate, calculated in a manner consistent with the requirements of Item 402(u) of Regulation S-K, of the ratio of the annual total compensation for fiscal year 2022 of our current Chief Executive Officer to that of the median of the annual total compensation for all of our other employees (the "CEO Pay Ratio"). Please note that due to the flexibility in estimates, assumptions and adjustments permitted by the SEC in calculating such ratio, the CEO Pay Ratio may not be comparable to those presented by other companies, even other companies operating in the same industries as Upbound.

We identified our median employee using our employee population (excluding our Chief Executive Officer) as of December 31, 2022, which consisted of approximately 12,439 full-time, part-time, seasonal and temporary workers, of which approximately 11,201 (90%) were located in the United States and approximately 1,238 (10%) were located in Mexico. As of December 31, 2022, approximately 11 (0.1%) employees were employed on a part-time basis and approximately 8,033 (65%) were paid on an hourly (rather than salaried) basis. In order to attract and retain employees, we pay what we believe to be competitive rates in each market where we operate.

We selected the median employee first by using a consistently applied compensation measure of annual base pay, which reflects (i) for salaried employees, base salary, and (ii) for hourly employees, annualized base hourly compensation assuming that full-time and part-time workers work 2,080 and 1,040 hours per year, respectively, which calculation excluded any wages in respect of guaranteed overtime. After narrowing the population of potential median employees to normalize for potential drivers of pay differential (e.g., based on factors such as bonus eligibility and active status of employment), our median employee was randomly selected from a pool of three individuals. The annual base pay of our employees located in Mexico was converted to U.S. dollars using an exchange rate of 20.125 Mexican pesos to $1.00 U.S. dollar, reflecting the exchange rate reported by the U.S. Department of the Treasury as of December 31, 2022. We did not make any cost of living adjustments to annual base pay in identifying our median employee.

Our median employee identified using the assumptions and methodologies described above was located in Texas and served in an hourly position as a Customer Account Representative.

The 2022 annual total compensation of our median employee, calculated using the same methodology used to calculate the same metric for our named executive officers in the Summary Compensation Table in this proxy statement, was $34,746. Comparing this to our Chief Executive Officer's 2022 annual total compensation of $6,280,050, we estimate that the CEO Pay Ratio was approximately 181:1.

Historical Pay Versus Performance Disclosure

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure is provided about the relationship between executive compensation and the

Company's performance on select financial metrics. For information about how our executive compensation program is designed to align with the Company's performance, please read the "Compensation Discussion and Analysis" above in this proxy statement. The amounts in the table below are calculated in accordance with SEC rules and do not all represent amounts actually earned or realized by our named executive officers ("NEOs"), including with respect to RSUs and PSUs.

The table below presents the compensation amounts for our CEO and non-CEO named executive officers as defined and computed in accordance with SEC rules, our financial performance as measured by TSR, net income and Adjusted EBITDA, and our peer group's TSR, for fiscal years 2022, 2021 and 2020.

| | CEO | | Non-CEO NEOs | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1]	Average Summary Compensation Table Total for non-CEO named executive officers[2]	Average Compensation Actually Paid to non-CEO named executive officers[3]	TSR	Proxy Peer Group TSR[4]	Net Income ($M)	Adjusted EBITDA ($M)
2022[5]	$ 6,280,050	$ (3,792,985)	$1,742,035	$ 105,810	$ 90	$119	$ 12	$459
2021	$11,732,761	$25,616,911	$2,311,171	$2,962,970	$179	$177	$135	$643
2020	$ 9,217,950	$14,829,388	$2,263,831	$3,512,231	$140	$145	$208	$344

(1) Compensation actually paid is the total Summary Compensation Table compensation, adjusted as set forth in the table below in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Fadel during the applicable year.

(2) Includes the average total compensation for Messrs. Allred, Hogg, Karam, Pechersky and Taylor and Ms. Short in 2022; for Messrs. Blasquez, Hogg and Pechersky and Ms. Short in 2021; and for Mr. Hogg and Mses. Short, Davids and Skula in 2020. Total compensation for non-CEOs are as reported in the Summary Compensation Tables.

(3) The table below presents a reconciliation of the average Summary Compensation Table total to the average compensation actually paid, as defined by SEC rules, to the non-CEO named executive officers. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year.

(4) The Peer Group selected is the S&P 1500 Specialty Retail Index. We use this published industry index as the comparator group to measure our relative total shareholder return for purposes of determining vesting of performance stock units granted under our long-term incentive compensation program.

(5) None of our named executive officers in the 2022 annual cash incentive program received any bonus plan payout with respect to the 2022 performance year, as described in the section "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" in this proxy statement.

Reconciliation Tables

CEO: Mitch Fadel	2022	2021	2020
Summary Compensation Table Total	$ 6,280,050	$11,732,761	$ 9,217,950
Less: Fair Value of Stock Awards Granted in the Covered Year (measured at grant date)	$ 5,116,846	$ 8,687,619	$ 5,712,605
Plus:			
Fair Value of Unvested Awards Granted in the Covered Year (measured at year-end)	$ 3,474,280	$ 5,474,111	$10,034,035
Change in Fair Value of Unvested Awards Granted in Prior Years (measured at year-end)	$(11,440,516)	$ 1,511,487	$ 1,914,269
Change in Fair Value of Vested Awards Granted in Prior Years (measured at vesting date)	$ 3,010,047	$15,586,171	$ (624,261)
Dividends Accrued on Unvested RSUs and PSUs in the Covered Year	$ 0	$ 0	$ 0
Change in Pension Value	$ 0	$ 0	$ 0
Pension Service Costs	$ 0	$ 0	$ 0
Total Compensation Actually Paid	$ (3,792,985)	$25,616,911	$14,829,388

COMPENSATION TABLES

Non-CEO NEOs (Average)	2022	2021	2020
Summary Compensation Table Total	$ 1,742,035	$2,311,171	$2,263,831
Less: Fair Value of Stock Awards Granted in the Covered Year (measured at grant date)	$ 1,135,260	$1,384,475	$1,258,694
Plus:			
Fair Value of Unvested Awards Granted in the Covered Year (measured at year-end)	$ 845,162	$ 872,364	$2,425,918
Change in Fair Value of Unvested Awards Granted in Prior Years (measured at year-end)	$(1,638,825)	$ 318,723	$ 162,066
Change in Fair Value of Vested Awards Granted in Prior Years (measured at vesting date)	$ 292,698	$ 845,187	$ (80,890)
Dividends Accrued on Unvested RSUs and PSUs in the Covered Year	$ 0	$ 0	$ 0
Change in Pension Value	$ 0	$ 0	$ 0
Pension Service Costs	$ 0	$ 0	$ 0
Total Compensation Actually Paid	$ 105,810	$2,962,970	$3,512,231

Important Financial Metrics

As described in "Compensation Discussion and Analysis," our executive compensation program is designed to, among other objectives, link pay to the achievement of annual performance objectives, recognize both corporate and individual performance, and attract and retain our senior executives. We believe the four items in the unranked list below represent the most important financial metrics we used to link our performance to compensation actually paid to our CEO and other NEOs for FY2022, as further described above under "Compensation Discussion and Analysis — Annual Cash Incentive Compensation" and "Compensation Discussion and Analysis — Long-Term Incentive Compensation."

- Adjusted EBITDA[1]

- Rent-A-Center Segment Same Store Sales

- Acima Segment Revenue

- Relative Total Shareholder Return

(1)   *Adjusted EBITDA is a non-GAAP financial measure calculated as net earnings before interest, taxes, stock-based compensation, depreciation and amortization, as adjusted for certain gains and charges we view as extraordinary, unusual or non-recurring in nature and which we believe do not reflect our core business activities.*

Relationships Between Compensation Actually Paid and Financial Measures in Pay Versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic descriptions of the relationships between (i) compensation actually paid (as defined by SEC rules) to our CEO and average compensation actually paid to our other named executive officers and (ii) the Company performance measures presented in the pay versus performance table above.

Total Shareholder Return

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, the Company's cumulative TSR and the Peer Group's TSR over the three most recently completed fiscal years.



Net Income

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, and our net income during the three most recently completed fiscal years.



COMPENSATION TABLES

Adjusted EBITDA

The following chart sets forth the compensation actually paid to our CEO, the average of compensation actually paid to our Non-CEO NEOs, and our Adjusted EBITDA during the three most recently completed fiscal years.



PROPOSAL THREE:
ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are seeking stockholder approval of our executive compensation program and practices as disclosed in this proxy statement. As described above in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- attract, retain and motivate senior executives with competitive compensation opportunities;

- balance short-term and long-term strategic goals;

- align our executive compensation program with the core values identified in our mission statement; and

- reward achievement of our financial and non-financial goals.

We urge stockholders to read the section "Compensation Discussion and Analysis" above in this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the compensation tables and related narrative disclosures in the section "Compensation Tables" above in this proxy statement, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has contributed to our recent and long-term success.

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2023 Annual Meeting:

"RESOLVED, that the stockholders of Upbound Group, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers for the year ended December 31, 2022, as disclosed in the 2023 Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission (including Item 402 of Regulation S-K), including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and narrative disclosure."

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will carefully take into account the outcome of the vote when considering future compensation arrangements for our named executive officers.

Our Board recommends that you vote "FOR" approval of the advisory resolution on executive compensation.

PROPOSAL FOUR:
APPROVAL OF AN AMENDMENT TO THE UPBOUND GROUP, INC. 2021 LONG-TERM INCENTIVE PLAN

We are seeking the approval of our stockholders of an amendment to the 2021 Plan, which was adopted by the Board on March 23, 2023, subject to stockholder approval (as amended, the "Amended 2021 Plan"). The terms of the Amended 2021 Plan are substantially identical to those of the stockholder-approved 2021 Plan, other than an increase of 4,287,000 in the number of shares authorized for issuance under the plan.

The 2021 Plan was originally approved by our Board on March 23, 2021, and by our stockholders at our annual meeting held on June 8, 2021. Under the 2021 Plan, we originally reserved a total of five million (5,000,000) shares of our common stock for issuance pursuant to awards to permit the continued use of equity-based compensation.

As discussed further in the CD&A, long-term incentive compensation, delivered in the form of restricted stock units and performance stock units, is a primary component of our executive compensation program. These equity-based awards motivate and reward achievement of long-term growth and align the interests of our employees with those of our stockholders.

We recommend that stockholders approve the Amended 2021 Plan to permit the continued use of equity-based compensation. If the Amended 2021 Plan is not approved, we will be unable to maintain our current equity grant practices and will be at a significant competitive disadvantage in attracting, retaining and motivating the talented individuals who contribute to our success. Moreover, we may need to replace equity-based components of our compensation structure with cash, which would increase cash compensation expense and reduce alignment with stockholder interests.

Our Board of Directors recommends that you vote "FOR" approval of the Amended 2021 Plan.

Summary of the Proposed 2021 Plan Amendment

Our Board adopted the Amended 2021 Plan on March 23, 2023, subject to stockholder approval, to increase the number of shares of our common stock available for issuance pursuant to awards under the 2021 Plan by 4,287,000 shares of our common stock, to a total of 9,287,000 shares of our common stock. The terms of the Amended 2021 Plan are substantially identical to those of the stockholder-approved 2021 Plan, other than the increase in the number of shares authorized for issuance under the plan. This summary of the Amended 2021 Plan is qualified in its entirety by reference to the complete text of the Amended 2021 Plan, which is attached hereto as Annex A.

Highlights of the Amended 2021 Plan

Governance Best Practices. The Amended 2021 Plan maintains features and practices of the previous 2021 Plan that promote good governance and protect stockholders' interests, including:

- *No "liberal" change in control definition*. The change in control definition is not "liberal" and, for example, would not occur merely upon stockholder approval of a merger transaction. A change in control must actually occur in order for the change in control provisions in the plan to be triggered.

- *No tax gross-ups*. No participant is entitled to any tax gross-up payments for any excise tax pursuant to Sections 280G or 4999 of the Code that may be incurred in connection with awards under the plan.

- *No repricings or cash buyout of "underwater" awards*. Neither a repricing of options or stock appreciation right ("SAR") awards, nor a cash buyout of underwater options or SARs, is permitted without stockholder approval, except for adjustments with respect to a change in control or an equitable adjustment in connection with certain corporate transactions.

- *No evergreen provision*. The plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance under the plan can be increased automatically without stockholder approval.

- *No "reload" options or stock appreciation rights*. The plan does not permit the use of reload options or stock appreciation rights which provide that the exercise of a stock option or stock appreciation right can automatically trigger the grant of a new stock option or stock appreciation right.

- ***No Transferability.*** Awards generally may not be transferred, except by the laws of descent and distribution.

- ***No Dividend Payments on Unvested Awards.*** Requires that any dividends or dividend equivalent rights granted in connection with any type of award will be subject to the same vesting terms and conditions as the underlying award.

- ***No Liberal Share Recycling.*** Provides that shares delivered to pay the exercise price or to satisfy tax withholding obligations may not be reused for future awards.

- ***Double Trigger Change in Control.*** Provides double-trigger vesting of awards upon a qualifying termination in connection with a change in control.

- ***Clawback Policy Implementation.*** Stipulates that the Compensation Committee has the authority to implement any clawback or recoupment policies that the Company has in place from time to time.

Grant Practices and Key Data. When determining the number of shares authorized for issuance under the Amended 2021 Plan, the Board and the Compensation Committee carefully considered the potential dilution to our current stockholders and projected future share usage needs for the Company to be able to make competitive grants to participants. Specifically, the Board and the Compensation Committee considered a number of factors, including our conservative historical and projected share usage. Burn rate (which is defined as the gross number of equity-based awards granted during a calendar year divided by the weighted average number of shares of common stock outstanding during the year) is a measure of share utilization in equity plans and an important factor for investors concerned about shareholder dilution. Under the 2021 Plan, our annual burn rate for 2022 was 2.08%. Our annual equity grants made in February 2023 were consistent with this program. Based on our usage of shares authorized for issuance under the 2021 Plan and our reasonable expectation of future equity usage, we believe that the number of additional shares being requested for authorization under the Amended 2021 Plan will last three to four years, depending on factors such as stock price movement, participation levels and corporate activities that could impact our grant practices.

Key Terms of the Amended 2021 Plan

The terms of the Amended 2021 Plan are substantially identical to those of the stockholder-approved 2021 Plan, other than the increase in the number of shares authorized for issuance under the plan. The following summary of the material terms of the Amended 2021 Plan is qualified in its entirety by reference to the complete text of the Amended 2021 Plan. Capitalized terms used in this proposal that are not otherwise defined have the meanings given to them in the Amended 2021 Plan.

Purpose

The purpose of the Amended 2021 Plan is to foster the ability of the Company and its subsidiaries to attract, motivate and retain key personnel and enhance stockholder value through the use of certain equity and cash incentive compensation opportunities.

Eligibility

Awards under the Amended 2021 Plan may be made to any present or future directors, officers, employees, consultants and other personnel of the Company or a subsidiary. As of December 31, 2022, it is expected that approximately 12,446 officers, employees, consultants and other personnel of the Company and all six of our non-employee directors who are expected to continue to serve as directors following the 2023 Annual Meeting will be eligible to participate in the Amended 2021 Plan.

Shares Subject to the 2021 Plan

If approved, the Amended 2021 Plan would authorize us to issue a total of 9,287,000 shares of common stock. If the Amended 2021 Plan is approved, up to 9,287,000 shares of common stock may be issued under the 2021 Plan covering a stock option granted as an "incentive stock option" (within the meaning of Section 422 of the Internal Revenue Code of 1986).

Shares of common stock subject to an award that is forfeited, expires, terminates or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration, termination or cash settlement will be available for future grants of awards under the Amended 2021 Plan and will be added back in the same number of shares of common stock as were deducted in respect of such award. The payment of dividend equivalent rights in cash in conjunction with any outstanding awards will not be counted against the shares of common stock available for issuance under the Amended 2021 Plan. Shares of common stock tendered by an award holder, repurchased by the Company using proceeds from the exercise of stock options, reserved for issuance upon grant of stock-settled stock appreciation rights to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the stock appreciation rights or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation for an award will not again be available for awards under the Amended 2021 Plan.

Limitations on Director Awards

The maximum value of awards that can be granted during any calendar year to any non-employee director, solely with respect to his or her service as a member of the board, is $800,000.

Minimum Vesting Requirements

No awards granted under the Amended 2021 Plan shall vest or be exercisable (in the case of stock options and stock appreciation rights) earlier than the date that is one year following the date the award is granted; provided, however, (1) the Compensation Committee may provide that such restrictions may lapse or be waived upon the recipient's death or disability or termination of service, or in connection with a change in control, (2) awards that result in the issuance of an aggregate of up to five percent (5%) of the shares of common stock that may be authorized for grant (as such authorized number of shares of common stock may be adjusted as provided under the terms of the Amended 2021 Plan) may be granted without respect to such minimum vesting provision, and (3) awards may be granted to non-employee directors without respect to such minimum vesting provision.

Administration

The Amended 2021 Plan is generally to be administered by the Compensation Committee. The Compensation Committee has the full power and authority to: (1) select the persons to whom awards under the Amended 2021 Plan will be made and when such awards will be made; (2) prescribe the types of awards to be granted and the terms and conditions of each such award and make amendments thereto; (3) construe, interpret and apply the provisions of the Amended 2021 Plan and of any award Agreement evidencing an award hereunder (each, an "Award Agreement") or other document governing the terms of an award made under the Amended 2021 Plan; (4) make any and all determinations and take any and all other actions as it deems necessary or desirable in order to carry out the terms of the Amended 2021 Plan and any award; (5) prescribe, amend and rescind rules and regulations relating to the Amended 2021 Plan, including rules governing the Compensation Committee's own operations and rules applicable to award holders; (6) correct any defect, supply any omission and reconcile any inconsistency in the Amended 2021 Plan; (7) accelerate the time or times at which (a) the award becomes vested, unrestricted or may be exercised or (b) shares of common stock are delivered under the award; (8) waive or amend any goals, restrictions, vesting provisions or conditions set forth in any Award Agreement, or impose new goals, restrictions, vesting provisions and conditions; (9) determine at any time whether awards may be settled in cash, shares of common stock, other securities or other property; and (10) exercise all powers granted to it under the Amended 2021 Plan.

Types of Awards

The types of awards that may be granted under the Amended 2021 Plan are:

- *Stock Options.* The Amended 2021 Plan permits the granting of stock options at such times and upon such vesting and other conditions as determined by the Compensation Committee. The purchase price per share of common stock covered by an option granted under the Amended 2021 Plan may not be less than the Fair Market Value per share of common stock on the date the option is granted. The exercise price under an option that is intended to qualify as an "incentive stock option" granted to an employee who is a 10% stockholder may not be less than 110% of the Fair Market Value per share on the date the option is granted. Unless sooner terminated in accordance with its terms, an option will automatically expire on the tenth anniversary of the date it is granted (the fifth anniversary of the date it is granted in the case of an option that is intended to qualify as an "incentive stock option" granted to an employee who is a 10% stockholder).

- *Stock Awards.* The Amended 2021 Plan permits the granting of restricted stock, deferred stock, stock units (whether in the form of restricted stock units or DSUs), stock bonus and other stock awards to such persons, at such times and upon such vesting and other conditions and restrictions as the Compensation Committee may determine. Unless otherwise determined by the Compensation Committee and set forth in the applicable Award Agreement, (1) the holder of a stock award will not be entitled to receive dividend payments (or, in the case of an award of stock units, dividend equivalent payments) with respect to the shares covered by the award and (2) the holder of shares of restricted stock may exercise voting rights pertaining to such shares.

- *Other Equity-Based Awards.* Under the Amended 2021 Plan, the Compensation Committee may grant stock appreciation rights, dividend equivalent payment rights, phantom shares, phantom stock units, bonus shares and other forms of equity-based awards to eligible persons, subject to such terms and conditions as it may establish; *provided, however* that no dividend or dividend equivalent payment rights shall be attributable to awards of stock appreciation rights or stock options. The base price for a stock appreciation right granted under the Amended 2021 Plan may not be less than the Fair

Market Value per share of stock covered by the award at the time it is granted. Unless sooner terminated in accordance with its terms, a stock appreciation right will automatically expire on the tenth anniversary of the date it is granted. Awards made pursuant to this section may entail the transfer of shares of common stock to a participant or the payment in cash or other property determined with reference to shares of common stock.

- **Cash Awards.** Under the Amended 2021 Plan, the Compensation Committee may grant awards in cash with the amount of the eventual payment subject to future service and such other restrictions and conditions as may be established by the Compensation Committee and set forth in the underlying agreement, including, but not limited to, continuous service with the Company and its subsidiaries, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other measurements of performance.

Performance-Based Equity and Cash Awards

Under the Amended 2021 Plan, the Compensation Committee may condition the grant, exercise, vesting or settlement of equity-based awards or annual or long-term cash incentive awards on the achievement of specified performance goals over any time period specified by the Compensation Committee. Any performance goal established in connection with an award granted under the Amended 2021 Plan may be based on any subjective or objective performance goal determined by the Compensation Committee in its discretion. The Compensation Committee, in its discretion, may determine to adjust any performance goals applicable to an award.

Dividends and Dividend Equivalents

To the extent dividends or dividend equivalents are included in an Award Agreement for an applicable award, the right to receive such dividends and dividend equivalent rights shall be subject to the same performance-based vesting conditions and/or service-vesting conditions, as applicable, as the underlying award, and no dividends or dividend equivalents shall be released to the award holder until the award to which they pertain has vested. For the avoidance of doubt, no dividends or dividend equivalent rights may be granted in connection with stock options or stock appreciation rights granted under the Amended 2021 Plan.

Change in Control

If an award holder's employment or other service is terminated by the Company or any successor entity thereto without "cause" or by the award holder for "good reason" (as each such term is defined in the applicable Award Agreement or an award holder's executive transition agreement or employment agreement, if applicable) upon or within two years after a "change in control" (as defined in the Amended 2021 Plan), (1) each award granted to such award holder prior to such change in control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment or other service, and (2) any shares deliverable pursuant to stock units will be delivered promptly (but no later than 15 days) following such termination.

As of the change in control date, any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level through the change in control date for all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the change in control in accordance with the original vesting and/or performance period and subject to the provisions of clause (1) in the paragraph above.

Amendment and Termination

The Board may amend or terminate the Amended 2021 Plan; *provided, however*, that no such action may adversely affect a holder's rights under an outstanding award without his or her written consent. Any amendment that would increase the aggregate number of shares of common stock issuable under the Amended 2021 Plan, the maximum number of shares with respect to which options, stock appreciation rights or other equity awards may be granted to any employee in any calendar year, or that would modify the class of persons eligible to receive awards shall be subject to the approval of the Company's stockholders. The Compensation Committee may amend the terms of any agreement or award made under the Amended 2021 Plan at any time and from time to time; provided, however, that any amendment which would adversely affect a holder's rights under an outstanding award may not be made without his or her consent.

Clawback

Awards under the Amended 2021 Plan will be subject to the Company's clawback policy described under "Compensation Discussion and Analysis — Policies and Risk Mitigation — Clawback Policy", or any other clawback or recapture policy that the Company may adopt from time to time to the extent provided in such policy, and, in accordance with such policy, may be subject to the requirement that the awards be repaid to the Company after they have been distributed to the award holder.

U.S. Federal Income Tax Consequences

The following is a brief description of the U.S. federal income tax consequences generally arising with respect to grants of awards under the Amended 2021 Plan. This description is not intended to, and does not, provide or supplement tax advice to award participants. Participants are advised to consult with their own independent tax advisors with respect to the specific tax consequences that, in light of their particular circumstances, might arise in connection with their receipt of awards under the Amended 2021 Plan, including any state, local or foreign tax consequences and the effect, if any, of gift, estate and inheritance taxes.

Incentive Stock Options

A participant will not recognize taxable income upon exercising an incentive stock option (an "ISO"), provided that the participant was, without a break in service, an employee of the Company or one of its subsidiaries during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code). Notwithstanding the foregoing, the alternative minimum tax may apply. Upon a disposition of shares acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant generally will recognize ordinary income equal to the lesser of (a) the excess of the fair market value of the shares at the date of exercise of the ISO over the exercise price or (b) the amount realized upon the disposition of the ISO shares over the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an ISO for which the statutory holding periods (defined as on or after the later of (i) the second anniversary of the date of grant of the ISO and (ii) the first anniversary of the date of exercise of the ISO) are met generally will result in long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares (the tax basis in the acquired shares of shares for which the ISO holding periods are met generally being the exercise price of the ISO).

Non-Qualified Stock Options and Stock Appreciation Rights

The grant of a non-qualified stock option (i.e., an option other than an ISO) or SAR will create no tax consequences at the grant date for the participant or the Company. Upon exercising such an option or SAR, the participant will recognize ordinary income equal to the excess of the fair market value of the vested shares (and/or cash or other property) acquired on the date of exercise over the exercise price and will be subject to FICA (Social Security and Medicare) tax in respect of such amounts. A participant's disposition of shares acquired upon the exercise of a non-qualified stock option or SAR generally will result in long- or short-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares (the tax basis in the acquired shares generally being the exercise price plus any amount recognized as ordinary income in connection with the exercise of the option).

Restricted Shares

A participant with restricted shares generally will not be subject to income taxation at grant. Instead, upon lapse of the restrictions, the participant will recognize ordinary income equal to the fair market value of the shares on the date of lapse. The participant's tax basis in the shares received will be equal to the fair market value of the shares on the date the restrictions lapse, and the participant's holding period in such shares begins on the day after the restrictions lapse.

Restricted Stock Units

A participant with a restricted stock unit (whether time-vested or subject to achievement of performance goals) will not be subject to income taxation at grant. Instead, the participant will be subject to income tax at ordinary rates on the fair market value of the shares (or the amount of cash) received on the date of delivery. The recipient will be subject to FICA (Social Security and Medicare) tax at the time any portion of such award is deemed vested for tax purposes. The fair market value of the shares (if any) received on the delivery date will be the participant's tax basis for purposes of determining any subsequent gain or loss from the sale of the shares, and the recipient's holding period with respect to such shares will begin at the delivery date. Gain or loss resulting from any sale of shares delivered to a participant will be treated as long- or short-term capital gain or loss depending on the holding period. If any dividend equivalent amounts are provided to the participant, they will be includible in the participant's income as additional compensation (and not as dividend income) and will be subject to income and employment tax withholding.

Disposition of Shares

Unless stated otherwise above, upon the subsequent disposition of shares acquired under any of the preceding awards, a participant will recognize capital gain or loss based upon the difference between the amount realized on such disposition and the participant's basis in the shares, and such amount will be long-term capital gain or loss if such shares were held for more than 12 months. Capital gain is generally taxed at a maximum rate of 20% if the property is held more than one year.

Cash Awards

A participant who receives a cash award will not recognize any taxable income for federal income tax purposes at grant, provided that no cash is actually paid at the time of grant. Upon the payment of any cash in satisfaction of the cash incentive award, the participant will realize ordinary income in an amount equal to the cash award received and the Company will be entitled to a corresponding deduction.

Deduction

The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the recipient in connection with the delivery of shares pursuant to a restricted stock unit or a performance stock unit, the exercise of an option or SAR or the lapse of restrictions on restricted shares. The Company will not be entitled to any tax deduction with respect to an ISO if the recipient holds the shares for the ISO holding periods prior to disposition of shares and is generally not entitled to a tax deduction for any award with respect to any amount that represents compensation in excess of $1 million paid to "covered employees" under Section 162(m) of the Internal Revenue Code.

Burn Rate and Overhang

Burn Rate

The following table provides detailed information regarding the activity related to our equity incentive plans for the years 2020, 2021 and 2022.

Year	Options Granted	Time-Based Full Value Awards Granted	Target Performance-Based Awards Granted	Performance-Based Awards Earned	Basic Weighted Average Shares Outstanding	Burn Rate
2022	0	512,060	712,704	608,748	53,850,000	2.08%
2021	99,000	191,651[1]	312,387	873,454	57,053,000	2.04%
2020	463,124	196,270	534,708	441,396	54,187,000	2.03%
					Three-Year Average	2.05%

(1)   8,096,595 Restricted Stock Awards were granted in fiscal year 2021 as merger consideration in connection with the Company's acquisition of Acima Holdings, LLC and have been excluded from the number of time-based full value awards granted in fiscal year 2021:

Time-based Restricted Stock Granted as Consideration for Acquisitions	# of Shares/Units
Year ended December 31, 2022	0
Year ended December 31, 2021	8,096,595
Year ended December 31, 2020	0

Overhang

The following table provides certain additional information regarding our equity incentive program.

	As of March 9, 2023
Total number of shares subject to outstanding stock options	770,618
Weighted-average exercise price of outstanding stock options	$ 22.56
Weighted-average remaining term of outstanding stock options	5.64 years
Total number of shares subject to outstanding full value awards	2,726,985
Total number of shares available for grant under the LTIP	1,281,364
Total number of shares outstanding	55,729,109
Per-share closing price of common stock as reported on Nasdaq Global Market	$ 26.53

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT TO THE UPBOUND GROUP, INC. 2021 LONG-TERM INCENTIVE PLAN

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to be voted on the proposal at the meeting is required for approval of the Amended 2021 Plan.

Our Board of Directors recommends that you vote "FOR" approval of the Amended 2021 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the common stock ownership for each of our directors, each of the named executive officers, all of our directors and executive officers as a group, and each of our known holders of 5% of our common stock. Unless otherwise indicated and subject to community property laws where applicable, we believe that each of the stockholders named in the table below beneficially own the shares indicated as beneficially owned. Information in the table is as of April 11, 2023, unless otherwise indicated. Under applicable SEC rules, the definition of beneficial ownership for purposes of this table includes shares over which a person has sole or shared voting power, or sole or shared power to invest or dispose of the shares, whether or not a person has any economic interest in the shares, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days of April 11, 2023.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Jeffrey Brown	167,536[1]	*
Mitchell Fadel	830,587[2]	1.5%
Christopher Hetrick	80,781[3]	*
Jason Hogg[4]	85,217	*
Fahmi Karam	—	*
Harold Lewis	18,323[5]	*
Glenn Marino	25,512[5]	*
Carol McFate	27,015[5]	*
Bryan Pechersky	6,329	*
Maureen Short[6]	95,791	*
Transient Taylor	1,384	*
Jen You	14,178[5]	*
All executive officers and directors as a group (14 total)	1,401,475	2.5%
BlackRock, Inc.	7,960,653[7]	14.2%[7]
The Vanguard Group	5,764,570[8]	10.3%[8]
FMR LLC	8,350,504[9]	14.9%[9]
Engaged Capital, LLC	3,604,216[10]	6.4%[10]
Aaron Allred	5,155,768[11]	9.2%[11]

*   *Less than 1%.*
(1)   *Includes 89,308 DSUs.*
(2)   *Includes 5,256 DSUs.*
(3)   *Includes 52,056 DSUs and 28,725 shares of our common stock owned by Mr. Hetrick in his personal capacity. In addition, as an affiliate of Engaged Capital, LLC, Mr. Hetrick may be deemed to be a member of a Section 13(d) group that may be deemed to collectively beneficially own 3,604,216 shares held by funds affiliated with Engaged Capital, LLC (according to a Schedule 13D filed by Engaged Capital, LLC with the SEC on December 9, 2022).*
(4)   *Information is as of March 1, 2022 based on Mr. Hogg's most recent Form 4 and excludes unvested restricted stock units.*
(5)   *Comprised solely of DSUs.*
(6)   *Information as of April 5, 2022 based on Ms. Short's most recent Form 4 and excludes unvested restricted stock units.*
(7)   *The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York, 10055. BlackRock, Inc. exercises sole voting control over all 7,894,569 of these shares and sole investment control over all 7,960,653 shares. This information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 23, 2023.*
(8)   *The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group exercises sole voting control over none of these shares, shared voting control over 111,567 of these shares, sole investment control over 5,598,992 of these shares, and shared investment control over 165,578 of these shares. This information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023.*
(9)   *The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. FMR LLC exercises sole voting control over 8,348,360 of these shares and sole investment control over all 8,350,504 shares. This information is based solely on information set forth in Schedule 13G filed with the SEC on February 9, 2023 by FMR LLC on behalf of itself and Abigail P. Johnson.*
(10)   *The address of Engaged Capital, LLC is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. Engaged Capital, LLC and Glenn W. Welling exercise sole voting control over all 3,604,216 of these shares and sole investment control over all 3,604,216*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

shares. This information is based solely on information set forth in Schedule 13D filed with the SEC on December 9, 2022 by Engaged Capital, LLC on behalf of itself and Glenn W. Welling.

(11) Includes 2,247,188 shares of our common stock owned by Mr. Allred in his personal capacity and 2,908,580 shares owned by Arklow Holdings, LLC of which Mr. Allred is a general member and manager.

For each of the named executive officers and his or her ownership as reported in the table above, the following table sets forth: (1) common stock underlying restricted stock units that may vest within 60 days of April 11, 2023, (2) common stock underlying performance stock units that may vest within 60 days of April 11, 2023, assuming 100% of the target performance is achieved and (3) shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of April 11, 2023.

Name	Common Stock Underlying Restricted Stock Units	Common Stock Underlying Performance Stock Units	Shares Issuable upon Exercise of Options
Mitchell Fadel	—	—	245,967
Fahmi Karam	—	—	—
Maureen Short	—	—	—
Aaron Allred	—	—	—
Bryan Pechersky	—	—	5,000
Transient Taylor	—	—	—
Jason Hogg	—	—	—

OTHER INFORMATION

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 and related rules of the SEC require our directors and Section 16 officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. Based on a review of reports filed by those persons, and upon representations from those persons, we believe that all SEC stock ownership reports required to be filed by those reporting persons during and with respect to 2022 were timely made.

Annual Report on Form 10-K

The Company has filed with the SEC an Annual Report on Form 10-K for the year ended December 31, 2022 (which is not a part of the Company's proxy soliciting materials), a copy of which is available on our website at *https://investor.upbound.com/financials-filings/sec-filings*. The Company will provide without charge a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 upon the written request of a stockholder to the Corporate Secretary, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024.

"Householding" of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements, annual reports and Notices with respect to two or more stockholders sharing the same address by delivering a single copy of any such proxy statement, annual report or Notice addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. If you are an affected stockholder and no longer wish to participate in householding, or if you are receiving multiple copies of the proxy statement or the Notice and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or the Company if you are the record holder of your shares. Such a notification to the Company may be submitted to the Upbound Legal Department in writing at Attn: Legal Department, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024, or by calling 972-801-1100. Additionally, we will deliver promptly to any affected stockholder, upon his or her written request made to the address in the preceding sentence, an additional copy of the proxy statement, annual report and/or Notice.

Submission of Stockholder Proposals

From time to time, stockholders may seek to nominate directors or present proposals for inclusion in the proxy statement and form of proxy for consideration at an annual stockholders meeting. To be included in the proxy statement or considered at an annual or any special meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements.

We must receive proposals for possible inclusion in the Company's proxy statement related to the 2024 annual stockholders meeting no later than December 27, 2023, and such proposals must otherwise comply with Rule 14a-8 under the Exchange Act.

Pursuant to our bylaws, subject to certain limited exceptions, other proposals for possible consideration at the 2024 annual stockholders meeting, including proposals for the nomination of one or more directors, must be received in writing by us no earlier than the close of business on February 7, 2024, and no later than the close of business on March 8, 2024. Any such proposal must be in proper form as specified in our bylaws, must be submitted by a stockholder of the Company meeting the requirements set forth in our bylaws and must comply with the rules of the SEC concerning stockholder proposals.

Direct any proposals, as well as related questions, to the Corporate Secretary, Upbound Group, Inc., 5501 Headquarters Drive, Plano, Texas 75024.

To comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 7, 2024. Please note that the advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirements under our bylaws.

Our bylaws permit stockholders to nominate directors for election at an annual stockholder meeting without having been included in our proxy statement. To make such a nomination, the stockholder must deliver a notice to our Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Secretary within the time period described above with respect to a stockholder proposal that is submitted for presentation directly at the 2024 annual meeting but not intended to be included in our Proxy Statement under Rule 14a-8. The stockholder and nominee must also provide information in the notice and satisfy the other requirements specified in our bylaws. In addition to satisfying all of the requirements under our bylaws, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2024 annual meeting must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act.

Other Business

The Board does not intend to bring any business before the annual stockholders meeting other than the matters referred to in this proxy statement and at this date has not been informed of any matters that may be presented to the annual stockholders meeting by others. If, however, any other matters properly come before the annual stockholders meeting, or any adjournments or postponement thereof, it is intended that the persons named in the accompanying proxy solicited by the board will vote pursuant to the proxy in accordance with their best judgment on such matters.

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Annex A:
Amended 2021 Long-Term Incentive Plan

(*See attached*)

UPBOUND GROUP, INC.
AMENDED 2021 LONG-TERM INCENTIVE PLAN

1. <u>Purpose</u>.   The purpose of the Upbound Group, Inc. Amended 2021 Long-Term Incentive Plan (as amended from time to time, the "<u>Plan</u>") is to foster the ability of Upbound Group, Inc. (the "<u>Company</u>") and its subsidiaries to attract, motivate and retain key personnel and enhance stockholder value through the use of certain equity and cash incentive compensation opportunities. The Plan, as approved by the Company's stockholders on June 8, 2021, replaced the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (the "<u>Prior Plan</u>") for Awards granted after the date of such stockholder approval. Effective June 8, 2021, the Prior Plan terminated, awards may not be granted under the Prior Plan and any awards that remain outstanding under the Prior Plan shall be settled under the Plan, subject to their original terms and conditions.

2. <u>Administration</u>.

(a) <u>Committee</u>.   The Plan will be administered by the compensation committee of the Company's board of directors (the "<u>Committee</u>").

(b) <u>Responsibility and Authority of Committee</u>.   Subject to the provisions of the Plan, the Committee, acting in its discretion, will have responsibility and full power and authority to (i) select the persons to whom Awards under the Plan ("<u>Awards</u>") will be made and when such Awards will be made, (ii) prescribe the types of Awards to be granted and the terms and conditions of each such Award and make amendments thereto, (iii) construe, interpret and apply the provisions of the Plan and of any Award Agreement evidencing an Award hereunder (each, an "<u>Award Agreement</u>") or other document governing the terms of an Award made under the Plan, (iv) make any and all determinations and take any and all other actions as the Committee deems necessary or desirable in order to carry out the terms of the Plan and any Award, (v) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee's own operations and rules applicable to Award holders, (vi) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (vii) accelerate the time or times at which (A) an Award becomes vested, unrestricted or may be exercised or (B) shares of Common Stock are delivered under the Award, (viii) waive or amend any goals, restrictions, vesting provisions or conditions set forth in any Award Agreement, or impose new goals, restrictions, vesting provisions and conditions, (ix) determine whether, to what extent and under what circumstances and method or methods Awards may be settled in cash, Shares of Common Stock, other securities, other Awards or other Property, and (x) exercise all powers granted to the Committee under the Plan. Notwithstanding the foregoing, the Company's board of directors (the "<u>Board</u>") will have sole responsibility and authority for matters relating to the grant and administration of Awards to non-employee directors, and reference herein to the Committee with respect to any such matters will be deemed to refer to the Board. In exercising its responsibilities under the Plan, the Committee may obtain at the Company's expense such advice, guidance and other assistance from outside compensation consultants and other professional advisers as the Committee deems appropriate.

(c) <u>Delegation of Authority</u>.   Subject to the requirements of applicable law, the Committee may delegate to any person or group or subcommittee of persons (who may, but need not be, members of the Committee) such Plan-related functions within the scope of its responsibility, power and authority on such terms and conditions as it deems appropriate; *provided, however*, that the Committee may not delegate authority to grant or administer Awards granted to the Company's senior executive officers. Except as specifically provided to the contrary, references to the Committee include any person or group or subcommittee of persons to whom the Committee has delegated its duties and powers.

(d) <u>Committee Actions</u>.   A majority of the members of the Committee shall constitute a quorum. The Committee may act by the vote of a majority of its members present at a meeting at which there is a quorum or by unanimous written consent. The decision of the Committee as to any disputed question, including questions of construction, interpretation and administration, shall be final, binding and conclusive on all persons. The Committee shall keep a record of its proceedings and acts and shall keep or cause to be kept such books and records as may be necessary in connection with the proper administration of the Plan.

(e) <u>Indemnification</u>.   The Company shall indemnify and hold harmless each member of the Committee or subcommittee appointed by the Committee and any employee or director of the Company or of a subsidiary to whom any duty or power relating to the administration or interpretation of the Plan is delegated from and against any loss, cost, liability (including any sum paid in settlement of a claim with the approval of the Board), damage and expense, including legal and other expenses incident thereto, arising out of or incurred in connection with such person's services under the Plan, unless and except to the extent attributable to such person's fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which such Committee member may otherwise be entitled under the Company's organizational documents, pursuant to any individual indemnification agreements between such Committee member and the Company, as a matter of law, or otherwise, or any other power the Company may have to indemnify such persons or hold them harmless.

3. <u>Eligibility</u>.   Awards under the Plan may be made to any present or future directors, officers, employees, consultants and other personnel of the Company or a subsidiary.

4.   Limitations on Plan Awards.

(a)   Aggregate Share Limitations.   The aggregate number of shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), that may be issued pursuant to Awards granted under the Plan shall not exceed 9,287,000 shares of Common Stock. Up to 9,287,000 shares of Common Stock (as adjusted pursuant to Section 13 below) may be issued under the Plan covering a stock option granted as an "incentive stock option" (within the meaning of Section 422 of the Internal Revenue Code of 1986). Shares of Common Stock subject to awards that are assumed, converted or substituted under the Plan as a result of the Company's acquisition of another company (including by way of merger, combination or similar transaction) (the "Acquisition Awards") will not count against the number of shares of Common Stock that may be granted under the Plan or be subject to the minimum vesting provisions in Section 11 below. Available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan (subject to Nasdaq rules) and do not reduce the maximum number of shares of Common Stock available for grant under the Plan.

(b)   Replacement of Shares.   Shares of Common Stock subject to an Award that is forfeited, expires, terminates or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration, termination or cash settlement will be available for future grants of Awards under the Plan and will be added back in the same number of shares of Common Stock as were deducted in respect of such Award. The payment of dividend equivalent rights in cash in conjunction with any outstanding Awards will not be counted against the shares of Common Stock available for issuance under the Plan. Shares of Common Stock tendered by an Award holder, repurchased by the Company using proceeds from the exercise of stock options, reserved for issuance upon grant of stock-settled stock appreciation rights to the extent the number of reserved shares exceeds the number of shares actually issued upon exercise of the stock appreciation rights or withheld by the Company in payment of the exercise price of a stock option or to satisfy any tax withholding obligation for an Award will not again be available for Awards under the Plan.

(c)   Director Award Limitations.   Aggregate Awards to any one non-employee director in respect of any calendar year, solely with respect to his or her service as a director, may not exceed $800,000 based on the aggregate value of cash fees, cash-based Awards and Fair Market Value of stock-based Awards, in each case determined as of the grant date.

5.   Stock Option Awards.   Subject to the Plan, the Committee may grant stock options to such persons, at such times and upon such vesting and other conditions as the Committee, acting in its discretion, may determine.

(a)   Minimum Exercise Price.   The purchase price per share of Common Stock covered by an option granted under the Plan may not be less than the Fair Market Value per share of Common Stock on the date the option is granted. For purposes of the Plan, "Fair Market Value" means: (i) if the Common Stock is listed on an established stock exchange or traded on the Nasdaq Stock Market, the closing sales price (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable, and (ii) if not so reported, as determined in accordance with a valuation methodology approved by the Committee. The exercise price under an option which is intended to qualify as an "incentive stock option" (within the meaning of Section 422 of the Internal Revenue Code of 1986) granted to an employee who is a 10% stockholder within the meaning of Section 422(b)(6) of the Code may not be less than 110% of the Fair Market Value per share on the date the option is granted.

(b)   Maximum Duration.   Unless sooner terminated in accordance with its terms, an option will automatically expire on the tenth anniversary of the date it is granted (the fifth anniversary of the date it is granted in the case of an option which is intended to qualify as an "incentive stock option" granted to an employee who is a 10% stockholder).

(c)   Nontransferability.   No option shall be assignable or transferable except upon the optionee's death to a beneficiary designated by the optionee in a manner prescribed or approved for this purpose by the Committee or, if no designated beneficiary shall survive the optionee, pursuant to the optionee's will or by the laws of descent and distribution. During an optionee's lifetime, options may be exercised only by the optionee or the optionee's guardian or legal representative. Notwithstanding the foregoing, the Committee may permit, in its discretion, the inter vivos transfer of an optionee's options (other than options designated as "incentive stock options") by gift to any "family member" (within the meaning of Item A.1.(a)(5) of the General Instructions to Form S-8 or any successor provision), on such terms and conditions as the Committee deems appropriate.

(d)   Manner of Exercise.   An option may be exercised by transmitting to the Secretary of the Company (or such other person designated by the Committee) a written notice identifying the option being exercised and specifying the number of shares being purchased, together with payment of the exercise price and the amount of the applicable tax withholding obligations (unless other arrangements are made for the payment of such exercise and/or the satisfaction of such withholding obligations). The Committee, acting in its discretion, may permit the exercise price and withholding obligation to be paid in whole or in part in cash or by check, by means of a cashless exercise procedure to the extent permitted by law, by the surrender of previously-owned shares of Common Stock (to the extent of the Fair Market Value thereof) or, subject to applicable law, by any other form of consideration deemed appropriate.

(e) <u>Rights as a Stockholder</u>. No shares of Common Stock will be issued in respect of the exercise of an option until payment of the exercise price and the applicable tax withholding obligations have been made or arranged to the satisfaction of the Company. The holder of an option shall have no rights as a stockholder with respect to any shares covered by the option until the shares are issued pursuant to the exercise of the option.

6. <u>Stock Awards</u>. Subject to the Plan, the Committee may grant restricted stock, deferred stock, stock units (whether in the form of restricted stock units or deferred stock units), stock bonus and other stock Awards to such persons, at such times and upon such vesting and other conditions and restrictions as the Committee, acting in its discretion, may determine.

(a) <u>Stock Certificates for Restricted Stock</u>. As determined by the Committee in its discretion, shares of restricted stock issued pursuant to a stock Award may be evidenced by book entry on the Company's stock transfer records or by a stock certificate issued in the recipient's name and bearing an appropriate legend regarding the conditions and restrictions applicable to the shares. The Company may require that any stock certificates for restricted shares be held in custody by the Company or a designee pending the lapse of applicable forfeiture conditions and transfer restrictions. The Committee may condition the issuance of shares of restricted stock on the recipient's delivery to the Company of a stock power, endorsed in blank, for such shares.

(b) <u>Stock Certificates for Vested Stock</u>. As determined by the Committee in its discretion, the recipient of a stock Award which is vested at the time of grant or which thereafter becomes vested may be evidenced by book entry on the Company's stock transfer records or may be entitled to receive a stock certificate, free and clear of conditions and restrictions (except as may be imposed in order to comply with applicable law) for the shares covered by such vested Award, subject to the payment or satisfaction of applicable tax withholding obligations and, in the case of shares covered by a vested stock unit Award, subject to applicable deferral conditions permitted by Section 409A of the Code.

(c) <u>Rights as a Stockholder</u>. Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, (i) the holder of a stock Award will not be entitled to receive dividend payments (or, in the case of an Award of stock units, dividend equivalent payments) with respect to the shares covered by the Award and (ii) the holder of shares of restricted stock may exercise voting rights pertaining to such shares.

(d) <u>Nontransferability</u>. Except as may be specifically permitted by the Committee in connection with transfers at death or pursuant to inter vivos gifts, no outstanding stock Award and no shares of stock covered by an outstanding stock Award may be sold, assigned, transferred, disposed of, pledged or otherwise hypothecated other than to the Company in accordance with the terms of the Award or the Plan. Any attempt to do any of the foregoing shall be null and void and, unless the Committee determines otherwise, shall result in the immediate forfeiture of the Award and/or the shares.

7. <u>Other Equity-Based Awards</u>. The Committee may grant stock appreciation rights, dividend equivalent payment rights, phantom shares, phantom stock units, bonus shares and other forms of equity-based Awards to eligible persons, subject to such terms and conditions as it may establish; *provided, however,* that no dividend or dividend equivalent payment rights shall be attributable to Awards of stock appreciation rights or stock options. The base price for a stock appreciation right granted under the Plan may not be less than the Fair Market Value per share of stock covered by the Award at the time it is granted. Unless sooner termination in accordance with its terms, a stock appreciation right will automatically expire on the tenth anniversary of the date it is granted. Awards made pursuant to this section may entail the transfer of shares of Common Stock to a participant or the payment in cash or other property determined with reference to shares of Common Stock.

8. <u>Cash Awards</u>. The Committee may grant Awards in cash with the amount of the eventual payment subject to future service and such other restrictions and conditions as may be established by the Committee and set forth in the underlying agreement, including, but not limited to, continuous service with the Company and its subsidiaries, achievement of specific business objectives, increases in specified indices, attaining specified growth rates and other measurements of performance.

9. <u>Performance-Based Equity and Cash Awards</u>.

(a) <u>General</u>. The Committee may condition the grant, exercise, vesting or settlement of equity-based Awards or annual or long-term cash incentive Awards on the achievement of specified performance goals in accordance with this section. The applicable performance period for measuring achievement of specified performance goals may be any period designated by the Committee.

(b)   Performance Goals.   Any performance goal established in connection with an Award granted under the Plan may be based on any subjective or objective performance goal determined by the Committee in its discretion. The Committee, in its discretion, may determine to adjust any performance goals applicable to an Award.

(c)   Calculation of Performance-Based Award.   At the expiration of the applicable performance period, the Committee shall determine the extent to which the performance goals established pursuant to this Section 9 have been achieved and the extent to which each performance-based Award has been earned. The Committee may exercise its discretion to increase or decrease the amount or value of an Award that would otherwise be payable in accordance with the terms of a performance-based Award granted under the Plan.

10.   Dividends and Dividend Equivalents.   To the extent dividends or dividend equivalents are included in an Award Agreement for an applicable Award, the right to receive such dividends and dividend equivalent rights shall be subject to the same performance-vesting conditions and/or service-vesting conditions, as applicable, as the underlying Award, and no dividends or dividend equivalents shall be released to the Award holder until the Award to which they pertain has vested. For the avoidance of doubt, no dividends or dividend equivalent rights may be granted in connection with stock options or stock appreciation rights granted under the Plan.

11.   Minimum Vesting Period.   Notwithstanding any other provision of the Plan to the contrary, no Awards granted under the Plan, shall vest or be exercisable (in the case of stock options and stock appreciation rights), earlier than the date that is one year following the date the Award is granted; *provided, however*, that, notwithstanding the foregoing, (a) the Committee may provide that such restrictions may lapse or be waived upon the recipient's death or disability or termination of service, or in connection with a Change in Control (as defined in Section 13(b) below), (b) Awards that result in the issuance of an aggregate of up to five percent (5%) of the shares of Common Stock that may be authorized for grant under Section 4 (as such authorized number of shares of Common Stock may be adjusted as provided under the terms of the Plan) may be granted without respect to such minimum vesting provision, and (c) Awards may be granted to non-employee directors without respect to such minimum vesting provision.

12.   Prohibition on Stock Option and Stock Appreciation Right Repricing.   Except as provided in Section 13 below (Adjustments; Change in Control), the Committee may not, without prior approval of the Company's stockholders, effect any repricing of any previously granted "underwater" stock option or stock appreciation right by: (a) amending or modifying the terms of the stock option or stock appreciation right to lower the exercise price; or (b) canceling the underwater stock option or stock appreciation right and granting either (i) replacement stock options or stock appreciation rights having a lower exercise price, or (ii) restricted stock, restricted stock units, or other stock-based award in exchange, or (iii) canceling or repurchasing the underwater stock options or stock appreciation rights for cash or other securities. A stock option or stock appreciation right will be deemed to be "underwater" at any time when the Fair Market Value of the shares of Common Stock covered by such Award is less than the exercise price or base price of the Award.

13.   Adjustments; Change in Control.

(a)   Adjustments Upon Changes in Capitalization.   The aggregate number and class of shares issuable under the Plan, the maximum number of shares with respect to which options, stock appreciation rights and other equity Awards may be granted to or earned by any employee in any calendar year, the number and class of shares and the exercise price or base price per share covered by each outstanding option and stock appreciation right, and the number and class of shares covered by each outstanding stock Award or other-equity-based Award, and any per-share base or purchase price or target market price included in the terms of any such Award, and related terms shall be adjusted by the Board or the Committee in such manner as it deems appropriate (including, without limitation, by payment of cash) to reflect any increase or decrease in the number of issued shares of Common Stock resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, and/or to reflect a change in the character or class of shares covered by the plan arising from a readjustment or recapitalization of the Company's capital stock.

(b)   Change in Control.

(i)   If an Award holder's employment or other service is terminated by the Company or any successor entity thereto without "cause" or by the Award holder for "good reason" (as each such term is defined in the applicable Award Agreement or an Award holder's executive transition agreement or employment agreement, if applicable) upon or within two (2) years after a Change in Control, (A) each Award granted to such Award holder prior to such Change in Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment or other service, and (B) any shares deliverable pursuant to stock units will be delivered promptly (but no later than fifteen (15) days) following such termination.

(ii)   As of the Change in Control date, any outstanding performance-based Awards will be deemed earned at the greater of the target level and the actual performance level through the Change in Control date for all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change in Control in accordance with the original vesting and/or performance period and subject to the provisions of clause (i) above.

(iii)   Notwithstanding the foregoing, in the event of a Change in Control, an Award holder's Award will be treated, to the extent determined by the Committee to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Committee in its discretion: (A) settle such Awards for fair value (as determined in the discretion of the Committee), which in the case of options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares of Common Stock subject to such options or stock appreciation rights over the aggregate exercise price of such options or stock appreciation rights, as the case may be; (B) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its discretion; or (C) provide that for a period of at least twenty (20) days prior to the Change in Control, any options or stock appreciation rights that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any options or stock appreciation rights not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, the Committee will determine if Awards settled under clause (A) above are (1) valued at closing taking into account such contingent value rights (with the value determined by the Committee in its sole discretion) or (2) entitled to a share of such contingent value rights. For the avoidance of doubt, in the event of a Change in Control where all options and stock appreciation rights are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any option or stock appreciation right for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this clause (iii) may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

(c)   "Change in Control" means the occurrence of any of the following:

(i)   any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities representing 30% or more of the combined voting power of the then outstanding securities of the Company eligible to vote for the election of the members of the Board (the "Company Voting Securities"), unless (A) such person is the Company, (B) such person is an employee benefit plan (or a trust which is a part of such a plan) which provides benefits exclusively to, or on behalf of, employees or former employees of the Company, (C) such person is the Award holder, an entity controlled by the Award holder or a group which includes the Award holder, or (D) such person acquired such securities in a Non-Qualifying Transaction (as defined in clause (iv) below);

(ii)   during any period of not more than twelve (12) months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the Company's proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(iii)   any dissolution or liquidation of the Company or any sale or the disposition of all or substantially all of the assets or business of the Company; or

(iv)   the consummation of any reorganization, merger, consolidation or share exchange or similar form of corporate transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this clause (iv) will be deemed to be a "Non-Qualifying Transaction").

(d)   Fractional Shares.   In the event of any adjustment in the number and type of shares covered by any Award pursuant to the provisions hereof, any fractional shares resulting from such adjustment shall be disregarded, and each such Award shall cover only the number of full shares resulting from the adjustment.

(e)   Determination of Board or Committee to be Final.   All adjustments under this Section 13 shall be made by the Board or the Committee, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

14.   Tax Withholding.   As a condition to the exercise or settlement of any Award, or in connection with any other event that gives rise to a tax withholding obligation on the part of the Company or a subsidiary relating to an Award, the Company and/or the subsidiary may (a) deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to the recipient of an Award, whether or not made pursuant to the Plan or (b) require the recipient to remit cash (through payroll deduction or otherwise), in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligation. If the event giving rise to the withholding obligation involves a transfer of shares of stock, then, at the discretion of the Committee, the recipient may satisfy the applicable tax withholding obligation by electing to have the Company withhold shares of stock or by tendering previously-owned shares, in each case having a Fair Market Value equal to the amount of tax to be withheld (or by any other mechanism as may be required or appropriate to conform with local tax and other rules).

15.   Amendment and Termination.   The Board may amend or terminate the Plan; *provided, however*, that no such action may adversely affect a holder's rights under an outstanding Award without his or her written consent. Any amendment that would increase the aggregate number of shares of Common Stock issuable under the Plan, the maximum number of shares with respect to which options, stock appreciation rights or other equity awards may be granted to any employee in any calendar year, or that would modify the class of persons eligible to receive Awards shall be subject to the approval of the Company's stockholders. The Committee may amend the terms of any agreement or Award made hereunder at any time and from time to time; *provided, however*, that any amendment which would adversely affect a holder's rights under an outstanding Award may not be made without his or her consent.

16.   General Provisions.

(a)   Shares Issued Under Plan.   Shares of Common Stock available for issuance under the Plan may be authorized and unissued, held by the Company in its treasury or otherwise acquired for purposes of the Plan. No fractional shares will be issued under the Plan.

(b)   Compliance with Law and Other Requirements.   The Company will not be obligated to issue or deliver shares of stock pursuant to the Plan unless the issuance and delivery of such shares complies with applicable law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the requirements of any stock exchange or market upon which the Company's stock may then be listed, and the Company's insider trading policy, as in effect from time to time. The Company may prevent or delay the exercise of an option or stock appreciation right, or the settlement of an Award and/or the termination of restrictions applicable to an Award if and to the extent the Company deems necessary or advisable in order to avoid a violation of applicable laws or its own policies regarding the purchase and sale of its stock. If, during the period of any such ban or delay, the term of an affected stock option, stock appreciation right or other Award would expire, then the term of such option, stock appreciation right or other Award will be extended for thirty days after the Company removes the restriction against exercise.

(c)   Transfer Orders; Placement of Legends.   All certificates for shares of Common Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Company may deem advisable, including pursuant to the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange or market upon which the Company's stock may then be listed, and any applicable federal or state securities law. The Company may cause a legend or legends to be placed on any such certificates to make appropriate reference to such restrictions.

(d)   No Employment or other Rights.   Nothing contained in the Plan or in any Award Agreement shall confer upon any recipient of an Award any right with respect to the continuation of his or her employment or other service with the Company or a subsidiary or interfere in any way with the right of the Company and its subsidiaries at any time to terminate such employment or other service or to increase or decrease, or otherwise adjust, the other terms and conditions of the recipient's employment or other service.

(e)   Decisions and Determinations Final.   All decisions and determinations made by the Board pursuant to the provisions hereof and, except to the extent rights or powers under the Plan are reserved specifically to the discretion of the Board, all decisions and determinations of the Committee, shall be final, binding and conclusive on all persons.

(f)   Non-Uniform Determinations.   The Board's and the Committee's determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Board and the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (i) the persons to receive Awards, (ii) the terms and provisions of Awards and (iii) whether an Award holder's employment or other service has been terminated for purposes of the Plan.

(g)   Section 409A.   The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six-month period immediately following the Award recipient's "separation from service" as defined in Section 409A of the Code shall instead be paid on the first payroll date after the six-month anniversary of the recipient's separation from service (or the recipient's death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on any individual under Section 409A of the Code and neither the Company nor the Committee will have any liability to any individual for such tax or penalty. If the Award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Award holder's right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment.

(h)   Clawback/Recapture Policy.   Awards under the Plan will be subject to any clawback or recapture policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company after they have been distributed to the Award holder.

17.   Governing Law.   All rights and obligations under the Plan and each Award Agreement or instrument shall be governed by and construed in accordance with the laws of the State of Texas, without regard to its principles of conflict of laws.

18.   Dispute Resolution.   Any controversy or claim between the Company and an Award holder arising out of or relating to or concerning the Plan or any Award granted hereunder will be finally settled by arbitration in Dallas, Texas administered by the American Arbitration Association (the "AAA") and each party shall be responsible for its own legal fees; *provided, however*, that the Company shall reimburse the Award holder for such holder's reasonable fees and expenses incurred in connection with such dispute if the arbitrator determines that the Award holder has substantially prevailed on at least one claim. The Award holder or the Company may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in Dallas, Texas to enforce any arbitration award under this Section 18.

19.   Term of the Plan.   The Plan shall become effective on the date of approval by the Company's stockholders. Unless terminated sooner by the Board, the Plan shall terminate on the tenth anniversary of the date of adoption by the Board. The rights of any person with respect to an Award made under the Plan that is outstanding at the time of the termination of the Plan shall not be affected solely by reason of the termination of the Plan and shall continue in accordance with the terms of the Award and of the Plan, as each is then in effect or is thereafter amended.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year end December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-38047

Upbound Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**45-0491516**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*

5501 Headquarters Drive
Plano, Texas 75024
(Address, including zip code of registrant's
principal executive offices)

Registrant's telephone number, including area code: **972-801-1100**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Exchange on Which Registered**
Common Stock, par value $0.01 per share	RCII	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐
Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240 10D-1(b). ☐

Aggregate market value of the 53,290,246 shares of Common Stock held by non-affiliates of the registrant at the closing sales price as reported on The Nasdaq Global Select Market, on June 30, 2022	**$**	**1,036,495,277**
Number of shares of Common Stock outstanding as of the close of business on February 20, 2023:		**55,729,109**

Documents incorporated by reference:

Portions of the definitive proxy statement relating to the 2023 Annual Meeting of Stockholders of Upbound Group, Inc. are incorporated by reference into Part III of this report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks" or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." These forward-looking statements, include, without limitation, those relating to ongoing challenging macro-economic conditions on our business, operations, financial performance and prospects, the future business prospects and financial performance of our Company following our acquisition of Acima Holdings, LLC ("Acima Holdings"), cost and revenue synergies and other benefits expected to result from the Acima Holdings acquisition, our expectations, plans and strategy relating to our capital structure and capital allocation, including any share repurchases under our share repurchase program, and other statements that are not historical facts.

In February 2023, we changed our corporate name from Rent-A-Center, Inc. to Upbound Group, Inc. We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this Annual Report on Form 10-K. As such, unless expressly indicated or the context requires otherwise, the terms "Upbound Group, Inc.," "Company," "we," "us," and "our" in this document refer to Upbound Group, Inc. and, where appropriate, its subsidiaries.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. These forward-looking statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially and adversely depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results. Any or all of the forward-looking statements contained in this Annual Report on Form 10-K and any other public statement made by us, including by our management, may turn out to be incorrect. We are including this cautionary note to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements. Except as required by law, we expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise. Factors that could cause or contribute to these differences include, but are not limited to:

- the possibility that the anticipated benefits from the Acima Holdings acquisition may not be fully realized or may take longer to realize than expected;

- the possibility that costs, difficulties or disruptions related to the integration of Acima Holdings operations into our other operations will be greater than expected;

- our ability to (i) effectively adjust to changes in the composition of our offerings and product mix as a result of acquiring Acima Holdings and continue to maintain the quality of existing offerings and (ii) successfully introduce other new product or service offerings on a timely and cost-effective basis;

- changes in our future cash requirements as a result of the Acima Holdings acquisition, whether caused by unanticipated increases in capital expenditures or working capital needs, unanticipated liabilities or otherwise;

- the impact of the COVID-19 pandemic and related government and regulatory restrictions issued to combat the pandemic, including adverse changes in such restrictions, and the expiration of governmental stimulus programs, and impacts on (i) demand for our lease-to-own products offered in our operating segments, (ii) our Acima retail partners, (iii) our customers and their willingness and ability to satisfy their lease obligations, (iv) our suppliers' ability to satisfy our merchandise needs and related supply chain disruptions, (v) our employees, including our ability to adequately staff our operating locations, (vi) our financial and operational performance, and (vii) our liquidity;

- the general strength of the economy and other economic conditions affecting consumer preferences and spending, including the availability of credit to our target consumers and to other consumers, impacts from the high level of inflation, central bank monetary policy initiatives to address inflation concerns, and possible recession;

- factors affecting the disposable income available to our current and potential customers;

- changes in the unemployment rate;

- capital market conditions, including availability of funding sources for us;

- changes in our credit ratings;

- difficulties encountered in improving the financial and operational performance of our business segments;

- risks associated with pricing changes and strategies being deployed in our businesses;

- our ability to continue to realize benefits from our initiatives regarding cost-savings and other EBITDA enhancements, efficiencies and working capital improvements;
- our ability to continue to effectively execute our strategic initiatives, including mitigating risks associated with any potential mergers and acquisitions, or refranchising opportunities;
- our ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies;
- failure to manage our store labor and other store expenses, including merchandise losses;
- disruptions caused by the operation of our store information management systems or disruptions in the systems of our host retailers;
- risks related to our virtual lease-to-own business, including our ability to continue to develop and successfully implement the necessary technologies;
- our ability to achieve the benefits expected from our integrated virtual and staffed retail partner offering and to successfully grow this business segment;
- exposure to potential operating margin degradation due to the higher cost of merchandise in our Acima offering and higher merchandise losses than compared to our Rent-A-Center Business segment;
- our transition to more-readily scalable "cloud-based" solutions;
- our ability to develop and successfully implement digital or E-commerce capabilities, including mobile applications;
- our ability to protect our proprietary intellectual property;
- our ability or that of our host retailers to protect the integrity and security of customer, employee and host retailer information, which may be adversely affected by hacking, computer viruses, or similar disruptions;
- impairment of our goodwill or other intangible assets
- disruptions in our supply chain;
- limitations of, or disruptions in, our distribution network;
- rapid inflation or deflation in the prices of our products and other related costs;
- allegations of product safety and quality control issues, including recalls
- our ability to execute, as well as, the effectiveness of, store consolidations, including our ability to retain the revenue from customer accounts merged into another store location as a result of a store consolidation;
- our available cash flow and our ability to generate sufficient cash flow to continue paying dividends;
- increased competition from traditional competitors, virtual lease-to-own competitors, online retailers, Buy-Now-Pay-Later and other Fintech companies and other competitors, including subprime lenders;
- our ability to identify and successfully market products and services that appeal to our current and future targeted customer segments and to accurately estimate the size of the total addressable market;
- consumer preferences and perceptions of our brands;
- our ability to retain the revenue associated with acquired customer accounts and enhance the performance of acquired stores;
- our ability to enter into new and collect on our rental or lease purchase agreements;
- changes in the enforcement of existing laws and regulations and the enactment of new laws and regulations adversely affecting our business, including any legislative or regulatory enforcement efforts that seek to re-characterize store-based or virtual lease-to-own transactions as credit sales and to apply consumer credit laws and regulations to our business;
- our compliance with applicable statutes or regulations governing our businesses;
- changes in interest rates;
- changes in tariff policies;
- adverse changes in the economic conditions of the industries, countries or markets that we serve;
- information technology and data security costs;
- the impact of any breaches in data security or other disturbances to our information technology and other networks;
- changes in estimates relating to self-insurance liabilities, and income tax and litigation reserves;
- changes in our effective tax rate;

- fluctuations in foreign currency exchange rates;

- our ability to maintain an effective system of internal controls;

- litigation or administrative proceedings to which we are or may be a party to from time to time; and

- the other risks detailed from time to time in our reports furnished or filed with the United States Securities and Exchange Commission (the "SEC").

PART I

Item 1. *Business.*

History of Upbound Group, Inc. (formerly Rent-A-Center, Inc.)

Unless the context indicates otherwise, references to "we," "us", "our", and the "Company" refer to the consolidated business operations of Upbound Group, Inc., the parent, and any or all of its direct and indirect subsidiaries. For any references in this document to Note A through Note U, refer to the Notes to Consolidated Financial Statements in Item 8.

We are a leading lease-to-own provider with operations in the United States, Puerto Rico and Mexico. We provide a critical service for a large portion of underserved consumers by providing them with access to, and the opportunity to obtain ownership of, high-quality, durable products under a flexible lease-purchase agreement with no long-term debt obligation. Through our Rent-A-Center Business, we provide a fully integrated customer experience through our e-commerce platform and brick and mortar presence. Our Acima business offers lease-to-own solutions through retailers in stores and online enabling such retailers to grow sales by expanding their customer base utilizing our differentiated offering. On February 22, 2023, we changed our corporate name from Rent-A-Center, Inc. to Upbound Group, Inc. We were incorporated in the State of Delaware in 1986, and our common stock is currently traded on the Nasdaq Global Select Market under the ticker symbol *"RCII."* Beginning February 27, 2023, our new ticker symbol will be *"UPBD."*

Our principal executive offices are located at 5501 Headquarters Drive, Plano, Texas 75024. Our telephone number is (972) 801-1100 and our company website is www.upbound.com. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

The Lease Purchase Transaction

The lease purchase transaction is a flexible alternative that provides freedom for consumers who wish to obtain use and enjoyment of brand name merchandise with no long-term obligation and without having to pay the full price up front. Generally, our customer has the right, but is not obligated, to acquire title to the merchandise either through an early purchase option or through payment of all lease renewals that would be required to obtain ownership.

The unit economics of the lease purchase transaction vary depending on the length of time customers take to obtain ownership of the product or whether the customer chooses to return the product without obtaining ownership. If a customer elects an early purchase option within a designated period of time following the initial lease, such as 90 or 120 days, a customer generally pays the retail price of the product plus a premium to the cost. Full term lease-to-own transactions involve the customer leasing our merchandise through a lease structured with multiple lease renewal terms and ultimately obtaining ownership of the merchandise at the conclusion of the final lease renewal term. A customer may also elect to obtain ownership anytime after the initial lease period, but prior to the full term of all lease renewals. Due to the longer lease period of full term lease renewals, along with the other benefits that are part of the lease-to-own transaction, obtaining ownership through payment of all lease renewals involves a higher total cost compared to the cost of the general retail price of the product if it was purchased upfront. Customers primarily take ownership of the merchandise through early purchase options, where the customer elects to make a lump-sum payment at a discounted purchase price prior to the final lease renewal. In the Rent-A-Center Business, the product is often rented more than one time before a customer ultimately obtains ownership.

There are differences in the unit economics between our Rent-A-Center Business and Acima segments, as we generally purchase our merchandise at wholesale prices for our Rent-A-Center Business segment and at retail prices for our Acima segment. Historically, operating margin for our Acima segment has benefited from the lower overhead cost associated with the virtual options employed at many third party locations.

Key features of the lease purchase transaction include:

No long term obligation. A customer may terminate a lease purchase agreement at any time without penalty. Once the product is returned to us, the customer has no obligation for remaining payments other than any outstanding balances to the date of return.

Convenient payment options. Our customers make payments on a weekly, bi-weekly, semi-monthly or monthly basis in our stores, at our retail partner locations, online or by telephone. We accept cash, credit or debit cards and payment via certain electronic platforms (such as PayPal and Venmo). Approximately 78% and 89% of our lease purchase agreements are on weekly terms in our Rent-A-Center Business and our Mexico segments, respectively. Payments are generally made on a weekly, biweekly or monthly basis in our Acima segment.

Flexible options to obtain ownership. Ownership of the merchandise generally transfers to the customer if the customer continuously renews the lease purchase agreement for a required period of between seven and 30 months, depending upon the product type, or exercises a specified early purchase option.

Reinstatement. If a customer is temporarily unable to make payments on a piece of rental merchandise and returns the merchandise, that customer generally may later re-rent the same piece of merchandise (or, if unavailable, a substitute of comparable quality, age and condition) on the terms that existed at the time the merchandise was returned, and pick up payments where they left off without losing credit for what they previously paid.

No formal credit needed. Generally, no established credit score or credit history is required. In the Rent-A-Center Business segment, we use a proprietary decision engine to verify customer information as part of our approval process for entering into a lease purchase agreement. In our Acima segment, which provides on-site or virtual lease-to-own options through third-party retailers and through Acima direct to consumer offerings, customers complete the application process through a variety of resources, including online digital waterfall technology, retail partner electronic portals, online e-commerce websites, and the Acima mobile application. A robust proprietary automated decision engine process is used to confirm certain customer information for approval of the lease purchase agreement.

Brand name merchandise. In our store locations and through our retail partnerships, we offer merchandise from a large number of well-known brands such as Ashley home furnishings; LG, Samsung, and Sony home electronics; Frigidaire, Whirlpool, Amana, and Maytag appliances; HP, Acer, Asus, and Samsung computers and/or tablets; and Samsung smartphones.

Delivery and set-up. We generally offer same-day or next-day delivery and installation of our merchandise at no additional cost to the customer in our Rent-A-Center lease-to-own stores. Our Acima locations rely on our third-party retail partners to deliver merchandise leased by the customer, or for the customer to carry-out leased merchandise. Our third-party retail partners typically charge us a fee for delivery, which we pass on to the customer.

Product maintenance and replacement. In our Rent-A-Center Business, and in the Acima business where required by law, we provide any required service or repair without additional charge, except in the event of damage in excess of normal wear and tear and certain other limited circumstances. The cost to repair the merchandise may be reimbursed by the vendor if the item is still under factory warranty. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. If the product cannot be repaired, we will replace it with a product of comparable quality, age and condition.

Our Strategy

Our strategy is focused on serving our mission to elevate financial opportunity for all and growing our business through emphasis on the following key initiatives:

- Develop centers of excellence that will be leveraged across the organization to support the various business segments, utilizing best practices and drive efficiency and growth;
- Maximize Rent-A-Center brand awareness and customer loyalty by accelerating the shift to e-commerce, expanding product categories, and improving the fully integrated, omni-channel customer experience;
- Grow penetration with current Acima merchants and attract new merchants to our platform;
- Enhance, upgrade and integrate technology platforms to allow for a seamless consumer experience, merchant and third-party waterfall integration, and simplify transaction process for the consumer;
- Leverage data analytics capabilities to attract new customers, approve more customers and mitigate risk across both business segments; and
- Execute on market opportunities and enhancing our competitive position across both traditional and virtual lease-to-own solutions, and implement complimentary products and services that supplement our current offering and provides our customers more financial alternatives.

As we pursue our strategy, we may take advantage of joint venture, partnership, or merger and acquisition opportunities from time to time that advance our key initiatives and elevate the financial mobility of underserved consumers.

Our Operating Segments

We report financial operating performance under four operating segments. To better reflect our current strategic focus, our retail partner business operations are reported as the Acima segment, which includes our virtual and staffed business models; and our company-owned stores and e-commerce platform through rentacenter.com are reported as the Rent-A-Center Business segment. In addition, we report operating results for our Mexico and Franchising segments. Additional information regarding our operating segments is presented in *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* contained in Item 7 of this Annual Report on Form 10-K, and financial information regarding these segments and revenues by geographic area are provided in Note T to the consolidated financial statements contained in this Annual Report on Form 10-K. Substantially all of our revenues for the past three years originated in the United States.

Acima

Our Acima segment, which operates in the United States and Puerto Rico, includes the operations of Acima Holdings (as defined in Note B below), which we acquired in February 2021 and our previous Preferred Lease virtual and staffed locations, generally offers lease-to-own transactions to consumers who do not qualify for financing from the traditional retailer through staffed or unstaffed kiosks located within such retailer's locations, or other virtual options. Virtual locations employ a virtual solution where customers, either directly or with the assistance of a representative of the third party retailer, initiate the lease-to-own transaction online in the retailers' locations using our virtual solutions.

We neither require nor perform a formal credit investigation for the approval of the lease-to-own transaction through our Acima virtual offerings and on-site locations, although we do rely on certain information from consumer reporting agencies as part of our decisioning process that may constitute a "consumer report" under applicable law. We use a proprietary automated process to confirm certain customer information for approval of the lease purchase agreement. We believe our lease-to-own solutions within the Acima segment are beneficial for both the retailer and the consumer. The retailer captures more sales and reduces their payment risk because we buy the merchandise directly from them. We believe consumers also benefit from our Acima model because they are able to obtain the products they want and need without the necessity of relying on credit to finance a purchase. We generally pay the retail price for merchandise purchased from our retail partners and subsequently leased to the customer. Through certain retail partners, we offer our customers the option to obtain ownership of the product at or slightly above the full retail price if they pay within 90 days. In some cases, the retailer provides us a rebate on the cost of the merchandise if the customer exercises this 90-day option.

Our Acima operating model is highly agile and dynamic given our virtual offerings and our ability to open and close staffed and unstaffed locations quickly and efficiently. Generally, our Acima staffed locations consist of an area with a computer, desk and chairs. We occupy the space without charge by agreement with each retailer. In our virtual locations, transactions are initiated through an electronic portal accessible by retail partners on their store computers, on our retail partners' e-commerce sites or through our Acima direct to consumer offerings including the Acima mobile application. Accordingly, capital expenditures with respect to new Acima locations are minimal.

Acima relies on our third-party retail partners to deliver merchandise leased by the customer. Such third-party retail partners typically charge us a fee for delivery, which we pass on to the customer. In the event the customer returns rented merchandise, we pick it up at no additional charge or provide other return options. Most merchandise returned from an Acima lease-to-own transaction is subsequently donated or offered for rental at one of our Rent-A-Center Business stores. Our Acima segment comprised approximately 50% of our consolidated net revenues for the year ended December 31, 2022.

Rent-A-Center Business

Our Rent-A-Center Business segment consists of company-owned lease-to-own stores in the United States and Puerto Rico that lease durable goods to customers on a lease-to-own basis. Our Rent-A-Center Business segment operates through our company-owned stores and e-commerce platform through rentacenter.com. As of December 31, 2022, we operated 1,851 company-owned stores in the United States and Puerto Rico, including 48 retail installment sales stores under the names "Get It Now" and "Home Choice." We routinely evaluate the locations in which we operate to optimize our store network. Our Rent-A-Center Business segment comprised approximately 46% of our consolidated net revenues for the year ended December 31, 2022.

Mexico

Our Mexico segment consists of our company-owned lease-to-own stores in Mexico that lease durable goods to customers on a lease-to-own basis. As of December 31, 2022, we operated 126 stores in Mexico.

Franchising

Rent-A-Center Franchising International, Inc., an indirect wholly-owned subsidiary of the Company, is a franchisor of lease-to-own stores. The stores in our Franchising segment use our Rent-A-Center, ColorTyme or RimTyme trade names, service marks, trademarks and logos, and operate under distinctive operating procedures and standards. Our Franchising segment's primary source of revenue is the sale of rental merchandise to its franchisees, who in turn, offer the merchandise to the general public for rent or purchase under a lease-to-own transaction. The balance of our Franchising segment's revenue is generated primarily from royalties based on franchisees' monthly gross revenues.

As of December 31, 2022, we franchised 447 stores in 31 states operating under the Rent-A-Center (392 stores), ColorTyme (18 stores) and RimTyme (37 stores) trade names. These lease-to-own stores primarily offer high quality products such as furniture and accessories, consumer electronics, appliances, computers, wheels and tires.

As franchisor, Franchising receives royalties of 2.0% to 6.0% of the franchisees' monthly gross revenue and, generally, an initial fee of up to $10,000 per new location.

The following table summarizes our store locations allocated among these operating segments as of December 31 of each of the years indicated below:

	2022	2021	2020
Rent-A-Center Business	1,851	1,846	1,845
Mexico	126	123	121
Franchising	447	466	462
Total locations[1]	2,424	2,435	2,428

[1] Does not include locations operating within our Acima segment.

The following discussion applies generally to all of our operating segments, unless otherwise noted.

Operations

Store Expenses

Our expenses primarily relate to merchandise costs and the cost of operating our stores, including salaries and benefits for our employees, occupancy expense for our leased real estate, advertising expenses, lost, damaged, or stolen merchandise, fixed asset depreciation, and other expenses.

Product Selection

The stores in our Rent-A-Center Business, Mexico, and Franchising segments generally offer merchandise from certain basic product categories: furniture, including mattresses, tires, consumer electronics, appliances, tools, handbags, computers, smartphones, and accessories. Although we seek to maintain sufficient inventory in our stores to offer customers a wide variety of models, styles and brands, we generally limit merchandise to prescribed levels to maintain strict inventory controls. We seek to provide a wide variety of high quality merchandise to our customers, and we emphasize products from name-brand manufacturers. Customers may request either new merchandise or previously leased merchandise. Previously leased merchandise is generally offered at a similar weekly, semi-monthly, or monthly lease rate as is offered for new merchandise, but with an opportunity to obtain ownership of the merchandise after fewer lease payments.

Our furniture products include dining room, living room and bedroom furniture featuring a number of styles, materials and colors. Accessories include lamps and tables and are typically rented as part of a package of items, such as a complete room of furniture. Showroom displays enable customers to visualize how the product will look in their homes and provide a showcase for accessories. Appliances include refrigerators, freezers, washing machines, dryers, and ranges. Consumer electronic products offered by our stores include high definition televisions, home theater systems, video game consoles and stereos. We offer desktop, laptop, tablet computers and smartphones.

The merchandise assortment may vary in our non-U.S. stores according to market characteristics and consumer demand unique to the particular country in which we are operating. For example, in Mexico, the appliances we offer are sourced locally, providing our customers in Mexico the look and feel to which they are accustomed in that product category.

Acima locations offer merchandise available for sale through third-party retailers, primarily including furniture and accessories, consumer electronics and appliances, wheels and tires, and jewelry.

Product Turnover

On average, in the Rent-A-Center Business segment, a lease term of 16 months or exercising an early purchase option is generally required to obtain ownership of new merchandise. Product turnover is the number of times a product is rented to a different customer. On average, a product is leased (turned over) to multiple customers before a customer acquires ownership. Merchandise returned in the Acima segment is often moved to a Rent-A-Center Business store where it is offered for lease. Ownership is attained in approximately 35% of lease purchase agreements in the Rent-A-Center Business segment. The average total life for each product in our Rent-A-Center Business segment is approximately 15 months, which includes the initial lease period, all additional lease periods and idle time in our system. To cover the higher operating expenses generated by the key benefits of lease purchase transactions and product turnover, lease purchase agreements require higher aggregate payments to obtain ownership over time (if elected by the customer) than are generally charged under purchase plans, such as installment purchase or credit plans.

Collections

In our Rent-A-Center Business stores, managers use our management information system to track collections on a daily basis. Similarly, collections are monitored on a daily basis by on-site employees in our Acima staffed locations and by our back-office collections team in respect of our Acima virtual locations. If a customer fails to make a rental payment when due, we will attempt to contact the customer to terminate the account and arrange to regain possession of our merchandise or, if elected by the customer, to obtain payment and reinstate the agreement.

We attempt to recover the rental items as soon as possible following non-renewal or termination of a lease purchase agreement. Collection efforts are enhanced by the personal and job-related references required of customers, the personal nature of the relationships in our Rent-A-Center Business segment between our employees and customers, and the availability of lifetime reinstatement.

Currently, we track past due amounts using a guideline of seven days in our Rent-A-Center Business segment and 30 days in the Acima segment. These metrics align with the majority of the lease purchase agreements in each segment, since payments are generally made weekly in the Rent-A-Center Business segment and bi-weekly and monthly in the Acima segment.

If a customer does not return the merchandise or make a payment sufficient to reinstate an agreement, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center Business and Mexico segments, and during the month following the 120th day in our virtual business or 150th day in our staffed locations in the Acima segment.

Purchasing

In our Acima segment, we purchase the merchandise selected by the customer from the applicable third-party retailer at the time such customer enters into a lease purchase agreement with us. As in the Rent-A-Center Business segment, Acima retains ownership of the leased property unless and until the customer elects to purchase the property pursuant to the lease terms.

In our Rent-A-Center Business and Mexico segments, we purchase our rental merchandise from a variety of suppliers. In 2022, approximately 32% and 18% of our merchandise purchases were attributable to Ashley Furniture Industries and Whirlpool, respectively. No other brand accounted for more than 10% of merchandise purchased during these periods. We do not generally enter into written contracts with our suppliers that obligate us to meet certain minimum purchasing levels. Although we expect to continue relationships with our existing suppliers, we believe there are numerous sources of products available, and we do not believe the success of our operations is dependent on any one or more of our present suppliers.

With respect to our Franchising segment, our franchise agreements with franchisees require the franchised stores to exclusively offer for rent or sale only those brands, types and models of products that Franchising has approved. The franchised stores are required to maintain an adequate mix of inventory that consists of approved products for rent as dictated by Franchising policy manuals. Franchisees can purchase product through us or directly from various approved suppliers.

Management

Our executive management team has extensive experience in the lease-to-own industry, as well as financial services and technology and has demonstrated the ability to grow and manage our business through their operational leadership and strategic vision. Our regional and district managers generally have long tenures with us, and we have a history of promoting management personnel from within. To support our strategic efforts we have hired additional key management members in recent years.

We believe our executive management team's extensive industry and company experience will allow us to effectively execute our strategies.

Marketing

We promote our products and services through television and digital radio commercials, print advertisements, store telemarketing, digital display advertisements, direct email campaigns, social networks, paid and organic search engines, website and store signage. Our advertisements emphasize such features as product and name-brand selection, the opportunity to pay as you go without relying on credit to finance a purchase and without requiring long-term contracts or obligations, convenient delivery and set-up, product repair and loaner services, lifetime reinstatement and multiple options to acquire ownership if desired by the customer, including early purchase pricing options or through a fixed number of payments. In addition, in the

Rent-A-Center Business segment, we promote the "RAC Worry-Free Guarantee®" to further highlight these aspects of the lease purchase transaction. We believe that by leveraging our advertising efforts to highlight the benefits of the lease purchase transaction, we will continue to educate our customers and potential customers about the lease-to-own alternative to credit as well as solidify our reputation as a leading provider of high-quality, branded merchandise and services.

Franchising has established national advertising funds for the franchised stores, whereby Franchising has the right to collect up to 4.5% of the monthly gross revenue from each franchisee as contributions to the fund. Franchising directs the advertising programs of the fund, generally consisting of television and radio commercials and print advertisements. Franchising also has the right to require franchisees to expend up to 3% of their monthly gross revenue on local advertising.

Industry & Competition

According to data released by the Fair Isaac Corporation on August 30, 2022, consumers in the "subprime" category (those with credit scores below 650) made up approximately 24% of the United States population. Approximately 36% of U.S. consumers have incomes below $50,000 and may lack access to traditional credit. The lease-to-own industry provides customers the opportunity to obtain merchandise they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit.

Our stores, kiosks and other lease-to-own operations compete with other national, regional and local lease-to-own businesses, including on-line only competitors, as well as with rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, we also compete with retail stores, online competitors, and non-traditional lenders. Competition is based primarily on convenience, store location, product selection and availability, customer service, and lease rates and terms.

Seasonality

Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year. Generally, our customers will more frequently exercise the early purchase option on their existing lease purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year, primarily due to the receipt of federal income tax refunds.

Trademarks

We own various trademarks and service marks that are used in connection with our operations and have been registered with the United States Patent and Trademark Office. The duration of our trademarks is unlimited, subject to periodic renewal and continued use. In addition, we have obtained trademarks and filed for trademark registrations in Mexico and certain other foreign jurisdictions. We believe we hold the necessary rights for protection of the trademarks and service marks essential to our business. The products held for rent in our stores or through our host retailer partners also bear trademarks and service marks held by their respective manufacturers.

The Franchising segment licenses the use of the Rent-A-Center® and ColorTyme® trademarks and service marks to its franchisees under its franchise agreements with such franchisees. The Franchising segment also owns various trademarks and service marks, including ColorTyme® and RimTyme®, that are used in connection with its operations and have been registered with the United States Patent and Trademark office. The duration of these marks is unlimited, subject to periodic renewal and continued use.

Human Capital Resources

As of December 31, 2022, we employed a total of 12,690 coworkers, the vast majority of which are full time employees. Our employee base is made up of 11,090 coworkers in our U.S. Operations, including Puerto Rico, 1,230 coworkers in our Mexico operations and 370 coworkers at our field support center.

We continually monitor our demand for labor and provide training and competitive compensation packages in an effort to attract and retain skilled coworkers. We believe our coworkers are one of the primary keys to successfully operating our business and achieving our strategic initiatives. Our human capital measures and objectives focus on the successful training and development of our coworkers, in addition to their safety. All of our coworkers are employed at will and are free to end their employment with us at any time.

We also focus on supporting a diverse and inclusive workforce. Our Chief Diversity Officer regularly reports to our Board of Directors. We have also implemented a program to deliver unconscious bias training to our employees and have launched and are expanding our Employee Resource Groups to promote a dialogue with our employees regarding our diversity initiatives.

Government Regulation of Lease-to-Own Transactions

State Regulation. Currently, 46 states, the District of Columbia and Puerto Rico have rental purchase statutes that recognize and regulate rental purchase transactions as separate and distinct from credit sales. We believe this existing legislation is generally favorable to us, as it defines and clarifies the various disclosures, procedures and transaction structures related to the lease-to-own business with which we must comply. With some variations in individual states, most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. Some state rental purchase laws prescribe grace periods for non-payment, prohibit or limit certain types of collection or other practices, and limit certain fees that may be charged. Eleven states limit the total rental payments that can be charged to amounts ranging from 2.0 times to 2.4 times the disclosed cash price or the retail value of the rental product. Six of those eleven states also limit the cash price of merchandise to amounts ranging from 1.56 to 2.5 times our cost for each item.

Although Minnesota has a rental purchase statute, the rental purchase transaction is also treated as a credit sale subject to consumer lending restrictions pursuant to judicial decision. Therefore, we offer our customers in Minnesota an opportunity to purchase our merchandise through an installment sale transaction in our Home Choice stores. As of December 31, 2022, we operated 19 Home Choice stores in Minnesota.

North Carolina has no rental purchase legislation. However, the retail installment sales statute in North Carolina expressly provides that lease transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute. As of December 31, 2022, we operated 86 lease-to-own stores and 35 Acima staffed locations in North Carolina.

Courts in Wisconsin and New Jersey, which do not have rental purchase statutes, have rendered decisions which classify rental purchase transactions as credit sales subject to consumer lending restrictions. Accordingly, in Wisconsin, we offer our customers an opportunity to purchase our merchandise through an installment sale transaction in our Get It Now stores. In New Jersey, we have modified our typical rental purchase agreements to provide disclosures, grace periods, and pricing that we believe comply with the retail installment sales act. As of December 31, 2022, we operated 29 Get It Now stores in Wisconsin and 39 Rent-A-Center stores in New Jersey.

In addition to state lease-to-own laws as described above, general consumer protection laws and regulations adopted by states may also impact our business. There can be no assurance as to whether changes in the enforcement of existing state laws or regulations or the enactment of new laws or regulations that may unfavorably impact the lease-to-own industry would have a material and adverse effect on us.

Federal Regulation. To date, no comprehensive federal legislation has been enacted regulating the rental purchase transaction. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") does not regulate leases with terms of 90 days or less. Because the lease-to-own transaction is for a term of week to week, or at most, month to month, and established federal law deems the term of a lease to be its minimum term regardless of extensions or renewals, if any, we believe the lease-to-own transaction is not covered by the Dodd-Frank Act. General consumer protection laws and regulations adopted at the federal level, however, may impact our business.

From time to time, we have supported legislation introduced in Congress that would regulate the rental purchase transaction. While both beneficial and adverse legislation regulating the rental purchase transaction may be introduced in Congress in the future, any adverse federal legislation, if enacted, could have a material and adverse effect on us. In addition, there can be no assurance as to whether changes in the enforcement of existing federal consumer protection laws or regulations or the enactment of new laws or regulations that may unfavorably impact the lease-to-own industry would have a material and adverse effect on us.

Mexico

No comprehensive legislation regulating the lease-to-own transaction has been enacted in Mexico. We use substantially the same rental purchase transaction in Mexico as in the U.S. stores, but with such additional provisions as we believe may be necessary to comply with Mexico's specific laws and customs.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K, proxy statements and other information with the SEC. The public may obtain copies of these reports and any amendments at the SEC's Internet site, www.sec.gov. Additionally, we make available free of charge on or through our website our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also provide electronic or paper copies of our filings free of charge upon request. In addition, our

Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all members of our Board of Directors, as well as all of our employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and controller. The Code of Business Conduct and Ethics forms the foundation of a compliance program we established as part of our commitment to responsible business practices that includes policies, training, monitoring and other components covering a wide variety of specific areas applicable to our business activities and employee conduct. A copy of the Code of Business Conduct and Ethics is published on our website at https://investor.rentacenter.com/corporate-governance/governance-documents. We intend to make all required disclosures concerning any amendments to, or waivers from, this Code of Business Conduct and Ethics on our website.

Item 1A. *Risk Factors.*

Investing in Upbound Group, Inc. involves a high degree of risk, and you should carefully consider the risks described in this section and the other information included in this Annual Report on Form 10-K, including our Consolidated Financial Statements and related notes, before making an investment decision. Please note that the headings reflected below are provided solely for convenience of the reader and do not indicate that a given risk applies only to the heading under which it is located. The risks described in this section include, but are not limited to, those highlighted in the following list:

Risks Relating to Economic Conditions

- *We are subject to the risk of pandemics and other threats to public health, such as the novel coronavirus (COVID-19) global pandemic, which could have an adverse effect on our business, financial condition and results of operations and lead to lasting changes in consumer behavior.*
- *The success of our business is dependent on factors affecting consumer spending and payment behaviors that are not under our control.*

Risks Relating to Our Vendors, Suppliers and Products

- *Disruptions in our supply chain and other factors affecting the distribution of our merchandise could materially and adversely affect our business.*
- *We rely on the receipt of information from third party data vendors, and inaccuracies in or delay in receiving such information, or the termination of our relationships with such vendors, could have a material adverse effect on our business, operating results and financial condition.*
- *We must successfully manage our inventory to reflect customer demand and anticipate changing consumer preferences and leasing trends or our revenue and profitability will be materially and adversely affected.*
- *Allegations of or actual product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.*

Risks Relating to Our Strategy and Operations

- *If we are unable to successfully appeal to and engage with our target consumers, our business and financial performance may be materially and adversely affected.*
- *We must maintain brands that are recognized and trusted by consumers.*
- *Our proprietary algorithms and customer lease decisioning tools used to approve customers are subject to unexpected changes in behavior caused by macroeconomic conditions which could cause these tools to no longer be indicative of our customers' ability to perform under their lease agreements with us.*
- *Failure to effectively manage our costs could have a material adverse effect on our profitability.*
- *We face risks in our Acima retail partner business and virtual locations that differ in some potentially significant respects from the risks of the traditional lease-to-own business conducted in Rent-A-Center Business store locations. These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations.*
- *Our strategy to grow the retail partner business depends on our ability to develop and offer robust virtual lease-to-own technology, including algorithmic decisioning programs and waterfall integrations.*
- *Our operations are dependent on effective information management systems. Failure of our systems or those of our host retailers could negatively impact our business, financial condition and results of operations.*
- *If we fail to protect the integrity and security of customer, employee and host retailer information, or if our host retailers fail to protect the integrity and security of customer information, we could incur significant liability and damage our reputation, and our business could be materially and adversely affected.*
- *The industries in which we operate are highly competitive, which could impede our ability to maintain sales volumes and pricing and have a material adverse effect on our operating results.*
- *If we are unable to attract, train and retain managerial personnel and hourly associates in our stores and staffed Acima locations, our reputation, sales and operating results may be materially and adversely affected.*
- *The risks associated with climate change and other environmental impacts and increased focus by stakeholders on environmental issues, including those associated with climate change, could adversely affect our business, financial condition and operating results.*

Risks Relating to Legal and Compliance Matters

- *We may be subject to legal or regulatory proceedings from time to time that result in damages, penalties or other material monetary obligations or material restrictions on our business operations, and our use of arbitration agreements may not allow us to avoid costly litigation.*

- *The outcome of the Consumer Financial Protection Bureau's ("CFPB") investigation into certain of Acima's business practices is uncertain and may materially and adversely affect our business.*

- *Federal and state regulatory authorities are increasingly focused on the lease-to-own industry, and any negative change in these laws or regulations or the passage of unfavorable new laws or regulations or the manner in which any of these are enforced or interpreted could expose us to significant additional costs or compliance-related burdens and could require us to alter our business practices in a manner that may be materially adverse to us.*

- *Our lease-to-own transactions are regulated by and subject to the requirements of federal and state laws and regulations that vary by jurisdiction, which require significant compliance costs and expose us to regulatory action or other litigation.*

- *Laws and regulations regarding information security and data collection, use and privacy are increasingly rigorous and subject to change, which may cause us to incur significant compliance costs.*

- *Our reputation, ability to do business and operating results may be impaired by improper conduct by any of our employees, agents or business partners, including retail partners.*

- *Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by consumers and/or our retail partners, demand for our goods and the transactions we offer could decrease and our business could be materially and adversely affected.*

- *We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage, a diversion of resources and a material adverse effect on our business and results of operations.*

Risks Relating to Our Indebtedness and Other Financial Matters

- *We have significant indebtedness, and the level of our indebtedness could materially and adversely affect us.*

- *The amount of borrowings permitted under the ABL Credit Facility is limited to the value of certain of our assets, and Upbound Group, Inc. relies in part on available borrowings under the ABL Credit Facility for cash to operate its business, which subjects it to market and counterparty risk, some of which is beyond Upbound Group, Inc.'s control.*

- *Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.*

- *Our organizational documents and our current or future debt instruments contain or may contain provisions that may prevent or deter another group from paying a premium over the market price to Upbound Group, Inc.'s stockholders to acquire its stock.*

- *If our goodwill or intangible assets became impaired, we may be required to record a significant charge to earnings.*

Risks Relating to the Merger

- *We may be unable to realize the anticipated benefits of the Merger, including synergies, which could have a material adverse effect on our business, financial condition and results of operations.*

The risks described in this section are not the only risks that could materially and adversely affect our business; other risks currently believed to be immaterial or additional risks not currently known to us could also materially and adversely affect our business, financial condition or results of operations. Furthermore, the COVID-19 pandemic (including federal, state and local governmental responses, broad economic impacts and market disruptions) has heightened certain risks discussed below. If any of the events or circumstances described in this section actually occur, our business, operating results, financial condition, cash flows, and prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment.

Risks Relating to Economic Conditions

We are subject to the risk of pandemics and other threats to public health, which could have an adverse effect on our business, financial condition and results of operations and lead to lasting changes in consumer behavior.

We are subject to the risk of pandemics and other threats to public health, and the reactions of governmental authorities to those emergencies. The lease-to-own industry can benefit during recessionary economic cycles or credit-constrained environments because it provides credit constrained customers with a viable option to obtain merchandise they may not otherwise be able to obtain through other retailers offering traditional financing options. However, there are no assurances that the continuing or future pandemics will not lead to future government actions negatively impacting our business. In addition, pandemics could lead to lasting changes in consumer behavior detrimental to our business.

The success of our business is dependent on factors affecting consumer spending and payment behaviors that are not under our control.

Consumer spending and payment behaviors are affected by general economic conditions and other factors including levels of employment, disposable consumer income, prevailing interest rates, consumer debt and availability of credit, cost of fuel, food and housing, inflation, recession and fears of recession, war (including the current conflict in Ukraine) and fears of war, terrorist activities, pandemics, inclement weather, tariff policies, tax rates and rate increases, timing of receipt of tax refunds, consumer confidence in future economic conditions and political conditions and consumer perceptions of personal well-being and security. Unfavorable general economic changes, due to any one or more of these or other factors, including those experienced in 2022 following the COVID-19 pandemic, could reduce demand for our products and services resulting in lower revenue or negatively impact consumer payment behavior resulting in higher than expected losses and negatively impacting the business and its financial results. For example, since the latter part of 2021, we have experienced negative trends in customer behavior following the expiration of the government's fiscal and monetary stimulus and relief programs, and significant rise in the US consumer price index, resulting in lower payment and higher loss activity; as well as certain other negative trends in our business that we believe to be associated with macro-economic conditions resulting from COVID-19, including a condensed labor market, wage inflation, and global supply chain issues resulting in reduced product availability and rising product costs. At this time, we are unable to predict the full extent to which consumer spending behavior, or other macro-economic trends associated with the pandemic, may adversely impact our business in future periods.

Risks Relating to Our Vendors, Suppliers and Products

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could materially and adversely affect our business.

Disruptions in our supply chain can and have resulted in our inability to meet our customers' expectations, higher costs, an inability to stock our stores, or longer lead time associated with distributing merchandise. Disruptions within our supply chain network also result in decreased net sales, increased costs and reduced profits. For example, as a result of the impacts of COVID-19 on U.S. and global supply chains and manufacturing operations, we experienced some delays on our timing or ability to obtain desired merchandise for our business. The impacts of COVID-19 also affected supply chains of some of Acima's host retailers, which led to certain products desired by customers not being available at all or in a timely manner and thereby adversely impacted Acima's results.

Our arrangements with our suppliers and vendors may be materially and adversely affected by changes in our financial results or financial position or changes in consumer demand, which could materially and adversely affect our business.

Substantially all of our merchandise suppliers and vendors sell to us on open account purchase terms. There is a risk that our key suppliers and vendors could respond to any actual or apparent decrease in, or any concern with, our financial results or liquidity by requiring or conditioning their sale of merchandise to us on more stringent or more costly payment terms, such as by requiring standby letters of credit, earlier or advance payment of invoices, payment upon delivery or other assurances or credit support or by choosing not to sell merchandise to us on a timely basis or at all. In addition, if demand for our products and services declines, the volume of merchandise we purchase from third-party suppliers may decrease, which could result in smaller discounts from our vendors or the elimination of such discounts by our vendors. Our arrangements with our suppliers and vendors may also be impacted by media reports regarding our financial position or other factors relating to our business. Our need for additional liquidity could materially increase and our supply of inventory could be materially disrupted if any of our key suppliers or vendors, or a significant portion of our other suppliers or vendors, takes one or more of the actions described above, which could result in increased costs of operation and decreased net sales, customer satisfaction and profits.

We rely on the receipt of information from third-party data vendors, and inaccuracies in or delay in receiving such information, or the termination of our relationships with such vendors, could have a material adverse effect on our business, operating results and financial condition.

We are heavily dependent on data provided by third-party providers. Our lease-to-own business employs a proprietary decisioning algorithm that determines whether or not an application for a lease submitted by a customer will be approved for a lease and the potential amount of the lease. This algorithm depends extensively upon continued access to, and timely receipt of, reliable data from external sources, such as third-party data vendors. Our data providers could stop providing data, provide untimely, incorrect or incomplete data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data-security breach, regulatory concerns or for competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our business would be negatively impacted, which would materially and adversely affect our operating results and financial condition. We cannot provide assurance that we will be successful in maintaining our relationships with these external data-source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

We must successfully manage our inventory to reflect customer demand and anticipate changing consumer preferences and leasing trends or our revenue and profitability will be materially and adversely affected.

The success of our Rent-A-Center Business depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot always accurately predict consumer preferences, and they may change over time. We must order certain types of merchandise, such as consumer electronics, well in advance of seasonal increases in customer demand for those products. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing consumer trends and price shifting and to maintain an optimal selection of merchandise available for lease at all times. If we misjudge either the market for our merchandise, our customers' product preferences or our customers' leasing habits, our revenue may decline significantly, and we may not have sufficient quantities of merchandise to satisfy customer demand, or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, our level of profitability and success in our Rent-A-Center Business depends on our ability to successfully re-lease our inventory of merchandise that is returned by customers of our Rent-A-Center Business or Acima, due to their lease agreements expiring, or otherwise.

Allegations of or actual product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.

The products we lease and sell in our Rent-A-Center Business and Acima business are subject to regulation by the U.S. Consumer Product Safety Commission and similar state regulatory authorities and expose us to potential product liability claims, recalls or other regulatory or enforcement actions initiated by regulatory authorities or through private causes of action. Such claims, recalls or actions could be based on allegations that, among other things, the products sold by us contain contaminants or impermissible materials, provide inadequate instructions regarding their use or misuse or include inadequate warnings, such as those concerning the materials or their flammability. We do not control the production process of the products we sell and lease and may be unable to identify a defect or deficiency in a product purchased from a manufacturer before offering it for sale or lease to our customers. Product safety or quality concerns may require us to voluntarily remove selected products from our physical locations or from our customers' homes or cease offering those products online. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, each of which could have a material adverse effect on our financial condition. In addition, in the event of such a product quality or safety issue, our customers who have leased the defective merchandise from us could terminate their lease agreements for that merchandise and/or not renew those lease arrangements, which could have a material adverse effect on our financial condition if we are unable to recover those losses from the vendor who supplied us with the relevant merchandise. In addition, new federal or state legislation, including new product safety and hazardous material laws and regulations, may negatively impact our operations, increase our cost of doing business and adversely affect our operating performance.

Risks Relating to Our Strategy and Operations

Our success depends on the effective implementation and continued execution of our strategies.

We are focused on our mission to provide cash- and credit-constrained consumers with affordable and flexible access to durable goods that promote a higher quality of living. In recent years, we accelerated our virtual growth strategy through the acquisition of Merchants Preferred, launch of our Preferred Lease offering, and acquisition of Acima Holdings, with a focus towards executing on large market opportunities through national and regional retail partners. We intend to capitalize on key differentiators in our virtual offerings, as well as grow our business through expansion in our product verticals, e-commerce platform and other digital enhancements, improving the customer and retail partner experience and providing consumers with greater opportunities to shop how, when and where they want with the flexibility of our lease-to-own solutions. Our Rent-A-Center Business employs its own growth strategies and seeks to adapt to changing consumer preferences and shopping behaviors while managing its cost structure.

Growth of our business, including through the launch of new product offerings and our intended significant expansion into virtual lease-to-own offerings, requires us to invest in or expand our information and technology capabilities, engage and retain experienced management, invest in our stores and otherwise incur additional costs. Our inability to address these concerns or otherwise to achieve targeted results associated with our initiatives could materially and adversely affect our results of operations, or negatively impact our ability to successfully execute future strategies, which may result in a material adverse effect on our business and financial results.

If we are unable to successfully appeal to and engage with our target consumers, our business and financial performance may be materially and adversely affected.

We operate in the consumer retail industry through brick-and-mortar stores and digitally. As such, our success depends, among other things, on our ability to identify and successfully market products and services through various channels that appeal to our current and future target customer segments, to align our offerings with consumer preferences and to maintain favorable perceptions of our brands by our target consumers. If we are unable to successfully appeal to and engage with our target consumers, our business and financial performance may be materially and adversely affected.

We must maintain brands that are recognized and trusted by consumers.

Our brands could be adversely affected by situations that reflect negatively on us, whether due to our business practices, adverse financial developments, a data breach, perceptions of our corporate governance or how we address environmental or social responsibility initiatives, the conduct of our officers, directors, or employees, the actions of a significant partner or other businesses with which we do business, or other causes. The negative impacts of these or other events may be aggravated as consumers and other stakeholders increase or change their expectations regarding the conduct of public companies, sustainability efforts, and corporate responsibility. These impacts may be further complicated such that perceptions are formed through rapid and broad interactions using modern communication and social media tools over which we have no control. Any such event could decrease demand for our products, reduce our ability to recruit and retain employees, and lead to greater regulatory scrutiny of our businesses.

Our proprietary algorithms and customer lease decisioning tools used to approve customers are subject to unexpected changes in behavior caused by macroeconomic conditions which could cause these tools to no longer be indicative of our customers' ability to perform under their lease agreements with us.

We believe our proprietary customer lease decisioning process to be a key to the success of our business for both Acima and our Rent-A-Center Business. As a result of the shift in operations driven by the COVID-19 pandemic, we accelerated the rollout of centralized lease decisioning processes in our company-operated Rent-A-Center Business stores. We assume behavior and attributes observed for prior customers, among other factors, are indicative of performance by future customers. Unexpected changes in behavior caused by macroeconomic conditions, including, for example, impacts to the U.S. economy related to the COVID-19 pandemic and changes in consumer behavior relating thereto as well as the current challenging macroeconomic conditions, could lead to increased incidence and costs related to lease merchandise write-offs. For example, we experienced higher losses in the fourth quarter of 2021 and during 2022 due to the impacts of changing consumer payment behaviors following the expiration of governmental stimulus programs. Due to the nature and novelty of the crisis and the governmental and other reactions to the crisis, our decisioning process will likely require frequent adjustments and the application of greater management judgment in the interpretation and adjustment of the results produced by our decisioning tools and we may be unable to accurately predict and respond to the impact of a prolonged economic downturn or changes to consumer behaviors, which in turn may limit our ability to manage risk, avoid lease merchandise write-offs and could result in our accounts receivable allowance being insufficient. Even after the effect of the current macroeconomic conditions subside, unexpected changes in behavior caused by macroeconomic conditions such as the U.S. economy experiencing a recession and job losses related thereto, increases in interest rates, inflationary pressures, reduced availability or elimination of government stimulus, resumption of eviction proceedings, resumption of student loan payments, changes in consumer preferences, availability of alternative products or other factors, could lead to increased incidence and costs related to lease merchandise write-offs.

We may take advantage of merger and acquisition opportunities from time to time with the intent of advancing our key initiatives, but such activities may not prove successful and may subject us to additional risks.

From time to time, we may take advantage of merger and acquisition opportunities intended to advance our key strategic initiatives. Such merger and acquisition opportunities may involve numerous risks, including the following:

- difficulties in integrating the operations, systems, technologies, products and personnel of the acquired businesses;
- difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets may have stronger market positions;
- application of regulatory regimes that have not previously applied to, and may significantly impact, our business;
- diversion of management's attention from normal daily operations of the business and the challenges of managing larger and more widespread operations;
- the potential loss of key employees, vendors and other business partners of the businesses we acquire;
- the incurrence of debt, contingent liabilities and amortization expenses and write-offs of goodwill in connection with such activities that could harm our financial condition; and
- dilutive issuances of common stock or other equity securities.

Mergers and acquisitions are inherently risky and subject to many factors outside of our control. We cannot assure you that our previous or future acquisitions will be successful and will not materially and adversely affect our business, operating results or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

Although we believe our Acima segment will be a higher growth business over the long term, we remain highly dependent on the financial performance of our Rent-A-Center Business segment.

Our financial performance has historically been highly dependent on our Rent-A-Center Business segment. Although the Rent-A-Center Business revenues now comprise less than 50% of our consolidated net revenues following the acquisition of Acima Holdings, the Rent-A-Center Business segment remains important to our consolidated results. Any significant decrease in the financial performance of the Rent-A-Center Business segment may have a material adverse effect on our ability to implement our growth strategies. Rent-A-Center Business revenues for the year-ended December 31, 2022 were approximately 46% of our consolidated revenues.

Failure to effectively manage our costs could have a material adverse effect on our profitability.

Consumer spending remains uncertain and our continued profitability is largely dependent on our ability to effectively manage our cost structure, certain elements of which are largely fixed in nature. We have experienced, and may experience in the future, increases in the costs of purchasing certain merchandise from suppliers or retail partners as a result of various factors, including supply/demand trends, tariffs and other government regulations, increases in the prices of certain commodities, increases in shipping costs and general economic conditions. We have experienced and may experience in the future increases in labor costs as a result of wage inflation for employees in many regions or increased competition for employees as unemployment rates decline. We have limited or no control over many of these inflationary forces. In addition, due to the competitive environment in our industry and increasing price transparency, we may not be able to recover all or even a portion of such cost increases by increasing our merchandise prices, fees, or otherwise. Even if we are able to increase merchandise prices or fees, those cost increases to our customers could result in reduced demand for our products and services. As a result, the failure to manage our overall cost of operations, labor and benefit rates, advertising and marketing expenses, operating leases, charge-offs due to customer-stolen merchandise, other store expenses or indirect spending could materially and adversely affect our profitability.

We face risks in our Acima retail partner business and virtual locations that differ in some potentially significant respects from the risks of the traditional lease-to-own business conducted in Rent-A-Center Business store locations. These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations.

Our Acima segment offers the lease-to-own transaction through the stores or websites of third-party retailers and, therefore, faces risks different from those that have historically been associated with our traditional lease-to-own business conducted in our Rent-A-Center Business store locations. These potential risks include, among others:

- reliance on the ability of unaffiliated third-party retailers to attract customers and to maintain quality and consistency in their operations and their ability to continue to provide eligible durable goods desired by customers;

- establishing and maintaining relationships with unaffiliated third-party retailers;

- reliance on unaffiliated third-party retailers for many important business functions, from advertising through assistance with lease transaction applications, including, for example, adhering to Acima's merchant policies and procedures, properly explaining the nature of the lease-to-own transaction to potential customers, properly handling customer inquiries made directly to the retail partner and properly explaining that the transaction is with Acima and not with the third-party retailer;

- increased regulatory focus on the virtual lease-to-own transaction and/or the potential that regulators adopt new regulations or legislation (or existing laws and regulations may be interpreted in a manner) that negatively impact Acima's ability to offer virtual lease-to-own programs or certain products or services through third-party retail partners, and/or that regulators may attempt to force the application of laws and regulations on Acima's virtual lease-to-own business or certain products or services in inconsistent and unpredictable ways that could increase the compliance-related costs incurred by us, restrict certain business activities and negatively impact our financial and operational performance;

- reliance on automatic bank account drafts for lease payments, which may become disfavored as a payment method for these transactions by regulators and/or providers, or may otherwise become unavailable;

- more product diversity within Acima's merchandise inventory relative to our traditional store-based lease-to-own business, which can complicate matters such as merchandise repair and disposition of merchandise that is returned and which exposes us to risks associated with products with which we have limited experience;

- lower barriers to entry and start-up capital costs to launch a competitor due to the reliance of Acima and its competitors on the store locations and inventories of third-party retailers, and online connections with retailers, rather than incurring the cost to obtain and maintain brick and mortar locations and in-store or in-warehouse inventories;

- indemnification obligations to Acima's retail partners and their service providers for losses stemming from Acima's failure to perform with respect to its products and services, to comply with applicable laws or regulations or to take steps to protect its retail partner's and their customers' data and information from being accessed or stolen by unauthorized third parties, including through cyber-attacks;

- increased risk of consumer fraud with respect to Acima's virtual lease-to-own business and e-commerce business as compared to the traditional store-based Rent-A-Center Business;

- increased risk of merchant fraud due to the planned growth in retail partners and other merchants from which customers can select products to lease from Acima;

- reduced gross margins compared to the Rent-A-Center Business because Acima purchases merchandise it leases to customers at retail, rather than wholesale, prices;

- operational, financial, regulatory or other risks associated with the development and implementation of new digital technologies that are intended to enhance the customer and retail partner experience and to differentiate Acima from competing consumer offerings, including Acima direct to consumer offerings; and

- the ability of Acima to adequately protect its proprietary technologies or to address any claims of infringement by third parties.

These risks could have a material adverse effect on Acima, which could negatively impact our ability to grow the Acima segment and result in a material adverse effect on our results of operations. In addition, these risks have become more significant as a result of the Merger due to the size of the Acima segment as a percentage of our overall company.

Our strategy to grow the retail partner business depends on our ability to develop and offer robust virtual lease-to-own technology, including algorithmic decisioning programs and waterfall integrations.

Although our retail partner business began as a staffed model, our strategy to grow the retail partner business depends on significantly expanding our unstaffed or virtual lease-to-own solution. The acquisitions of Merchants Preferred and Acima Holdings in recent years, including scalable technology offering, robust decision engine, enhanced infrastructure and experienced management team members accelerated the development of our virtual lease-to-own offering. In 2021 and 2022, we have further executed on our virtual growth strategy through, among other things, continued investments in Acima's proprietary offerings, technologies and organizational enhancements. We may not realize the intended benefits from these investments and initiatives. If we are unable to maintain and continuously improve our technologies and decisioning methodologies, our business and financial results may be materially and adversely affected.

If we are unable to compete effectively with the growing e-commerce sector, our business and results of operations may be materially and adversely affected.

Competition from the e-commerce sector continues to grow and has been accelerated by trends that developed as a result of social restrictions implemented due to COVID-19. To compete in this e-commerce sector, we must be able to innovate and develop technologies and digital solutions that appeal to our customer. We have launched virtual capabilities within our Acima and Rent-A-Center Business segments. There can be no assurance we will be successful in developing the technologies and digital solutions necessary to grow our e-commerce business in a profitable manner. Certain of our competitors, and a number of e-commerce retailers, have established e-commerce operations against which we compete for customers. It is possible that the increasing competition from the e-commerce sector may reduce or prevent us from growing our market share, gross and operating margins, and may materially and adversely affect our business and results of operations in other ways.

Our operations are dependent on effective information management systems. Failure of our systems or those of our host retailers could negatively impact our business, financial condition and results of operations.

We utilize integrated information management systems. The efficient operation of our business is dependent on these systems to effectively manage our financial and operational data. The failure of our information management systems to perform as designed due to "bugs," crashes, computer viruses, security breaches, cyberattacks, phishing attacks, internet failures and outages, operator error, or catastrophic events, and any associated loss of data or interruption of such information management systems for a significant period of time could disrupt our business. If the information management systems sustain repeated failures, we may not be able to manage our store operations, which could have a material adverse effect on our business, financial condition and results of operations. We continuously need to improve and upgrade our systems and technology while maintaining their reliability and integrity. We invest in new information management technology and systems and implement modifications and upgrades to existing systems. These investments include replacing legacy systems, making changes to existing systems, building redundancies, and acquiring new systems and hardware with updated functionality. We take actions and implement procedures designed to ensure the successful implementation of these investments, including the testing of new systems and the transfer of existing data. These efforts may take longer and may require greater financial and other resources than anticipated, may cause distraction of key personnel, may cause disruptions to our existing systems and our business, and may not provide the anticipated benefits. A disruption in our information management systems, or our inability to improve, upgrade, integrate or expand our systems to meet our evolving business requirements, could impair our ability to achieve critical strategic initiatives and could materially and adversely affect our business, financial condition and results of operations. Similar risks associated with Acima host retailer information management systems, which we do not control, may also materially and adversely affect our business, financial condition and results of operations.

If we fail to protect the integrity and security of customer, employee and host retailer information, or if our host retailers fail to protect the integrity and security of customer information, we could incur significant liability and damage our reputation, and our business could be materially and adversely affected.

In the ordinary course of business, we collect, store and process certain personal information provided to us by our customers, including social security numbers, dates of birth, banking information, credit and debit card information and data we receive from consumer reporting companies, including credit report information, as well as certain confidential information about our retail partners and employees, among others. Much of this data constitutes confidential personally identifiable information ("PII") which, if unlawfully accessed, either through a "hacking" attack or otherwise, could subject us to significant liability as further discussed below.

To our knowledge, we have not suffered a significant security breach during 2022 through February 24, 2023, the date of our annual report filed on Form 10-K. However, despite instituted safeguards for the protection of such information, our systems are subject to significant risk of compromise from increasingly aggressive and sophisticated cyberattacks, including hacking, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), denial-of-service attacks and other attacks and similar disruptions from the unauthorized use of or access to information technology systems. Our IT systems are subject to constant attempts to gain unauthorized access in order to disrupt our business operations and capture, misappropriate, destroy or manipulate various types of information that we rely on, including confidential PII or other confidential information. In addition, one of our employees, contractors or other third parties with whom we do business may attempt to circumvent our security measures in order to obtain such information, or if a third party we are engaged with suffers a breach, we could potentially also suffer from the loss of such information. Loss or misuse of customer, employee or retail partner information could disrupt our operations, damage our reputation, and expose us to claims from customers, employees, retail partners, regulators and other persons, any of which could have a material adverse effect on our business, financial condition and results of operations. Successful data breaches or other cybersecurity incidents at other companies, whether or not we are involved, could lead to a general loss of customer confidence that could similarly negatively affect us, including harming the market perception of the effectiveness of our security measures or financial technology in general. Further, if any such compromise, breach or misuse is not detected quickly, the effect could be compounded. In addition, the costs associated with information security, such as increased investment in technology, the costs of compliance with privacy laws and industry standards, fines, penalties, or liability, and costs incurred to prevent or remediate information security breaches, could materially and adversely affect our business. In addition, we rely on the secure operation of our website and other third-party systems generally to assist us in the collection and transmission of the sensitive data we collect. Similar risks associated with Acima host retailers' failure to protect the integrity and security of customer information, which we do not control, may also materially and adversely affect our business, financial condition and results of operations.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. Additionally, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify, on an annual basis, that our internal control over financial reporting is effective. We are also required to, among other things, establish and periodically evaluate procedures with respect to our disclosure controls and procedures.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our ability to raise capital, and may also expose us to potential claims and losses. Additionally, any such failure could subject us to increased regulatory scrutiny, which could also have a material adverse effect on our business and our stock price.

The industries in which we operate are highly competitive, which could impede our ability to maintain sales volumes and pricing and have a material adverse effect on our operating results.

Certain categories of products we lease and sell from time to time, including furniture, appliances and electronics such as televisions, computers and smartphones, are the subject of intense competition from a number of types of competitors, including national, regional and local operators of lease-to-own stores, virtual lease-to-own companies, traditional and online providers of used goods and merchandise, traditional, "big-box" and e-commerce retailers, Fintech firms and others. These competitors may have significantly greater financial and operating resources, greater name recognition in certain markets, and offer a larger selection of products at more competitive prices than our Rent-A-Center Business and Acima segment. Competitors with greater financial resources may be able to grow faster than us, including through acquisitions. Our competitors may also employ aggressive marketing strategies involving frequent sales and discounts, including the use of certain products as "loss leaders" to increase customer traffic. Engaging in these pricing strategies could cause a material reduction in our sales revenue and gross margins. Alternatively, we may be unable to or elect not to engage in these pricing strategies, which could decrease our sales volumes. The expansion of digital retail has increased the number and variety of retailers with which we compete, and certain online retailers may have greater brand recognition, social media following and engagement and sophisticated websites than does Upbound Group, Inc. The increasing competition from all of these sources may also reduce the market share held by our Rent-A-Center Business and Acima segments.

The lease-to-own industry faces competition from the retailers and lease-to-own companies mentioned above, including many retailers who offer layaway programs, various types of consumer finance companies, including Buy Now Pay Later, installment, payday and title loan companies, that may enable our customers to shop at traditional or online retailers, as well as rental stores that do not offer their customers a purchase option. Some of these competitors may be willing to offer products and services on an unprofitable basis in an effort to gain market share or be willing to lease certain types of products that we are not willing to or are unable to lease. Additionally, these competitors may be willing to enter into customer leases where services, rather than goods, comprise the significant portion of the lease value, or be willing to engage in other practices related to pricing, compliance, and other areas in which we are not willing to or cannot engage.

Our Acima business relies heavily on relationships with retail partners. An increase in competition, which we continue to face, could cause our retail partners to no longer offer the Acima product in favor of those of our competitors, or to offer the Acima product and the products of our competitors simultaneously at the same store locations, which could slow growth in the Acima business and limit or reduce profitability. Furthermore, Acima's virtual lease to own competitors may deploy different business models, such as direct-to-consumer strategies, that forego reliance on retail partner relationships that may prove to be more successful.

We may be unable to retain key employees.

The success of Upbound Group, Inc. depends in part upon its ability to retain its executive leadership, management team and other key employees. Key personnel may depart because of a variety of reasons. The loss of these individuals without adequate replacement could materially and adversely affect our ability to sustain and grow our business. The inability to attract and retain qualified individuals, or a significant increase in the costs to do so, would materially and adversely affect our operations.

If we are unable to attract, train and retain managerial personnel and hourly associates in our stores and staffed Acima locations, our reputation, sales and operating results may be materially and adversely affected.

Our workforce is comprised primarily of employees who work on an hourly basis. We rely on our sales associates in our store locations and staffed Acima locations to provide customers with an enjoyable and informative shopping experience and to help ensure the efficient processing and delivery of products. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of hourly associates, while at the same time controlling labor costs. We compete with other retail businesses as well as restaurants for many candidates for employment at our store locations and staffed Acima locations. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. Our ability to control labor costs is also subject to numerous external factors and compliance with regulatory structures, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, governmental regulatory bodies such as the Equal Employment Opportunity Commission and the National Labor Relations Board, prevailing wage rates and wage and hour laws, minimum wage laws, the impact of legislation governing labor and employee relations or benefits, such as the Affordable Care Act, health insurance costs and our ability to maintain good relations with our employees. If we are unable to attract and retain quality employees at reasonable cost, or fail to comply with the regulations and laws impacting personnel, it could have a material adverse effect on our business, financial condition and results of operations.

Acts of nature and pandemic, whether due to climate change or otherwise, can disrupt our operations and those of our retail partners.

Our store operations, as well as those of our retail partners at Acima, are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, earthquakes and tornadoes, which have in the past caused damage such as flooding and other damage to our stores and those of our retail partners in specific geographic locations, including in Mexico, Puerto Rico, Florida, Louisiana and Texas, and may, depending upon the location and severity of such events, materially and unfavorably impact our business continuity. We cannot guarantee that the amount of any hurricane, windstorm, earthquake, flood, business interruption or other casualty insurance we may maintain from time to time would cover any or all damages caused by any such event.

The COVID-19 pandemic and the measures taken in response to it prevented us from continuing our operations in the ordinary course, which had an immediate adverse effect on our business as we experienced operational restrictions, delays on our timing or ability to obtain desired merchandise and increased costs. To the extent that similar measures are implemented in the future in response to the COVID-19 pandemic or other public heath or safety crises, our business and results of operations may be adversely affected.

The risks associated with climate change and other environmental impacts and increased focus by stakeholders on environmental issues, including those associated with climate change, could adversely affect our business, financial condition and operating results.

Climatologists predict the long-term effects of climate change and global warming will result in the increased frequency, intensity, unpredictability and duration of weather events, which could significantly disrupt supply chains, potentially impacting our vendors' costs and the production of products leased at our stores. These weather events could also lead to an increased rate of temporary store closures and reduced customer traffic at our stores and impact the availability and costs of products, commodities and energy, which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require.

In addition, concern over climate change may result in new or increased regional, federal or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. These requirements may lead to an increase in tax, transportation, and utility expenses.

Lastly, there is increased focus, including by governmental and non-governmental organizations, investors, customers and consumers on these and other environmental sustainability matters, including deforestation, land use, climate impact and recyclability or recoverability of packaging, including plastic. Our reputation could be damaged if we or others in our industry do not act, or are perceived not to act, responsibly with respect to our impact on the environment. In addition, our host retailers in our Acima segment may face similar risks, which could adversely impact the performance of our Acima results.

The success of our Franchising segment is dependent on the ability and success of our third party franchisees, over which we have limited control.

The franchisees of our Franchising segment are independent third party businesses that are contractually obligated to operate in accordance with the operational and other standards set forth in their respective franchise agreements. Although we evaluate potential franchisee candidates before entering into a franchisor-franchisee relationship with them, we cannot be certain that management of a given candidate will have the business acumen or financial resources necessary to operate successful franchises in their approved territories. Because franchisees are independent businesses and not employees, we are not able to control them to the same extent as our Rent-A-Center Business stores, and the ultimate success and quality of a franchise ultimately rests with the franchisee. Certain state franchise laws may also limit our ability to terminate, not renew or modify our franchise agreements. Our franchisees may fail in key areas, or experience significant business or financial difficulties, which could slow our growth, reduce our franchise fees, royalties and revenue, damage our reputation, expose us to regulatory enforcement actions or private litigation and/or cause us to incur additional costs. If we fail to adequately mitigate any such future losses, our business and financial condition could be materially and adversely affected.

Our businesses are typically subject to seasonality, which causes our revenues and operating cash flows to fluctuate and may adversely affect our ability to borrow on our credit facilities, service our debt obligations and fund our operations.

Our business typically experiences moderate seasonality with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter, due to customers' receipt of federal tax refunds, followed by reduced demand in the second and third quarters of each fiscal year. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our annual financial results, our ability to borrow on our credit facilities, and our ability to service our debt obligations or fund our operations could be adversely affected.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. We may elect to accept higher deductibles or reduce the amount of coverage to reduce exposure. Because we self-insure a significant portion of expected losses under our workers' compensation, general liability, vehicle and group health insurance programs, unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including potential increases in medical and indemnity costs, could result in materially different amounts of expense than expected under these programs. This could have a material adverse effect on our financial condition and results of operations.

If we were not able to send or accept electronic payments, our business and financial results could be adversely affected.

We rely on access to various financial networks to process payments received from our customers. These include credit card and debit card networks and the Automated Clearing House (ACH) network. Our ability to participate in these networks depends on our compliance with applicable laws and regulations and with the complex rules of each network and any related industry supervisory groups. If we fail to comply with legal requirements or rules and best practices established by a network or industry group, including those related to data security, we could be assessed significant monetary fines and other penalties, including, in certain cases, the termination of our right to use the applicable network or system. Such fines and penalties, and any disruption in or termination of our ability to process customer payments electronically, could materially adversely affect our business and our brand.

Risks Relating to Legal and Compliance Matters

We may be subject to legal or regulatory proceedings from time to time that result in damages, penalties or other material monetary obligations or material restrictions on our business operations, and our use of arbitration agreements may not allow us to avoid costly litigation.

In addition to laws and regulations regarding our lease-to-own transactions, we are subject to consumer protection and data privacy laws and other laws and regulations. As we execute on our strategic plans, we may continue to expand into complementary businesses that engage in financial, banking or lending services, or lease-to-own or rent-to-rent transactions involving products that we do not currently offer our customers, all of which may be subject to a variety of additional statutory and regulatory requirements not presently applicable to our operations. We have defended against, continue to defend against, and may in the future defend against, legal and regulatory proceedings from time to time, including class action lawsuits and regulatory enforcement proceedings alleging various regulatory violations. We have incurred and may in the future incur significant damages, fines, penalties, obligations to post bonds pending appeal or legal fees or expenses in connection with such legal and regulatory proceedings or may pay significant amounts to settle legal or regulatory proceedings, which could materially and adversely affect our liquidity and capital resources. The failure to pay any material judgment would constitute a default under the ABL Credit Facility, the Term Loan Facility and the Notes (as defined in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation"). In addition, we may become subject to significant restrictions on or changes to our business practices, operations or methods, including pricing or similar terms, as a result of existing or future governmental or other proceedings or settlements, any of which could significantly harm our reputation, both with consumers as well as with retail partners and materially and adversely affect our business, prospects and financial condition.

In an attempt to limit costly and lengthy consumer, employee and other litigation, including class actions, we require our customers and employees to sign arbitration agreements, including class action waivers. However, in addition to opt-out provisions contained in such agreements, judicial, regulatory or legislative actions may restrict or eliminate the enforceability of such agreements and waivers. In the past, various courts and administrative authorities have concluded that arbitration agreements with class action waivers are unenforceable, particularly where a small dollar amount is in controversy on an individual basis. If we are not permitted to use arbitration agreements and/or class action waivers, or if the enforceability of such agreements and waivers is restricted or eliminated, we could incur increased costs to resolve legal actions brought by customers, employees and others, as we would be forced to participate in more expensive and lengthy dispute resolution processes, any of which could have a material adverse effect on our business. See Note M in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

The outcome of the Consumer Financial Protection Bureau's ("CFPB") investigation into certain of Acima's business practices is uncertain and may materially and adversely affect our business.

Prior to the execution of the Merger Agreement, Acima received a Civil Investigative Demand dated October 1, 2020 (the "CID") from the CFPB requesting certain information, documents and data relating to Acima's products, services and practices for the period from January 1, 2015 to the date on which responses to the CID are provided in full. The purpose of the CID is to determine whether Acima extends credit, offers leases, or otherwise offers or provides a consumer financial product or service and whether Acima complies with certain consumer financial protection laws. We are fully cooperating with the CFPB investigation. The CFPB has not made any allegations in the investigation, and we are currently unable to predict the eventual scope, ultimate timing or outcome of the CFPB investigation.

On the terms and subject to the conditions set forth in the Merger Agreement, the former owners of Acima agreed to indemnify Upbound Group, Inc. for certain losses arising after the consummation of the Merger with respect to the CID and certain pre-closing taxes. The indemnification obligations of the former owners of Acima are limited to an indemnity holdback in the aggregate amount of $50 million, which was escrowed at the closing of the Merger, and is Upbound Group, Inc.'s sole recourse against the former owners of Acima with respect to all of the indemnifiable claims under the Merger Agreement. In respect of certain pre-closing taxes, a portion of the escrowed funds were released to Acima's former owners on the first business day following the date that was 18 months after the closing date of the transaction, in accordance with the Merger Agreement. In respect of the CID, other than with respect to any then-pending or unresolved claims for indemnification submitted by Upbound Group, Inc., remaining escrowed funds of $45 million will be released on the earlier of the third anniversary of the closing date of the Merger and the date on which a final determination is entered providing for a resolution of the matters regarding the CID.

There can be no assurance that the CID will be finally resolved prior to the release to the former owners of Acima of the escrowed funds reserved therefor, or that such escrowed amount will be sufficient to address all covered losses or that the CFPB's ongoing investigation or future exercise of its enforcement, regulatory, discretionary or other powers will not result in findings or alleged violations of consumer financial protection laws that could lead to enforcement actions, proceedings or litigation, whether by the CFPB, other state or federal agencies, or other parties, and the imposition of damages, fines, penalties, restitution, other monetary liabilities, sanctions, or changes to Acima's business practices or operations that could materially and adversely affect our business, financial condition, results of operations or reputation.

Federal and state regulatory authorities are increasingly focused on the lease-to-own industry, and any negative change in these laws or regulations or the passage of unfavorable new laws or regulations or the manner in which any of these are enforced or interpreted could expose us to significant additional costs or compliance-related burdens and could require us to alter our business practices in a manner that may be materially adverse to us.

Although there is currently no comprehensive federal legislation regulating rental purchase transactions, federal regulatory authorities such as the United States Federal Trade Commission and the CFPB are increasingly focused on the subprime financial marketplace in which the lease-to-own industry operates and adverse federal legislation may be enacted in the future. Any federal agency, or any state regulatory authority, may propose and adopt new regulations or interpret existing regulations in a manner that could materially increase both our costs of complying with laws and the risk that we could be sued or be subject to government sanctions if we are not in compliance or to alter our business practices in a manner that reduces the economic potential of our operations. Any such new laws, regulations or interpretations could include, by way of example only, those that seek to re-characterize store-based or virtual lease-to-own transactions as credit sales and to apply consumer credit laws and regulations to our business. In addition, federal and state regulators are increasingly holding businesses operating in the lease-to-own industry to higher standards of monitoring, disclosure and reporting, notwithstanding the adoption of any new laws or regulations applicable to our industry. Furthermore, regulators and courts may apply laws or regulations to our businesses in incorrect, inconsistent or unpredictable ways that may make our compliance more difficult, expensive and uncertain. This increased attention at the federal and state levels, as well as the potential for scrutiny by certain municipal governments, could increase our compliance costs significantly and materially, and adversely affect the manner in which we operate. In addition, legislative or regulatory proposals regarding our industry, or interpretations of them, may subject Upbound Group, Inc. to "headline risks" whereby media attention to these matters could negatively impact our business in a particular region or in general or investor sentiment and may materially and adversely affect our share price. Moreover, an adverse outcome from a lawsuit, even one against one of our competitors, could result in changes in the way we and others in the industry do business, possibly leading to significant costs or decreased revenues or profitability. See Note M in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

Our lease-to-own transactions are regulated by and subject to the requirements of federal and state laws and regulations that vary by jurisdiction, which require significant compliance costs and expose us to regulatory action or other litigation.

Currently, 46 states, the District of Columbia and Puerto Rico have passed laws that regulate rental purchase transactions as separate and distinct from credit sales. One additional state has a retail installment sales statute that excludes leases, including lease-to-own transactions, from its coverage if the lease provides for more than a nominal purchase price at the end of the rental period. The specific rental purchase laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of 11 states limit the total amount that may be charged over the life of a rental purchase agreement and the laws of six states limit the cash prices for which we may offer merchandise. Furthermore, there is currently no comprehensive federal legislation regulating lease-to-own transactions. We have incurred and will continue to incur substantial costs to comply with federal and state laws and regulations, many of which are evolving, unclear and inconsistent across various jurisdictions as described above. In addition to compliance costs, we may incur substantial expenses to respond to federal and state government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, including those arising out of our or our franchisees' alleged violations of existing laws and/or regulations.

Similar to other consumer transactions, our lease-to-own purchase transactions are also governed by various federal and state consumer protection statutes, in addition to the lease-to-own purchase statutes under which we operate, that provide various consumer remedies, including monetary penalties, for violations. We have been and continue to be subject to disputes alleging that we have violated some of these statutory provisions, including matters initiated by regulatory authorities. See "—The outcome of the Consumer Financial Protection Bureau's investigation into certain of Acima's business practices is uncertain and may materially and adversely affect our business" above and Note M in this Annual Report on Form 10-K for additional information regarding certain legal and regulatory proceedings impacting our company.

Laws and regulations regarding information security and data collection, use and privacy are increasingly rigorous and subject to change, which may cause us to incur significant compliance costs.

The regulatory environment related to information security and data collection, use and privacy is increasingly rigorous, with new and constantly-changing requirements applicable to certain aspects of our business, including our collection practices (as well as those of third parties), the manner in which we contact our customers, our decisioning process regarding whether to lease merchandise to customers, any payment information we may decide to furnish to consumer reporting agencies, our credit reporting practices, and the manner in which we process and store certain customer, employee and other information. All states have adopted laws requiring the timely notification to individuals and, at times, regulators, the media or credit reporting agencies, if a company experiences the unauthorized access or acquisition of PII. Many states have enacted additional data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of PII and other information. For instance, the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective on January 1, 2020, contains, among other things, new disclosure obligations for businesses that collect PII from California residents and affords those individuals numerous rights relating to their PII. The CCPA has changed the manner in which we collect, store and use consumer data and has resulted in increased regulatory oversight, litigation risks and costs of compliance. Furthermore, a California ballot initiative from privacy rights advocates intended to augment and expand the CCPA called the California Privacy Rights Act (the "CPRA") was passed in November 2020 and many of the CPRA's provisions became effective on January 1, 2023 (with respect to information collected from and after January 2022). The CPRA significantly modifies the CCPA, including by expanding consumers' rights with respect to certain personal information and creating a new state agency that is vested with authority to implement and enforce the CCPA and the CPRA. Moreover, other states have adopted and may continue to adopt privacy-related laws whose restrictions and requirements differ from those of California, which could require us to design, implement and maintain different types of state-based, privacy-related compliance controls and programs simultaneously in multiple states, thereby further increasing the complexity and cost of compliance. These costs, including others relating to increased regulatory oversight and compliance, could materially and adversely affect our business. In addition, given that privacy and customer data protection laws may be interpreted and applied inconsistently and are in a state of flux that varies by jurisdiction, our data protection policies and practices may not be consistent with the most recent interpretations and applications of such laws at all times. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any failure, or perceived failure, by us to comply with our own privacy policies or with any legal or regulatory requirements or orders or other privacy or consumer protection related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and materially and adversely affect our operating results.

Our reputation, ability to do business and operating results may be impaired by improper conduct by any of our employees, agents or business partners, including retail partners.

While our policies and compliance programs are intended to promote legal and ethical business practices, there is a risk that our employees, agents or business partners, including retail partners and franchisees, could engage in misconduct that materially and adversely affects our reputation, ability to do business or our operating results or financial condition. For instance, our operations in the U.S. and abroad are subject to certain laws generally prohibiting companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, such as the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws in other jurisdictions. Violations by our employees, contractors or agents of policies and procedures we have implemented to ensure compliance with these laws could subject us to civil or criminal investigations in the U.S. and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties, and related shareholder lawsuits, could cause us to incur significant legal fees and could damage our reputation. Other misconduct, including discrimination or harassment in the workplace, illegal or suspicious activity and breaches in the protection of consumer information, could similarly subject us to regulatory sanctions and negatively impact our reputation, business, operating results or financial condition. In addition, misconduct by our employees or agents could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect violations of such rules. Furthermore, alleged or perceived misconduct by our employees, agents or business partners, including retail partners, even if not substantiated, may attract negative publicity that could damage our reputation and impair our ability to maintain and develop relationships with our vendors, customers and other third parties with whom we do business and to attract and retain employees.

Our products and services may be negatively characterized by consumer advocacy groups, the media and certain federal, state and local government officials, and if those negative characterizations become increasingly accepted by consumers and/or our retail partners, demand for our goods and the transactions we offer could decrease and our business could be materially and adversely affected.

Certain consumer advocacy groups, media reports, federal and state regulators and legislators, and certain candidates for political offices have asserted that laws and regulations regarding lease-to-own transactions should be broader and more restrictive. The consumer advocacy groups and media reports generally focus on the total cost to a consumer to acquire an item, which is often alleged to be higher than the interest typically charged by banks or similar lending institutions to consumers with better credit histories seeking to borrow money to finance purchases. This "cost-of-rental" amount, which is generally defined as total lease fees paid in excess of the "retail" price of the goods, is from time to time characterized by consumer advocacy groups and media reports as predatory or abusive without discussing the fundamental difference between a credit transaction and a lease transaction, the fact that consumers can return their leased merchandise at any time without penalty or further payment obligations or the numerous other benefits to consumers of lease-to-own programs compared to traditional financing, or the lack of viable alternatives available to many of these consumers to obtain critical household items. If the negative characterization of lease-to-own transactions becomes increasingly accepted by consumers or our retail and merchant partners, demand for our products and services could significantly decrease, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, if the negative characterization of lease-to-own transactions is accepted by regulators and legislators, our business may become subject to more restrictive laws and regulations and more stringent enforcement of existing laws and regulations, any of which could have a material adverse effect on our business, results of operations and financial condition. The vast expansion and reach of technology, including social media platforms, has increased the risk that our reputation could be significantly impacted by these negative characterizations in a relatively short amount of time. If we are unable to quickly and effectively respond to such characterizations, we may experience declines in customer loyalty and traffic and our relationships with our retail partners may suffer, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, any failure by our competitors, including smaller, regional competitors, to comply with the laws and regulations applicable to the traditional and/or virtual lease-to-own models, or any actions by our competitors that are challenged by consumers, advocacy groups, the media or governmental agencies or entities as being abusive or predatory, could result in Upbound Group, Inc. being perceived as engaging in similar unlawful or inappropriate activities or business practices, merely because we operate in the same general industries as such competitors. Such perception, whether or not accurate, could have a material adverse effect on our business, results of operations and financial condition.

Disputes with or involving our franchisees may lead to litigation with our franchisees, which may materially and adversely affect our relationships with franchisees or our reputation, or cause us to incur significant expenses that materially and adversely affect our results of operations.

As a franchisor, we are subject to regulation by various federal and state laws and regulations that govern the relationship between us and our franchisees and the offer and sale of franchises. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties, as well as the loss of franchise fees and ongoing royalty revenues. Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees in the ordinary course of business for a variety of reasons, including disputes related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also have disputes with franchisees in connection with transactions whereby we have re-franchised previously company-owned locations and sold them to the franchisee, including disputes regarding our indemnification obligations pursuant to those transaction agreements. Further, we may engage in litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience, or to enforce any applicable contractual indemnification rights if we are brought into a matter involving a third party due to an alleged act or omission by the franchisee. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially and adversely affect our relationships with or ability to attract new franchisees. Any negative outcome of these or any other claims could materially and adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. Moreover, federal and state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate our franchise arrangements or otherwise resolve conflicts with our franchisees or enforce contractual duties or rights we believe we have with respect to our franchisees, which could materially and adversely affect our operations.

We may face liability or reputational harm for the actions, omissions and liabilities of our franchisees, which could materially and adversely affect our results of operation.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions or liabilities of its franchisees. However, under the franchise business model, we may face claims, liabilities and reputational harm based on vicarious liability, joint-employer liability, or other theories or liabilities. Expansion of these bases for liability not only could result in expensive litigation with our franchisees or government agencies, but also could make it more difficult to appropriately support our franchisees while managing our risk of liability and reputational harm, all of which could impact our results of operations. For instance, in 2015, the National Labor Relations Board adopted a broad standard for determining when two or more otherwise unrelated employers may be found to be a joint employer of the same employees under the National Labor Relations Act. The National Labor Relations Board then issued a rule in 2020 requiring "substantial direct and immediate control" over one or more "essential terms or conditions of employment" in order to establish joint liability. On September 6, 2022, the National Labor Relations Board issued a notice of proposed rulemaking on the joint-employer standard, and the comment period for the proposed rule ended on December 7, 2022. The proposed rule would overturn the 2020 rule and reestablish the rule adopted in 2015, under which two or more employers would be considered joint employers if they "share or codetermine those matters governing employees' essential terms and conditions of employment." In making this determination, the National Labor Relations Board proposes to consider both direct evidence of control and evidence of reserved and indirect control over the essential terms and conditions. If the proposal is adopted, it could cause us or our franchisees to be liable or held responsible for unfair labor practices, violations of wage and hour laws, or other violations or require our franchises to conduct collective bargaining negotiations regarding employees of our franchisees. If such changes occur, our operating expenses may increase as a result of required modifications to our business practices, increased litigation, governmental investigations or proceedings, administrative enforcement actions, fines and civil liability, which could materially and adversely affect our results of operations.

We may be unable to protect our intellectual property, or may be alleged to have infringed upon the intellectual property rights of others, which could result in a loss of our competitive advantage, a diversion of resources and a material adverse effect on our business and results of operations.

The success of our business depends in part on identification of the names "Upbound", "Rent-A-Center" and "Acima", and the success of our lease-to-own model depends in large part on our proprietary decisioning algorithm, our e-commerce platform and other proprietary technologies that we currently have or may develop in the future. To protect our intellectual property rights, we rely, or may from time to time rely, on a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality and license agreements with our employees, contractors and other third parties with whom we have relationships. However, our efforts to protect our intellectual property rights may not be sufficient or effective to prevent misappropriation or infringement of our intellectual property or proprietary information, which could result in a loss of our competitive advantage. In addition, any of our intellectual property rights may be challenged, which could result in their being narrowed in scope or declared invalid or unenforceable. Any litigation or claims relating to our intellectual property and proprietary information brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on us.

Moreover, competitors or other third parties may allege that we, or agents, consultants or other third parties retained or indemnified by us, have infringed on their intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts of money to defend the claim (even if we ultimately prevail). We may also be required to pay significant money damages. In the event of a settlement or adverse judgment, our results of operation may materially decline if we are prohibited from using the relevant systems, processes, technologies or other intellectual property, especially if we are forced to cease offering certain products or services, or are required to pay to the alleged owner of the relevant intellectual property licensing fees, royalties or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims may be time consuming and expensive and may result in the diversion of time and attention of our management and employees.

The taxes applicable to our operations can be difficult to determine and are subject to change, and our failure to correctly calculate and pay such taxes could result in substantial tax liabilities and a material adverse effect on our results of operations.

The application of indirect taxes, such as sales tax, is a complex and evolving issue, particularly with respect to the lease-to-own industry generally and our virtual lease-to-own Acima and e-commerce businesses more specifically. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the lease-to-own industry and e-commerce and, therefore, in many cases it is not clear how existing statutes apply to our various business activities. Failure to comply with such statutes, or a successful assertion by applicable tax authorities requiring us to collect taxes in a location or for transactions where we presently do not, could result in substantial tax liabilities, including for past sales and leases, as well as penalties and interest. In addition, if the tax authorities in jurisdictions where we are already subject to sales tax or other indirect tax obligations were to successfully challenge our positions, our tax liability could increase substantially. For instance, following a United States Supreme Court decision in June 2018, states may require a remote seller with no physical presence in the state to collect and remit sales tax on goods and services provided to purchasers in the state. Our Acima business may become subject to additional taxes if state or municipal legislatures adopt tax reform that subjects our lease-to-own transactions originated at the locations of Acima's retail partners to taxation in that jurisdiction, despite Upbound Group, Inc. having no physical presence in that jurisdiction. As governments increasingly search for ways to increase revenues, states may adopt tax reform or take other legislative action designed to raise tax revenues, including by expanding the scope of transactions subject to taxation or by increasing applicable tax rates, or interpreting existing sales, income and other tax regulations in a manner adverse to our business. Such changes could subject our business to new or increased tax obligations, which could have a material adverse effect on our results of operations.

Risks Relating to Our Indebtedness and Other Financial Matters

We have significant indebtedness, and the level of our indebtedness could materially and adversely affect us.

As of December 31, 2022, our total indebtedness was approximately $1.4 billion. We also had undrawn commitments available for borrowings of an additional $395.6 million under the ABL Credit Facility (after giving effect to approximately $64.4 million of outstanding letters of credit).

Notwithstanding the increase in our total indebtedness following our acquisition of Acima Holdings, we expect to continue to evaluate the possibility of acquiring additional businesses and making strategic investments, and we may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, we may be required to raise substantial additional capital to finance new product or service offerings. As a result, our indebtedness could further increase, and the related risks that we face could intensify.

Our level of indebtedness, together with any additional indebtedness we may incur in the future, could materially and adversely affect us in a number of ways. For example, the anticipated level of indebtedness or any additional financing could:

- make it more difficult for us to pay or refinance our debts as they become due during adverse economic, financial market and industry conditions, resulting in possible defaults on such indebtedness;
- require us to use a larger portion of our cash flow for debt service, reducing funds available for other purposes;
- impair our ability to take advantage of business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;
- increase our vulnerability to adverse economic, industry or competitive developments, including interest rate fluctuations, and decrease our ability to respond to such changes as compared to our competitors with less leverage;
- materially and adversely affect our ability to refinance our existing indebtedness or obtain additional financing in the future to fund working capital, capital expenditures and other general corporate purposes, particularly as substantially all of our assets will be subject to liens securing certain of our existing indebtedness;
- decrease our profitability and/or cash flow or require us to dispose of significant assets in order to satisfy our debt service and other obligations if cash from operations or other sources is insufficient to satisfy such obligations;
- place us at a competitive disadvantage compared to our competitors with proportionally less debt or comparable debt at more favorable interest rates which, as a result, may be better positioned to withstand economic downturns;
- increase the risk of a downgrade in the credit rating of us or any indebtedness of us or our subsidiaries which could increase the cost of further borrowings; and
- limit our financial resources available to continue paying dividends on our common stock or to repurchase our common stock, as determined in the discretion of our Board of Directors and subject to the restrictive covenants in our debt agreements and applicable law.

Although the terms of the indenture that governs the Notes and the terms of the ABL Credit Facility and the Term Loan Facility contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions, and debt incurred in compliance with these restrictions could be substantial. If we incur significant additional debt, the related risks could intensify.

The amount of borrowings permitted under the ABL Credit Facility is limited to the value of certain of our assets, and Upbound Group, Inc. relies in part on available borrowings under the ABL Credit Facility for cash to operate its business, which subjects it to market and counterparty risk, some of which is beyond Upbound Group, Inc.'s control.

In addition to cash we generate from our business, our principal existing sources of cash are borrowings available under the ABL Credit Facility. Our borrowing capacity under the ABL Credit Facility varies according to our eligible rental contracts, eligible installment sales accounts and inventory, net of certain reserves. In the event of any material decrease in the amount or appraised value of these assets, our borrowing capacity would similarly decrease, which could materially and adversely affect our business and liquidity. The documentation governing the ABL Credit Facility contains customary affirmative and negative covenants, and certain restrictions on operations become applicable if our available credit falls below certain thresholds. These covenants could impose significant operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Subject to certain exceptions, our obligations under the ABL Credit Facility are secured by liens on substantially all of our assets. In the event of a default that is not cured or waived within any applicable cure periods, the lenders' commitment to extend further credit under the ABL Credit Facility could be terminated, our outstanding obligations could become immediately due and payable, outstanding letters of credit may be required to be cash collateralized and remedies may be exercised against the collateral. Our access to such financing may be unavailable or reduced, or such financing may become significantly more expensive for any reason, including, but not limited to, adverse economic conditions. In addition, if certain of our lenders experience difficulties that render them unable to fund future draws on the facility, we may not be able to access all or a portion of these funds. If our access to borrowings under the ABL Credit Facility is unavailable or reduced, we may not have the necessary cash resources for our operations, and, if any event of default occurs, there is no assurance that we would have the cash resources available to repay such accelerated obligations, refinance such indebtedness on commercially reasonable terms, or at all, or cash collateralize our letters of credit, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may not be able to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. Our failure to meet our debt service obligations could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2022, the annual cash interest payments on our indebtedness are approximately $71 million, which could fluctuate depending on changes in interest rates. We depend on cash on hand and cash flows from operations to make scheduled debt payments. We expect to be able to meet the estimated cash interest payments on our indebtedness through our cash flows from operations. However, our ability to generate sufficient cash flow from operations and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of our control, and there can be no assurance that these sources will be adequate. If we are unable to service our indebtedness and fund our operations, we will be forced to adopt an alternative strategy that may include:

- reducing or delaying capital expenditures;
- limiting our growth;
- seeking additional capital;
- selling assets;
- reducing or eliminating the dividend on our common stock; or
- restructuring or refinancing our indebtedness.

Even if we adopt an alternative strategy, the strategy may not be successful and we may be unable to service our indebtedness and fund our operations, which could have a material adverse effect on our business, financial condition or results of operations. In addition, the ABL Credit Facility and the Term Loan Facility are secured by liens on substantially all of our and our restricted subsidiaries' assets, and any successor credit facilities are likely to be secured on a similar basis. As such, our ability to refinance our indebtedness or seek additional financing, or our restricted subsidiaries' ability to make cash available to us, by dividend, debt repayment or otherwise, to enable us to repay the amounts due under our indebtedness, could be impaired as a result of such security interests and the agreements governing such security interests.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations. In addition, if we cannot make scheduled payments on our debt, we will be in default and lenders under the ABL Credit Facility could terminate their commitments to loan money, holders of the Notes and lenders under the ABL Credit Facility and the Term Loan Facility could declare all outstanding principal and interest to be due and payable, and lenders under the ABL Credit Facility and the Term Loan Facility could foreclose against the assets securing such indebtedness and Upbound Group, Inc. could be forced into bankruptcy or liquidation.

Restrictive covenants in certain of the agreements and instruments governing our indebtedness may materially and adversely affect our financial and operational flexibility.

The terms of our indebtedness include restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to, among other things, (i) create liens; (ii) transfer or sell assets; (iii) incur indebtedness or issue certain preferred stock; (iv) pay dividends, redeem stock or make other distributions; (v) make other restricted payments or investments; (vi) create restrictions on payment of dividends or other amounts by us to our restricted subsidiaries; (vii) merge or consolidate with other entities; (viii) engage in certain transactions with affiliates; and (ix) designate our subsidiaries as unrestricted subsidiaries. In addition, our ability to access the full amount available under the ABL Credit Facility is subject to compliance with a financial maintenance covenant requiring that we maintain at least a specified fixed charge coverage ratio (as such ratio is defined in the ABL Credit Facility). Our failure to comply with any of these covenants could result in reduced borrowing capacity and/or an event of default that, if not cured or waived, could result in the acceleration of certain of our debt, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions could result in an event of default. Such a default, if not cured or waived, could allow our debt holders to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies, or to declare all borrowings outstanding thereunder to be due and payable. In the event our debt is accelerated, our assets may not be sufficient to repay such debt in full.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates will increase our interest expense and our debt service obligations on the variable rate indebtedness, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 31, 2022, approximately $950 million of our indebtedness was variable rate indebtedness, and, assuming all loans were fully drawn, each quarter-point (0.25%) change in interest rates would result in an additional $2.4 million annualized pretax charge or credit to our Consolidated Statement of Operations. As of the date of this Annual Report on Form 10-K, we have not entered into any interest rate swap agreements. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate interest rate risk.

A change in control could accelerate our obligation to pay our outstanding indebtedness, and we may not have sufficient liquid assets at that time to repay these amounts.

Under the agreements governing our ABL Credit Facility and our Term Loan Facility, an event of default will result if a third party becomes the beneficial owner of 40% or more of our voting stock, in which case our obligations under such facilities may become immediately due and payable. In addition, under the indenture governing the Notes, we are obligated to offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of the purchase, upon the occurrence of certain changes in control, including, subject to certain exceptions, the consummation of any transaction that results in any person becoming the beneficial owner of at least 50% of our voting stock or a sale of substantially all of our assets. Upbound Group, Inc. may enter into additional financing arrangements in the future that require the repayment of outstanding amounts in similar circumstances. If a specified change in control occurs and the lenders or debt holders under our debt instruments accelerate our obligations, we may not have sufficient liquid assets to repay amounts outstanding under such agreements or be able to arrange for additional financing to fund such obligations, which could result in an event of default under the relevant instrument and could cause any other debt that we may have at that time to become automatically due, further exacerbating the adverse impacts on our financial condition.

Our organizational documents and our current or future debt instruments contain or may contain provisions that may prevent or deter another group from paying a premium over the market price to Upbound Group, Inc.'s stockholders to acquire its stock.

Upbound Group, Inc.'s organizational documents contain provisions that authorize its Board of Directors to issue blank check preferred stock and establish advance notice requirements on its stockholders for director nominations and actions to be taken at meetings of the stockholders. In addition, as a Delaware corporation, Upbound Group, Inc. is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons that acquire, or are affiliated with any person that acquires, more than 15% of our outstanding common stock from engaging in any business combination with Upbound Group, Inc. for a three-year period following the date of such acquisition, subject to limited exceptions. Furthermore, the terms of our indebtedness include various change in control provisions which, in the event of a change in control, would cause a default under such indebtedness. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change in control involving us, whether favored or opposed by our management or our stockholders. For instance, the consummation of any such transaction in certain circumstances may require the redemption or repurchase of the Notes, and there can be no assurance that we or the potential acquiror will have sufficient financial resources to affect such a redemption or repurchase.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We assess our goodwill and intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. We test goodwill for impairment at the reporting unit level. If goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. We would be required to record a charge in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined, which may be significant and would negatively affect our results of operations reported under U.S. GAAP.

Risks Relating to the Merger

We may be unable to realize the anticipated benefits of the Merger, including synergies, which could have a material adverse effect on our business, financial condition and results of operations.

We expect to realize potential revenue and cost synergies as a result of the Merger. While we believe these synergies are achievable, our ability to achieve such estimated synergies and the timing of achieving any such synergies is subject to various assumptions by our management, which may or may not be realized, as well as the incurrence of other costs in our operations that offset all or a portion of such synergies. As a consequence, we may not be able to realize all of these synergies within the timeframe expected or at all. In addition, we may incur additional and/or unexpected costs in order to realize these synergies. Failure to achieve the expected synergies could significantly reduce the expected benefits associated with the Merger and materially and adversely affect our business, financial condition and results of operations.

We may be unable to successfully integrate Acima's business and realize the anticipated benefits of the Merger.

Upbound Group, Inc. and Acima operated as independent companies prior to the consummation of the Merger in February 2021. We have devoted, and expect to continue to devote, significant management attention and resources to integrating the business practices and operations of Acima with the other business of Upbound Group, Inc. Potential difficulties we may encounter in the integration process include the following:

- the inability to successfully combine the businesses of Upbound Group, Inc. and Acima in a manner that permits Upbound Group, Inc. to achieve the cost savings or revenue enhancements anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

- the complexities associated with managing Upbound Group, Inc. out of several different locations and integrating personnel from Acima, resulting in a significantly larger combined company, while at the same time attempting to provide consistent, high quality products and services;

- the complexities of consolidating retail partner locations;

- the additional complexities of integrating a company with different products, services, markets, suppliers, vendors and customers;

- coordinating corporate and administrative infrastructures;

- coordinating accounting, information technology, communications, administration and other systems;

- complexities associated with implementing necessary controls for Acima's business activities to address Upbound Group, Inc.'s requirements as a public company;

- identifying and eliminating redundant and underperforming functions and assets;

- difficulty addressing possible differences in corporate culture and management philosophies;

- the failure to retain key employees of either Acima or Upbound Group, Inc.;

- potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger, including litigation relating to the Merger or the ultimate outcome of the previously disclosed CFPB investigation or multi-state attorney general matter;

- performance shortfalls at one or both of the two companies as a result of the diversion of management's attention to efforts to integrate Acima's operations; and

- a deterioration of credit ratings.

For all these reasons, the integration process could result in the distraction of Upbound Group, Inc.'s management, the disruption of Upbound Group, Inc.'s ongoing business or inconsistencies in its products, services, standards, controls, procedures and policies, any of which could materially and adversely affect our ability to maintain relationships with our customers, retail partners, vendors and employees or to achieve the anticipated benefits of the Merger, or could otherwise materially and adversely affect our business and financial results.

An inability to realize the full extent of the anticipated benefits and cost synergies of the Merger, as well as any delays encountered in the integration process, could have a material adverse effect on the revenues, level of expenses and operating results of the combined company, which may materially and adversely affect the value of Upbound Group, Inc.'s securities.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefit of our plan for integration may not be realized. Actual synergies, if achieved at all, may be lower than what we expect and may take longer to achieve than anticipated. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Merger may be offset by costs incurred or delays in integrating the companies. If we are not able to adequately address these challenges, we may be unable to successfully integrate Acima's operations into our other businesses or, even if we are able to combine such business operations successfully, to realize the anticipated benefits of the integration of the two companies.

Risks Relating to Our Structure or an Investment in Our Common Stock

We are a holding company and are dependent on the operations and funds of our subsidiaries.

We are a holding company, with no revenue generating operations and no assets other than our ownership interests in our direct and indirect subsidiaries. Accordingly, we are dependent on the cash flow generated by our direct and indirect operating subsidiaries and must rely on dividends or other intercompany transfers from our operating subsidiaries to generate the funds necessary to meet our obligations, including the obligations under the ABL Credit Facility, Term Loan Facility and the Notes. The ability of our subsidiaries to pay dividends or make other payments to us is subject to applicable state laws. Should one or more of our subsidiaries be unable to pay dividends or make distributions, our ability to meet our ongoing obligations could be materially and adversely affected. If we are unable to satisfy the financial and other covenants in our debt agreements, our lenders could elect to terminate the agreements and require us to repay the outstanding borrowings, or we could face other substantial costs.

Our stock price is volatile, and you may not be able to recover your investment if our stock price declines.

The price of our common stock has been volatile and can be expected to be significantly affected by factors such as:

- our perceived ability to meet market expectations with respect to the growth and profitability of each of our operating segments and to timely achieve the expected benefits of the Merger;
- quarterly variations in our results of operations, which may be impacted by, among other things, changes in same store sales, invoice volume or when and how many locations we acquire, franchise, open, sell or close;
- quarterly variations in our competitors' results of operations;
- changes in earnings estimates or buy/sell recommendations by financial analysts;
- how our actual financial performance compares to the financial performance guidance we provide;
- state or federal legislative or regulatory proposals, initiatives, actions or changes that are, or are perceived to be, adverse to our business;
- the stock price performance of comparable companies;
- the unpredictability of global and regional economic and political conditions;
- general conditions in the consumer financial service industry, the domestic or global economy or the domestic or global credit or capital markets;
- negative commentary regarding us and corresponding short-selling market behavior;
- adverse developments in our relationships with our customers or vendors;
- legal proceedings brought against us or our officers and directors;
- changes in our senior management team; and
- the impact of any of the other risk factors discussed or incorporated by reference herein.

In addition, the stock market as a whole historically has experienced price and volume fluctuations that have affected the market price of many specialty retailers in ways that may have been unrelated to such companies' operating performance.

There can be no assurance as to the dividends that we may pay on our common stock or as to future stock repurchases.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have paid quarterly cash dividends on our common stock since 2019, we are not required to declare or pay any dividends and there may be circumstances under which we may be unable to declare and pay dividends or repurchase our shares under applicable Delaware law or due to the impact of restrictive covenants in our debt agreements. In addition, we may elect to eliminate or reduce our common stock dividend or not to implement additional stock repurchases in the future for any reason. Any elimination of or reduction in the amount of our common stock dividend or the failure to implement future stock repurchases could materially and adversely affect the market price of our common stock.

A lowering or withdrawal of the ratings assigned to Upbound Group, Inc.'s debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our indebtedness currently has a non-investment grade rating, and any rating assigned to our debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell any securities of our company. Additionally, credit ratings may not reflect the potential effect of risks relating to any securities of our company. Any downgrade by either S&P or Moody's may result in higher borrowing costs. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Item 1B.   *Unresolved Staff Comments.*

None.

Item 2.   *Properties.*

We lease space for all of our Rent-A-Center Business and Mexico stores under operating leases expiring at various times through 2032. In addition, we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five-year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed formulas. Store sizes average approximately 4,800 square feet. Approximately 75% of each store's space is generally used for showroom space and 25% for offices and storage space. Our Acima kiosks occupy space without charge in the retailer's location with no lease commitment.

We believe suitable store space generally is available for lease and we would be able to relocate any of our stores or support facilities without significant difficulty should we be unable to renew a particular lease. We also expect additional space is readily available at competitive rates to open new stores or support facilities, as necessary.

Item 3.   *Legal Proceedings.*

From time to time, we, along with our subsidiaries, are party to various legal proceedings and governmental inquiries arising in the ordinary course of business. We reserve for loss contingencies that are both probable and reasonably estimable. We regularly monitor developments related to these legal proceedings, and review the adequacy of our legal reserves on a quarterly basis. We do not currently expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or reserve within a particular fiscal period may materially and adversely impact our results of operations for that period. In addition, claims and lawsuits against us may seek injunctive or other relief that requires changes to our business practices or operations and it is possible that any required changes may materially and adversely impact our business, financial condition, results of operations or reputation. Please see Note M of our Notes to Consolidated Financial Statements for additional discussion of certain of our legal proceedings.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our common stock has been listed on the Nasdaq Global Select Market® and its predecessors under the symbol "RCII" since January 25, 1995, the date we commenced our initial public offering. Our symbol will be updated to "UPBD" on February 27, 2023.

As of February 20, 2023, there were approximately 40 record holders of our common stock. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

Future decisions to pay cash dividends on our common stock continue to be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and any other factors our Board of Directors may deem relevant. Cash dividend payments are subject to certain restrictions in our debt agreements. Please see Note K to the consolidated financial statements for further discussion of such restrictions.

Repurchases of Equity Securities

In December 2021, our Board of Directors authorized a new stock repurchase program for up to $500.0 million (the "December 2021 Program"), which superseded our previous stock repurchase program. Under the December 2021 program, we may purchase shares of our common stock from time to time in the open market or privately negotiated transactions. We are not obligated to acquire any shares under the program, and the program may be suspended or discontinued at any time. During 2022, 3,536,799 shares of our common stock were repurchased for an aggregate purchase price of approximately $75.1 million under the December 2021 Program, which has approximately $285.0 million remaining under the current authorization available for repurchases. During 2021, 2,829,700 shares of our common stock were repurchased for an aggregate purchase price of approximately $140.0 million under the December 2021 Program. Under previous repurchase programs, 5,069,108 shares of our common stock were repurchased for an aggregate purchase price of $250.0 million during 2021.

The following table presents information with respect to purchases of our common stock made during the twelve months ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total number of shares purchased as part of publicly announced plans or programs	Maximum dollar value of shares that may yet be purchased under publicly announced plans or programs (*in millions*)
August 1, 2022 - August 31, 2022	37,789	$ 27.43	37,789	$ 359.0
September 1, 2022 - September 30, 2022	1,180,524	$ 24.35	1,180,524	$ 330.2
October 1, 2022 - October 31, 2022	2,318,486	$ 19.50	2,318,486	$ 285.0

Recent Sales of Unregistered Securities

On February 17, 2021, we completed the acquisition of Acima Holdings and issued to the former owners of Acima an aggregate of 10,779,923 shares of our common stock, with a value of $51.14 per share based on the closing price of our common stock on the date of closing. The offer, sale, and issuance of these securities was deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933, as amended.

Stock Performance Graph

The following chart represents a comparison of the five year total return of our common stock to the NASDAQ Composite Index and the S&P 1500 Specialty Retail Index. We selected the S&P 1500 Specialty Retail Index for comparison because we use this published industry index as the comparator group to measure our relative total shareholder return for purposes of determining vesting of performance stock units granted under our long-term incentive compensation program. The graph assumes $100 was invested on December 31, 2017, and dividends, if any, were reinvested for all years ending December 31.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Upbound Group, Inc., the NASDAQ Composite Index, and S&P Composite 1500 Specialty Retail Index

Item 6.   *Reserved.*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Objective

We report financial operating performance under four operating segments, including our Rent-A-Center Business segment, which represents our company-owned stores and e-commerce platform through rentacenter.com; our Acima business segment, which includes our virtual and staffed business models; and our Mexico and Franchising segments.

The following discussion focuses on recent developments expected to have current and future impacts on the results of our business, trends and uncertainties within our industry and business model that may impact our financial results, our recent results of operations, and discussion of our liquidity and capital resources. You should read the following discussion in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

For similar historical operating and financial data and discussion of our twelve months ended December 31, 2021 results compared to our twelve months ended December 31, 2020 results, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on <u>Form 10 K</u>, for the year ended December 31, 2021, incorporated herein by reference, which was filed with the SEC on February 28, 2022.

Recent Developments

Corporate Name Change. On February 22, 2023, we announced the change of our corporate name to Upbound Group, Inc., which will trade under the ticker "UPBD" beginning February 27, 2023.

Key Management Changes.

- Fahmi Karam joined as Chief Financial Officer, effective October 31, 2022. Mr. Karam has over 20 years of experience in finance and accounting, most recently as the Chief Financial Officer of Santander Consumer USA since September 2019. Mr. Karam previously served as Santander's Head of Pricing and Analytics, and EVP, Strategy and Corporate Development. Prior to his roles at Santander, Mr. Karam spent 12 years at JP Morgan Investment Bank, and he began his career at Deloitte.

- Tyler Montrone has been appointed Executive Vice President of Acima, effective February 20, 2023, and will lead the Acima business segment, reporting to CEO, Mitch Fadel. Mr. Montrone is a long-time Acima executive who most recently served as Acima's Chief Development Officer where he was responsible for Acima's product, engineering and underwriting functions. Aaron Allred, founder and former Executive Vice President of Acima, will continue to work for the Company in an advisory role.

- Sudeep Gautam joined the Company as Chief Technology and Digital Officer, effective January 16, 2023. Mr. Gautam has over 20 years of experience in large-scale digital transformations, including the position of Chief Digital Officer at Pratt & Whitney and several senior executive positions at Hewlett-Packard.

- Mike Bagull joined the Company as Senior Vice President, Business Development and Partnerships, in August 2022. Mr. Bagull has over 20 years of experience in business development and sales management roles, including over 8 years at Synchrony, most recently as Senior Vice President, Business Development and Partnerships.

Dividends. On December 7, 2022, we announced that our board of directors approved quarterly cash dividend of $0.34 per share for the first quarter of 2023. The dividend was paid on January 10, 2023 to our common stockholders of record as of the close of business on December 20, 2022.

Business and Operational Trends

Macroeconomic Conditions. Beginning in the first quarter of 2020, the worldwide spread of COVID-19 caused significant disruptions to the U.S. and world economies. In response to COVID-19, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), providing U.S. citizens and businesses with various stimulus and income tax relief benefits throughout 2020 and early 2021 to help offset immediate negative financial impacts sustained as a result of COVID-19. In addition, we proactively implemented certain response measures, including providing our Rent-A-Center Business and Acima customers with additional electronic payment methods to facilitate contactless transactions. These response measures resulted in improved customer payment behaviors contributing to higher revenues and lower merchandise losses in 2020 and the first half of 2021.

In the third quarter of 2021 we began to experience negative customer behavioral trends, including increases in delinquent payments and merchandise loss activity, resulting in declining revenues and increased operating expenses, respectively. These negative trends continued to accelerate in the fourth quarter of 2021, following the expiration of government stimulus and relief programs combined with a significant rise in the US consumer price index, resulting in significant pressure on the discretionary income levels of our consumers. This led us to tighten our underwriting policies in an effort to improve risk management related to the execution of new leases. The continuation of the above trends combined with the tightening of our underwriting policies, which has reduced the number of active leases and corresponding lease revenue, has continued to negatively impact our financial results, including our results of operations and operating cash flows, through 2022.

In addition to the negative trends in customer behavior described above, we have also been impacted by other negative macroeconomic trends, including a condensed labor market, which has contributed to wage inflation, and global supply chain disruptions resulting in reduced product availability and rising product costs. Recent wage inflation trends have increased our labor costs, while supply chain disruptions have partially contributed to declines in our revenue, due to lower product availability, and increased merchandise losses driven by higher product costs.

While the lease-to-own industry has historically remained a resilient business model throughout various economic cycles, providing credit-constrained customers with a viable option to obtain merchandise they may not otherwise be able to obtain, the full extent to which our risk management strategy, consumer spending behavior, or other macro-economic trends, may impact our business in future periods is uncertain. The continuation of these trends may have a material adverse impact on our financial statements, including our results of operations, operating cash flows, liquidity and capital resources.

See "Risk Factors" in Part I, Item 1A for additional discussion of operational impacts to our business and additional risks associated with COVID-19 and other macroeconomic conditions.

Rent-A-Center Business E-commerce revenue. In recent years, e-commerce revenues have continued to increase as a percentage of total revenue in our Rent-A-Center Business segment. For the twelve months ended December 31, 2022 e-commerce revenues represented approximately 25% of total lease-to-own store revenues compared to 24% for 2021. Due to recent trends in consumer shopping behaviors and expectations, we believe e-commerce solutions are an important part of our lease-to-own offering. However, we are unable to quantify the extent to which e-commerce revenues are incremental compared to what our overall revenues would have been in the absence of those e-commerce transactions. In addition, the profitability of e-commerce transactions can be impacted by different merchandise loss factors compared to traditional store-based transactions in the Rent-A-Center Business segment. Therefore, we are unable to determine with certainty whether the continuation of this trend toward increased e-commerce transactions will have a significant impact to our financial statements in future periods or be favorable or unfavorable to our financial results.

Results of Operations

The following discussion focuses on our results of operations and our liquidity and capital resources. You should read this discussion in conjunction with the consolidated financial statements and notes thereto for the twelve months ended December 31, 2022 included in Part II, Item 8 of this Annual Report on Form 10-K.

Key Metrics

Gross Merchandise Volume (GMV): The Company defines Gross Merchandise Volume as the retail value in U.S. dollars of merchandise acquired by the Company that is leased to customers through a transaction that occurs within a defined period, net of cancellations.

Rent-A-Center Business Lease Portfolio Balance: Represents the aggregate dollar value of the expected monthly rental income associated with current active lease agreements from our Rent-A-Center Business stores and ecommerce platform at the end of any given period.

Same Store Sales: Same store sales generally represents revenue earned in stores that were operated by us for 13 months or more and are reported on a constant currency basis as a percentage of total revenue earned in stores of the operating segment during the period. The Company excludes any store that receives a certain level of customer accounts from closed stores or acquisitions from the same store revenue base. The receiving store will be eligible for inclusion in the same store revenue base in the 30th full month following account transfer.

Skip / Stolen Losses: Represents the charge-off of the depreciated value of unrecoverable on-rent merchandise with lease-to-own customers who are past due.

Overview

The following briefly summarizes certain of our financial information for the twelve months ended December 31, 2022 as compared to the twelve months ended December 31, 2021.

During the twelve months ended December 31, 2022, consolidated revenues decreased approximately $338.1 million, while operating profit decreased approximately $132.0 million, primarily due to a decrease in gross profit of $155.5 million driven by lower revenues and increases in other store expenses of $51.7 million described further below.

Revenues in our Rent-A-Center Business segment decreased approximately $88.0 million for the twelve months ended December 31, 2022, due to a 4.5% decrease in same store sales primarily due to decreases in merchandise sales and rentals and fees revenues of $48.0 million and $38.3 million, respectively, reflecting lower demand for consumer durable goods, mainly due to the effects from the wind-down of stimulus programs in 2021, and decreases in lease payments collected primarily due to inflationary pressures on the discretionary income of our consumers driven by recent increases in the consumer price index. Operating profit decreased approximately $114.4 million for the twelve months ended December 31, 2022, primarily due to lower revenues described above, in addition to higher total merchandise losses of $41.1 million, and increased labor costs of $6.2 million, driven primarily by wage inflation.

The Acima segment revenues decreased approximately $217.8 million for the twelve months ended December 31, 2022, due to a $106.1 million decrease in merchandise sales and $111.8 million decrease in rentals and fees revenues, primarily attributable to inflationary pressures on consumer's discretionary income and the wind-down of the stimulus programs in 2021, in addition to effects of changes in our underwriting policies described above. Operating profit decreased approximately $25.2 million for the twelve months ended December 31, 2022, primarily due to lower revenues described above, partially offset by decreases in cost of merchandise sold and operating expenses of $128.6 million and $71.4 million, respectively.

The Mexico segment revenues increased by 5.7% for the twelve months ended December 31, 2022, contributing to an increase in gross profit of 6.3%, or $2.7 million. Operating profit, however, decreased $1.6 million for the twelve months ended December 31, 2022, primarily due to higher other store expenses and labor costs of $2.8 million and $1.4 million, respectively, partially offset by increased revenues described above .

Revenues for the Franchising segment decreased $35.8 million for the twelve months ended December 31, 2022, primarily due to a decrease in inventory purchases by franchisees. Operating profit decreased $1.2 million for the twelve months ended December 31, 2022 primarily due to the lower revenues described above.

Cash flow from operations was $468.5 million for the twelve months ended December 31, 2022. As of December 31, 2022, we held $144.1 million of cash and cash equivalents and outstanding indebtedness of $1.4 billion.

The following table is a reference for the discussion that follows.

| (Dollar amounts in thousands) | Year Ended December 31, | | 2022-2021 Change | |
	2022	2021	$	%
Revenues				
Store				
Rentals and fees	$ 3,375,453	$ 3,522,453	$ (147,000)	(4.2)%
Merchandise sales	675,288	829,222	(153,934)	(18.6)%
Installment sales	72,328	73,585	(1,257)	(1.7)%
Other	4,975	4,148	827	19.9 %
Total store revenues	4,128,044	4,429,408	(301,364)	(6.8)%
Franchise				
Merchandise sales	91,350	126,856	(35,506)	(28.0)%
Royalty income and fees	25,998	27,187	(1,189)	(4.4)%
Total revenues	4,245,392	4,583,451	(338,059)	(7.4)%
Cost of revenues				
Store				
Cost of rentals and fees	1,268,809	1,260,434	8,375	0.7 %
Cost of merchandise sold	779,789	935,765	(155,976)	(16.7)%
Cost of installment sales	25,547	25,637	(90)	(0.4)%
Total cost of store revenues	2,074,145	2,221,836	(147,691)	(6.6)%
Franchise cost of merchandise sold	91,715	126,603	(34,888)	(27.6)%
Total cost of revenues	2,165,860	2,348,439	(182,579)	(7.8)%
Gross profit	2,079,532	2,235,012	(155,480)	(7.0)%
Operating expenses				
Store expenses				
Labor	634,341	644,763	(10,422)	(1.6)%
Other store expenses	821,821	770,073	51,748	6.7 %
General and administrative expenses	186,470	194,894	(8,424)	(4.3)%
Depreciation, amortization and write-down of intangibles	53,079	54,830	(1,751)	(3.2)%
Other charges	235,283	289,913	(54,630)	(18.8)%
Total operating expenses	1,930,994	1,954,473	(23,479)	(1.2)%
Operating profit	148,538	280,539	(132,001)	(47.1)%
Debt refinancing charges	—	15,582	(15,582)	(100.0)%
Interest, net	87,067	70,653	16,414	23.2 %
Earnings before income taxes	61,471	194,304	(132,833)	(68.4)%
Income tax expense	49,114	59,364	(10,250)	(17.3)%
Net earnings	$ 12,357	$ 134,940	$ (122,583)	(90.8)%

Comparison of the Years Ended December 31, 2022 and 2021

Store Revenue. Total store revenue decreased by $301.4 million, or 6.8%, to $4,128.0 million for the year ended December 31, 2022, from $4,429.4 million for 2021. This decrease was primarily due to decreases of approximately $217.8 million and $88.0 million in the Acima and Rent-A-Center Business segments, respectively, as discussed further in the "Segment Performance" section below.

Cost of Rentals and Fees. Cost of rentals and fees consists primarily of depreciation of rental merchandise. Cost of rentals and fees for the year ended December 31, 2022 increased by $8.4 million, or 0.7%, to $1,268.8 million, as compared to $1,260.4 million in 2021. This increase in cost of rentals and fees was primarily attributable to an increase of $7.4 million and $1.0 million in the Acima and Mexico Business segments, respectively. Cost of rentals and fees expressed as a percentage of rentals and fees revenue increased to 37.6% for the year ended December 31, 2022 as compared to 35.8% in 2021.

Cost of Merchandise Sold. Cost of merchandise sold represents the net book value of rental merchandise at time of sale. Cost of merchandise sold decreased by $156.0 million, or 16.7%, to $779.8 million for the year ended December 31, 2022, from $935.8 million in 2021, attributable to decreases of $128.6 million and $27.2 million in the Acima and Rent-A-Center Business segments, respectively. The gross margin percent of merchandise sales decreased to (15.5)% for the year ended December 31, 2022, from (12.8)% in 2021.

Gross Profit. Gross profit decreased by $155.5 million, or 7.0%, to $2,079.5 million for the year ended December 31, 2022, from $2,235.0 million in 2021, due primarily to decreases of $96.6 million and $60.7 million in the Acima and Rent-A-Center Business segments, respectively, as discussed further in the "Segment Performance" section below. Gross profit as a percentage of total revenue increased to 49.0% in 2022, as compared to 48.8% in 2021.

Store Labor. Store labor includes all salaries and wages paid to store operational employees and district managers, together with payroll taxes and benefits. Store labor decreased by $10.5 million, or 1.6%, to $634.3 million for the year ended December 31, 2022, as compared to $644.8 million in 2021, primarily attributable to a decrease of $18.0 million in the Acima segment, partially offset by an increase of $6.2 million in the Rent-A-Center Business segment. Store labor expressed as a percentage of total store revenue was 15.4% for the year ended December 31, 2022, as compared to 14.6% in 2021.

Other Store Expenses. Other store expenses include charge-offs due to customer stolen merchandise and occupancy, delivery, advertising, selling, insurance, travel and other store-level operating expenses. Other store expenses increased by $51.7 million, or 6.7%, to $821.8 million for the year ended December 31, 2022, as compared to $770.1 million in 2021, primarily attributable to an increase of $49.2 million in the Rent-A-Center Business segment driven by higher customer stolen merchandise losses, as described further in the "Segment Performance" section below. Other store expenses expressed as a percentage of total store revenue were 19.9% for the year ended December 31, 2022, compared to 17.4% in 2021.

General and Administrative Expenses. General and administrative expenses include all corporate overhead expenses related to our headquarters such as salaries, payroll taxes and benefits, stock-based compensation, occupancy, administrative and other operating expenses, as well as salaries and labor costs for our regional directors, divisional vice presidents and executive vice presidents. General and administrative expenses decreased by $8.4 million, or 4.3%, to $186.5 million for the year ended December 31, 2022, as compared to $194.9 million in 2021. General and administrative expenses expressed as a percentage of total revenue were 4.4% for the year ended December 31, 2022, compared to 4.3% in 2021.

Other charges. Other charges decreased by $54.6 million to $235.3 million in 2022, as compared to $289.9 million in 2021. Other charges for the years ended December 31, 2022 primarily included $143.2 million in stock compensation expense related to the vesting of a portion of the equity consideration issued in connection with the acquisition of Acima Holdings, $80.8 million in depreciation and amortization of acquired software and intangible assets, $6.8 million in asset impairments, $5.0 million in employee severance, $1.2 million in state sales tax assessment reserves, and $1.2 million in Acima retail partner conversion losses. Other charges for the year ended December 31, 2021 primarily included $127.1 million in stock compensation expense related to equity consideration subject to vesting conditions, $115.0 million in depreciation and amortization of acquired software and intangible assets related to the acquisition of Acima Holdings, $28.0 million in one-time transaction and integration costs related to the acquisition of Acima Holdings, and $17.5 million in legal settlement reserves.

Operating Profit. Operating profit decreased $132.0 million, or 47.1%, to $148.5 million for the year ended December 31, 2022, as compared to $280.5 million in 2021, primarily due to decreases in revenue and gross profit, offset by decreases in operating expenses as described above. Operating profit expressed as a percentage of total revenue was 3.5% for the year ended December 31, 2022, compared to 6.1% in 2021. Excluding Other charges, operating profit was $383.8 million, or 9.0% of revenue for the year ended December 31, 2022, compared to $570.5 million or 12.4% of revenue for the comparable period of 2021.

Income Tax Expense. Income tax expense for the twelve months ended December 31, 2022 was $49.1 million, as compared to $59.4 million in 2021. The effective tax rate was 79.9% for the twelve months ended December 31, 2022, compared to 30.6% in 2021. A main driver of the rate difference is significantly lower pre-tax income relative to our other rate-impacting items as well as the impact of Acima stock compensation add-backs related to the acquisition. In addition, the effective tax rate for the twelve months ended December 31, 2021, was further impacted by discrete income tax items related to excess tax benefits from the vesting of our annual restricted stock award grants and stock option exercises. Additionally, we released valuation allowance in 2021, which provided a benefit to the 2021 rate that was not applicable to the 2022 rate.

Comparison of the Years Ended December 31, 2021 and 2020

For similar operating and financial data and discussion of our year ended December 31, 2021 results compared to our year ended December 31, 2020 results, refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2021.

Segment Performance

Rent-A-Center Business segment.

		Year Ended December 31,		2022-2021 Change	
(Dollar amounts in thousands)		**2022**	**2021**	**$**	**%**
Revenues	$	1,949,864	$ 2,037,849	$ (87,985)	(4.3)%
Gross profit		1,372,863	1,433,536	(60,673)	(4.2)%
Operating profit		334,525	448,905	(114,380)	(25.5)%
Lease portfolio balance[(1)]		142,839	149,950	(7,111)	(4.7)%
Change in same store revenue[(1)]					(4.5)%
Stores in same store revenue calculation					1,761

[(1)] See *Key Metrics* described above for additional information

Revenues. The decrease in revenue for the year ended December 31, 2022 was primarily due to a decrease in same store sales of 4.5%, driven by decreases in merchandise sales revenue and rentals and fees revenue of $48.0 million and $38.3 million for the twelve months ended December 31, 2022, respectively. Decreases in revenue reflect lower demand for consumer durable goods mainly due to the effects from the wind-down of stimulus programs in 2021, combined with recent increases in the US consumer price index and corresponding pressure on the discretionary income of our customers.

Gross Profit. Gross profit decreased in 2022 driven primarily by the decrease in revenue described above. Gross profit as a percentage of segment revenues increased to 70.4% in 2022 from 70.3% in 2021.

Operating Profit. Operating profit as a percentage of segment revenues was 17.2% for 2022 compared to 22.0% for 2021. The decrease in operating profit for the year ended December 31, 2022 was partially driven by decreases in revenues and gross profit described above, in addition to increases in losses due to customer stolen merchandise of $36.4 million for the twelve months ended December 31, 2022, and increased labor costs of $6.2 million for the twelve months ended December 31, 2022, driven by wage inflation. Charge-offs in our Rent-A-Center Business lease-to-own stores due to skip / stolen losses, expressed as a percentage of Rent-A-Center Business lease-to-own revenues, were approximately 4.9% for the year ended December 31, 2022, compared to 3.1% in 2021. Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims. Charge-offs in our Rent-A-Center Business lease-to-own stores due to other merchandise losses, expressed as a percentage of revenues, were approximately 2.0% for the year ended December 31, 2022, compared to 1.6% in 2021.

Acima segment.

		Year Ended December 31,		2022-2021 Change	
(Dollar amounts in thousands)		**2022**	**2021**	**$**	**%**
Revenues	$	2,110,320	$ 2,328,089	$ (217,769)	(9.4)%
Gross profit		632,244	728,852	(96,608)	(13.3)%
Operating profit		151,301	176,496	(25,195)	(14.3)%
Gross merchandise volume[(1)]		1,584,362	1,912,731	(328,369)	(17.2)%

[(1)] See *Key Metrics* described above for additional information

Revenues. The decrease in revenue for the year ended December 31, 2022 compared to 2021 was primarily due to decreases in rentals and fees revenues and merchandise sales revenues of $111.8 million and $106.1 million, respectively. Consistent with our Rent-A-Center Business segment, decreases in revenue reflect lower demand for consumer durable goods mainly due to the effects from the wind-down of stimulus programs in 2021, combined with recent increases in the US consumer price index and corresponding pressure on the discretionary income of our customers. In addition, decreases in revenue were also attributable to the tightening of our underwriting policies, in an effort to improve risk management related to the execution of new leases, as described further in *Business and Operational Trends.*

Gross Profit. Gross profit as a percentage of total revenue for the year ended December 31, 2022 decreased to 30.0%, as compared to 31.3% in 2021, primarily due to changes in lease-to-own business volume between our virtual and staffed Acima locations, which utilize different depreciation methods. Please reference Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements, included in Part 2, Item 7 of this Annual Report on form 10-K for additional disclosure of our depreciation policies for lease merchandise.

Operating Profit. Operating profit as a percentage of segment revenues decreased to 7.2% for the year ended December 31, 2022, compared to 7.6% in 2021. Operating profit margin decreased for the year ended December 31, 2022, as compared to 2021, partially due to lower revenues described above, partially offset by decreases in cost of merchandise sold and operating expenses of $128.6 million and $71.4 million, respectively. Charge-offs in our Acima locations due to skip / stolen losses, expressed as a percentage of revenues, were approximately 10.6% in 2022 as compared to 9.6% in 2021. Other merchandise losses include unrepairable merchandise and loss/damage waiver claims. Charge-offs in our Acima locations due to other merchandise losses, expressed as a percentage of revenues, were negligible for both 2022 and 2021.

Mexico Segment.

(Dollar amounts in thousands)	Year Ended December 31,		2022-2021 Change	
	2022	**2021**	**$**	**%**
Revenues	$ 64,880	$ 61,403	$ 3,477	5.7 %
Gross profit	45,812	43,117	2,695	6.3 %
Operating profit	6,267	7,858	(1,591)	(20.2)%
Change in same store revenue[1]				3.2 %
Stores in same store revenue calculation				113

[1] See *Key Metrics* described above for additional information

Revenues. Revenues for 2022 were positively impacted by exchange rate fluctuations of approximately $0.3 million, as compared to 2021. On a constant currency basis, revenues for the year ended December 31, 2022 increased approximately $3.1 million.

Gross Profit. Gross profit for the year ended December 31, 2022 was positively impacted by exchange rate fluctuations of approximately $0.2 million, as compared to 2021. On a constant currency basis, gross profit for the year ended December 31, 2022 increased approximately $2.5 million. Gross profit as a percentage of segment revenues increased to 70.6% in 2022, compared to 70.2% in 2021.

Operating Profit. Operating profit for the year ended December 31, 2022 was minimally impacted by exchange rate fluctuations compared to 2021. On a constant currency basis, operating profit for the year ended December 31, 2022 decreased approximately $1.6 million, primarily due to higher other store expenses and labor costs of $2.8 million and $1.4 million, respectively, partially offset by higher revenues and gross profit described above. Operating profit as a percentage of segment revenues decreased to 9.7% in 2022, compared to 12.8% in 2021.

Franchising segment.

(Dollar amounts in thousands)	Year Ended December 31,		2022-2021 Change	
	2022	**2021**	**$**	**%**
Revenues	$ 120,328	$ 156,110	$ (35,782)	(22.9)%
Gross profit	28,613	29,507	(894)	(3.0)%
Operating profit	19,124	20,321	(1,197)	(5.9)%

Revenues. Revenues decreased for the year ended December 31, 2022, compared to 2021, primarily due to a decrease of $35.5 million in inventory purchases by franchisees.

Gross Profit. Gross profit as a percentage of segment revenues increased to 23.8% in 2022 from 18.9% in 2021, primarily due to a higher percentage of royalty income and fees included in franchise revenues.

Operating Profit. Operating profit as a percentage of segment revenues increased to 15.9% in 2022 from 13.0% for 2021.

Liquidity and Capital Resources

Overview. For the year ended December 31, 2022, we generated $468.5 million in operating cash flow. We used cash in the amount of $298.8 million for debt repayments, $79.2 million for dividends, $75.1 million for share repurchases, and $61.4 million for capital expenditures, offset by cash proceeds from indebtedness of $90.0 million. We ended the year with $144.1 million of cash and cash equivalents and outstanding indebtedness of $1.4 billion.

Analysis of Cash Flow. Cash provided by operating activities increased by $76.2 million to $468.5 million in 2022 from $392.3 million in 2021, primarily due to a decrease in inventory purchases, partially offset by a decrease of $122.6 million in net earnings both of which were driven by current macro-environment factors negatively impacting our business operational trends described further above.

Cash used in investing activities decreased to $62.3 million in 2022, compared to $1,336.0 million in 2021, primarily driven by the acquisition of Acima Holdings in February 2021.

Cash (used in) provided by financing activities was $(370.7) million in 2022, compared to $892.8 million in 2021, representing a change of $1.3 billion. The change was primarily due to debt proceeds of $1.8 billion received in the first quarter of 2021 used to fund the acquisition of Acima Holdings in February 2021 and pay outstanding debt at the time of the acquisition, partially offset by debt issuance costs of $47.6 million paid in the first quarter of 2021 in connection with the receipt of debt proceeds, in addition to lower debt repayments of $70.3 million for the twelve months ended December 31, 2022, compared to the same period in 2021.

Liquidity Requirements. Our primary liquidity requirements are for rental merchandise purchases. Other capital requirements include expenditures for property assets, and debt service. Our primary sources of liquidity have been cash provided by operations.

We utilize our ABL Credit Facility for the issuance of letters of credit, as well as to manage normal fluctuations in operational cash flow caused by the timing of cash receipts. In that regard, we may from time to time draw funds under the ABL Credit Facility for general corporate purposes. Amounts are drawn as needed due to the timing of cash flows and are generally paid down as cash is generated by our operating activities. We believe cash flow generated from operations and availability under our ABL Credit Facility, will be sufficient to fund our operations during the next 12 months. At February 20, 2023, we had approximately $105.1 million in cash on hand, and $395.6 million available under our ABL Credit Facility.

Deferred Taxes. Certain federal tax legislation enacted during the period 2009 to 2017 permitted bonus first-year depreciation deductions ranging from 50% to 100% of the adjusted basis of qualified property placed in service during such years. The depreciation benefits associated with these tax acts are now reversing. The Protecting Americans from Tax Hikes Act of 2015 ("PATH") extended the 50% bonus depreciation to 2015 and through September 26, 2017, when it was updated by the Tax Cuts and Jobs Act of 2017 ("Tax Act"). The Tax Act allows 100% bonus depreciation for certain property placed in service between September 27, 2017 and December 31, 2022, at which point it will begin to phase out. The bonus depreciation provided by the Tax Act resulted in an estimated benefit of $298 million for us in 2022. We estimate the remaining tax deferral associated with bonus depreciation from these Acts is approximately $380 million at December 31, 2022, of which approximately 80%, or $303 million, will reverse in 2023, and the majority of the remainder will reverse between 2024 and 2025.

Merchandise Losses. Merchandise losses consist of the following:

(In thousands)	Year Ended December 31, 2022		2021		2020	
Customer stolen merchandise[1]	$	336,475	$	298,533	$	174,527
Other merchandise losses[2]		38,734		33,380		30,660
Total merchandise losses	$	375,209	$	331,913	$	205,187

[1] Increase in customer stolen merchandise losses for the twelve months ended December 31, 2022, compared to the corresponding period in 2021, is primarily due to increases in the US consumer price index and corresponding pressure on the discretionary income of our consumers, as described in the Results of Operations section above. In addition, the increase for the twelve months ended December 31, 2022, is also partly attributable to the timing of the acquisition of Acima Holdings on February 17, 2021, resulting in a partial period of losses for the first quarter of 2021.

[2] Other merchandise losses include unrepairable and missing merchandise, and loss/damage waiver claims.

Capital Expenditures. We make capital expenditures in order to maintain our existing operations, acquire new capital assets in new and acquired stores and invest in information technology. We spent $61.4 million, $62.5 million and $34.5 million on capital expenditures in the years 2022, 2021 and 2020, respectively.

Acquisitions and New Location Openings. During 2022, we acquired five rent-to-own store location and customer accounts for an aggregate purchase price of approximately $1.0 million. Four of the store locations were closed upon acquisition and consolidated into existing store operations in our Rent-A-Center Business segment and one remained open as part of our Rent-A-Center Business segment.

The tables below summarize the location activity for the years ended December 31, 2022, 2021 and 2020.

	Twelve Months Ended December 31, 2022			
	Rent-A-Center Business	Mexico	Franchising	Total
Locations at beginning of period[1]	1,846	123	466	2,435
New location openings	16	4	1	21
Conversions	1	—	(1)	—
Closed locations				
Merged with existing locations	(12)	(1)	—	(13)
Sold or closed with no surviving location	—	—	(19)	(19)
Locations at end of period[1]	1,851	126	447	2,424
Acquired locations closed and accounts merged with existing locations	4	—	—	4
Total approximate purchase price (in millions)	$ 1.0	$ —	$ —	$ 1.0

[1] Does not include locations in our Acima segment.

	Twelve Months Ended December 31, 2021			
	Rent-A-Center Business	Mexico	Franchising	Total
Locations at beginning of period[1]	1,845	121	462	2,428
New location openings	6	2	8	16
Conversions	1	—	(1)	—
Closed locations				
Merged with existing locations	(6)	—	—	(6)
Sold or closed with no surviving location	—	—	(3)	(3)
Locations at end of period[1]	1,846	123	466	2,435
Acquired and remains open	1	—	—	1
Total approximate purchase price (in millions)	$ 0.3	$ —	$ —	$ 0.3

[1] Does not include locations in our Acima segment.

	Twelve Months Ended December 31, 2020			
	Rent-A-Center Business	Mexico	Franchising	Total
Locations at beginning of period[1]	1,973	123	372	2,468
Conversions	(99)	—	99	—
Closed locations				
Merged with existing locations	(28)	(2)	—	(30)
Sold or closed with no surviving location	(1)	—	(9)	(10)
Locations at end of period[1]	1,845	121	462	2,428
Acquired locations closed and accounts merged with existing locations	2	—	—	2
Total approximate purchase price (in millions)	$ 0.7	$ —	$ —	$ 0.7

[1] Does not include locations in our Acima segment.

Senior Debt. On February 17, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, that provides for a five-year asset-based revolving credit facility with commitments of $550 million and a letter of credit sublimit of $150 million, which commitments may be increased, at our option and under certain conditions, by up to an additional $125 million in the aggregate (as amended on August 10, 2022, the "ABL Credit Facility"). Under the ABL Credit Facility, we may borrow only up to the lesser of the level of the then-current borrowing base and the aggregate amount of commitments under the ABL Credit Facility. The borrowing base is tied to the amount of eligible installment sales accounts, inventory and eligible rental contracts, reduced by certain reserves. The ABL Credit Facility bears interest at a fluctuating rate determined by reference to Term SOFR plus an applicable margin of 1.50% to 2.00%, which, as of February 20, 2023, was 6.818%. A commitment fee equal to 0.250% to 0.375% of the unused portion of the ABL Credit Facility fluctuates dependent upon average utilization for the prior month as defined by a pricing grid included in the documentation governing the ABL Credit Facility. Loans under the ABL Credit Facility may be borrowed, repaid and re-borrowed until February 17, 2026, at which time all amounts borrowed must be repaid.

The obligations under the ABL Credit Facility are guaranteed by us and certain of our wholly owned domestic restricted subsidiaries, subject to certain exceptions. The obligations under the ABL Credit Facility and such guarantees are secured on a first-priority basis by all of our and our subsidiary guarantors' accounts, inventory, deposit accounts, securities accounts, cash and cash equivalents, rental agreements, general intangibles (other than equity interests in our subsidiaries), chattel paper, instruments, documents, letter of credit rights, commercial tort claims related to the foregoing and other related assets and all proceeds thereof related to the foregoing, subject to permitted liens and certain exceptions (such assets, collectively, the "ABL Priority Collateral") and a second-priority basis in substantially all other present and future tangible and intangible personal property of ours and the subsidiary guarantors, subject to certain exceptions.

On February 17, 2021, we also entered into a term loan credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, that provides for a seven-year $875 million senior secured term loan facility (as amended on September 21, 2021, the "Term Loan Facility"). Subject in each case to certain restrictions and conditions, we may add up to $500 million of incremental term loan facilities to the Term Loan Facility or utilize incremental capacity under the Term Loan Facility at any time by issuing or incurring incremental equivalent term debt. Interest on borrowings under the Term Loan Facility is payable at a fluctuating rate of interest determined by reference to the eurodollar rate plus an applicable margin of 3.25%, subject to a 0.50% LIBOR floor. Borrowings under the Term Loan Facility amortize in equal quarterly installments in an amount equal to 1.000% per annum of the original aggregate principal amount thereof, with the remaining balance due at final maturity. The Term Loan Facility is secured by a first-priority security interest in substantially all of present and future tangible and intangible personal property of us and our subsidiary guarantors, other than the ABL Priority Collateral, and by a second-priority security interest in the ABL Priority Collateral, subject to certain exceptions. The obligations under the Term Loan Facility are guaranteed by us and our material wholly-owned domestic restricted subsidiaries that also guarantee the ABL Credit Facility.

The Term Loan Facility was fully drawn at the closing of the Acima Holdings acquisition to fund a portion of the Aggregate Cash Consideration, repay our outstanding indebtedness under the previous term loan facility, repay all outstanding indebtedness of Acima and its subsidiaries and pay certain fees and expenses incurred in connection with the Acima Holdings acquisition.

At February 20, 2023, we had outstanding borrowings of $859.7 million under the Term Loan Facility and available commitments of $395.6 million under our ABL Credit Facility, net of letters of credit.

See Note K of our consolidated financial statements included in this report for additional information regarding our senior debt.

Senior Notes. On February 17, 2021, we issued $450.0 million in senior unsecured notes due February 15, 2029, at par value, bearing interest at 6.375% (the "Notes"), the proceeds of which were used to fund a portion of the Aggregate Cash Consideration upon closing of the Acima Holdings acquisition. Interest on the Notes is payable in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. We may redeem some or all of the Notes at any time on or after February 15, 2024 for cash at the redemption prices set forth in the indenture governing the Notes, plus accrued and unpaid interest to, but not including, the redemption date. Prior to February 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 106.375% plus accrued and unpaid interest to, but not including, the redemption date. In addition, we may redeem some or all of the Notes prior to February 15, 2024, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date, plus a "make-whole" premium. If we experience specific kinds of change of control, we will be required to offer to purchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. See Note L of our consolidated financial statements included in this report for additional information regarding our senior notes.

Operating Leases. We lease space for all of our Rent-A-Center Business and Mexico stores under operating leases expiring at various times through 2032. In addition we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five year leases and contain renewal options for additional periods ranging from three to five years at rental rates adjusted according to agreed-upon formulas. As of December 31, 2022, our total remaining obligation for existing store lease contracts was approximately $349.0 million.

We lease vehicles for all of our Rent-A-Center Business stores under operating leases with lease terms expiring twelve months after the start date of the lease. We classify these leases as short-term and have elected the short-term lease exemption for our vehicle leases, and have therefore excluded them from our operating lease right-of-use assets within our Consolidated Balance Sheets. As of December 31, 2022, our total remaining minimum obligation for existing Rent-A-Center Business vehicle lease contracts was approximately $1.2 million.

We also lease vehicles for all of our Mexico stores which have terms expiring at various times through 2026 with rental rates adjusted periodically for inflation. As of December 31, 2022, our total remaining obligation for existing Mexico vehicle lease contracts was approximately $2.7 million.

Reference Note G of our consolidated financial statements included in this Annual Report on form 10-K for additional discussion of our store operating leases.

Uncertain Tax Position. As of December 31, 2022, we have recorded $5.1 million in uncertain tax positions. Although these positions represent a potential future cash liability to the Company, the amounts and timing of such payments are uncertain. Because of the uncertainty of the amounts to be ultimately paid as well as the timing of such payments, uncertain tax positions are not reflected in the contractual obligations table.

Seasonality. Our revenue mix is moderately seasonal, with the first quarter of each fiscal year generally providing higher merchandise sales than any other quarter during a fiscal year. Generally, our customers will more frequently exercise the early purchase option on their existing lease purchase agreements or purchase pre-leased merchandise off the showroom floor during the first quarter of each fiscal year, primarily due to the receipt of federal income tax refunds.

Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent losses and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. We believe the following are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical.

If we make changes to our reserves in accordance with the policies described below, our earnings would be impacted. Increases to our reserves would reduce earnings and, similarly, reductions to our reserves would increase our earnings. A pre-tax change of approximately $2.9 million in our estimates would result in a corresponding $0.01 change in our diluted earnings per common share as of December 31, 2022.

Self-Insurance Liabilities. We have self-insured retentions with respect to losses under our workers' compensation, general liability, vehicle liability and health insurance programs. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions.

We continually institute procedures to manage our loss exposure and increases in health care costs associated with our insurance claims through our risk management function, including a transitional duty program for injured workers, ongoing safety and accident prevention training, and various other programs designed to minimize losses and improve our loss experience in our store locations. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

As of December 31, 2022, the amount reserved for losses within our self-insured retentions with respect to workers' compensation, general liability and vehicle liability insurance was $81.2 million, as compared to $82.6 million at December 31, 2021. However, if any of the factors that contribute to the overall cost of insurance claims were to change, the actual amount incurred for our self-insurance liabilities could be more or less than the amounts currently reserved.

Rental Merchandise. Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise in Rent-A-Center Business, staffed Acima locations and Mexico stores is depreciated using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental purchase agreement period. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method. Depreciation of merchandise for Acima Holdings, which we acquired in February 2021, is recognized using a straight-line method over the term of the lease contract. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the customer. In addition, merchandise that is held for rent for at least 180 consecutive days is depreciated using the straight-line method over a period generally not to exceed 18 months, and smartphones are also depreciated on a straight-line basis over an 18-month period beginning with the earlier of on rent or 90 consecutive days held for rent.

Rental merchandise that is damaged and inoperable is expensed when such impairment occurs. If a customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center Business and Mexico segments, and during the month following the 120th day in our Acima virtual business and 150th day in our Acima staffed locations. Minor repairs made to rental merchandise are expensed at the time of the repair. In addition, we maintain a reserve for these expected losses, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period based on a combination of historical write-offs and expected future losses. As of December 31, 2022 and 2021, the reserve for merchandise losses was $93.6 million and $98.2 million, respectively.

Receivables and Allowance for Doubtful Accounts. The installment notes receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb any known or probable losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

Our trade and notes receivables consist primarily of amounts due from our lease-to-own customers for renewal and uncollected rental payments, adjusted for the probability of collection based on our assessment of historical collection rates; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate-related receivables. The majority of our Franchising trade and notes receivables relate to amounts due from franchisees for inventory purchases, earned royalties and other obligations. Credit is extended based on an evaluation of a franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days and are reported as amounts due from franchisees, net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. Franchising determines its allowance by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Franchising writes off trade receivables that are 90 or more days past due and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Income Taxes. Our annual tax rate is affected by many factors, including the mix of our earnings, legislation and acquisitions, and is based on our income, statutory tax rates and tax planning opportunities available to us in the jurisdictions in which we operate. Tax laws are complex and subject to differing interpretations between the taxpayer and the taxing authorities. Significant judgment is required in determining our tax expense, evaluating our tax positions and evaluating uncertainties. Deferred income tax assets represent amounts available to reduce income taxes payable in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight and assist us in determining recoverability. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. A number of years may elapse before a particular matter, for which we have recorded a liability, is audited and effectively settled. We review our tax positions quarterly and adjust our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available.

Valuation of Goodwill. We perform an assessment of goodwill for impairment at the reporting unit level annually on October 1, or between annual tests, if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors which could necessitate an interim impairment assessment include, but are not limited to, a sustained decline in our market capitalization, prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results.

Based on our assessment, if the fair value of the reporting unit exceeds its carrying value, then the goodwill is not deemed impaired. If the carrying value of the reporting unit exceeds fair value, goodwill is deemed impaired and the impairment is measured as the difference between the carrying value and the fair value of the respective reporting unit. As an alternative to performing a quantitative assessment to measure the fair value of the relevant unit, we may perform a qualitative assessment for impairment if we believe it is not more likely than not that the carrying value of the net assets of the reporting unit exceeds its fair value.

Our reporting units are our reportable operating segments identified in Note T to the consolidated financial statements. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain, and actual results may differ from those estimates. These estimates and assumptions include, but are not limited to, future cash flows based on revenue growth rates and operating margins, and future economic and market conditions approximated by a discount rate derived from our weighted average cost of capital. Factors that could affect our ability to achieve the expected growth rates or operating margins include, but are not limited to, the general strength of the economy and other economic conditions that affect consumer preferences and spending and factors that affect the disposable income of our current and potential customers. Factors that could affect our weighted average cost of capital include changes in interest rates and changes in our effective tax rate.

During the period from our 2021 goodwill impairment assessment through the third quarter 2022, we periodically analyzed whether any indicators of impairment had occurred, including by comparing the estimated fair value of the Company, as determined based on our consolidated stock price, to its net book value. As the estimated fair value of the Company was higher than its net book value during each of these periods, no additional testing was deemed necessary.

We completed a quantitative analysis as of October 1, 2022, concluding the estimated fair values of our reporting units exceeded their respective carrying values, and the related goodwill balances were not impaired. Please reference Note H in the Notes to our Consolidated Financial Statements for additional discussion of our 2022 impairment analysis and conclusions.

At December 31, 2022 and 2021, the amount of goodwill allocated to the Rent-A-Center Business segment was $1.5 million. At December 31, 2022 and 2021, the amount of goodwill allocated to the Acima segment was $288.3 million.

Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe our consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of our company as of, and for, the periods presented in this Annual Report on Form 10-K. However, we do not suggest that other general risk factors, such as those discussed elsewhere in this report as well as changes in our growth objectives or performance of new or acquired locations, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Interest Rate Sensitivity

As of December 31, 2022, we had $450 million in Notes outstanding at a fixed interest rate of 6.375%. We also had $859.7 million outstanding under the Term Loan Facility at interest rates indexed to the Eurodollar rate or the prime rate and $90.0 million outstanding under our ABL Credit Facility at interest rates indexed to Term SOFR. Carrying value approximates fair value for such indebtedness.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates. Our primary market risk exposure is fluctuations in interest rates. Monitoring and managing this risk is a continual process carried out by our senior management. We manage our market risk based on an ongoing assessment of trends in interest rates and economic developments, giving consideration to possible effects on both total return and reported earnings. As a result of such assessment, we may enter into swap contracts or other interest rate protection agreements from time to time to mitigate this risk.

Interest Rate Risk

We have outstanding debt with variable interest rates indexed to prime, Eurodollar rate, or Term SOFR that exposes us to the risk of increased interest costs if interest rates rise. As of December 31, 2022, we have not entered into any interest rate swap agreements. Based on our overall interest rate exposure at December 31, 2022, a hypothetical 1.0% increase or decrease in market interest rates would have the effect of causing an additional $9.6 million additional annualized pre-tax charge or credit to our consolidated statement of operations.

Foreign Currency Translation

We are exposed to market risk from foreign exchange rate fluctuations of the Mexican peso to the U.S. dollar as the financial position and operating results of our stores in Mexico are translated into U.S. dollars for consolidation. Resulting translation adjustments are recorded as a separate component of stockholders' equity.

Item 8. *Financial Statements and Supplementary Data.*


INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upbound Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upbound Group, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income**,** stockholders' equity and cash flows for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Merchandise Loss Reserve

Description of the Matter   As described in Note A to the consolidated financial statements, the Company maintains a $93.6 million reserve for expected merchandise losses from unreturned merchandise related to delinquent rental agreements. The Company estimates this reserve based on a combination of historical write-offs and expected future losses.

Auditing the Company's merchandise loss reserve was complex due to the level of uncertainty associated with management's assumptions used to estimate the reserve. In particular, management was required to estimate the amount of merchandise not expected to be returned related to delinquent accounts. The Company estimates expected losses from delinquent accounts based on historical write-off experience, including the number of days the account is past due and expectations about future losses from delinquent accounts at the end of the year.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's process to determine the valuation of the merchandise loss reserve. This included testing controls over the Company's review of the significant inputs underlying the reserve estimate, which include those mentioned above.

To test the adequacy of the Company's merchandise loss reserve, we performed substantive audit procedures that included, among others, testing the accuracy and completeness of the underlying data used in the reserve calculations and evaluating the Company's methodology for estimating future losses. We evaluated significant assumptions, including those mentioned above, that were used in management's calculation of the merchandise loss reserve. We also tested a sample of actual charge-offs to supporting documents to validate the number of days an account is delinquent before a write-off occurs for merchandise on rent. Among our other procedures, we performed sensitivity analyses over significant assumptions to evaluate the changes in the estimated merchandise loss reserve resulting from changes in the Company's significant assumptions.

Accrual for trade receivables

Description of the Matter   At December 31, 2022, the Company's accrual for trade receivables was $28.7 million , representing renewal and uncollected rental payments, adjusted for the probability of collection. As discussed in Note A to the consolidated financial statements, the Company estimates the probability of collection for renewal and uncollected rental payments based on an assessment that uses historical collection rates.

Auditing the Company's accrual for trade revenue was complex due to the level of uncertainty associated with management's assumptions used to estimate the accrual. In particular, management was required to estimate the probability of collecting renewal and uncollected rental payments from accounts that are past due. The Company estimates the probability of collection from past due accounts based on historical collection experience, including the probability of collection based on the number of days the account is past due and expectations about future collections from delinquent accounts at the end of the year.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to determine the accrual for trade receivables. This included testing controls over the Company’s review of the significant inputs underlying the accrual estimate, which include those mentioned above.

To test the Company’s accrual for trade receivables, we performed substantive audit procedures that included, among others, testing the accuracy and completeness of the underlying data used in the calculations and evaluating the Company’s methodology for estimating the probability of collection. We evaluated significant assumptions, including those mentioned above, that were used in management’s calculation of the accrual for trade receivables. We also performed a look-back analysis to compare the Company’s estimate for expected collections to the actual outcome for certain past due aging categories. Among our other procedures, we performed sensitivity analyses over significant assumptions to evaluate the changes in the estimated accrual for trade receivables resulting from changes in the Company's significant assumptions.

Self-Insurance Liabilities

Description of the Matter

As described in Note A to the consolidated financial statements, the Company recorded liabilities totaling $81.2 million associated with its self-insured retentions for workers’ compensation, general liability and vehicle liability insurance (collectively, the self-insurance liabilities). The self-insurance liabilities are established by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within the self-insured retentions.

Auditing the Company's self-insurance liabilities is complex and required us to use our actuarial specialists due to the significant measurement uncertainty associated with the estimates, management’s application of judgment, and the use of various actuarial methods. The Company’s analyses of the self-insurance liabilities consider a variety of factors, including the actuarial loss forecasts, company-specific development factors, general industry loss development factors and third-party claim administrator loss estimates of individual claims. The self-insurance liabilities are sensitive to changes in these factors.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over the self-insurance liabilities processes. For example, we tested controls over the factors mentioned above that management used in the calculations and the completeness and accuracy of the data underlying the ultimate expected losses.

To evaluate the reserve for self-insurance liabilities, we performed audit procedures that included, among others, testing the completeness and accuracy of the underlying claims data provided to management's actuarial specialist. Additionally, we involved our actuarial specialists to assist in our evaluation of the key factors mentioned above and the methodologies applied by management's specialist to establish the actuarially determined ultimate expected losses and develop a range for ultimate expected loss estimates based on independently developed assumptions, which we compared to the Company's recorded reserves for self-insurance liabilities.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

Dallas, Texas
February 24, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Upbound Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Upbound Group, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Upbound Group, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years then ended and the related notes and our report dated February 24, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Dallas, Texas

February 24, 2023

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to management and the Company's Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions, or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*.

Based on this assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included elsewhere in this Annual Report on Form 10-K.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
(In thousands, except per share data)	**2022**	**2021**	**2020**
Revenues			
Store			
Rentals and fees	$ 3,375,453	$ 3,522,453	$ 2,263,091
Merchandise sales	675,288	829,222	378,717
Installment sales	72,328	73,585	68,500
Other	4,975	4,148	3,845
Total store revenues	4,128,044	4,429,408	2,714,153
Franchise			
Merchandise sales	91,350	126,856	80,023
Royalty income and fees	25,998	27,187	20,015
Total revenues	4,245,392	4,583,451	2,814,191
Cost of revenues			
Store			
Cost of rentals and fees	1,268,809	1,260,434	655,612
Cost of merchandise sold	779,789	935,765	382,182
Cost of installment sales	25,547	25,637	24,111
Total cost of store revenues	2,074,145	2,221,836	1,061,905
Franchise cost of merchandise sold	91,715	126,603	80,134
Total cost of revenues	2,165,860	2,348,439	1,142,039
Gross profit	2,079,532	2,235,012	1,672,152
Operating expenses			
Store expenses			
Labor	634,341	644,763	579,125
Other store expenses	821,821	770,073	609,370
General and administrative expenses	186,470	194,894	153,108
Depreciation, amortization and write-down of intangibles	53,079	54,830	56,658
Other charges	235,283	289,913	36,555
Total operating expenses	1,930,994	1,954,473	1,434,816
Operating profit	148,538	280,539	237,336
Debt refinancing charges	—	15,582	—
Interest expense	87,708	70,874	15,325
Interest income	(641)	(221)	(768)
Earnings before income taxes	61,471	194,304	222,779
Income tax expense	49,114	59,364	14,664
Net earnings	$ 12,357	$ 134,940	$ 208,115
Basic earnings per common share	$ 0.23	$ 2.37	$ 3.84
Diluted earnings per common share	$ 0.21	$ 2.02	$ 3.73
Cash dividends declared per common share	$ 1.36	$ 1.27	$ 1.18

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Net earnings	$	12,357	$	134,940	$	208,115
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax of $464, $(259), and $(193) for 2022, 2021, and 2020, respectively		1,745		(975)		(726)
Total other comprehensive income (loss)		1,745		(975)		(726)
Comprehensive income	$	14,102	$	133,965	$	207,389

See accompanying notes to consolidated financial statements.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,		
(In thousands, except share and par value data)		**2022**		**2021**
ASSETS				
Cash and cash equivalents	$	144,141	$	108,333
Receivables, net of allowance for doubtful accounts of $13,214 and $8,479 in 2022 and 2021, respectively		111,865		126,378
Prepaid expenses and other assets		46,070		63,468
Rental merchandise, net				
On rent		989,869		1,173,024
Held for rent		134,959		132,984
Merchandise held for installment sale		6,988		6,405
Property assets, net of accumulated depreciation of $576,675 and $557,453 in 2022 and 2021, respectively		295,371		308,098
Operating lease right-of-use assets		302,311		291,338
Deferred tax asset		82,886		68,391
Goodwill		289,750		289,750
Other intangible assets, net		359,409		425,158
Total assets	$	2,763,619	$	2,993,327
LIABILITIES				
Accounts payable — trade	$	155,449	$	135,666
Accrued liabilities		320,624		362,708
Operating lease liabilities		305,556		296,535
Deferred tax liability		87,986		113,943
Senior debt, net		930,902		1,135,207
Senior notes, net		437,956		435,992
Total liabilities		2,238,473		2,480,051
STOCKHOLDERS' EQUITY				
Common stock, $0.01 par value; 250,000,000 shares authorized; 125,028,169 and 124,398,373 shares issued in 2022 and 2021, respectively		1,080		1,065
Additional paid-in capital		1,298,094		1,146,509
Retained earnings		1,077,189		1,143,647
Treasury stock at cost, 69,354,651 and 65,790,667 shares in 2022 and 2021, respectively		(1,840,591)		(1,765,574)
Accumulated other comprehensive loss		(10,626)		(12,371)
Total stockholders' equity		525,146		513,276
Total liabilities and stockholders' equity	$	2,763,619	$	2,993,327

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
Balance at January 1, 2020	111,166	$ 1,110	$ 869,617	$ 947,875	$ (1,348,969)	$ (10,670)	$ 458,963
ASC 326 adoption	—	—	—	(769)	—	—	(769)
Net earnings	—	—	—	208,115	—	—	208,115
Other comprehensive loss	—	—	—	—	—	(726)	(726)
Purchase of treasury stock	—	(14)	—	—	(26,572)	—	(26,586)
Exercise of stock options	494	5	10,275	—	—	—	10,280
Vesting of restricted share units	521	4	(4)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(5,270)	—	—	—	(5,270)
Stock-based compensation	—	—	12,284	—	—	—	12,284
Dividends Declared	—	—	—	(64,211)	—	—	(64,211)
Balance at December 31, 2020	112,181	$ 1,105	$ 886,902	$ 1,091,010	$ (1,375,541)	$ (11,396)	$ 592,080
Net earnings	—	—	—	134,940	—	—	134,940
Other comprehensive loss	—	—	—	—	—	(975)	(975)
Purchase of treasury stock	—	(79)	—	—	(390,033)	—	(390,112)
Exercise of stock options	477	4	12,050	—	—	—	12,054
Vesting of restricted share units	960	8	(8)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(20,903)	—	—	—	(20,903)
Stock-based compensation	—	—	147,554	—	—	—	147,554
Dividends Declared	—	—	—	(82,303)	—	—	(82,303)
Acima acquisition	10,780	27	120,914	—	—	—	120,941
Balance at December 31, 2021	124,398	$ 1,065	$ 1,146,509	$ 1,143,647	$ (1,765,574)	$ (12,371)	$ 513,276
Net earnings	—	—	—	12,357	—	—	12,357
Other comprehensive income	—	—	—	—	—	1,745	1,745
Purchase of treasury stock	—	(35)	—	—	(75,017)	—	(75,052)
Exercise of stock options	110	1	1,785	—	—	—	1,786
Vesting of restricted share units	520	49	(49)	—	—	—	—
Tax effect of stock awards vested and options exercised	—	—	(9,509)	—	—	—	(9,509)
Stock-based compensation	—	—	159,358	—	—	—	159,358
Dividends Declared	—	—	—	(78,815)	—	—	(78,815)
Balance at December 31, 2022	125,028	$ 1,080	$ 1,298,094	$ 1,077,189	$ (1,840,591)	$ (10,626)	$ 525,146

See accompanying notes to consolidated financial statements.

UPBOUND GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
(In thousands)	2022	2021	2020
Cash flows from operating activities			
Net earnings	$ 12,357	$ 134,940	$ 208,115
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation of rental merchandise	1,229,136	1,216,735	633,695
Bad debt expense	24,658	14,397	14,635
Stock-based compensation expense	159,358	147,554	12,284
Depreciation of property assets	67,981	67,091	55,597
Loss on sale or disposal of property assets	6,080	353	18,215
Amortization of intangibles	65,890	102,742	1,070
Amortization of financing fees	6,409	6,008	1,577
Write-off of debt financing fees	—	9,926	—
Deferred income taxes	(41,209)	48,315	(6,605)
Changes in operating assets and liabilities, net of effects of acquisitions			
Rental merchandise	(1,047,687)	(1,273,734)	(736,444)
Receivables	(10,145)	(25,516)	(20,674)
Prepaid expenses and other assets	17,398	(12,766)	(3,963)
Operating lease right-of-use assets and lease liabilities	(1,952)	2,712	(1,543)
Accounts payable — trade	19,783	(66,419)	17,943
Accrued liabilities	(39,597)	19,960	42,600
Net cash provided by operating activities	468,460	392,298	236,502
Cash flows from investing activities			
Purchase of property assets	(61,387)	(62,450)	(34,545)
Proceeds from sale of assets	52	4	14,477
Hurricane insurance recovery proceeds	—	—	158
Acquisitions of businesses	(995)	(1,273,528)	(700)
Net cash used in investing activities	(62,330)	(1,335,974)	(20,610)
Cash flows from financing activities			
Share repurchases	(75,052)	(390,112)	(26,572)
Exercise of stock options	1,786	12,054	10,280
Shares withheld for payment of employee tax withholdings	(9,509)	(20,903)	(5,270)
Debt issuance costs	—	(47,622)	—
Proceeds from debt	90,000	1,780,000	198,000
Repayments of debt	(298,750)	(369,063)	(240,000)
Dividends paid	(79,188)	(71,505)	(63,119)
Net cash (used in) provided by financing activities	(370,713)	892,849	(126,681)
Effect of exchange rate changes on cash	391	(289)	(256)
Net increase (decrease) in cash and cash equivalents	35,808	(51,116)	88,955
Cash and cash equivalents at beginning of year	108,333	159,449	70,494
Cash and cash equivalents at end of year	$ 144,141	$ 108,333	$ 159,449
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 71,195	$ 51,071	$ 14,222
Income taxes (excludes $725, $1,571, and $32,318 of income taxes refunded in 2022, 2021, and 2020, respectively)	$ 72,307	$ 19,340	$ 51,569

See accompanying notes to consolidated financial statements.

Note A — Nature of Operations and Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation and Nature of Operations

In February 2023, we changed our corporate name from Rent-A-Center, Inc. to Upbound Group, Inc. The financial statements included herein include the accounts of Upbound Group, Inc., and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context indicates otherwise, references to "Upbound Group, Inc." refer only to Upbound Group, Inc., the parent, and references to the "Company," "we," "us" and "our" refer to the consolidated business operations of Upbound Group, Inc. and any or all of its direct and indirect subsidiaries. We report four operating segments: Rent-A-Center Business, Acima (formerly Preferred Lease), Mexico and Franchising.

Our Rent-A-Center Business segment consists of company-owned lease-to-own stores in the United States and Puerto Rico that lease household durable goods to customers on a lease-to-own basis. We also offer merchandise on an installment sales basis in certain of our stores under the names "Get It Now" and "Home Choice." Our Rent-A-Center Business segment operates through our company-owned stores and e-commerce platform through rentacenter.com. At December 31, 2022, we operated 1,851 company-owned stores nationwide and in Puerto Rico, including 48 retail installment sales stores.

Our Acima segment, which operates in the United States and Puerto Rico, which includes the operations of Acima Holdings (as defined in Note B below) acquired in February 2021 and our previous Preferred Lease virtual and staffed locations, generally offers the lease-to-own transaction to consumers who do not qualify for financing from the traditional retailer through staffed or unstaffed kiosks located within such retailer's locations, or other virtual options. Virtual locations employ a virtual solution where customers, either directly or with the assistance of a representative of the third-party retailer, initiate the lease-to-own transaction online in the retailers' locations using our virtual solutions.

Our Mexico segment consists of our company-owned lease-to-own stores in Mexico that lease household durable goods to customers on a lease-to-own basis. At December 31, 2022, we operated 126 stores in Mexico.

Rent-A-Center Franchising International, Inc., an indirect wholly-owned subsidiary of Rent-A-Center, is a franchisor of lease-to-own stores. At December 31, 2022, Franchising had 447 franchised stores operating in 31 states. Our Franchising segment's primary source of revenue is the sale of rental merchandise to its franchisees, who in turn offer the merchandise to the general public for rent or purchase under a lease-to-own transaction. The balance of our Franchising segment's revenue is generated primarily from royalties based on franchisees' monthly gross revenues.

Rental Merchandise

Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise in Rent-A-Center Business, staffed Acima locations and Mexico stores is depreciated using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental purchase agreement period. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method. Lease merchandise in Acima Holdings is depreciated over the lease term using a straight-line depreciation method. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the customer. In addition, we depreciate merchandise that is held for rent for at least 180 consecutive days using the straight-line method over a period generally not to exceed 18 months. Smartphones are depreciated over an 18-month straight-line basis beginning with the earlier of on rent or 90 consecutive days held for rent. Depreciation of merchandise in our virtual business is recognized using a straight-line method over the term of the lease contract.

Rental merchandise that is damaged and inoperable is expensed when such impairment occurs. If a customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the 90th day following the time the account became past due in the Rent-A-Center Business and Mexico segments, and during the month following the 120th day in our Acima virtual business and 150th day in our Acima staffed locations. Minor repairs made to rental merchandise are expensed at the time of the repair. In addition, we maintain a reserve for these expected losses, which estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period based on a combination of historical write-offs and expected future losses. As of December 31, 2022 and 2021, the reserve for merchandise losses was $93.6 million and $98.2 million, respectively. Expenses related to merchandise losses, damaged merchandise, or merchandise repairs are recorded to other store expenses in our Consolidated

Statement of Operations and were $375.2 million, $331.9 million, and $205.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less. We maintain cash and cash equivalents at several financial institutions, which at times may not be federally insured or may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risks on such accounts.

Revenues

Rental merchandise is leased to customers pursuant to lease-to-own agreements which provide for weekly, bi-weekly, semi-monthly or monthly terms with non-refundable lease payments. Generally, the customer has the right to acquire title of the merchandise either through a purchase option or through payment of all required lease terms. Rental revenue and fees are recognized over the lease term and merchandise sales revenue is recognized when the customer exercises the purchase option and pays the cash price due. Cash received prior to the period in which it should be recognized is deferred and recognized according to the lease term. Revenue is accrued for uncollected amounts due based on historical collection experience. However, the total amount of the lease-to-own agreement is not accrued because the customer can elect not to renew the lease-to-own agreement at any time and we cannot enforce collection for non-payment of future lease payments.

Revenues from the sale of merchandise in our retail installment stores are recognized when the installment note is signed, the customer has taken possession of the merchandise and collectability is reasonably assured.

Franchise revenues from the sale of rental merchandise are recognized upon shipment of the merchandise to the franchisee. Franchise royalty income and fee revenue is recognized upon completion of substantially all services and satisfaction of all material conditions required under the terms of the franchise agreement. Initial franchise fees charged to franchisees for new or converted franchise stores are recognized on a straight-line basis over the term of the franchise agreement.

Receivables and Allowance for Doubtful Accounts

The installment notes receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb any known or probable losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

Our trade and notes receivables consist primarily of amounts due from our lease-to-own customers for renewal and uncollected rental payments, adjusted for the probability of collection based on our assessment of historical collection rates; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate related receivables. The majority of our Franchising trade and notes receivables relate to amounts due from franchisees for inventory purchases, earned royalties and other obligations. Credit is extended based on an evaluation of a franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days and are reported as amounts due from franchisees, net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. Franchising determines its allowance by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Franchising writes off trade receivables that are 90 or more days past due and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property Assets and Related Depreciation

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally 5 years) on the straight-line method. Leasehold improvements are amortized over the useful life of the asset or the initial term of the applicable leases on the straight-line method, whichever is shorter.

We have incurred costs to develop computer software for internal use. We capitalize the costs incurred during the application development stage, which includes designing the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary stages along with post-implementation stages of internally developed software are expensed as incurred. Internally developed software costs, once placed in service, are amortized over various periods up to 10 years.

We incur repair and maintenance expenses on our vehicles and equipment. These amounts are recognized when incurred, unless such repairs significantly extend the life of the asset, in which case we amortize the cost of the repairs for the remaining useful life of the asset utilizing the straight-line method.

Goodwill and Other Intangible Assets

We record goodwill when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not subject to amortization but must be periodically evaluated for impairment for each reporting unit. Impairment occurs when the carrying value of goodwill is not recoverable from future cash flows. We perform an assessment of goodwill for impairment at the reporting unit level annually as of October 1, or when events or circumstances indicate that impairment may have occurred.

Our reporting units are our reportable operating segments. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results.

Based on our assessment, if the fair value of the reporting unit exceeds its carrying value, then the goodwill is not deemed impaired. If the carrying value of the reporting unit exceeds fair value, goodwill is deemed impaired and the impairment is measured as the difference between the carrying value and the fair value of the respective reporting unit. We determine the fair value of each reporting unit using methodologies which include the present value of estimated future cash flows. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are generally based upon our weighted average cost of capital.

As an alternative to performing a quantitative assessment to measure the fair value of the reporting unit, the Company may perform a qualitative assessment for impairment if it believes it is not more likely than not that the carrying value of the net assets of the reporting unit exceeds its fair value.

At December 31, 2022, the amount of goodwill attributable to the Rent-A-Center Business and Acima segments was approximately $1.5 million and $288.3 million, respectively. We currently do not have goodwill balances attributable to our Mexico or Franchising segments.

Acquired intangible assets are recorded at their estimated fair value as of the date of acquisition and generally include customer relationships, merchant relationships, non-compete agreements and trade names. Customer relationships are generally amortized over a 21-month period, excluding Relationships with Existing Lessees recently acquired from Acima Holdings which are being amortized over 12 months. Non-compete Agreements are amortized over the contractual life of the agreements, Merchant Relationships are amortized over a 7 to 15 year period, and Trade Names and other intangible assets are amortized over the estimated life of the asset. Intangible assets are amortized using methods that we believe reflect the pattern in which the economic benefits of the related asset are consumed unless such pattern cannot be reliably determined, in which case we amortize using a straight-line amortization method.

Accounting for Impairment of Long-Lived Assets

We evaluate all long-lived assets, including intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the related assets may not be recoverable by the undiscounted net cash flows they will generate. Impairment is recognized when the carrying amounts of such assets exceed their fair value. We determine the fair value of our long-lived assets using methodologies which include the present value of estimated future cash flows of the asset, or related fair market values for similar assets.

Self-Insurance Liabilities

We have self-insured retentions with respect to losses under our workers' compensation, general liability, vehicle liability and health insurance programs. We establish reserves for our liabilities associated with these losses by obtaining forecasts for the ultimate expected losses and estimating amounts needed to pay losses within our self-insured retentions. We make assumptions on our liabilities within our self-insured retentions using actuarial loss forecasts, company-specific development factors, general industry loss development factors, and third-party claim administrator loss estimates which are based on known facts surrounding individual claims. These assumptions incorporate expected increases in health care costs. Periodically, we reevaluate our estimate of liability within our self-insured retentions. At that time, we evaluate the adequacy of our reserves by comparing amounts reserved on our balance sheet for anticipated losses to our updated actuarial loss forecasts and third-party claim administrator loss estimates, and make adjustments to our reserves as needed.

Foreign Currency Translation

The functional currency of our foreign operations is the applicable local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are generally translated at a daily exchange rate and equity transactions are translated using the actual rate on the day of the transaction.

Other Comprehensive Income (Loss)

Other (loss) comprehensive income is comprised exclusively of our foreign currency translation adjustment.

Income Taxes

We record deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the enacted tax rate expected to be in effect when those temporary differences are expected to be recovered or settled. Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting in a different period in our tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits and net operating loss carryforwards (NOLs), as represented by deferred tax assets. We evaluate the recoverability of these future tax deductions and credits by assessing the future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight and assist us in determining recoverability. When it is determined the recovery of all or a portion of a deferred tax asset is not likely, a valuation allowance is established. We include NOLs in the calculation of deferred tax assets. NOLs are utilized to the extent allowable due to the provisions of the Internal Revenue Code of 1986, as amended, and relevant state statutes.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. A number of years may elapse before a particular matter, for which we have recorded a liability, is audited and effectively settled. We review our tax positions quarterly and adjust our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the relevant taxing authority to examine the tax position, or when more information becomes available. We classify accrued interest and penalties related to unrecognized tax benefits as interest expense and general & administrative expense, respectively.

Sales Taxes

We apply the net basis for sales taxes imposed on our goods and services in our Consolidated Statements of Operations. We are required by the applicable governmental authorities to collect and remit sales taxes. Accordingly, such amounts are charged to the customer, collected and remitted directly to the appropriate jurisdictional entity.

Earnings Per Common Share

Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options and vesting of stock awards at the beginning of the year, or for the period outstanding during the year for current year issuances.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $53.6 million, $73.9 million, and $50.9 million, for the years ended December 31, 2022, 2021, and 2020, respectively. Advertising expense is net of vendor allowances of $20.0 million, $21.6 million, and $24.8 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees and directors, which are described more fully in Note O. We recognize share-based payment awards to our employees and directors at the estimated fair value on the grant date. Determining the fair value of any share-based award requires information about several variables that include, but are not limited to, expected stock volatility over the term of the award, expected dividend yields, and the risk free interest rate. We base the expected term on historical exercise and post-vesting employment-termination experience, and expected volatility on historical realized volatility trends. In addition, all stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed at least annually as actual forfeitures occur. Compensation costs are recognized net of estimated forfeitures over the requisite service period on a straight-line basis. We issue new shares to settle stock awards. Stock options are valued using a Black-Scholes pricing model. Time-vesting restricted stock units are valued using the closing price on the Nasdaq Global Select Market on the day before the grant date. Performance-based restricted stock units will vest in accordance with a total shareholder return formula, and are valued by a third-party valuation firm using Monte Carlo simulations.

Reclassifications

Certain reclassifications may be made to the reported amounts for prior periods to conform to the current period presentation. These reclassifications have no impact on net earnings or earnings per share in any period. There were no reclassifications of reported amounts for prior periods included in the financial statements of our Annual Report on Form 10-K for the year ended December 31, 2022.

Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent losses and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. However, uncertainties, including future unknown impacts from recent macro-economic trends, including related to the COVID-19 pandemic, and consumer spending behavior, may affect certain estimates and assumptions inherent in the financial reporting process, which may impact reported amounts of assets and liabilities in future periods and cause actual results to differ from those estimates.

Newly Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. As of December 31, 2022, we believe the impact of any recently issued standards that are not yet effective are either not applicable to us at this time, or will not have a material impact on our consolidated financial statements upon adoption.

Note B — Acquisitions and Divestitures

Acima Acquisition

On February 17, 2021, we completed the acquisition of Acima Holdings, LLC ("Acima Holdings"). Acima Holdings is a leading platform offering customers virtual lease-to-own solutions at the point-of-sale via web and mobile technology.

In accordance with the agreement and plan of merger entered into in connections with the transaction (the "Merger Agreement"), we issued to the former owners of Acima Holdings an aggregate of 10,779,923 shares of our common stock (the "Aggregate Stock Consideration") and paid to them aggregate cash consideration of $1.3 billion (the "Aggregate Cash Consideration"). In accordance with the terms of the Merger Agreement, the portion of the Aggregate Stock Consideration issued to employee former owners of Acima Holdings, is subject to restricted stock agreements providing vesting conditions over a 36-month period that began upon closing of the transaction. The portion of the Aggregate Stock Consideration issued to nonemployee former owners of Acima Holdings were previously subject to the terms of an 18-month lockup agreement, which expired on August 17, 2022. Following the expiration of the lock-up agreement, all shares of our common stock received by non-employee former owners in the transaction have now become transferable. We entered into a Registration Rights Agreement at the closing of the transaction pursuant to which certain former owners of Acima are entitled to registration rights in respect of the portion of the Aggregate Stock Consideration received by them in the transaction.

The aggregate purchase price calculated in accordance with accounting standards under U.S. GAAP was approximately $1.4 billion, including the Aggregate Cash Consideration, and the 2,683,328 shares of the Aggregate Stock Consideration issued to non-employee former owners of Acima Holdings, valued at $51.14 per share, as of the closing date and discounted for lack of marketability on account of the transfer restrictions described above. The Aggregate Cash Consideration for the acquisition was financed with a combination of cash on hand, borrowings under our ABL Credit Facility and proceeds from issuances under our Term Loan Facility, as defined in Note K, in addition to proceeds from the issuance of new unsecured senior notes. See Note K and Note L for additional information.

The aggregate purchase price excludes the remaining 8,096,595 shares of the Aggregate Stock Consideration issued to employee former owners of Acima Holdings. Such shares were valued at $414.1 million, based on the per share price of $51.14 as of the date of closing. These shares are instead being recognized as stock-based compensation expense subject to ASC Topic 718, "Stock-based Compensation", over the required vesting period, and recorded to Other charges in our Consolidated Statements of Operations.

Assets acquired and liabilities assumed in connection with the acquisition have been recorded at their fair values. The following table provides the estimated fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date:

(in thousands)		February 17, 2021
Aggregate cash consideration	$	1,273,263
Aggregate stock consideration, subject to lockup agreements		120,929
Total Purchase price	$	1,394,192
ASSETS ACQUIRED		
Receivables, net[(1)]	$	25,255
Prepaid expenses and other assets		700
Rental merchandise		
On rent		340,575
Property assets		171,455
Operating lease right-of-use assets		9,136
Deferred income taxes		28,559
Goodwill		219,530
Other intangible assets		520,000
Total assets acquired	$	1,315,210
LIABILITIES ASSUMED		
Accounts payable - trade		16,023
Accrued liabilities		11,716
Operating lease liabilities		9,689
Deferred income taxes		(116,410)
Total liabilities assumed		(78,982)
Total equity value	$	1,394,192

[(1)] Includes gross contractual receivables of $61.6 million related to merchandise lease contracts, of which $34.7 million were estimated to be uncollectible.

Carrying value for assets and liabilities assumed as part of the acquisition, including receivables, prepaid expenses and other assets, accounts payable and accrued liabilities were recorded as fair value, as of the date of acquisition, due to the short term nature of these balances. Operating lease right-of-use assets and liabilities were recorded as the discounted value of future obligations in accordance with ASC Topic 842, "Leases". The fair value measurements for acquired intangible assets and developed technology were primarily based on significant unobservable inputs (Level 3) developed using company-specific information. Certain fair values were determined based on an independent valuation of the net assets acquired, including

$340.6 million of rental merchandise and $520 million of identifiable intangible assets with an estimated weighted average useful life of 8 years, as follows:

Asset Class		Estimated Fair Value (in thousands)	Estimated Remaining Useful Life (in years)
Merchant relationships	$	380,000	10
Relationship with existing lessees		60,000	1
Trade name		40,000	7
Non-compete agreements		40,000	3

Developed technology, included in Property assets, net, in line with our accounting policies, was also acquired with a value of $170.0 million and an estimated remaining useful life of 10 years. The fair value for these intangible and property assets were estimated using common industry valuation methods for similar asset types, based primarily on cost inputs and projected cash flows.

In addition, we recorded goodwill of $219.5 million in our Acima operating segment, which consists of the excess of the net purchase price over the fair value of the net assets acquired. Goodwill represents expected cost and revenue synergies and other benefits expected to result within our retail partner business from the acquisition of Acima Holdings. The total value of goodwill for tax purposes differs from recorded goodwill as a result of the Aggregate Stock Consideration subject to restricted stock agreements, differences in value assigned to other purchased assets, and acquisition-related expenses. Tax goodwill will be amortized over 15 years.

Acima Holdings' results of operations are reflected in our Consolidated Statements of Operations from the date of acquisition.

Subsequent to the date of acquisition, we recorded certain adjustments to the purchase price allocation within the measurement period. Total cumulative measurement period adjustments resulted in a decrease to goodwill of approximately $(22.2) million. The purchase price allocation for the Acima Holdings acquisition was complete as of December 31, 2021.

In connection with this acquisition, we incurred approximately $23.9 million in acquisition-related expenses including expenses related to legal, professional, and banking transaction fees, which are treated as an addition to goodwill for tax purposes. These costs were included in Other charges in our Consolidated Statements of Operations.

The following unaudited pro forma combined results of operations present our financial results as if the acquisition of Acima had been completed on January 1, 2020. These unaudited pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations. The unaudited pro forma information reflects the step-up and step-down depreciation and amortization adjustments for the fair value of the assets acquired, adjustments to stock compensation expense as a result of Aggregate Stock Consideration subject to restricted stock awards, the adjustments in interest expense due to the elimination of historical debt and placement of the new debt, and the related adjustments to the income tax provision. In addition, the pro forma net income has been adjusted to include transaction expenses and other non-recurring costs as of January 1, 2020. The unaudited pro forma financial information is as follows:

		Year Ended December 31,		
(in thousands)		**2021**		**2020**
		(unaudited)		(unaudited)
Pro Forma total revenues	$	4,778,055	$	4,071,990
Pro Forma net earnings[1]		178,103		66,352

[1] Total pro forma adjustments to net earnings represented an increase of $16.0 million and a decrease of $356.8 million for the twelve months ended December 31, 2021 and 2020, respectively.

The amounts of revenue and earnings of Acima Holdings included in our Consolidated Statements of Operations as of December 31, 2021 from the acquisition date of February 17th 2021 are as follows:

		February 17, 2021 - December 31, 2021
(in thousands)		
		audited
Total revenues	$	1,495,746
Net earnings[1]		119,183

[1] Net Earnings includes amortization of intangible assets acquired upon closing of the Acima Holdings acquisition.

Other Acquisitions

The following table provides information concerning other store acquisitions completed during the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,		
(Dollar amounts in thousands)	**2022**	**2021**	**2020**
Number of stores acquired remaining open	1	1	—
Number of stores acquired that were merged with existing stores	4	—	2
Number of transactions	5	1	2
Total purchase price	$ 995	$ 278	$ 700
Amounts allocated to:			
Goodwill	$ —	$ —	$ —
Customer relationships	141	30	177
Rental merchandise	854	248	523

Operating results of the acquired stores and accounts have been included in the financial statements since their date of acquisition.

California Refranchise Sale

On October 5, 2020, we sold all 99 Rent-A-Center Business corporate stores in the state of California to an experienced franchisee. We received cash consideration of approximately $16.0 million, including approximately $1.0 million in respect of related franchise fees. The sale included idle and on-rent inventory of approximately $30.0 million and property assets of approximately $0.8 million, resulting in a total loss on sale of approximately $16.6 million. The loss on sale was recorded to Other charges in our Consolidated Statement of Operations in the twelve months ended December 31, 2020.

Note C — Revenues

The following tables disaggregates our revenue:

	Twelve Months Ended December 31, 2022				
(In thousands)	Rent-A-Center Business	Acima[1]	Mexico	Franchising	Consolidated
Store					
Rentals and fees	$ 1,724,541	$ 1,589,708	$ 61,204	$ —	$ 3,375,453
Merchandise sales	151,745	520,077	3,466	—	675,288
Installment sales	72,328	—	—	—	72,328
Other	1,250	535	210	2,980	4,975
Total store revenues	1,949,864	2,110,320	64,880	2,980	4,128,044
Franchise					
Merchandise sales	—	—	—	91,350	91,350
Royalty income and fees	—	—	—	25,998	25,998
Total revenues	$ 1,949,864	$ 2,110,320	$ 64,880	$ 120,328	$ 4,245,392

[1] Represents revenues for our Acima segment, as defined in Note B.

(In thousands)	Twelve Months Ended December 31, 2021				
	Rent-A-Center Business	Acima[1]	Mexico	Franchising	Consolidated
Store					
Rentals and fees	$ 1,762,847	$ 1,701,532	$ 58,074	$ —	3,522,453
Merchandise sales	199,781	626,166	3,275	—	829,222
Installment sales	73,585	—	—	—	73,585
Other	1,636	391	54	2,067	4,148
Total store revenues	2,037,849	2,328,089	61,403	2,067	4,429,408
Franchise					
Merchandise sales	—	—	—	126,856	126,856
Royalty income and fees	—	—	—	27,187	27,187
Total revenues	$ 2,037,849	$ 2,328,089	$ 61,403	$ 156,110	$ 4,583,451

[1] Represents revenues for our Acima segment, as defined in Note B.

(In thousands)	Twelve Months Ended December 31, 2020				
	Rent-A-Center Business	Acima[1]	Mexico	Franchising	Consolidated
Store					
Rentals and fees	$ 1,604,615	$ 610,908	$ 47,568	$ —	$ 2,263,091
Merchandise sales	177,223	198,517	2,977	—	378,717
Installment sales	68,500	—	—	—	68,500
Other	2,303	726	38	778	3,845
Total store revenues	1,852,641	810,151	50,583	778	2,714,153
Franchise					
Merchandise sales	—	—	—	80,023	80,023
Royalty income and fees	—	—	—	20,015	20,015
Total revenues	$ 1,852,641	$ 810,151	$ 50,583	$ 100,816	$ 2,814,191

[1] Represents revenues for our Acima segment, as defined in Note B.

Lease Purchase Agreements

Rent-A-Center Business, Acima, and Mexico

Rentals and Fees. Rental merchandise is leased to customers pursuant to lease-to-own agreements which provide for weekly, bi-weekly, semi-monthly or monthly terms with non-refundable lease payments. At the expiration of each lease term, customers may renew the lease-to-own agreement for the next lease term. Generally, the customer has the right to acquire title of the merchandise either through a purchase option or through payment of all required lease terms. Customers can terminate the lease-to-own agreement at the end of any lease term without penalty. Therefore, lease-to-own agreements are accounted for as operating leases.

Lease payments received at our Rent-A-Center Business stores, certain Acima staffed locations formerly operating under the Preferred Lease brand, and Mexico stores must be prepaid in advance of the next lease term. Under the Acima Holdings business model, revenues may be earned prior to the lease payment due date, in which case revenue is accrued prior to receipt of the lease payment, net of estimated returns and uncollectible renewal payments. Under both models, rental revenue is recognized over the lease term. See Note D for additional information regarding accrued lease revenue.

Cash received for rental payments, including fees, prior to the period in which it should be recognized, is deferred and recognized according to the lease term. At December 31, 2022 and 2021, we had $54.9 million and $51.7 million, respectively, in deferred revenue included in accrued liabilities related to our lease-to-own agreements. Revenue related to various payment, reinstatement or late fees is recognized when paid by the customer at the point service is provided. Rental merchandise in our Rent-A-Center Business, former Preferred Lease locations, and Mexico stores is depreciated using the income forecasting method and recognized in cost of rentals and fees in our Consolidated Statement of Operations over the lease term. Lease merchandise in Acima Holdings is depreciated over the lease term using a straight-line depreciation method. Under the income forecasting method, the consumption of lease merchandise occurs during periods of rental and depreciation directly coincides with the receipt of rental revenue over the lease-to-own contract period. Depreciation under the straight-line method is recognized each period over the term of the lease-to-own contract irrespective of receipt of revenue payments from the customer.

We also offer additional product plans along with our rental agreements which provide customers with liability protection against significant damage or loss of a product, and club membership benefits, including various discount programs and product service and replacement benefits in the event merchandise is damaged or lost, and payment insurance in the event eligible customers become unemployed. Customers renew product plans in conjunction with their rental term renewals, and can cancel the plans at any time. Revenue for product plans is recognized over the term of the plan. Costs incurred related to product plans are primarily recognized in cost of sales.

Revenue from contracts with customers

Rent-A-Center Business, Acima, and Mexico

Merchandise Sales. Merchandise sales include payments received for the exercise of the early purchase options offered through our lease-to-own agreements or merchandise sold through point of sale transactions. Revenue for merchandise sales is recognized when payment is received and ownership of the merchandise passes to the customer. The remaining net value of merchandise sold is recorded to cost of sales at the time of the transaction.

Installment Sales. Revenue from the sale of merchandise in our retail installment stores is recognized when the installment note is signed and control of the merchandise has passed to the customer. The cost of merchandise sold through installment agreements is recognized in cost of sales at the time of the transaction. We offer extended service plans with our installment agreements which are administered by third parties and provide customers with product service maintenance beyond the term of the installment agreement. Payments received for extended service plans are deferred and recognized, net of related costs, when the installment payment plan is complete and the service plan goes into effect. Customers can cancel extended service plans at any time during the installment agreement period and receive a refund for payments previously made towards the plan. At December 31, 2022 and 2021, we had $2.0 million and $2.6 million, respectively, in deferred revenue included in accrued liabilities related to extended service plans.

Other. Other revenue consists of revenue generated by other miscellaneous product plans offered to our rental and installment customers. Revenue for other product plans is recognized in accordance with the terms of the applicable plan agreement.

Franchising

Merchandise Sales. Revenue from the sale of rental merchandise is recognized upon shipment of the merchandise to the franchisee.

Royalty Income and Fees. Franchise royalties, including franchisee contributions to corporate advertising funds, represent sales-based royalties calculated as a percentage of gross rental payments and sales. Royalty revenue is accrued and recognized as rental payments and merchandise sales occur. Franchise fees are initial fees charged to franchisees for new or converted franchise stores. Franchise fee revenue is recognized on a straight-line basis over the term of the franchise agreement. At December 31, 2022 and 2021, we had $3.4 million and $4.1 million, respectively, in deferred revenue included in accrued liabilities related to franchise fees.

Note D — Receivables and Allowance for Doubtful Accounts

Installment sales receivables consist primarily of receivables due from customers for the sale of merchandise in our retail installment stores. Installment sales receivables associated with the sale of merchandise at our Get It Now and Home Choice stores generally consist of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer's down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis. Interest paid on installment agreements for the twelve months ended December 31, 2022, 2021 and 2020 was $12.1 million, $12.2 million, and $11.5 million, respectively.

Trade and notes receivables consist of amounts due from our lease-to-own customers for renewal and uncollected rental payments, adjusted for the probability of collection based on our assessment of historical collection rates and length of time the receivable is past due; amounts owed from our franchisees for inventory purchases, earned royalties and other obligations; and other corporate related receivables. Credit is extended to franchisees based on an evaluation of each franchisee's financial condition and collateral is generally not required. Trade receivables are generally due within 30 days.

Receivables consist of the following:

(In thousands)	December 31,	
	2022	2021
Installment sales receivable	$ 69,550	$ 66,276
Trade and notes receivables[1]	55,529	68,581
Total receivables	125,079	134,857
Less allowance for doubtful accounts[2]	(13,214)	(8,479)
Total receivables, net of allowance for doubtful accounts	$ 111,865	$ 126,378

[1] Trade and notes receivables includes accrued revenue, adjusted for the probability of collection, related to our lease-to-own agreements of $28.7 million and $44.8 million at December 31, 2022 and 2021.

[2] Lease receivables are accrued on a net basis, adjusted for the probability of collection based on our assessment of historical collection rates, as described above. Therefore, we do not maintain a separate allowance for doubtful accounts related to our lease receivables.

We have established an allowance for doubtful accounts for our installment notes receivable. Our policy for determining the allowance is primarily based on historical loss experience, as well as the results of management's review and analysis of the payment and collection of the installment notes receivable within the previous year. We believe our allowance is adequate to absorb all expected losses. Our policy is to charge off installment notes receivable that are 120 days or more past due. Charge-offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

The allowance for our Franchising trade and notes receivables is determined by considering a number of factors, including the length of time receivables are past due, previous loss history, the franchisee's current ability to pay its obligation, and the condition of the general economy and the industry as a whole. Trade receivables that are more than 90 days past due are either written-off or fully reserved in our allowance for doubtful accounts. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

The allowance for doubtful accounts related to Franchising trade and notes receivables was $1.2 million and $0.9 million, and the allowance for doubtful accounts related to installment sales receivables was $12.0 million and $7.6 million at December 31, 2022 and 2021, respectively.

Changes in our allowance for doubtful accounts are as follows:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Beginning allowance for doubtful accounts	$ 8,479	$ 8,047	$ 5,601
Estimated uncollectible payments and returns[1]	24,658	14,397	14,636
Accounts written off, net of recoveries	(19,923)	(13,965)	(12,190)
Ending allowance for doubtful accounts	$ 13,214	$ 8,479	$ 8,047

[1] Uncollectible installment payments, franchisee obligations, and other corporate receivables are recognized in other store operating expenses in our consolidated financial statements.

Note E — Rental Merchandise

(In thousands)	December 31,	
	2022	2021
On rent		
Cost	$ 1,629,394	$ 1,894,247
Less accumulated depreciation	(639,525)	(721,223)
Net book value, on rent	$ 989,869	$ 1,173,024
Held for rent		
Cost	$ 159,399	$ 155,832
Less accumulated depreciation	(24,440)	(22,848)
Net book value, held for rent	$ 134,959	$ 132,984

Note F — Property Assets

	December 31,	
(In thousands)	**2022**	**2021**
Software	$ 479,714	$ 468,011
Building and leasehold improvements	207,613	199,280
Furniture and equipment	158,843	172,418
Transportation equipment	752	549
Construction in progress	25,124	25,293
Total property assets	872,046	865,551
Less accumulated depreciation	(576,675)	(557,453)
Total property assets, net of accumulated depreciation	$ 295,371	$ 308,098

We had $19.8 million and $21.6 million of capitalized software costs included in construction in progress at December 31, 2022 and 2021, respectively. For the years ended December 31, 2022, 2021, and 2020, we placed in service internally developed software of approximately $20.5 million, $12.3 million, and $9.5 million, respectively, and acquired software assets with an estimated fair value of $170.0 million for the year ended December 31, 2021.

Note G — Leases

We lease space for all of our Rent-A-Center Business and Mexico stores under operating leases expiring at various times through 2032. In addition, we lease space for certain support facilities under operating leases expiring at various times through 2032. Most of our store leases are five year leases and contain renewal options for additional periods ranging from three years to five years at rental rates adjusted according to agreed upon formulas. We evaluate all leases to determine if it is likely that we will exercise future renewal options and in most cases we are not reasonably certain of exercise due to competing market rental rates and lack of significant penalty or business disruption incurred by not exercising the renewal options.

In certain situations involving the sale of a Rent-A-Center Business corporate store to a franchisee, we enter into a lease assignment agreement with the buyer, but we remain the primary obligor under the original lease for the remaining active term. These assignments are therefore classified as subleases and the original lease is included in our operating lease right-of-use assets and operating lease liabilities in our Consolidated Balance Sheets.

We lease vehicles for all of our Rent-A-Center Business stores under operating leases with lease terms expiring twelve months after the start date of the lease. We classify these leases as short-term and have elected the short-term lease exemption for our vehicle leases, and have therefore excluded them from our operating lease right-of-use assets within our Consolidated Balance Sheets. We also lease vehicles for all of our Mexico stores which have terms expiring at various times through 2026 with rental rates adjusted periodically for inflation. Finally, we have a minimal number of equipment leases, primarily related to temporary storage containers and certain back office technology hardware assets.

In our calculation of operating right-of-use assets and operating lease liabilities, we have elected not to separate the lease and non-lease components. Furthermore, operating lease right-of-use assets and operating lease liabilities are discounted using our incremental borrowing rate, since the implicit rate is not readily determinable. We do not currently have any financing leases.

Operating lease costs are recorded on a straight-line basis within other store expenses in our Consolidated Statements of Operations.

Total operating lease costs by expense type:

	Twelve Months Ended		
(in thousands)	**December 31, 2022**	**December 31, 2021**	**December 31, 2020**
Operating lease cost included in other store expenses[1][2]	$ 124,376	$ 129,217	$ 140,186
Operating lease cost included in other charges	303	302	1,236
Sublease receipts	(7,128)	(11,806)	(9,727)
Total operating lease charges	$ 117,551	$ 117,713	$ 131,695

[1] Includes short-term lease costs, which are not significant.
[2] Excludes variable lease costs of $36.2 million and $33.7 million for the twelve months ended December 31, 2022 and 2021, respectively.

Supplemental cash flow information related to leases:

	Twelve Months Ended		
(in thousands)	**December 31, 2022**	**December 31, 2021**	**December 31, 2020**
Cash paid for amounts included in measurement of operating lease liabilities	$ 104,281	$ 107,588	$ 113,243
Cash paid for short-term operating leases not included in operating lease liabilities	18,639	17,266	22,339
Right-of-use assets obtained in exchange for new operating lease liabilities	99,952	100,779	104,771

Weighted-average discount rate and weighted-average remaining lease term:

(in thousands)	**December 31, 2022**	**December 31, 2021**	**December 31, 2020**
Weighted-average discount rate[(1)]	7.0 %	6.0 %	6.8 %
Weighted-average remaining lease term (in years)	4	4	4

[(1)] January 1, 2019 incremental borrowing rate was used for leases in existence at the time of adoption of ASU 2016-02.

Reconciliation of undiscounted operating lease liabilities to the present value operating lease liabilities at December 31, 2022:

(In thousands)	Operating Leases
2023	$ 104,613
2024	88,771
2025	70,454
2026	46,036
2027	25,381
Thereafter	16,482
Total undiscounted operating lease liabilities	351,737
Less: Interest	(46,181)
Total present value of operating lease liabilities	$ 305,556

Note H — Goodwill and Other Intangible Assets

Goodwill

In the fourth quarter of 2022, we completed a quantitative analysis for impairment of goodwill as of October 1, 2022, concluding that the carrying value of the net assets of our reporting units did not exceed their respective fair values and therefore no impairment of goodwill existed as of December 31, 2022. The fair value measurements of our reporting units derived within our quantitative analysis were primarily based on significant unobservable inputs (Level 3) developed using company-specific information.

At December 31, 2022 and 2021, the amount of goodwill attributable to the Rent-A-Center Business segment was approximately $1.5 million. At December 31, 2022 and 2021, the amount of goodwill attributable to the Acima segment was $288.3 million.

A summary of the changes in recorded goodwill follows:

	Year Ended December 31,	
(In thousands)	**2022**	**2021**
Beginning goodwill balance	$ 289,750	$ 70,217
Additions from acquisitions	—	241,774
Post purchase price allocation adjustments	—	(22,241)
Ending goodwill balance	$ 289,750	$ 289,750

Other Intangible Assets

Amortizable intangible assets consist of the following:

| | | December 31, 2022 | | December 31, 2021 | |
	Avg. Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(Dollar amounts in thousands)					
Customer relationships[1]	2	$ 140,180	$ 140,080	$ 140,039	$ 132,127
Merchant relationships	10	389,760	74,850	389,760	35,960
Trade Name	7	40,000	10,680	40,000	4,966
Non-compete agreements	3	46,719	31,640	46,719	18,307
Total other intangible assets		$ 616,659	$ 257,250	$ 616,518	$ 191,360

[1] Includes acquired Relationships with Existing Lessees from Acima Holdings with a remaining useful life of 1 year from the date of acquisition, February 17, 2021, completely amortized as of December 31, 2022.

Aggregate amortization expense (in thousands):

Year Ended December 31, 2022	$ 65,890
Year Ended December 31, 2021	$ 102,742
Year Ended December 31, 2020	$ 1,070

Estimated amortization expense, assuming current intangible balances and no new acquisitions, for each of the years ending December 31, is as follows:

(In thousands)	Estimated Amortization Expense
2023	$ 58,017
2024	46,372
2025	44,604
2026	44,604
2027	44,604
Thereafter	121,208
Total amortization expense	$ 359,409

Note I — Accrued Liabilities

	December 31,	
(In thousands)	2022	2021
Accrued insurance costs	$ 87,298	$ 89,621
Deferred revenue	73,953	71,376
Taxes other than income	32,519	49,708
Accrued compensation	22,880	46,750
Accrued dividends	27,428	27,801
Accrued interest payable	24,309	11,993
Income taxes payable	8,034	—
Deferred compensation	8,025	10,349
Accrued legal settlement	7,650	22,500
Accrued other	28,528	32,610
Total Accrued liabilities	$ 320,624	$ 362,708

Note J — Income Taxes

For financial statement purposes, earnings before income taxes by source was comprised of the following:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Domestic	$	43,977	$	176,042	$	212,859
Foreign		17,494		18,262		9,920
Earnings before income taxes	$	61,471	$	194,304	$	222,779

A reconciliation of the federal statutory rate of 21% to the effective rate follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Tax at statutory rate	21.0 %	21.0 %	21.0 %
Stock compensation	53.4 %	11.6 %	— %
State income taxes	13.4 %	7.4 %	2.8 %
Effect of foreign operations	6.6 %	2.0 %	(0.3)%
Effect of current and prior year credits	(13.2)%	(2.4)%	(0.8)%
Change in unrecognized tax benefits	0.1 %	(2.8)%	0.3 %
Other permanent differences	0.9 %	0.3 %	(0.7)%
Prior year return to provision adjustments	1.7 %	(0.2)%	1.1 %
Benefit of CARES Act	— %	— %	(7.5)%
Valuation allowance	(3.0)%	(7.1)%	(9.3)%
Other, net	(1.0)%	0.8 %	— %
Effective income tax rate	79.9 %	30.6 %	6.6 %

The components of income tax expense (benefit) are as follows:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Current expense (benefit)						
Federal	$	62,878	$	(7,398)	$	14,354
State		21,473		15,106		4,735
Foreign		4,570		3,690		1,608
Total current		88,921		11,398		20,697
Deferred (benefit) expense						
Federal		(25,923)		56,716		12,576
State		(13,321)		(1,205)		(2,956)
Foreign		(563)		(7,545)		(15,653)
Total deferred		(39,807)		47,966		(6,033)
Total income tax expense	$	49,114	$	59,364	$	14,664

Deferred tax assets (liabilities) consist of the following:

(In thousands)	December 31,	
	2022	**2021**
Deferred tax assets		
Net operating loss carryforwards	$ 27,059	$ 35,834
Accrued liabilities	55,527	48,659
Intangible assets	155,238	165,135
Lease obligations	81,412	73,819
Other assets including credits	8,804	12,157
Foreign tax credit carryforwards	2,991	7,696
Total deferred tax assets	331,031	343,300
Valuation allowance	(3,158)	(7,688)
Deferred tax assets, net	327,873	335,612
Deferred tax liabilities		
Rental merchandise	(236,381)	(288,504)
Property assets	(16,415)	(20,094)
Lease assets	(79,725)	(72,458)
Other liabilities	(452)	(108)
Total deferred tax liabilities	(332,973)	(381,164)
Net deferred taxes	$ (5,100)	$ (45,552)

At December 31, 2022, we had net operating loss carryforwards of approximately $194 million for state, none for federal and $58 million for foreign jurisdictions. State net operating losses were partially offset by a valuation allowance. We also had federal, state and foreign tax credit carryforwards of approximately $8.3 million of which a portion has been offset by a valuation allowance. The net operating losses and credits will expire in various years between 2023 and 2041.

We file income tax returns in the U.S. and multiple foreign jurisdictions with varying statutes of limitations. In the normal course of business, we are subject to examination by various taxing authorities. We are currently under examination by certain Federal and state revenue authorities for the fiscal years 2012 through 2020. The following is a summary of all tax years that are open to examination.

- U.S. Federal - 2013 and forward
- U.S. States - 2011 and forward
- Foreign - 2013 and forward

We do not anticipate that adjustments as a result of these audits, if any, will have a material impact to our Consolidated Statement of Operations, Consolidated Balance Sheets, and statement of cash flows or earnings per share.

As of each reporting date, our management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. After review of the positive evidence generated during the year, we have determined no valuation allowance is required against Mexico net operating losses. A valuation allowance is still required related to certain tax credits and certain state net operating losses.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(In thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Beginning unrecognized tax benefit balance	$ 6,536	$ 22,184	$ 24,208
Additions (reductions) based on tax positions related to current year	(474)	461	1,204
Additions for tax positions of prior years	21	4,119	45
Reductions for tax positions of prior years	(983)	(3,006)	(2,086)
Settlements	—	(17,222)	(1,187)
Ending unrecognized tax benefit balance	$ 5,100	$ 6,536	$ 22,184

Included in the balance of unrecognized tax benefits at December 31, 2022, is $1.4 million, net of federal benefit, which, if ultimately recognized, will affect our annual effective tax rate.

During the year ended December 31, 2022, we recorded $0.3 million of interest income primarily related to the reversal of the accrual of interest for matters settled during the year in our favor, partially offset by interest expense of $0.3 million for remaining uncertain tax positions, both of which are excluded from the reconciliation of unrecognized tax benefits presented above.

The effect of the tax rate change for items originally recognized in other comprehensive income was properly recorded in tax expense from continuing operations. This results in stranded tax effects in accumulated other comprehensive income at December 31, 2022. Companies can make a policy election to reclassify from accumulated other comprehensive income to retained earnings the stranded tax effects directly arising from the change in the federal corporate tax rate. We did not exercise the option to reclassify stranded tax effects within accumulated other comprehensive income in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from the Tax Cuts and Jobs Act of 2017 was recorded.

Note K— Senior Debt

On February 17, 2021, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and lenders party thereto, providing for a seven-year $875 million senior secured term loan facility (the "Term Loan Facility") and an Asset Based Loan Credit Facility (the "ABL Credit Facility") providing for a five-year asset-based revolving credit facility with commitments of $550 million and a letter of credit sublimit of $150 million. Commitments under the ABL Credit Facility may be increased, at our option and under certain conditions, by up to an additional $125 million in the aggregate.

Proceeds from the Term Loan Facility were net of original issue discount of $4.4 million upon issuance from the lenders. In addition, in connection with the closing of the Term Loan Facility and the ABL Credit Facility, we incurred approximately $30.2 million in debt issuance costs, including bank financing fees and third party legal and other professional fees, of which $25.3 million was capitalized in accordance with ASC Topic 470, "Debt" and recorded as a reduction of our outstanding senior debt, net in our Consolidated Balance Sheets. Remaining debt issuance costs incurred of $4.9 million were expensed and recorded to Other charges in our Consolidated Statement of Operations.

On September 21, 2021 we entered into a First Amendment to the Term Loan Facility, effective as of September 21, 2021. The amendment effected a repricing of the applicable margin under the Term Loan Facility by reducing the LIBOR floor by 25 basis points from 0.75% to 0.50%, and the applicable margin, with respect to any initial term loans, by 75 basis points from 4.00% to 3.25%.

In connection with the execution of the First Amendment, we incurred approximately $1.5 million in debt issuance costs, including third party arrangement and other professional fees, of which approximately $1.4 million were expensed as debt refinance charges in our Consolidated Statement of Operations, and approximately $0.1 million were capitalized and recorded as a reduction to our outstanding senior debt in our Consolidated Balance Sheets. In addition, in accordance with ASC Topic 470, "Debt", we recorded approximately $5.4 million in write-offs of unamortized debt issuance costs and original issue discount previously capitalized upon the issuance of the Term Loan Facility on February 17, 2021. The write-offs were recorded as debt refinance charges in our Consolidated Statement of Operations.

On August 10, 2022, we entered into a First Amendment to the ABL Credit Facility, effective as of August 10, 2022. The amendment effected the replacement of LIBOR with Term Secured Overnight Financing Rate ("Term SOFR") as the benchmark rate of interest thereunder.

As of December 31, 2022, the total remaining balance of unamortized debt issuance costs and original issue discount related to our senior debt reported in the Consolidated Balance Sheets were approximately $16.4 million and $2.4 million, respectively. Remaining unamortized debt issuance costs and original issue discount will be amortized to interest expense over the remaining term of the Term Loan Facility.

The amount outstanding under the Term Loan Facility was $859.7 million at December 31, 2022. We had $90.0 million outstanding borrowings under our ABL Credit Facility at December 31, 2022 and borrowing capacity of $395.6 million.

We also utilize the ABL Credit Facility for the issuance of letters of credit. As of December 31, 2022, we have issued letters of credit in the aggregate outstanding amount of $64.4 million primarily relating to workers compensation insurance claims.

The senior debt facilities as of December 31, 2022 and 2021 are as follows:

(In thousands)	Facility Maturity	December 31, 2022			December 31, 2021		
		Maximum Facility	Amount Outstanding	Amount Available	Maximum Facility	Amount Outstanding	Amount Available
Senior Debt:							
Term Loan Facility	February 17, 2028	$ 875,000	$ 859,688	$ —	$ 875,000	$ 868,438	$ —
ABL Credit Facility[1]	February 17, 2026	550,000	90,000	395,621	550,000	290,000	173,616
Total		$1,425,000	949,688	$ 395,621	$1,425,000	1,158,438	$ 173,616
Unamortized debt issuance costs			(18,786)			(23,231)	
Total senior debt, net			$ 930,902			$1,135,207	

[1] Borrowing availability is net of issued letters of credit of approximately $64.4 million and $86.4 million for the years ended December 31, 2022 and 2021, respectively

Term Loan Credit Agreement

The Term Loan Facility, which matures on February 17, 2028, amortizes in equal quarterly installments at a rate of 1.00% per annum of the original principal amount thereof, with the remaining balance due at final maturity. Subject in each case to certain restrictions and conditions, we may add up to $500 million of incremental term loan facilities to the Term Loan Facility or utilize incremental capacity under the Term Loan Facility at any time by issuing or incurring incremental equivalent term debt.

Interest on borrowings under the Term Loan Facility is payable at a fluctuating rate of interest determined by reference to the eurodollar rate plus an applicable margin of 3.25%, subject to a 0.50% LIBOR floor. The total interest rate on the Term Loan Facility was 7.69% at December 31, 2022. Borrowings under the Term Loan Facility amortize in equal quarterly installments in an amount equal to 1.000% per annum of the original aggregate principal amount thereof, with the remaining balance due at final maturity.

The Term Loan Facility is secured by a first-priority security interest in substantially all of our present and future tangible and intangible personal property, including our subsidiary guarantors, other than the ABL Priority Collateral (as defined below), and by a second-priority security interest in the ABL Priority Collateral, subject to certain exceptions. The obligations under the Term Loan Facility are guaranteed by us and our material wholly-owned domestic restricted subsidiaries that also guarantee the ABL Credit Facility.

The Term Loan Facility contains covenants that are usual and customary for similar facilities and transactions and that, among other things, restrict our ability and our restricted subsidiaries to create certain liens and enter into certain sale and lease-back transactions; create, assume, incur or guarantee certain indebtedness; consolidate or merge with, or convey, transfer or lease all or substantially all of our and our restricted subsidiaries' assets, to another person; pay dividends or make other distributions on, or repurchase or redeem, our capital stock or certain other debt; and make other restricted payments. The Term Loan Facility also includes mandatory prepayment requirements related to asset sales (subject to reinvestment), debt incurrence (other than permitted debt) and excess cash flow, subject to certain limitations described therein. These covenants are subject to a number of limitations and exceptions set forth in the documentation governing the Term Loan.

The Term Loan provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving us and our significant subsidiaries.

The Term Loan Facility was fully drawn at the closing of the Acima Holdings acquisition to fund a portion of the Aggregate Cash Consideration payable in the transaction, repay certain of our outstanding indebtedness and that of our subsidiaries, repay all outstanding indebtedness of Acima Holdings and its subsidiaries and pay certain fees and expenses incurred in connection with the transaction. A portion of such proceeds were used to repay $197.5 million outstanding under the prior term loan facility, dated as of August 5, 2019, among us, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (the "Prior Term Loan Facility").

ABL Credit Agreement

The ABL Credit Facility will mature on February 17, 2026. We may borrow only up to the lesser of the level of the then-current borrowing base and the aggregate amount of commitments under the ABL Credit Facility. The borrowing base is tied to the amount of eligible installment sales accounts, inventory and eligible rental contracts, reduced by certain reserves.

The ABL Credit Facility bears interest at a fluctuating rate determined by reference to Term SOFR plus an applicable margin of 1.50% to 2.00%. The total interest rate on the ABL Credit Facility at December 31, 2022 was 5.82%. A commitment fee equal to 0.250% to 0.375% of the unused portion of the ABL Credit Facility fluctuates dependent upon average utilization for the prior month as defined by a pricing grid included in the documentation governing the ABL Credit Facility. The commitment fee at December 31, 2022 was 0.375%. We paid $3.0 million of commitment fees during the twelve months ended December 31, 2022.

Loans under the ABL Credit Facility may be borrowed, repaid and re-borrowed until February 17, 2026, at which time all amounts borrowed must be repaid. The obligations under the ABL Credit Facility are guaranteed by us and certain of our wholly owned domestic restricted subsidiaries, subject to certain exceptions. The obligations under the ABL Credit Facility and such guarantees are secured on a first-priority basis by all of our and our subsidiary guarantors' accounts, inventory, deposit accounts, securities accounts, cash and cash equivalents, rental agreements, general intangibles (other than equity interests in our subsidiaries), chattel paper, instruments, documents, letter of credit rights, commercial tort claims related to the foregoing and other related assets and all proceeds thereof related to the foregoing, subject to permitted liens and certain exceptions (such assets, collectively, the "ABL Priority Collateral") and a second-priority basis in substantially all other present and future tangible and intangible personal property of ours and the subsidiary guarantors, subject to certain exceptions.

The ABL Credit Facility contains covenants that are usual and customary for similar facilities and transactions and that, among other things, restrict our ability and our restricted subsidiaries to create certain liens and enter into certain sale and lease-back transactions; create, assume, incur or guarantee certain indebtedness; consolidate or merge with, or convey, transfer or lease all or substantially all of our and our restricted subsidiaries' assets, to another person; pay dividends or make other distributions on, or repurchase or redeem, our capital stock or certain other debt; and make other restricted payments.

The ABL Credit Facility also requires the maintenance of a consolidated fixed charge coverage ratio of at least 1.10 to 1.00 at the end of each fiscal quarter only in the event either (i) certain specified events of default have occurred and are continuing or (ii) availability is less than or equal to the greater of $56.25 million and 15% of the line cap then in effect. These covenants are subject to a number of limitations and exceptions set forth in the documentation governing the ABL Credit Facility. The fixed charge coverage ratio as of December 31, 2022 was 1.17 to 1.00.

The documentation governing the ABL Credit Facility provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving us and our significant subsidiaries. As of December 31, 2022, we were in compliance with all requirements and conditions set forth in our ABL Credit Facility governing documents.

The table below shows the scheduled maturity dates of our outstanding debt at December 31, 2022 for each of the years ending December 31:

(in thousands)	Term Loan Facility		ABL Credit Facility		Total	
2023	$	8,750	$	—	$	8,750
2024		8,750		—		8,750
2025		8,750		—		8,750
2026		8,750		90,000		98,750
2027		8,750		—		8,750
Thereafter		815,938		—		815,938
Total senior debt	$	859,688	$	90,000	$	949,688

Note L — Senior Notes

On February 17, 2021, we issued $450 million in senior unsecured notes due February 15, 2029, at par value, bearing interest at 6.375% (the "Notes"), the proceeds of which were used to fund a portion of the Aggregate Cash Consideration upon closing of the Acima Holdings acquisition. Interest on the Notes is payable in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. In connection with the issuance of the Notes, we incurred approximately $15.7 million in debt issuance costs, including bank financing fees and third party legal and other professional fees, which were capitalized in accordance with ASC Topic 470, "Debt" and recorded as a reduction of our outstanding Notes in our Consolidated Balance Sheets. Debt issuance costs are amortized as interest expense over the term of the Notes. As of December 31, 2022, the total remaining balance of unamortized debt issuance costs related to our senior notes reported in the Consolidated Balance Sheets was approximately $12.0 million.

We may redeem some or all of the Notes at any time on or after February 15, 2024 for cash at the redemption prices set forth in the indenture governing the Notes, plus accrued and unpaid interest to, but not including, the redemption date. Prior to February 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 106.375% plus accrued and unpaid interest to, but not including, the redemption date. In addition, we may redeem some or all of the Notes prior to February 15, 2024, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date, plus a "make-whole" premium. If we experience specific kinds of change of control, we will be required to offer to purchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Notes are our general unsecured senior obligations, and are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries, equal in right of payment to all of our and our guarantor subsidiaries' existing and future senior indebtedness and senior in right of payment to all of our future subordinated indebtedness, if any. The Notes are jointly and severally guaranteed on a senior unsecured basis by certain of our domestic subsidiaries that have outstanding indebtedness or guarantee other specified indebtedness, including the ABL Credit Facility and the Term Loan Facility.

The indenture governing the Notes contains covenants that limit, among other things, our ability and the ability of some of our restricted subsidiaries to create liens, transfer or sell assets, incur indebtedness or issue certain preferred stock, pay dividends, redeem stock or make other distributions, make other restricted payments or investments, create restrictions on payment of dividends or other amounts to us by our restricted subsidiaries, merge or consolidate with other entities, engage in certain transactions with affiliates and designate our subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of exceptions and qualifications. The covenants limiting restricted payments, restrictions on payment of dividends or other amounts to us by our restricted subsidiaries, the ability to incur indebtedness, asset dispositions and transactions with affiliates will be suspended if and while the Notes have investment grade ratings from any two of Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch, Inc.

The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all the then outstanding Notes to be due and payable.

Note M — Contingencies

From time to time, we, along with our subsidiaries, are party to various legal proceedings and governmental inquiries arising in the ordinary course of business. We reserve for loss contingencies that are both probable and reasonably estimable. We regularly monitor developments related to these legal proceedings, and review the adequacy of our legal reserves on a quarterly basis. We do not currently expect these losses to have a material impact on our consolidated financial statements if and when such losses are incurred. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or reserve within a particular fiscal period may materially and adversely impact our results of operations for that period. In addition, claims and lawsuits against us may seek injunctive or other relief that requires changes to our business practices or operations and it is possible that any required changes may materially and adversely impact our business, financial condition, results of operations or reputation.

Unclaimed Property. We are subject to unclaimed property audits by states in the ordinary course of business. The property subject to review in the audit process includes unclaimed wages, vendor payments and customer refunds. State escheat laws generally require entities to report and remit abandoned and unclaimed property to the state. Failure to timely report and remit the property can result in assessments that could include interest and penalties, in addition to the payment of the escheat liability itself. We routinely remit escheat payments to states and believe we are in compliance with applicable escheat laws.

Acima Consumer Financial Protection Bureau investigation. Prior to the execution of the definitive agreement to acquire Acima Holdings, Acima Holdings received a Civil Investigative Demand dated October 1, 2020 (the "CID") from the Consumer Financial Protection Bureau (the "CFPB") requesting certain information, documents and data relating to Acima Holding's products, services and practices for the period from January 1, 2015 to the date on which responses to the CID are provided in full. The purpose of the CID is to determine whether Acima Holdings extends credit, offers leases, or otherwise offers or provides a consumer financial product or service and whether Acima Holdings complies with certain consumer financial protection laws. We are fully cooperating with the CFPB investigation. The CFPB has not made any allegations in the investigation, and we are currently unable to predict the eventual scope, ultimate timing or outcome of the CFPB investigation.

On the terms and subject to the conditions set forth in the definitive agreement to acquire Acima Holdings, the former owners of Acima Holdings agreed to indemnify Upbound Group, Inc. for certain losses arising after the consummation of the transaction with respect to the CID and certain pre-closing taxes. The indemnification obligations of the former owners of Acima Holdings are limited to an indemnity holdback in the aggregate amount of $50 million, which was escrowed at the closing of the transaction, and will be Upbound Group, Inc.'s sole recourse against the former owners of Acima Holdings with respect to all of the indemnifiable claims under the definitive transaction agreement. In respect of certain pre-closing taxes, a portion of the escrowed funds were released to Acima Holdings' former owners on the first business day following the date that was 18 months after the closing date of the transaction, in accordance with the definitive agreement. In respect of the CID, other than with respect to any then-pending or unresolved claims for indemnification submitted by Upbound Group, Inc., remaining escrowed funds of $45 million will be released on the earlier of February 17, 2024 and the date on which a final determination is entered providing for a resolution of the matters regarding the CID.

There can be no assurance that the CID will be finally resolved prior to the release to the former owners of Acima Holdings of the escrowed funds reserved therefor, or that such escrowed amount will be sufficient to address all covered losses or that the CFPB's ongoing investigation or future exercise of its enforcement, regulatory, discretionary or other powers will not result in findings or alleged violations of consumer financial protection laws that could lead to enforcement actions, proceedings or litigation, whether by the CFPB, other state or federal agencies, or other parties, and the imposition of damages, fines, penalties, restitution, other monetary liabilities, sanctions, settlements or changes to Acima Holdings' business practices or operations that could materially and adversely affect our business, financial condition, results of operations or reputation.

California Attorney General. The California Attorney General (the "CAG") issued an investigative subpoena in 2018 seeking information with respect to certain of our Acceptance Now business practices (now part of the Acima segment). In November 2021, the parties reached an agreement in principle regarding the resolution of this matter. On August 2, 2022, the parties finalized the settlement of this matter, which includes a proposed final judgment for approval by the Superior Court of the State of California. In the agreement and in consideration of the final resolution of this matter, we agreed to pay a total of $15.5 million in restitution to consumers and civil penalties along with certain injunctive provisions, including (1) in the case of rental-purchase transactions in California originating through a third-party host retailer, not to charge a cash price on the rental-purchase agreement that is greater than the cash price offered to the consumer by the host retailer, and (2) to implement certain additional customer disclosures, employee training and other compliance requirements and restrictions as set forth in the stipulated agreement. We did not admit to any violations of law or any wrongdoing. Although we disagree with the CAG's interpretation of the relevant California statutory language regarding the definition of "cash price", we entered into the agreement to avoid the expense, risk and distractions associated with potential protracted litigation. The agreed upon settlement amount of $15.5 million was paid in August 2022.

Massachusetts Attorney General. The Massachusetts Attorney General (the "MAG") issued a civil investigative demand in 2018 seeking information with respect to certain of our business practices, including regarding account management and certain other business practices in connection with our lease-to-own transactions. Since receiving such demand, we have cooperated with the MAG in connection with its investigation. In June 2021, the MAG provided us with proposed settlement terms including a monetary payment, injunctive provisions regarding certain business practices and compliance requirements. We are continuing to cooperate and discuss resolution of the inquiry with the MAG. We are currently unable to predict the ultimate timing or outcome of the MAG investigation.

State Attorneys General Investigation. On November 1, 2021, Acima received a letter from the Nebraska Attorney General's office stating that the Attorney General of Nebraska, along with a coalition of thirty-eight state Attorneys General, initiated a multi-state investigation into the business acts and practices of Acima and that a civil investigative demand(s) and/or subpoena(s) pursuant to respective state consumer protection laws will be forthcoming. Since receiving the letter, we have held multiple discussions with officials at the lead attorneys general offices and, based on those discussions, it is our understanding that the investigation is looking at business practices within the virtual lease-to-own industry and includes or will include multiple companies. In April 2022, we received a request for information and documents. Acima is cooperating with the investigation and is currently in the process of producing requested information. No specific allegations have been made against Acima pursuant to the investigation. We are currently unable to predict the eventual scope, timing or outcome of this matter.

Note N — Other Charges

Acima Holdings Acquisition. As described in Note B, on February 17, 2021, we completed the acquisition of Acima Holdings, a leading provider of virtual lease-to-own solutions. Included in the aggregate consideration issued to the former owners of Acima Holdings were 8,096,595 common shares, valued at $414.1 million, subject to 36-month vesting conditions under restricted stock agreements, which will be recognized over the vesting term as stock compensation expense. During the twelve months ended December 31, 2022 and 2021, we recognized approximately $143.2 million and $127.1 million in stock compensation expense related to these restricted stock agreements, respectively.

The fair value of assets acquired as part of the transaction included $520 million in intangible assets and $170 million in developed technology. During the twelve months ended December 31, 2022 and 2021, we recognized approximately $64.9 million and $101.7 million in amortization expense and $15.9 million and $13.2 million in incremental depreciation expense related to these assets, respectively.

During the twelve months ended December 31, 2022 and 2021 we recognized approximately $0.2 million and $17.7 million in transaction costs associated with the closing of the transaction, respectively.

During the twelve months ended December 31, 2021 we recognized approximately $10.3 million in post-acquisition integration costs, including $5.1 million in inventory losses, $3.7 million in employee severance, and $1.5 million in other integration costs, including reorganization advisory fees.

Activity with respect to Other charges for the years ended December 31, 2022 and 2021 is summarized in the below table:

(In thousands)	Accrued Charges at December 31, 2020	Charges & Adjustments	Payments & Adjustments	Accrued Charges at December 31, 2021	Charges & Adjustments	Payments & Adjustments	Accrued Charges at December 31, 2022
Cash:							
Acima Holdings transaction costs	$ 5,005	$ 17,680	$ (22,685)	$ —	$ 187	$ (187)	$ —
Acima Holdings integration costs	—	6,572	(6,572)	—	—	—	—
Labor reduction costs[1]	344	3,751	(2,502)	1,593	4,983	(4,374)	2,202
Other cash charges[2]	—	658	(658)	—	406	(406)	—
Total cash charges	$ 5,349	28,661	$ (32,417)	$ 1,593	5,576	$ (4,967)	$ 2,202
Non-cash:							
Acima Holdings restricted stock agreements[3]		127,060			143,210		
Depreciation and amortization of acquired assets[4]		114,959			80,792		
Asset impairments[5]		1,572			6,764		
Other[6]		17,661			(1,059)		
Total other charges		$ 289,913			$ 235,283		

[1] Represents charges incurred for employee severance.
[2] Represents shutdown and holding expenses related to store closures.
[3] Represents stock compensation expense related to common stock issued to Acima Holdings employees under restricted stock agreements as part of the acquisition proceeds subject to vesting restrictions, as described in Note B and Note O.
[4] Represents amortization of the total fair value of acquired intangible assets and incremental depreciation related to the fair value increase over net book value of acquired software assets in connection with the acquisition of Acima Holdings as described in Note B.
[5] Asset impairments primarily represent impairment of software assets 2022. Asset impairments in 2021 includes store damage related to Hurricane Ida.
[6] Includes $17.5 million in legal settlement reserves and $0.2 million in state sales tax assessment reserves for 2021. Amounts accrued for potential settlements do not represent our maximum loss exposure. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be significantly different than the amounts accrued for such matters due to the inherent uncertainty in litigation, regulatory and similar adversarial proceedings.

Note O — Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees and directors. Our plans consist of the 2021 Long-Term Incentive Plan (the "2021 Plan"), the 2016 Long-Term Incentive Plan (the "2016 Plan"), the 2006 Long-Term Incentive Plan (the "2006 Plan"), and the 2006 Equity Incentive Plan (the "Equity Incentive Plan"), which are collectively known as the

"Plans." All Plans prior to the 2021 Plan were previously expired upon approval of the superseding Plan, and any shares available for grant under the respective plans were canceled at the time of expiration.

On June 8, 2021, at the 2021 Annual Meeting of Stockholders, the stockholders approved the 2021 Plan. The 2021 Plan authorizes the issuance of a total of 5,000,000 shares of common stock. Any shares of common stock granted in connection with 2021 Plan awards will be counted against this limit as one share. No shares of common stock will be deemed to have been issued if (1) such shares covered by the unexercised portion of an option that terminates, expires, or is cancelled or settled in cash or (2) such shares are forfeited or subject to awards that are forfeited, canceled, terminated or settled in cash. In any calendar year, (1) no employee will be granted options and/or stock appreciation rights for more than 800,000 shares of common stock; (2) no employee will be granted performance-based equity awards under the 2021 Plan (other than options and stock appreciation rights), covering more than 800,000 shares of common stock. As of December 31, 2022 and 2021, there were 1,002,638 and 100,822 shares allocated to equity awards outstanding in the 2021 Plan, respectively.

Under the previously expired 2016 Plan, there were 1,226,875 and 2,184,396 shares, respectively, allocated to equity awards outstanding as of December 31, 2022 and 2021, respectively, in the 2016 Plan. The 2016 Plan expired on June 8, 2021 upon approval of the 2021 Plan.

Under the previously expired 2006 Plan and Equity Incentive Plan (formerly known as the Rent-Way, Inc. 2006 Equity Incentive Plan) there were 63,156 and 83,757 shares as of December 31, 2022 and 2021, respectively, allocated to outstanding equity awards under the 2006 Plan, and 47,827 and 63,065 shares as of December 31, 2022 and 2021, respectively, allocated to outstanding equity awards under the Equity Incentive Plan. The 2006 Plan and Equity Incentive Plan previously expired in 2016. Outstanding equity awards under these plans represent vested options that will expire at various times through 2026, unless exercised or canceled prior to the expiration date.

Options granted to our employees generally become exercisable over a period of 1 to 4 years from the date of grant and may be exercised up to a maximum of 10 years from the date of grant. Options granted to directors are immediately exercisable.

We grant restricted stock units to certain employees that vest ratably over a three-year service period. We recognize expense for these awards using the straight-line method over the requisite service period based on the number of awards expected to vest. We also grant performance-based restricted stock units that vest between 0% and 200% depending on our stock performance against an index using a total shareholder return formula established at the date of grant for the subsequent three-year period. We record expense for these awards over the requisite service period, net of the expected forfeiture rate, since the employee must maintain employment to vest in the award.

Stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020 is as follows:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Stock options	$	1,327	$	2,001	$	1,878
Restricted share units[1]		158,031		145,553		10,406
Total stock-based compensation expense		159,358		147,554		12,284
Tax benefit recognized in the statements of earnings		3,391		4,304		3,062
Stock-based compensation expense, net of tax	$	155,967		143,250	$	9,222

[1] Includes expense of $143.2 million and $127.1 million for the twelve months ended December 31, 2022 and 2021, respectively in stock compensation expense related to 8,096,595 common shares issued to the former owners of Acima, as part of the Aggregate Stock Consideration subject to restricted stock agreements, and recorded to Other charges in our Consolidated Statements of Operations. Shares issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings were not issued under the authorization of the 2021 Plan or any prior approved long-term incentive plan described above. See Note B and Note N for additional information.

We issue new shares of stock to satisfy option exercises and the vesting of restricted stock units.

The fair value of unvested options that we expect to result in compensation expense was approximately $1.3 million with a weighted average number of years to vesting of 1.52 at December 31, 2022.

Information with respect to stock option activity related to the Plans for the year ended December 31, 2022 follows:

	Equity Awards Outstanding		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (In thousands)	
Balance outstanding at January 1, 2022	1,121,489	$	22.68			
Granted	—		—			
Exercised	(108,701)		16.43			
Forfeited	(97,930)		28.64			
Expired	(60,519)		29.80			
Balance outstanding at December 31, 2022	854,339	$	22.29	5.37	$	3,594
Exercisable at December 31, 2022	610,844	$	19.82	19.82	$	3,453

The intrinsic value of options exercised during the years ended December 31, 2022, 2021, and 2020 was $1.4 million, $14.3 million, and $5.8 million, respectively, resulting in tax benefits of $0.5 million, $5.0 million, and $2.0 million, respectively, which are reflected as an outflow from operating activities and an inflow from financing activities in the Consolidated Statements of Cash Flows.

The weighted average fair values of the options granted under the Plans were calculated using the Black-Scholes method. There were no options granted in 2022. The weighted average grant date fair value and weighted average assumptions used in the option pricing models for 2021 and 2020 are as follows:

	Year Ended December 31,			
	2021		2020	
Weighted average grant date fair value	$	14.94	$	7.28
Weighted average risk free interest rate		0.49 %		0.93 %
Weighted average expected dividend yield		2.87 %		4.75 %
Weighted average expected volatility		50.29 %		49.44 %
Weighted average expected life (in years)		4.62		4.62

Information with respect to non-vested restricted stock unit activity follows:

	Restricted Awards Outstanding		Weighted Average Grant Date Fair Value
Balance outstanding at January 1, 2022[1]	9,209,257	$	50.33
Granted	1,224,764		25.50
Vested[2]	(4,711,403)		48.99
Forfeited [3]	(545,133)		41.41
Balance outstanding at December 31, 2022[1]	5,177,485	$	46.63

[1] Includes 7,898,706 and 3,691,328 outstanding shares at January 1, 2022 and December 31, 2022 related to RSA agreements issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings, described further in Note B, which were not issued under the authorization of the 2021 Plan or any previously approved long-term incentive plan described above.

[2] Includes 4,180,193 shares vested during 2022 as part of RSA agreements issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings, as described above.

[3] Includes 27,185 shares forfeited during 2022 as part of RSA agreements issued as part of the Aggregate Stock Consideration for the acquisition of Acima Holdings, as described above.

Restricted stock units are valued using the closing price reported by the Nasdaq Global Select Market on the trading day immediately preceding the day of the grant. Unrecognized compensation expense for unvested restricted stock units at December 31, 2022, was approximately $169.2 million expected to be recognized over a weighted average period of 1.24 years.

Note P — Deferred Compensation Plan

The Deferred Compensation Plan is an unfunded, nonqualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007.

The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in their 401(k) Retirement Savings Plan ("the "401(k) Plan"). We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a two-year vesting schedule based on the participant's years of service with us. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan. Assets and associated liabilities of the Deferred Compensation Plan are included in prepaid and other assets and accrued liabilities in our Consolidated Balance Sheets. For the years ended December 31, 2022, 2021 and 2020, we made matching cash contributions of approximately $120 thousand, $170 thousand, and $160 thousand, respectively, which represents 50% of the employees' contributions to the Deferred Compensation Plan up to an amount not to exceed 6% of each employee's respective compensation. No other discretionary contributions were made for the years ended December 31, 2022, 2021 and 2020. The deferred compensation plan assets and liabilities were approximately $8.0 million and $10.4 million as of December 31, 2022 and 2021, respectively.

Note Q — 401(k) Plan

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code for certain employees who have completed at least three months of service. Employees may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, subject to limitations. We may make discretionary contributions to the 401(k) Plan. Employer matching contributions are subject to a two-year vesting schedule based on the participant's years of service with us. For the years ended December 31, 2022, 2021 and 2020, we made matching cash contributions of $6.0 million, $6.4 million, and $5.5 million, respectively, which represents 50% of the employees' contributions to the 401(k) Plan up to an amount not to exceed 6% of each employee's respective compensation. Employees are permitted to elect to purchase our common stock as part of their 401(k) Plan, up to specified limitations and in accordance with applicable law. As of December 31, 2022 and 2021, 3.7% and 6.9%, respectively, of the total plan assets consisted of our common stock.

Note R — Fair Value

We follow a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities, which consist primarily of goodwill. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Our financial instruments include cash and cash equivalents, receivables, payables, borrowings against our ABL Credit Facility and Term Loan Facility, and outstanding Notes. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value at December 31, 2022 and December 31, 2021, because of the short maturities of these instruments. In addition, the interest rates on our Term Loan Facility and ABL Credit Facility are variable and, therefore, we believe the carrying value of outstanding borrowings approximates their fair value.

The fair value of our Notes is based on Level 1 inputs and was as follows at December 31, 2022:

	December 31, 2022		
(in thousands)	Carrying Value	Fair Value	Difference
Senior notes	$ 450,000	$ 365,040	$ (84,960)

Note S — Stock Repurchase Plan

In early December 2021, our Board of Directors authorized a new stock repurchase program for up to $500.0 million (the "December 2021 Program"), which superseded our previous stock repurchase program. Under the December 2021 Program, we may purchase shares of our common stock from time to time in the open market or privately negotiated transactions. We are not obligated to acquire any shares under the program, and the program may be suspended or discontinued at any time. During 2022, 3,536,799 shares of our common stock were repurchased for an aggregate purchase price of approximately $75.1 million under the December 2021 Program, which has approximately $285.0 million remaining under the current authorization available for repurchases. During 2021, 2,829,700 shares of our common stock were repurchased for an aggregate purchase price of approximately $140.0 million under the December 2021 Program. Under previous repurchase programs, 5,069,108 shares of our common stock were repurchased for an aggregate purchase price of $250.0 million during 2021. During 2020, 1,463,377 shares of our common stock were repurchased for an aggregate purchase prices of $26.6 million under previous repurchase programs.

Note T — Segment Information

The operating segments reported below are the segments for which separate financial information is available and for which segment results are evaluated by the chief operating decision makers. Our operating segments are organized based on factors including, but not limited to, type of business transactions, geographic location and store ownership. Within our operating segments, we offer merchandise for lease from certain basic product categories: furniture, including mattresses, tires, consumer electronics, appliances, tools, handbags, computers, smartphones, and accessories.

We report financial operating performance under four operating segments. To better reflect our current strategic focus, our retail partner business operations are now reported as the Acima segment (formerly Preferred Lease), which includes our virtual and staffed business models; and our Rent-A-Center Business segment, which operates our company-owned stores and e-commerce platform through rentacenter.com. In addition, we report operating results for our Mexico and Franchising segments. Reportable segments and their respective operations are defined as follows.

Our Rent-A-Center Business segment primarily operates lease-to-own stores in the United States and Puerto Rico whose customers enter into weekly, semi-monthly or monthly rental purchase agreements, which renew automatically upon receipt of each payment. We retain the title to the merchandise during the term of the rental purchase agreement and ownership passes to the customer if the customer has continuously renewed the rental purchase agreement through the end of the term or exercises a specified early purchase option. This segment also includes the 48 stores operating in two states that utilize a retail model which generates installment credit sales through a retail sale transaction. Segment assets include cash, receivables, rental merchandise, property assets and other intangible assets.

Our Acima segment, which primarily operates in the United States and Puerto Rico, and which includes the operations of Acima Holdings acquired in February 2021 and our former Preferred Lease virtual and staffed locations, generally offers the lease-to-own transaction to consumers who do not qualify for financing from the traditional retailer. The Acima segment offers the lease-to-own transaction through our virtual offering solutions across e-commerce, digital, and mobile channels, and through staffed and unstaffed kiosks located within such retailer's locations.

Our Mexico segment currently consists of our company-owned lease-to-own stores in Mexico. The nature of this segment's operations and assets are the same as our Rent-A-Center Business segment.

The stores in our Franchising segment use Rent-A-Center's, ColorTyme's or RimTyme's trade names, service marks, trademarks and logos, and operate under distinctive operating procedures and standards. Franchising's primary source of revenue is the sale of rental merchandise to its franchisees who, in turn, offer the merchandise to the general public for rent or purchase under a lease-to-own program. As franchisor, Franchising receives royalties of 2.0% to 6.0% of the franchisees' monthly gross revenue and initial fees for new locations. Segment assets include cash, trade receivables, property assets and intangible assets.

Segment information as of and for the years ended December 31, 2022, 2021, and 2020 is as follows:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Revenues			
Rent-A-Center Business	$ 1,949,864	$ 2,037,849	$ 1,852,641
Acima	2,110,320	2,328,089	810,151
Mexico	64,880	61,403	50,583
Franchising	120,328	156,110	100,816
Total revenues	$ 4,245,392	$ 4,583,451	$ 2,814,191

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Gross profit			
Rent-A-Center Business	$ 1,372,863	$ 1,433,536	$ 1,294,695
Acima	632,244	728,852	321,110
Mexico	45,812	43,117	35,665
Franchising	28,613	29,507	20,682
Total gross profit	$ 2,079,532	$ 2,235,012	$ 1,672,152

			Year Ended December 31,			
(In thousands)		**2022**		**2021**		**2020**
Operating profit						
Rent-A-Center Business	$	334,525	$	448,905	$	333,379
Acima		151,301		176,496		57,847
Mexico		6,267		7,858		5,798
Franchising		19,124		20,321		12,570
Total segments		511,217		653,580		409,594
Corporate[(1)]		(362,679)		(373,041)		(172,258)
Total operating profit	$	148,538	$	280,539	$	237,336

[(1)] Includes stock compensation expense of $143.2 million and $127.1 million for the twelve months ended December 31, 2022 and 2021, related to common stock issued to Acima Holdings employees under restricted stock agreements as part of the acquisition consideration subject to vesting restrictions as described in Note N.

			Year Ended December 31,			
(In thousands)		**2022**		**2021**		**2020**
Depreciation, amortization and write-down of intangibles						
Rent-A-Center Business	$	20,526	$	18,588	$	19,912
Acima[(1)]		1,928		2,122		2,066
Mexico		711		511		413
Franchising		146		93		40
Total segments		23,311		21,314		22,431
Corporate[(2)]		29,768		33,516		34,227
Total depreciation, amortization and write-down of intangibles	$	53,079	$	54,830	$	56,658

[(1)] Excludes amortization expense of approximately $64.9 million and $101.7 million for the twelve months ended December 31, 2022 and 2021, respectively, recorded to Other charges in the Consolidated Statement of Operations, related to intangible assets acquired upon closing of the Acima Holdings acquisition. See Note N for additional information.
[(2)] Excludes depreciation expense of approximately $15.9 million and $13.2 million for the twelve months ended December 31, 2022 and 2021, respectively, recorded to Other charges in the Consolidated Statement of Operations, related to software acquired upon closing of the Acima Holdings acquisition. See Note N for additional information.

			Year Ended December 31,			
(In thousands)		**2022**		**2021**		**2020**
Capital expenditures						
Rent-A-Center Business	$	36,682	$	23,139	$	14,869
Acima		244		1,045		161
Mexico		1,590		1,032		392
Franchising		332		—		—
Total segments		38,848		25,216		15,422
Corporate		22,539		37,234		19,123
Total capital expenditures	$	61,387	$	62,450	$	34,545

			December 31,			
(In thousands)		**2022**		**2021**		**2020**
On rent rental merchandise, net						
Rent-A-Center Business	$	465,095	$	477,901	$	444,945
Acima		503,795		676,279		299,660
Mexico		20,979		18,844		18,281
Total on rent rental merchandise, net	$	989,869	$	1,173,024	$	762,886

	December 31,		
(In thousands)	**2022**	**2021**	**2020**
Held for rent rental merchandise, net			
Rent-A-Center Business	$ 124,117	$ 123,111	$ 136,219
Acima	373	626	2,228
Mexico	10,469	9,247	7,819
Total held for rent rental merchandise, net	$ 134,959	$ 132,984	$ 146,266

	December 31,		
(In thousands)	**2022**	**2021**	**2020**
Assets by segment			
Rent-A-Center Business	$ 1,067,875	$ 1,026,886	$ 999,252
Acima	1,198,879	1,476,752	389,650
Mexico	51,225	41,669	42,278
Franchising	18,194	15,412	14,729
Total segments	2,336,173	2,560,719	1,445,909
Corporate	427,446	432,608	305,071
Total assets	$ 2,763,619	$ 2,993,327	$ 1,750,980

	December 31,		
(In thousands)	**2022**	**2021**	**2020**
Assets by country			
United States	$ 2,712,394	$ 2,951,658	$ 1,708,702
Mexico	51,225	41,669	42,278
Total assets	$ 2,763,619	$ 2,993,327	$ 1,750,980

	Year Ended December 31,		
(In thousands)	**2022**	**2021**	**2020**
Rentals and fees by inventory category			
Furniture and accessories	$ 1,323,437	$ 1,542,003	$ 1,028,876
Consumer electronics	482,959	435,004	358,931
Appliances	439,309	426,316	322,261
Wheels and tires	308,618	280,132	—
Jewelry	194,123	146,477	—
Computers	129,577	155,313	119,015
Smartphones	52,803	61,058	59,205
Other products and services	444,627	476,150	374,803
Total rentals and fees	$ 3,375,453	$ 3,522,453	$ 2,263,091

	Year Ended December 31,		
(In thousands)	**2022**	**2021**	**2020**
Revenue by country			
United States	$ 4,180,512	$ 4,522,048	$ 2,763,608
Mexico	64,880	61,403	50,583
Total revenues	$ 4,245,392	$ 4,583,451	$ 2,814,191

Note U — Earnings Per Common Share

Summarized basic and diluted earnings per common share were calculated as follows:

		Year Ended December 31,				
(In thousands, except per share data)		**2022**		**2021**		**2020**
Numerator:						
Net earnings	$	12,357	$	134,940	$	208,115
Denominator:						
Weighted-average shares outstanding		53,850		57,053		54,187
Effect of dilutive stock awards		5,116		9,786		1,567
Weighted-average dilutive shares		58,966		66,839		55,754
Basic earnings per share	$	0.23	$	2.37	$	3.84
Diluted earnings per share	$	0.21	$	2.02	$	3.73
Anti-dilutive securities excluded from diluted earnings per common share:						
Anti-dilutive restricted share units		80		32		1
Anti-dilutive performance share units		197		107		3
Anti-dilutive stock options		448		295		949

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer, concluded that, as of December 31, 2022, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective.

Management's Annual Report on Internal Control over Financial Reporting

Please refer to Management's Annual Report on Internal Control over Financial Reporting in Part II, Item 8, of this Annual Report on Form 10-K.

Auditor's Report Relating to Effectiveness of Internal Control over Financial Reporting

Please refer to the Report of Independent Registered Public Accounting Firm in Part II, Item 8, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

For the quarter ended December 31, 2022, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that, in the aggregate, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

None.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance.(*)*

Item 11. *Executive Compensation.(*)*

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.(*)*

Item 13. *Certain Relationships and Related Transactions, and Director Independence.(*)*

Item 14. *Principal Accountant Fees and Services.(*)*

Our independent registered public accounting firm is Ernst & Young, LLP, Dallas, TX, Auditor Firm ID: 42.

*   The information required by Items 10, 11, 12, 13 and 14 is or will be set forth in the definitive proxy statement relating to the 2023 Annual Meeting of Stockholders of Upbound Group, Inc., which is to be filed with the SEC pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. This definitive proxy statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by Items 10, 11, 12, 13 and 14 are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

1. Financial Statements

The financial statements included in this report are listed in the Index to Financial Statements in Part II, Item 8, of this Annual Report on Form 10-K.

2. Financial Statement Schedules

Schedules for which provision is made in the applicable accounting regulations of the SEC are either not required under the related instructions or inapplicable.

3. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 20, 2020, by and among Rent-A-Center, Inc., Radalta, LLC, Acima Holdings, LLC and Aaron Allred, solely in his capacity as Member Representative (Incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K dated as of December 20, 2020.)
3.1	Certificate of Incorporation of Rent-A-Center, Inc., as amended (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of December 31, 2002.)
3.2	Certificate of Amendment to the Certificate of Incorporation of Rent-A-Center, Inc., dated May 19, 2004 (Incorporated herein by reference to Exhibit 3.2 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.)
3.3	Certificate of Amendment to the Certificate of Incorporation of Rent-A-Center, Inc., dated June 8, 2021 (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of June 9, 2021.)
3.4	Certificate of Amendment to the Certificate of Incorporation of Rent-A-Center, Inc., dated February 21,2023 (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of February 22,2023.)
3.5	Amended and Restated Bylaws of Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K dated as of February 22,2023.)
3.6	Certificate of Designations of Series D Preferred Stock of Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated as of March 29, 2017.)
4.1	Form of Certificate evidencing Common Stock (Incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 10-Q dated as of March 31, 2017.)
4.2	Indenture, dated as of February 17, 2021, by and between Radiant Funding SPV, LLC and Truist Bank (Incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)
4.3	Description of Rent-A-Center, Inc.'s Common Stock (Incorporated herein by reference to Exhibit 4.3 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2020.)
10.1†	Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.)
10.2†	Form of Stock Option Agreement issuable to Directors pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)
10.3†	Form of Stock Option Agreement issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2004.)

10.4†*   Summary of Director Compensation

10.5†   Form of Stock Compensation Agreement issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2005.)

10.6†   Form of Long-Term Incentive Cash Award issuable to management pursuant to the Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2005.)

10.7†   Form of Loyalty and Confidentiality Agreement entered into with management (Incorporated herein by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2016.)

10.8†   Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.17 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)

10.9†   Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.18 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.)

10.10†   Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.11†   Form of Long-Term Incentive Cash Award issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.20 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.12†   Rent-A-Center, Inc. 2006 Equity Incentive Plan and Amendment (Incorporated herein by reference to Exhibit 4.5 to the registrant's Registration Statement on Form S-8 filed with the SEC on January 4, 2007.)

10.13†   Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Equity Incentive Plan (Incorporated herein by reference to Exhibit 10.22 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.14†   Form of Stock Compensation Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.15†   Form of Stock Option Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.16†   Form of Deferred Stock Unit Award Agreement issuable to Directors pursuant to the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010.)

10.17†   Form of Executive Transition Agreement entered into with management (Incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended August 31, 2016.)

10.18†   Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.36 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)

10.19†   Rent-A-Center, Inc. Non-Qualified Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.28 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.)

10.20†   Rent-A-Center, Inc. 401-K Plan (Incorporated herein by reference to Exhibit 10.30 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2008.)

10.21†   Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (Incorporated herein by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed January 28, 2011.)

10.22   Master Confirmation Agreement, dated as of May 2, 2013, between Rent-A-Center, Inc. and Goldman Sachs & Co. (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of May 2, 2013.)

10.23†	Form of Stock Option Agreement issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.37 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)
10.24†	Form of Stock Compensation Agreement (RSU) issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.38 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)
10.25†	Form of Stock Compensation Agreement (PSU) issuable to management pursuant to the Rent-A-Center, Inc. 2016 Long-Term Incentive Plan (Incorporated herein by reference to Exhibit 10.39 to the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.)
10.26†	CEO Employment Agreement, dated December 30, 2017, between Mitchell E. Fadel and Rent-A-Center, Inc. (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of April 3, 2018.)
10.27	Letter Agreement, dated May 25, 2018, by and among Rent-A-Center, Inc., Engaged Capital Flagship Master Fund, LP, Engaged Capital Co-Invest V, LP, Engaged Capital Co-Invest V-A, LP, Engaged Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of May 25, 2018.)
10.28	Amended and Restated Employment Agreement, entered into as of April 16, 2019, between Rent-A-Center, Inc. and Mitchell E. Fadel (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K on April 16, 2019.)
10.29	Term Loan Credit Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.42 to the registrant's Quarterly Report on Form 10-Q on August 9, 2019.)
10.30	ABL Credit Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.43 to the registrant's Quarterly Report on Form 10-Q on August 9, 2019.)
10.31	First Amendment to ABL Credit Agreement dated as of January 26, 2021, by and among Rent-A-Center, Inc., each other Loan Party party thereto, JPMorgan Chase Bank, N.A., as administrative agent and each of the Lenders party thereto (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of January 27, 2021).
10.32	Term Loan Guarantee and Collateral Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., its subsidiaries named as guarantors therein and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.44 to the registrant's Current Report on Form 10-Q on August 9, 2019.)
10.33	ABL Guarantee and Collateral Agreement, dated as of August 5, 2019, between Rent-A-Center, Inc., its subsidiaries named as guarantors therein and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.45 to the registrant's Quarterly Report on Form 10-Q on August 9, 2019.)
10.34	Agreement Containing Consent Order, dated February 21, 2020, by and between the Bureau of Competition and Rent-A-Center, Inc. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of February 21, 2020.)
10.35	ABL Credit Agreement dated as of February 17, 2021, among Rent-A-Center, Inc., as Borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)
10.36	Term Loan Credit Agreement dated as of February 17, 2021, among Rent-A-Center, Inc., as Borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)
10.37	Registration Rights Agreement, dated as of February 17, 2021, by and among Rent-A-Center, Inc. and certain former owners of Acima Holdings, LLC (Incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of February 17, 2021.)

10.38	First Amendment to Term Loan Credit Agreement, dated as of September 21, 2021, by and among Rent-A-Center, Inc., the other Loan Parties party thereto, the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of September 21, 2021.)
10.39	Rent-A-Center, Inc. 2021 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.40	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.41	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Performance Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.42	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant's Current Report on Form 8-K dated as of June 8, 2021)
10.43	Form of Rent-A-Center, Inc. 2021 Long-Term Incentive Plan Deferred Stock Unit Award Agreement (Incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K dated as of June 8, 2021.)
10.44	First Amendment to ABL Credit Agreement, dated as of August 10, 2022, by and among Rent-A-Center, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q on November 3, 2022.)
21.1*	Subsidiaries of Rent-A-Center, Inc.
23.1*	Consent of Ernst & Young LLP
31.1*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Mitchell E. Fadel
31.2*	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 implementing Section 302 of the Sarbanes-Oxley Act of 2002 by Fahmi Karam
32.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Mitchell E. Fadel
32.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Fahmi Karam
101.INS*	XBRL Instance Document - The instance document does not appear in the interactive data files because its XBRL tags are embedded within the inline XBRL document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (embedded within the inline XBRL document contained in Exhibit 101)

†   Management contract or compensatory plan or arrangement.

*   Filed herewith.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UPBOUND GROUP, INC.

By: _____/s/___MITCHELL E. FADEL_____
Mitchell E. Fadel
Chief Executive Officer

Date: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MITCHELL E. FADEL Mitchell E. Fadel	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2023
/s/ FAHMI W. KARAM Fahmi W. Karam	EVP, Chief Financial Officer (Principal Financial and Accounting Officer)	February 24, 2023
/s/ JEFFREY J. BROWN Jeffrey J. Brown	Director	February 24, 2023
/s/ CHRISTOPHER B. HETRICK Christopher B. Hetrick	Director	February 24, 2023
/s/ HAROLD LEWIS Harold Lewis	Director	February 24, 2023
/s/ GLENN P. MARINO Glenn P. Marino	Director	February 24, 2023
/s/ CAROL A. MCFATE Carol A. McFate	Director	February 24, 2023
/s/ JEN YOU Jen You	Director	February 24, 2023